中信泰富有限公司

BY COURIER

Exemption No. 82-5232

RECEIVED

2008 SEP 24 P 1:19

FICE OF INTERNAT...
CORPORATE FI...

Date : 19th September, 2008

CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

[redacted]

SUPPL

08005072

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since August 22, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong;(ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
SEP 26 2008
THOMSON REUTERS

Alice Tso
Assistant Director -
Company Secretariat

dlw 9/25

Encl.
AT/ww/LTR-2983

Annexure

CITIC Pacific Limited

List of Information that the Company since August 22, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong; (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement of unaudited financial results of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) for the six months ended 30 June 2008
   Date : August 25, 2008
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : 2008 Interim Report of Daye *(only available in Chinese)*
   Date : August 25, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : 2008 Summary Interim Report of Daye *(only available in Chinese)*
   Date : August 25, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Unaudited Financial Statements of Daye for the Six Months Ended 2008 *(only available in Chinese)*
   Date : August 25, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Announcement of resolutions passed at the fourth meeting of the Fifth Session of the Board of Directors of Daye *(only available in Chinese)*
   Date : August 25, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Announcement of resolutions passed at the second meeting of the Fifth Session of Supervisory Committee of Daye *(only available in Chinese)*
   Date : August 25, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Announcement regarding the revised forecast of daily related party transactions of Daye for the year 2008 *(only available in Chinese)*
   Date : August 25, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Announcement on Post-Completion Continuing Connected Transaction – Agency Agreement
   Date : August 26, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Joint Announcement with Dah Chong Hong Holdings Limited on Discloseable and Connected Transaction – Acquisition of a 49% interest in FAW Toyota 4S Company and a 50% interest in Lexus 4S Company and the related Shareholders' Loans
   Date : August 26, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : Announcement on Connected Transaction – Capital Increase in Tongling Xin Yazing
    Date : August 27, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

11. Document : Announcement of Interim Results for the Six Months Ended 30 June 2008
    Date : August 28, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

12. Document : Announcement on Closure of Register of Members
    Date : August 28, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

13. Document : Monthly Return on Movement of Listed Equity Securities
    Date : September 2, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

14. Document : Form of Share Buyback Report to HKSE
    Date : September 5, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

15. Document : Interim Report 2008
    Date : September 12, 2008 (distribution date)
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

16. Document : Letter to Shareholders on Change of Election of Language and Means of Receipt of Corporate Communication and the request slip
    Date : September 12, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

17. Document : Circular in connection with Discloseable and Connected Transaction – Acquisition of a 49% interest in FAW Toyota 4S Company and a 50% interest in Lexus 4S Company and the related Shareholders' Loans
    Date : September 16, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

18. Document : Return by a Company Purchasing its Own Shares
    Date : September 17, 2008
    Entity Requiring Item : Hong Kong Companies Registry

19. Document : Joint Announcement with Dah Chong Hong Holdings Limited on Continuing Connected Transactions – (1) Long-term Maintenance Services on ULD by DAS Nordisk to CX; and (2) Outsourcing of ULD Maintenance Services by DAS Nordisk to DAS
    Date : September 17, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DAYE SPECIAL STEEL CO., LTD.
A SUBSIDIARY OF CITIC PACIFIC LIMITED
ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

This Announcement is made by CITIC Pacific Limited ("CITIC Pacific" or "the Company") pursuant to the requirements of Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited to provide shareholders of CITIC Pacific and the public with the unaudited financial results of Daye Special Steel Co., Ltd. ("Daye"), for the six months ended 30 June 2008.

SUMMARY

Daye, a subsidiary of CITIC Pacific, is a company incorporated in the People's Republic of China ("PRC") whose shares are listed on the Shenzhen Stock Exchange. CITIC Pacific has a 58.13% attributable interest in Daye. On 22 August 2008, the board of directors of Daye has approved the unaudited financial statements for the six months ended 30 June 2008. Daye's unaudited financial results will be posted on the Shenzhen Stock Exchange's website on 26 August 2008.

Daye, a subsidiary of CITIC Pacific, is a company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange. CITIC Pacific has a 58.13% attributable interest in Daye. On 22 August 2008, the board of directors of Daye has approved the unaudited financial statements for the six months ended 30 June 2008. Daye's unaudited financial results will be posted on the Shenzhen Stock Exchange's website on 26 August 2008. The Profit and Loss Account for the six months ended 30 June 2008 and the Balance Sheet as at 30 June 2008 of Daye are provided below : -

DAYE SPECIAL STEEL CO., LTD.
PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2008 – UNAUDITED

	2008	**2007**
	RMB	*RMB*
1. Operating Income	4,272,889,075	2,808,562,506
Less : Operating costs	3,978,157,571	2,542,513,274
Operating taxes and surcharges	1,404,483	3,096,992
Selling expenses	33,757,902	29,522,423
General and administrative expenses	28,995,716	40,487,066
Financial expenses	14,982,518	16,160,035
Impairment loss of assets	8,127,315	3,057,462
Add : Gain on change in fair value ("-" indicate loss)	-	-
Investment income ("-" indicate loss)	-	-
(including: investment income on associated companies and joint ventures)	-	-
2. Operating Profit	207,463,570	173,725,254
Add : Non-operating income	2,091,262	7,923,061
Less : Non-operating expenses	97,782	10,579,030
(including: loss on disposal of non-current assets)	39,105	10,541,014
3. Profit before Tax	209,457,050	171,069,285
Less : Income tax	-	-
4. Net Profit	209,457,050	171,069,285
5. Earnings per share		
Earnings per share - basic	0.466	0.381
Earnings per share - diluted	0.466	0.381

BALANCE SHEET AS AT 30 JUNE 2008

	Unaudited 30 June 2008	Audited 31 December 2007
	RMB	*RMB*
ASSETS		
Current Assets	1,862,755,907	1,690,747,371
Non-current Assets	1,751,371,470	1,749,574,851
Total Assets	3,614,127,377	3,440,322,222
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	1,435,266,159	1,415,115,274
Non-current Liabilities	413,627,048	379,548,132
Total Liabilities	1,848,893,207	1,794,663,406
Shareholders' Equity		
Share Capital	449,408,480	449,408,480
Capital Reserve	485,653,274	485,653,274
Less : Treasury Shares	-	-
Surplus Reserve	116,558,920	116,558,920
Retained Profit	713,613,496	594,038,142
Total Shareholders' Equity	1,765,234,170	1,645,658,816
Total Liabilities and Shareholders' Equity	3,614,127,377	3,440,322,222

GENERAL

Shareholders should note that the above unaudited financial results pertain only to Daye and not to CITIC Pacific itself.

Daye's 2008 Interim Report, 2008 Summary Interim Report and other relevant information can be found on the Shenzhen Stock Exchange's website (http://www.szse.cn).

By order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 25 August 2008

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 **2008** 年半年度報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2008年半年度报告

董事长：蔡星海

二OO八年八月

目　　录

一、重要提示

重要提示：公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

没有董事、监事、高级管理人员对半年度报告内容的真实性、准确性、完整性无法做出保证或存在异议。

本公司董事长蔡星海先生、总经理钱刚先生、总会计师吴巨波先生声明：保证半年度报告中财务报告的真实、完整。

公司半年度财务报告未经审计。

二、公司基本情况

（一）公司简介

1. 公司法定中文名称：大冶特殊钢股份有限公司

   公司英文名称：DAYE SPECIAL STEEL CO. ，LTD

2. 公司法定代表人：蔡星海

3. 公司董事会秘书（代）： 吴巨波

   公司证券事务代表：王平国

   联系地址：湖北省黄石市黄石大道316号

   电　话：0714—6297373

   传　真：0714—6297280

   电子邮箱：dytg0708@163.com

4. 公司注册及办公地址：湖北省黄石市黄石大道316号

   邮政编码：435001

   公司国际互联网网址： http://www.dayesteel.com.cn

5. 公司选定的信息披露报纸名称：《中国证券报》《证券时报》《上海证券报》

   登载本半年度报告的中国证监会指定网站的网址：http://www.cninfo.com.cn

本半年度报告备置地点：公司董事会秘书室

6．公司股票上市证券交易所：深圳证券交易所

股票简称：大冶特钢

股票代码：000708

（二）主要财务数据和指标

单位：（人民币）元

	本报告期末	上年度期末	本报告期末比上年度期末增减（%）
总资产	3,614,127,377	3,440,322,222	5.05
所有者权益（或股东权益）	1,765,234,170	1,645,658,816	7.27
每股净资产	3.928	3.662	7.26
	报告期（1－6 月）	上年同期	本报告期比上年同期增减（%）
营业利润	207,463,570	173,725,254	19.42
利润总额	209,457,050	171,069,285	22.44
净利润	209,457,050	171,069,285	22.44
扣除非经常性损益后的净利润	207,463,570	176,782,716	17.36
基本每股收益	0.47	0.38	23.68
稀释每股收益	0.47	0.38	23.68
净资产收益率	11.87%	11.46%	上升 0.41 个百分点
经营活动产生的现金流量净额	124,408,634	44,091,460	182.16
每股经营活动产生的现金流量净额	0.28	0.10	180.00

注：扣除的非经常性损益项目及涉及金额:

非经常性损益项目	金额
处置非流动资产净损失	(39,105)
其他营业外收支净额	2,032,585
合计影响数	1,993,480

（三）按照中国证监会《公开发行证券公司信息披露编报规则第九号》的规定计算的净资产收益率和每股收益

报告期利润	2008年1—6月			
	净资产收益率（%）		每股收益（元）	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
归属于公司普通股股东的净利润	11.87	12.28	0.47	0.47
扣除非经常性损益后归属于公司普通股股东的净利润	11.75	12.16	0.46	0.46

三、 股本变动和主要股东持股情况

（一）股份变动的原因

根据在股权分置改革中持有有限售条件流通股股东的承诺和申请，报告期内，公司股东襄阳汽车轴承股份有限公司、中国北车集团北京南口机车车辆机械厂、上海宏成物业有限公司、无锡市国联投资管理咨询有限公司所分别持有的342万股、114万股、30万股、18万股有限售条件的流通股于2008年2月25日解除限售期，上市流通。

（二）股份变动的批准情况

襄阳汽车轴承股份有限公司、中国北车集团北京南口机车车辆机械厂、上海宏成物业有限公司、无锡市国联投资管理咨询有限公司所持有限售条件的流通股解除限售期于2008年2月23日经深交所核准。

（三）股份总数、股份结构变动情况:

1、股份变动情况表

单位：股

	本次变动前		本次变动增减（+、-）					本次变动后	
	数量	比例	发行新股	送股	公积金转股	其他	小计	数量	比例
一、有限售条件股份	268,560,532	59.76				-5,040,000	-5,040,000	263,520,532	58.64
1、国家持股									
2、国有法人持股									
3、其他内资持股	141,942,052	31.58				-5,040,000	-5,040,000	136,902,052	30.46
其中：境内非国有法人持股	141,940,000	31.58				-5,040,000	-5,040,000	136,900,000	30.46
境内自然人持股	2,052							2,052	
4、外资持股	126,618,480	28.18						126,618,480	28.18
其中：境外法人持股	126,618,480	28.18						126,618,480	28.18
境外自然人持股									
二、无限售条件股份	180,847,948	40.24				+5,040,000	+5,040,000	185,887,948	41.36
1、人民币普通股	180,847,948	40.24				+5,040,000	+5,040,000	185,887,948	41.36
2、境内上市的外资股									
3、境外上市的外资股									
三、股份总数	449,408,480	100.00						449,408,480	100.00

2、有限售条件股份可上市交易时间

单位：股

时 间	限售期满新增可上市交易股份数量	有限售条件股份数量余额	无限售条件股份数量余额	说 明
2008 年 2 月 7 日	5,040,000	261,238,480	188,170,000	2 月 25 日，襄阳汽车轴承股份有限公司、中国北车集团北京南口机车车辆机械厂、上海宏成物业有限公司、无锡市国联投资管理咨询有限公司合计持有的 504 万股有限售条件的流通股解除限售期，上市流通。湖北正智资产管理有限公司持有的 228 万股有限售条件的流通股,可于 2007 年 8 月 7 日上市交易。但该公司未提出解除限售的申请。
2009 年 2 月 7 日	261,238,480	0	449,408,480	

3、前 10 名有限售条件股东持股数量及限售条件：

单位：股

序号	有限售条件股东名称	持有的有限售条件股份数量	可上市交易时间	新增可上市交易股份数量	限售条件
1	湖北新冶钢有限公司	134,620,000	2009 年 2 月 7 日	134,620,000	注 1
2	中信泰富（中国）投资有限公司	126,618,480	2009 年 2 月 7 日	126,618,480	
3	湖北正智资产管理有限公司	2,280,000	2007 年 8 月 7 日	2,280,000	注 2

注1：该公司承诺自改革方案实施之日起，至少在36 个月内不上市交易或者转让。

注2：该公司承诺自改革方案实施之日起，至少在18 个月内不上市交易或者转让。该股东未提出解除限售申请。

（四）报告期末股东持股情况

股东数量和持股情况：

单位：股

股东总数	45,863 户				
前 10 名股东持股情况					
股东名称	股东性质	持股比例（%）	持股总数	持有有限售条件股份数量	质押或冻结的股份数量
湖北新冶钢有限公司	境内非国有法人	29.95	134,620,000	134,620,000	
中信泰富（中国）投资有限公司	境外法人	28.18	126,618,480	126,618,480	
银丰证券投资基金	其他	2.06	9,245,115		
全国社保基金一零二组合	其他	1.99	8,929,290		
东风汽车公司	其他	1.78	7,980,000		
上海浦东发展银行－广发小盘成长股票型证券投资基金	其他	1.21	5,455,268		
兴业银行股份有限公司－兴业全球视野股票型证券投资基金	其他	1.07	4,788,053		
中国工商银行－易方达价值成长混合型证券投资基金	其他	0.83	3,740,665		
国际金融－渣打－GOV'TOF SINGAPORE INVEST CORP. PTE LTD.	其他	0.82	3,667,390		

全国社保基金一零八组合	其他	0.62	2,800,000		

前 10 名无限售条件股东持股情况

股东名称	持有无限售条件股份数量	股份种类
银丰证券投资基金	9,245,115	人民币普通股
全国社保基金一零二组合	8,929,290	人民币普通股
东风汽车公司	7,980,000	人民币普通股
上海浦东发展银行一广发小盘成长股票型证券投资基金	5,455,268	人民币普通股
兴业银行股份有限公司一兴业全球视野股票型证券投资基金	4,788,053	人民币普通股
中国工商银行一易方达价值成长混合型证券投资基金	3,740,665	人民币普通股
国际金融一渣打一GOV'T OF SINGAPORE INVEST CORP. PTE LTD.	3,667,390	人民币普通股
全国社保基金一零八组合	2,800,000	人民币普通股
中国一拖集团有限公司	2,280,000	人民币普通股
中国农业银行一银河稳健证券投资基金	1,800,000	人民币普通股
上述股东关联关系或一致行动的说明	公司前10名股东中的第1名和第2名股东属于《上市公司收购管理办法》中规定的一致行动人。未知前10名流通股股东之间及前10名流通股股东和前10名股东之间是否存在关联关系。	

说明：

1、湖北新冶钢有限公司、中信泰富（中国）投资有限公司为持有本公司5%以上股份的股东；

2、公司前十名股东中，前第一名股东和前第二名股东系同一实际控制人中信泰富有限公司控制的下属公司，属于《上市公司收购管理办法》中规定的一致行动人。

3、中信泰富（中国）投资有限公司为境外法人股东。

（五）报告期内，公司控股股东、公司实际控制人未发生变化。

四、 董事、监事、高级管理人员情况

(一) 报告期内，公司董事、监事、高级管理人员持有公司股票的变动情况

报告期内,公司董事、监事、高级管理人员持有的公司股票未发生变动，无股票期权，未被授予限制性股票。

（二） 董事、监事、高级管理人员新聘或解聘情况

报告期内,公司于2008年4月18日召开了2007年年度股东大会，审议通过了《关于公司董事会换届选举的议案》、《关于公司监事会换届选举的议案》，经过逐项表决，以累积投票方式选举蔡星海先生、李松兴先生、罗铭韬先生、邵鹏星先生、钱刚先生、文武先生、王培熹先生、吴茂清先生、周志海先生、沈岩先生、虞良杰先生为公司第五届董事会董事，组成公司第五届董事会；选举傅柏树先生、关景南先生、吴巨波先生为公司第五届监事会监事，并与公司职工代表大会联席会议推选出的职工代表担任的监事刘亚平先生、黄旭光先生组成第五届监事会。同日，公司召开了第五届董事会第一次会议，选举蔡星海先生为公司董事长，聘任钱刚先生为公司总经理，聘任王培熹先生为公司董事会秘书、总会计师，聘任高国华先生、王社教先生为公司副总经理；公司召开了第五届监事会第一次会议，选举傅柏树先生为公司监事会主席。

2008年7月7日，公司监事会收到公司监事吴巨波先生的书面辞职报告，因工作变动原因，请求辞去其所担任的公司监事职务。公司监事会同意其辞职申请。

2008年7月9日，公司以通讯方式召开第五届董事会第二次会议，审议通过了《关于调整公司高级管理人员的议案》。由于工作调动的原因，王培熹先生请求辞去公司总会计师、公司董事会秘书职务。公司董事会同意其辞职申请。

经总经理提名，董事会同意聘任吴巨波先生为公司总会计师。

根据《深圳证券交易所股票上市规则》的有关规定，董事会同意指定吴巨波先生代行董事会秘书职责。

五、 董事会报告

（一）董事会的讨论与分析

报告期内，特钢市场需求旺盛，原材料价格大幅飙升，钢材价格高位波动。受此影响，特钢行业呈现出高成本、高价格、高难度、高风险的运行态势。为适应特钢市场的急剧变化，公司推进“品牌、高质、高效”的工作主题和方针，增强了抗风险的能力和竞争实力，化解了诸多不利因素，促进了生产经营的稳健发展。

——经济效益稳步提升。面对原材料价格涨幅高于钢材价格涨幅的严峻形势,公司继续转变增长方式，依靠品种质量求效益，在钢、钢材的生产量、销售量同比略有降低的情况下，经济效益实现了稳步增长。今年 1-6 月份，实现营业收入 427,289 万元，同比增长 52.14%；实现营业利润 20,746 万元，同比增长 19.42%；实现利润总额、净利润均为 20,946 万元，同比增长 22.44%。同一季度相比，二季度的经济效益指标明显好于一季度，其营业收入增长 13.6%，营业利润增长 47.56%，利润总额、净利润增长 47.6%。

——品牌优势进一步发挥。优化产品结构，完成高质高效的品牌产品 12.56 万吨，达年目标的 50%；高特级轴承钢、高级齿轮钢、高级弹簧钢、高合金钢及军工钢分别同比增长 35.7%、6.89%、123.89%、58.82%，开发新产品 20.4 万吨，同比增长 14.1%。铁路轴承钢、弹簧圆钢、船用系泊链钢、高级电站用钢达国内外先进水平，适应了高端市场的需求；公司与国内外 50 余个知名企业结成战略合作伙伴，建立了长期供货渠道；公司产品达到了美国的卡特彼勒、日本的丰田、本田、法国的雪铁龙、济南重汽等知名公司的要求。

——出口钢材再现积极变化。在全国出口钢材下滑的情况下，公司出口钢材 8.97 万吨，同比增长 5%；实现创汇额 7,882 万美元，同比增长 52%。在出口结构上，适应国家宏观调控的要求，压缩低端产品，碳结钢同比降低 90%以上，仅占出口比例的 5%；高附加值产品的轴承钢、弹簧钢、合结钢合计总量同比增长 65%，其中弹簧钢占出口比例 27%；重点拓展了东南亚市场，同比增长了 79%，非洲、美洲市场也比上年同期有所提升。

——采购价格和生产成本得到一定程度的控制。围绕效益目标，公司及时预测市场发展趋势，及时决策，落实预算目标，并对执行情况进行全过程预控；通过建设原材料供应基地、充分利用区域的价差、低价采购并储备原料、合金等形式，控制采购成本；围绕合同，按照通畅、集约、有序的原则，推进销供产一体化运作，使生产经营高效运行；在冶炼、加工设备检修的情况下，合理安排生产，压缩库存

和生产流程中的钢坯、锭 2.6 万吨，适应了发展的要求；开展降低焦比、钢铁料消耗、合金消耗、冶炼电耗等节能降耗攻关，降低工序成本 5,868 万元。

——技术改造进展情况较好。根据当前市场竞争的焦点，重点围绕品种质量和产品档次做文章，从全局性、先进性、前瞻性、系统性上来抓好对现有设备的再投入、再改造。上半年，共实施结转、新建技改项目 20 项，完成投资 10,630 万元。其中已完工 8 项，经投产后，创效 340 万元。特别是完成了四炼钢 RH"双工位"的技术改造，优化了精炼工艺，提高了真空处理钢水的能力，形成了高端产品工艺路线，提升了在线装备的整体水平，增强了公司参与市场竞争的能力。

（二）报告期内经营情况：

1、报告期内总体经营情况

单位：（人民币）万元

	报告期（1—6 月）	上年同期	本报告期比上年同期增减（%）
营业收入	427,289	280,856	52.14
营业利润	20,746	17,373	19.42
净利润	20,946	17,107	22.44

变动原因：

⑴ 营业收入增长主要是报告期内产品销售价格大幅上升，同时，公司高质高效、高附加值的品牌产品增加所致。

⑵ 营业利润增长主要是高附加值的产品增加和产品结构优化导致盈利水平增强，同时减少了期间费用。

⑶ 净利润增长主要是随着营业利润的增长，净利润与其同步增长，同时营业外收支净额增加。

2、主营业务的范围及经营状况

公司主营业务的范围: 钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

主营业务分行业、分产品情况：

单位：（人民币）万元

行业	营业收入	营业成本	毛利率（%）	营业收入比上年同期增减（%）	营业成本比上年同期增减（%）	毛利率比上年同期增减（%）
汽车行业	154,865	144,530	6.67	63.88	60.90	1.72
铁路轴承行业	59,446	48,872	17.79	57.81	56.07	0.92
锅炉及机械制造业	28,188	27,598	2.09	-29.05	-18.04	-13.16
钢压延加工业	148,359	140,766	5.12	69.05	78.03	-4.79
船舶行业	4,985	4,653	6.66	-8.01	1.37	-8.64
产品						
轴承钢	55,002	45,720	16.88	44.03	42.17	1.09
弹簧合结合工钢	212,808	200,121	5.96	40.78	46.81	-3.86
冲模不锈	45,985	44,063	4.18	506.90	607.95	-13.68
碳结碳工钢	82,048	76,515	6.74	20.39	19.98	0.32

主营业务分地区情况：

地区	营业收 入(万元)	营业收入比上年同期增减（%）
华北	94,108	238.91
华东	. 85,871	1.91
中南	145,412	39.55
西部	15,229	44.65
国外	55,223	44.09

3、报告期内利润构成、主营业务及结构、主营业务盈利能力发生重大变化的说明

报告期内，利润构成、主营业务及结构、主营业务盈利能力未发生重大变化。

4、对报告期利润产生重大影响的其他经营业务活动

报告期内，公司无对利润产生重大影响的其他经营业务活动。

5、参股公司的投资收益对公司净利润影响情况

报告期内，无单个参股公司的投资收益对公司净利润的影响达 10%以上。

6、经营中的问题与困难

报告期内，公司面临的主要问题、困难及解决措施是：

(1) 铁矿石、废钢、煤炭、部分合金等大宗原材料大幅涨价，且资源紧张，导致采购价格、生产成本较上年同期大幅增加，给生产经营带来较大的成本压力。为化解矛盾，公司打造原材料供应基地和开辟新的渠道，保证了资源的供应；加强原料

市场分析和预测，把握价格趋势，科学快速决策，通过招标、性价比等方式，控制采购价格；强化生产指挥和管理，控制生产过程，控制物流成本，控制关键工序，降低生产成本，减轻成本压力。

⑵ 人民币汇率的快速升高和国家对钢材出口退税政策的调整，加大了公司产品出口的难度，降低了出口产品的竞争力。针对汇率风险和政策调整，公司不断增强风险意识，按照预测交货时的汇率来测算产品价格，降低汇率风险；为适应国家对出口产品的政策要求，减少低附加值产品出口，加大高质高效产品的出口，提高盈利水平；调整市场结构、用户结构，增加直供用户，稳定订货渠道，建立多区域的市场格局。

（三）报告期内投资情况

1、在报告期内，公司无募集资金或以前期间募集资金的使用延续到报告期的情况。

2、报告期内，重大非募集资金投资项目的实际进度和收益情况：

报告期内，公司用自有资金，实施技术改造，已完成技改项目 8 个，正在进行的技改项目 12 个，完成技改投资 10,630 万元。投资额较大的项目如下：

⑴ 二炼铁高炉煤气余压余热发电（TRT）工程，计划投资2,000万元，累计完成投资1,496万元，其中报告期内完成投资413万元。该项目于2007年5月开始施工，2008年4月11日竣工投产后，发电创效49.22万元。

⑵ 一轧钢大规格棒材精整工序改造（二期），计划投资 2,000 万元，累计完成投资 1,910 万元，其中报告期内完成投资 131 万元。该项目于 2007 年 4 月开工，2008 年 3 月竣工投产后，扩大大规格棒材退火能力，确保钢材质量，创效 89.5 万元。

⑶ 连轧厂新增一座步进梁式加热炉，计划投资 2,700 万元，累计完成投资 2,916 万元，其中报告期内完成投资 845 万元。该项目于 2007 年 4 月开工，2008 年 2 月投产后，减少原加热炉大修停产带来的损失，创效 201.26 万元。

(4) 四炼钢厂工艺流程及物流优化改造，计划投资4,800万元，累计完成投资1,853万元，其中报告期内完成投资610万元。该项目于2007年6月开工，2008年6月竣工投产后，提高真空比能力和钢水质量。

(5) 四炼钢 2＃连铸机改造，计划投资 1,200 万元，实际投资 2,521 万元，其中报告期内完成投资 1,784 万元。该项目于 2007 年 4 月开工，2008 年 5 月 20 日投产后，解决铸坯质量问题。

(6) 热处理厂银亮线增加卷-棒功能和联合拉拔机，主要对连轧厂生产的大盘卷钢材深加工。计划投资2,000万元，累计完成投资948万元，其中报告期内完成投资806万元。开卷机及台架设备已全部到货，土建工程开始施工。开卷机项目预计2008年8月竣工。

(7) 二炼钢厂引进16吨保护气氛电渣炉，主要是新增各种锭型优质电渣钢。计划投资3,730万元，累计完成投资1,911万元，其中报告期内完成投资190万元。项目于2007年9月施工，土建工程已完工，进口设备已到货，国内配套设备正进行整改，预计2008年12月竣工。

(8) 连轧厂电控系统改造，主要是为提高设备运行的可靠性，降低运行费用。计划投资2,000万元，累计完成投资597万元。报告期内，尚在进行设计，设备制造中，预计2009年3月竣工。

(9) 四炼钢新建3#连铸机，主要是提高连铸坯产能。计划投资9,780万元，完成投资3,548万元。项目于2008年2月施工，延长厂房钢立柱安装完成，行车梁、屋架等钢结构制作完成50%，连铸机设备基础桩完工，预计2008年11月竣工。

(10) 锻钢新建120吨台车式退火炉，主要是为提高钢材退火质量，增强产品竞争力。计划投资200万元，完成投资118万元。项目于2008年5月开工，加热炉已顺利调试点火，准备进行烘炉，预计2008年7月竣工。

（四）实际经营成果与有关计划的比较

2007 年度报告中预计 2008 年的总体经营计划为：实现销售收入 63 亿元。报告期内，公司实现营业收入 42.73 亿元，完成计划的 67.82%，实现了时间过半、任务过半的目标。这是由于报告期内原材料价格大幅上涨支撑和拉动了钢材价格的上

涨，导致报告期内实际价格与制订经营计划时的价格相比涨幅较大。因此，公司实际实现的经营情况超过经营计划。

（五）董事会预测本年初至下一报告期期末的净利润与上年同期相比不会发生大幅度变动。

（六）公司半年度财务报告未经会计师事务所审计，上年度普华永道中天会计师事务所有限公司为公司出具了标准无保留意见的审计报告。

（七）下半年的工作环境、思路及应对措施

从下半年的特钢市场来看，面临着比较严峻的形势：国内外经济的发展使特钢需求的基本态势没有改变，但增长的幅度有所放缓；出口钢材总体呈下滑态势，但高端产品的出口仍有空间；原材料价格继续上涨，钢材价格企稳并略有回落，特钢企业盈利的空间缩小；从紧的货币政策使上下游企业的资金趋于紧张。公司要密切关注日益增多的不确定因素和潜在风险，增强忧患意识，及时采取相应的对策和措施，应对各种困难和挑战，促进生产经营的平稳、持续发展。

下半年，公司要继续坚持以经济效益为中心，推进"品牌、高质、高效"的发展战略，实现全年经营目标，力争取得较好的业绩。

其主要措施是：

1、打造精品，创造品牌，积极主动抢占高端市场。扩大高质高效品牌产品的生产，在SKF轴承钢等精品上取得突破，开发满足市场需求的新产品，扩大跨国企业和国内外知名企业的战略合作，发展高合金钢等特色市场，进一步发挥品牌效应。

2、全员增强成本意识，开展科学降本、挖潜增效活动，理性判断市场，控制采购成本；制订吨铁、吨钢、吨材和费用降低目标，建立模拟市场价格、内部核算考核体系，广泛开展节能降耗活动，分解目标，制定措施，落实责任，严格奖惩。

3、发挥品种、规格优势，加大高品质、大规格的钢材出口力度，保持合理的出口水平，巩固现有市场，拓展欧美、中东、非洲等市场，提高直供比，控制汇率和贸易风险，持续增强核心竞争力。

4、严格按照合同组织生产经营，突出关键品种和出口合同，强化销供产衔接和各工序的紧凑运作，提高计划执行率和合同兑现率，同时，解决和平衡好质量与产量、生产与检修的矛盾，保证生产经营的高效化。

5、加快技术改造，推进技术进步，对完成的技改项目，要整合和贯通生产线，发挥整体功能，实现达产达效；对尚未完成的项目，要按照工程的网络计划，保证高质量、按进度完成任务。

六、 重要事项

（一） 公司治理情况

报告期内，公司对2007年开展的公司治理专项活动中尚未整改的问题进行了认真的整改，在关联交易和同业竞争问题上，公司在规范关联交易行为的同时，通过扩大采购渠道、减少关联方坯料供应等措施，同口径降低了关联交易的金额；通过调整产品结构、划分产品种类和规格、确立各自的市场定位，规避了同业竞争。在健全内控制度和发挥董事会专委会作用上，根据形势发展和管理工作的要求，制订、修订和落实了37项管理标准和管理制度，强化了内部控制；围绕公司的重大事项，确立董事会专委会的工作主题，共召开了6次会议，为董事会科学决策提供了依据和论证方案。在高级管理人员的学习问题上，董事、监事、高级管理人员以自学为主，组织内训和专家授课，学习证券法规和管理知识，增强了规范运作的意识和能力。在投资者关系问题上，通过日常的信息披露、接待投资者调研、“一对一”沟通、开通公司网站和互动平台等，接受公众监督，回答股东咨询，改进与投资者的关系，提升了公司的形象。上半年，公司完成了对公司治理整改报告中所列整改事项的整改。根据《中国证券监督管理委员会公告》[2008]27号文件精神和《湖北证监局关于进一步深入推进公司治理专项活动的通知》的要求，公司于2008年7月22日，召开了第五届董事会第三次会议，审议通过了《关于公司治理整改情况的说明》，对截止2008年6月30日公司治理整改报告中所列整改事项进行了说

明，并按规定予以公告。相关公告刊登在2008年7月23日的《中国证券报》、《证券时报》、《上海证券报》和巨潮资讯网上。

（二）公司的利润分配实施情况

报告期内，公司于2008年4月18日召开的2007年年度股东大会审议通过了2007年度利润分配方案，以公司总股本449,408,480股为基数，向全体股东每10股派发现金股利2元（含税）。该方案已于2008年5月22日实施。相关公告刊登在2008年5月14日的《中国证券报》、《证券时报》、《上海证券报》和巨潮资讯网上。

公司本半年度无利润分配预案，也无资本公积金转增股本预案。

（三）公司重大诉讼、仲裁事项

报告期内，公司无重大诉讼、仲裁事项，也无以前发生持续到报告期的重大诉讼、仲裁事项。

公司无持有其他上市公司股权、参股商业银行、证券公司、保险公司、信托公司和期货公司等金融企业股权，也无参股拟上市公司等投资情况。

公司无证券投资情况。

（四）公司重大资产收购、出售情况

报告期内，公司无重大资产收购、出售情况及企业合并事项，也无以前期间发生但持续到报告期的重大资产收购、出售及企业合并事项。

（五）重大关联交易

1、与日常经营相关的关联交易：

(1) 关联交易方

公司的关联交易方是湖北新冶钢有限公司（以下简称"新冶钢"）、江阴兴澄特种钢铁有限公司（以下简称"兴澄特钢"）、湖北中特新化能科技有限公司（以下简称"新化能"）、黄石新兴管业有限公司(以下简称"新兴管业")。

⑵ 关联交易主要内容、交易金额：

①新冶钢为公司第一大股东。报告期内，公司与新冶钢关联交易额为137,614.83 万元。其中，公司向新冶钢采购货物 102,948.96 万元，销售货物 34,048.73 万元，提供劳务费 131.73 万元，接受劳务费 318.66 万元；接受固定资产 166.75 万元。

②兴澄特钢与公司受同一实际控制人控制。报告期内，公司与兴澄特钢关联交易额为 13,423.51 万元。主要是公司向兴澄特钢采购原材料。

③新化能与公司受同一实际控制人控制。报告期内，公司与新化能关联交易额为 42,358.82 万元。其中，公司向新化能采购货物 39,868.76 万元，销售货物 2,232.35 万元，提供劳务费 257.71 万元。

④新兴管业为公司第一大股东的参股公司。公司与新兴管业关联交易额为 1,948.37 万元。其中，公司向新兴管业采购货物 1,910.92 万元，销售货物 37.45 万元。

⑶ 上述关联交易的定价原则：

关联交易价格按下列原则确立：有国家物价部门定价的按国家定价；没有国家定价的以市场价格为标准；没有市场价格参考时，以实际成本加成一定比例商定协议价格，加成比例不高于成本的 20%。

2、报告期内，公司无资产收购、出售发生的关联交易。

3、报告期内，公司与关联方不存在非经营性债权、债务往来或担保事项。

（六）重大合同及其履行情况

1、公司无在报告期内发生或以前期间发生但延续到报告期的重大交易、托管、承包、租赁其他公司资产或其他公司托管、承包、租赁公司资产的事项。

2、公司无在报告期内发生或以前期间发生但延续到报告期的重大担保合同事项。

3、公司无在报告期内发生或以前期间发生但延续到报告期的重大委托他人进行现金资产管理的事项。

（七）公司或持有公司股份 5%以上股东承诺事项及履行情况

1、报告期内，公司未作出承诺事项，也无以前期间发生但持续到报告期的承诺事项。

2、公司第一大股东新冶钢在股权分置改革时承诺：自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于3亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除新冶钢和中信泰富（中国）投资有限公司之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有1股获得0.053元。履行的具体办法另行公告。

3、新冶钢与中信泰富（中国）投资有限公司承诺，所持有限售条件的流通股自股权分置改革方案实施之日起，至少在36个月内不上市交易或者转让。正在履行之中。

（八）公司持股5%以上股东2008年追加股份限售承诺的情况

公司持股5%以上股东2008年未作出追加延长股份限售期、设定或提高最低减持价格等股份限售承诺。

（九）独立董事对公司控股股东及其他关联方占用公司资金、公司对外担保情况的专项说明和独立意见

根据中国证监会《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》和《关于规范上市公司对外担保行为的通知》精神，我们作为公司独立董事，本着对公司和全体股东负责的态度，按照实事求是的原则，对公司报告期内公司控股股东及关联方占用公司资金情况和对外担保情况进行了认真的核查和落实，现发表如下专项说明和独立意见：

经审慎查验，报告期内，公司严格遵守相关法律、法规和《公司章程》的规定，不存在控股股东及关联方非经营性占用公司资金的情况；公司与控股股东及关联方的资金往来，属正常经营性资金往来，不存在违规占用公司资金的情况。

报告期内，公司没有为控股股东和关联方提供担保，也没有以前期间发生延续

到报告期的担保事项。

（十）报告期内，公司及其董事、监事、高级管理人员、公司股东、实际控制人、收购人没有受到有权机关调查、司法纪检部门采取强制措施、被移送司法机关或追究刑事责任、中国证监会稽查、中国证监会行政处罚、通报批评、证券市场禁入、认定为不适当人选、被其他行政管理部门处罚及证券交易所公开谴责的情况。

（十一）报告期接待调研、沟通、采访等活动情况表

接待时间	接待地点	接待方式	接待对象	谈论的主要内容及提供的资料
1 月 8 日	公司	实地调研	富国基金管理有限公司 周蔚文 白延红	公司简况、生产经营、产品研发、工艺装备、股改承诺等情况
1 月 11 日	公司	实地调研	汇添富基金管理有限公司 齐东超	
4 月 2 日	公司	实地调研	平安证券有限责任公司 聂秀欣 工银瑞信基金管理有限公司 王佳 信达澳银基金管理有限公司 周志超	公司简况、产品装备及经营业绩情况
4 月 21 日	公司	实地调研	深圳尚诚资产管理有限公司 蒋凌萌	公司 2007 年度经营情况
5 月 12 日	公司	实地调研	长盛基金管理有限公司 王亮	公司经营情况、原材料价格及对公司的影响
6 月 26 日	公司	实地调研	中银国际证券有限公司 乐宇坤 许民乐 招商基金 周德昕 广发基金管理有限公司 傅友兴	公司的生产经营和发展情况

七、财务报告（未经审计）

会计报表:

资 产 负 债 表

编制单位:大冶特殊钢股份有限公司　　2008 年 6 月 30 日　　单位:人民币元

项　目	附注	期末数	期初数
流动资产:			
货币资金	六(1)	215,922,238	175,213,883
交易性金融资产			
应收票据	六(2)	305,931,734	156,866,014
应收帐款	六(3)	239,759,166	201,190,214
预付款项	六(4)	175,455,232	107,248,575
应收利息			
应收股利			
其他应收款	六(3)	7,901,491	10,490,453
存货	六(5)	917,786,046	1,039,738,232
一年内到期的非流动资产			
其他流动资产			
流动资产合计		1,862,755,907	1,690,747,371
非流动资产:			
可供出售金融资产			
持有至到期投资			
长期应收款			
长期股权投资			
投资性房地产			
固定资产	六(6)	1,560,932,018	1,628,494,047
在建工程	六(7)	155,617,358	87,540,345
工程物资	六(8)	4,917,000	3,185,365
固定资产清理			
生产性生物资产			
油气资产			
无形资产	六(9)	29,905,094	30,355,094
开发支出			
商誉			
长期待摊费用			
递延所得税资产			
其他非流动资产			
非流动资产合计		1,751,371,470	1,749,574,851
资 产 合 计		3,614,127,377	3,440,322,222

公司法定代表人：蔡星海　　总经理：钱 刚　　主管会计工作负责人：吴巨波

资产负债表(续)

编制单位:大冶特殊钢股份有限公司　　2008 年 6 月 30 日　　单位:人民币元

项　目	附注	期末数	期初数
流动负债:			
短期借款	六(10)	5,000,000	5,000,000
交易性金融负债			
应付票据	六(11)	50,000,000	39,043,188
应付帐款	六(12)	843,983,949	985,117,978
预收款项	六(13)	188,072,038	186,956,114
应付职工薪酬	六(14)	20,357,028	25,219,082
应交税费	六(15)	47,822,590	17,822,281
应付利息		1,002,922	891,283
应付股利	六(16)	509,700	53,700
其他应付款	六(17)	275,612,932	152,106,648
一年内到期的非流动负债		2,905,000	2,905,000
其他流动负债			
流动负债合计		1,435,266,159	1,415,115,274
非流动负债:			
长期借款	六(18)	380,000,000	345,000,000
应付债券			
长期应付款			
专项应付款			
预计负债	六(19)	33,627,048	34,548,132
递延所得税负债			
其他非流动负债			
非流动负债合计		413,627,048	379,548,132
负债合计		1,848,893,207	1,794,663,406
股东权益:			
股本	六(20)	449,408,480	449,408,480
资本公积	六(21)	485,653,274	485,653,274
减:库存股			
盈余公积	六(22)	116,558,920	116,558,920
未分配利润	六(23)	713,613,496	594,038,142
股东权益合计		1,765,234,170	1,645,658,816
负债和股东权益总计		3,614,127,377	3,440,322,222

公司法定代表人:蔡星海　　总经理:钱 刚　　主管会计工作负责人:吴巨波

利润表

编制单位:大冶特殊钢股份有限公司　　2008 年 6 月 30 日　　单位:人民币元

项　目	附注	本期数	上年同期数
一、营业收入	六(24)	4,272,889,075	2,808,562,506
减：营业成本	六(24)	3,978,157,571	2,542,513,274
营业税金及附加	六(25)	1,404,483	3,096,992
销售费用		33,757,902	29,522,423
管理费用		28,995,716	40,487,066
财务费用	六(26)	14,982,518	16,160,035
资产减值损失	六(27)	8,127,315	3,057,462
加：公允价值变动收益(损失以"-"号填列)			
投资收益(损失以"-"号填列)			
其中：对联营企业和合营企业的投资收益			
二、营业利润		207,463,570	173,725,254
加：营业外收入	六(28)	2,091,262	7,923,061
减：营业外支出	六(28)	97,782	10,579,030
其中：非流动资产处置损失		39,105	10,541,014
三、利润总额		209,457,050	171,069,285
减：所得税费用			
四、净利润		209,457,050	171,069,285
五、每股收益			
（一）基本每股收益		0.47	0.38
（二）稀释每股收益		0.47	0.38

公司法定代表人：蔡星海　　总经理：钱 刚　　主管会计工作负责人：吴巨波

现 金 流 量 表

编制单位:大冶特殊钢股份有限公司　　2008 年 6 月 30 日　　单位:人民币元

项　　目	附注	2008 年 1-6 月	2007 年 1-6 月
一、经营活动产生的现金流量:			
销售商品、提供劳务收到的现金		2,082,859,932	1,388,716,684
收到的税费返还			
收到的其他与经营活动有关的现金		1,461,935	1,552,412
现金流入小计		2,084,321,867	1,390,269,096
购买商品、接受劳务支付的现金		1,770,648,092	1,211,671,574
支付给职工以及为职工支付的现金		43,203,269	30,794,438
支付的各项税费		142,675,998	97,247,066
支付的其他与经营活动有关的现金	六(29)(d)	3,385,874	6,464,558
现金流出小计		1,959,913,233	1,346,177,636
经营活动产生的现金流量净额	六(29)(a)	124,408,634	44,091,460
二、投资活动产生的现金流量:			
收回投资所收到的现金			
取得投资收益所收到的现金			
处置固定资产、无形资产和其他长期资产所收回的现金净额		139,845	-
收到的其他与投资活动有关的现金			
现金流入小计		139,845	-
购建固定资产、无形资产和其他长期资产所支付的现金		35,572,614	20,947,649
投资所支付的现金			
支付的其他与投资活动有关的现金			
现金流出小计		35,572,614	20,947,649
投资活动产生的现金流量净额		(35,432,769)	(20,947,649)
三、筹资活动产生的现金流量:			
借款所收到的现金		35,000,000	121,000,000
开出银行票据与取得借款所减少的保证金		-	60,656,282
现金流入小计		35,000,000	181,656,282
偿还债务所支付的现金		-	200,000,000
分配股利或利润、利息所支付的现金		49,540,834	12,890,160
开出银行票据与取得借款所增加支付的保证金			
支付的其他与筹资活动有关的现金		267,694	249,943
现金流出小计		49,808,528	213,140,103
筹资活动产生的现金流量净额		(14,808,528)	(31,483,821)
四、汇率变动对现金的影响		(3,220,642)	(1,859,554)
五、现金及现金等价物净增加额	六(29)(b)	70,946,695	(10,199,564)
加:现金及现金等价物的期初余额	六(29)(b)	134,975,543	196,536,895
六、期末现金及现金等价物的余额	六(29)(b)	205,922,238	186,337,331

公司法定代表人:蔡星海　　总经理:钱 刚　　主管会计工作负责人:吴巨波

所 有 者 权 益 变 动 表

编制单位:大冶特殊钢股份有限公司　　2008 年 6 月 30 日　　单位:人民币元

项目	附注	股本	资本公积	盈余公积	未分配利润	股东权益合计
2007 年 1 月 1 日期初余额		449,408,480	485,653,274	84,196,234	302,773,977	1,322,031,965
2007 年度增减变动额						
净利润		-	-	-	323,626,851	323,626,851
利润分配						
提取盈余公积		-	-	32,362,686	(32,362,686)	-
2007 年 12 月 31 日期末余额		449,408,480	485,653,274	116,558,920	594,038,142	1,645,658,816
2008 年 1 月 1 日期初余额		449,408,480	485,653,274	116,558,920	594,038,142	1,645,658,816
2008 年度增减变动额						
净利润		-	-	-	209,457,050	209,457,050
利润分配		-	-	-	(89,881,696)	(89,881,696)
提取盈余公积						
2008 年 06 月 30 日期末余额		449,408,480	485,653,274	116,558,920	713,613,496	1,765,234,170

公司法定代表人：蔡星海　　总经理：钱 刚　　主管会计工作负责人：吴巨波

会计报表附注

一　公司基本情况

大冶特殊钢股份有限公司 (以下简称"本公司")是于 1993 年 4 月 22 日经湖北省体改委鄂改[1993]178 号文批准，由大冶钢厂(现冶钢集团有限公司)作为主要发起人，联合东风汽车公司、襄阳轴承厂(现襄阳汽车轴承股份有限公司)以定向募集方式设立的股份有限公司，总股本原为 20,922.8 万股，发起人股 17,882.8 万股，其中：冶钢集团有限公司("冶钢集团")持有国家股 17,122.8 万股，东风汽车公司持有 532 万股，襄阳汽车轴承股份有限公司持有 228 万股，其他社会法人持有 760 万股，内部职工持有 2,280 万股。于 1997 年 3 月本公司在深圳证券交易所公开发行 7,000 万社会公众股，证券代码为 000708。

于 1997 年 8 月经过湖北省证券监督管理委员会[1997]30 号文批准，本公司当年向全体股东每 10 股送红股 3 股，资本公积转增 2 股，公司股本由 27,922.8 万股增至 41,884.2 万股。

经过中国证券监督管理委员会 1998 年 5 月证监上[1998]49 号文批准，本公司按股本 41,884.2 万股计算实施配股，每 10 股配 2 股，其中：国家股股东冶钢集团可获配股 5,136.84 万股，其下属机械制造公司以经评估后的净资产 1,363.24 万元折股认购 272.648 万股，其余 4,864.192 万股予以放弃。法人股可获配股 456 万股，各法人股股东全部放弃。社会公众股和内部职工股的股东分别以现金认购 2,100 万股和 684 万股。总股本增至为 44,940.848 万股。2000 年 3 月 16 日公司内部职工股上市流通，截至 2005 年 12 月 31 日，已上市流通股达 16,704 万股。

2004 年 12 月 20 日湖北新冶钢有限公司("新冶钢")分别受让中融国际信托投资有限公司 4,230 万股、北京方程兴业投资有限公司 1,530 万股、北京颐和丰业投资有限公司 1,500 万股、合肥银信投资管理有限公司 1,005 万股以及北京龙聚兴投资顾问有限公司 397 万股法人股，合计 8,662 万股法人股，占本公司总股本的 19.27%。该等法人股已于 2004 年 12 月 20 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。

2004 年 12 月 20 日湖北省黄石市中级人民法院司法拍卖了本公司原第一大股东冶钢集团持有的本公司 174,618,480 股国家股(占本公司总股本的 38.86%)。其中中信泰富(中国)投资有限公司("中信投资")以每股人民币 2.29 元竞买本公司 126,618,480 股，占本公司总股本的 28.18%；新冶钢以每股 2.29 元竞买 48,000,000 股，占本公司总股本的 10.68%。该等法人股已于 2005 年 10 月 31 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。中信投资和新冶钢的实际控制人均为中信泰富有限公司("中信泰富")。以上股权转让交易完成后，新冶钢持有本公司总股本的 29.95%，成为本公司第一大股东。冶钢集团不再持有本公司股份。

鉴于中信投资是外商投资企业，根据《关于设立外商投资股份有限公司若干问题的暂行规定》以及相关国家审批部门的批准，本公司于 2005 年 7 月 1 日正式变更为外商投资的股份有限公司。

于 2006 年 1 月 12 日，本公司股东大会通过了股权分置改革方案。自 2006 年 2 月 7 日

起，本公司全体非流通股股东持有的非流通股获得上市流通权，股份性质变更为有限售条件的流通股，但约定限售期为 1 到 3 年。

本公司经批准的经营范围为钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

二 财务报表的编制基础

本公司原以 2006 年 2 月 15 日以前颁布的企业会计准则和 2000 年 12 月 29 日颁布的《企业会计制度》及相关规定(以下合称"原会计准则和制度")编制财务报表。自 2007 年 1 月 1 日起，本公司执行财政部于 2006 年 2 月 15 日颁布的《企业会计准则—基本准则》和 38 项具体会计准则、其后颁布的企业会计准则应用指南、企业会计准则解释以及其他相关规定（以下简称"企业会计准则"）。

三 遵循企业会计准则的声明

本公司 2008 年中期财务报表符合企业会计准则的要求，真实、完整地反映了本公司 2008 年 6 月 30 日的财务状况以及 2008 年 1-6 月的经营成果和现金流量等有关信息。

(1) 会计年度

会计年度为公历 1 月 1 日起至 12 月 31 日止。

(2) 记账本位币

记账本位币为人民币。

(3) 外币交易折算

外币交易按交易发生日的即期汇率将外币金额折算为人民币入账。

于资产负债表日，外币货币性项目采用资产负债表日的即期汇率折算为人民币，所产生的折算差额除了为购建或生产符合资本化条件的资产而借入的外币专门借款产生的汇兑差额按资本化的原则处理外，直接计入当期损益。以历史成本计量的外币非货币性项目，于资产负债表日采用交易发生日的即期汇率折算。

(4) 现金

列示于现金流量表中的现金是指库存现金及可随时用于支付的存款。

(5) 应收款项

应收款项是指在活跃市场中没有报价、回收金额固定或可确定的非衍生金融资产，包括应收账款和其他应收款等。

本公司对外销售商品或提供劳务形成的应收账款，按从购货方应收的合同或协议价款的公允价值作为初始确认金额。应收账款采用实际利率法，以摊余成本减去坏账准备后的净额列示。

对于单项金额重大的应收款项，当存在客观证据表明本公司将无法按应收款项的原有条款收回所有款项时，根据其预计未来现金流量现值低于其账面价值的差额，单独进行减值测试，计提坏账准备。

对于单项金额非重大的应收款项，与经单独测试后未减值的应收款项一起按信用风险特征划分为若干组合，根据以前年度与之相同或相类似的、具有类似信用风险特征的应收账款组合的实际损失率为基础，结合现时情况确定本年度各项组合计提坏账准备的比例，据此计算本年度应计提的坏账准备。

(6) 存货

存货包括原材料、在产品、产成品、备件和辅助材料等，按成本与可变现净值孰低列示。

存货于取得时按实际成本进行初始计量，原材料和在产品在发出和领用时，先按照计划成本核算，月末将成本差异予以分摊，将计划成本调整为实际成本；备件和辅助材料在领用时采用一次转销法核算成本；产成品的发出采用加权平均法核算。产成品和在产品成本包括原材料、直接人工及按正常生产能力下适当比例分摊的所有间接生产费用。

存货跌价准备按存货成本高于其可变现净值的差额计提。可变现净值按日常活动中，以存货的估计售价减去至完工时估计将要发生的成本、估计的销售费用以及相关税费后的金额确定。

本公司的存货盘存制度采用永续盘存制。

(7) 固定资产

固定资产包括房屋及建筑物、机器设备、运输工具、计算机及电子设备以及办公设备等。购置或新建的固定资产按取得时的实际成本进行初始计量。

与固定资产有关的后续支出，在相关的经济利益很可能流入本公司且其成本能够可靠的计量时，计入固定资产成本；对于被替换的部分，终止确认其账面价值；所有其他后续支出于发生时计入当期损益。

固定资产折旧采用年限平均法并按其入账价值减去预计净残值后在预计使用寿命内计提。对计提了减值准备的固定资产，则在未来期间按扣除减值准备后的账面价值及依据尚可使用年限确定折旧额。

固定资产的预计使用寿命、净残值率及年折旧率列示如下：

	预计使用寿命	预计净残值率	年折旧率
房屋及建筑物	30-40 年	3%	2.43%至 3.23%
机器设备	15 年	5%-6%	6.27%至 6.33%
运输工具	5-10 年	5%-6%	9.40%至 19.20%
计算机及电子设备	5-15 年	3%	6.47%至 19.40%

(7) 固定资产(续)

于每年年度终了，对固定资产的预计使用寿命、预计净残值和折旧方法进行复核并作适当调整。

当固定资产的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

当固定资产被处置、或者预期通过使用或处置不能产生经济利益时，终止确认该固定资产。固定资产出售、转让、报废或毁损的处置收入扣除其账面价值和相关税费后的金额计入当期损益。

(8) 在建工程

在建工程按实际发生的成本计量。实际成本包括建筑费用、其他为使在建工程达到预定可使用状态所发生的必要支出以及在资产达到预定可使用状态之前所发生的符合资本化条件的借款费用。在建工程在达到预定可使用状态时，转入固定资产并自次月起开始计提折旧。

当在建工程的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

(9) 无形资产 -土地使用权

土地使用权按可使用年限 50 年平均摊销。

当无形资产的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

对使用寿命有限的无形资产的预计使用寿命及摊销方法于每年年度终了进行复核并作适当调整。

(10) 资产减值

固定资产，在建工程及无形资产等，于资产负债表日存在减值迹象的，进行减值测试。减值测试结果表明资产的可收回金额低于其账面价值的，按其差额计提减值准备并计入减值损失。可收回金额为资产的公允价值减去处置费用后的净额与资产预计未来现金流量的现值两者之间的较高者。资产减值准备按单项资产为基础计算并确认，如果难以对单项资产的可收回金额进行估计的，以该资产所属的资产组确定资产组的可收回金额。资产组是能够独立产生现金流入的最小资产组合。

上述资产减值损失一经确认，如果在以后期间价值得以恢复，也不予转回。

(11) 借款费用

发生的可直接归属于需要经过相当长时间的购建活动才能达到预定可使用状态之固定资产的购建的借款费用，在资产支出及借款费用已经发生、为使资产达到预定可使用状态所必要的购建活动已经开始时，开始资本化并计入该资产的成本。当购建的资产达到预定可使用状态时停止资本化，其后发生的借款费用计入当期损益。如果资产的购建活动发生非正常中断，并且中断时间连续超过3个月，暂停借款费用的资本化，直至资产的购建活动重新开始。

(12) 借款

借款按公允价值扣除交易成本后的金额进行初始计量，并采用实际利率法按摊余成本进行后续计量。于资产负债表日起 12 个月(含 12 个月)内偿还的借款为短期借款，其余借款为长期借款。

(13) 职工薪酬

职工薪酬主要包括工资、奖金、津贴和补贴、职工福利费、社会保险费及住房公积金、工会经费和职工教育经费等其他与获得职工提供的服务相关的支出。

于职工提供服务的期间确认应付的职工薪酬，并根据职工提供服务的受益对象计入相关资产成本和费用。

(14) 预计负债

因产品质量保证和未决诉讼等形成的现时义务，其履行很可能导致经济利益的流出，在该义务的金额能够可靠计量时，确认为预计负债。对于未来经营亏损，不确认预计负债。

预计负债按照履行相关现时义务所需支出的最佳估计数进行初始计量，并综合考虑与或有事项有关的风险、不确定性和货币时间价值等因素。货币时间价值影响重大的，通过对相关未来现金流出进行折现后确定最佳估计数；因随着时间推移所进行的折现还原而导致的预计负债账面价值的增加金额，确认为利息费用。

于资产负债表日，对预计负债的账面价值进行复核并作适当调整，以反映当前的最佳估计数。

(15) 政府补助

政府补助，是指企业从政府无偿取得货币性资产或非货币性资产，但不包括政府作为企业所有者投入的资本。

政府补助只有当满足政府补助所附条件且确认能够收到政府补助时才能予以确认。

政府补助为货币性资产的，按照收到或应收的金额计量；当政府补助为非货币性资产的，应当按照公允价值计量；公允价值不能可靠取得的，按照名义金额计量。

与资产相关的政府补助，确认为递延收益，并在相关资产使用寿命内平均分配，计入当期损益。

与收益相关的政府补助，当用于补偿本公司以后期间的相关费用或损失的，确认为递延收益，并在确认相关费用的期间，计入当期损益；当用于补偿本公司已发生的相关费用或损失的，直接计入当期损益。

(16) 递延所得税资产和递延所得税负债

递延所得税资产和递延所得税负债根据资产和负债的计税基础与其账面价值的差额(暂时性差异)计算确认。对于按照税法规定能够于以后年度抵减应纳税所得额的可抵扣亏损，视同暂时性差异确认相应的递延所得税资产。对于商誉的初始确认产生的暂时性差异，不确认相应的递延所得税负债。对于既不影响会计利润也不影响应纳税所得额(或可抵扣亏损)的非企业合并的交易中产生的资产或负债的初始确认形成的暂时性差异，不确认相应的递延所得税资产和递延所得税负债。于资产负债表日，递延所得税资产和递延所得税负债，按照预期收回该资产或清偿该负债期间的适用税率计量。

递延所得税资产的确认以本公司很可能取得用来抵扣可抵扣暂时性差异、可抵扣亏损和税款抵减的应纳税所得额为限。

(17) 收入确认

收入的金额按照本公司在日常经营活动中销售商品和提供劳务时，已收或应收合同或协议价款的公允价值确定。收入按扣除增值税、商业折扣、销售折让及销售退回的净额列示。

与交易相关的经济利益能够流入本公司，相关的收入能够可靠计量且满足下列各项经营活动的特定收入确认标准时，确认相关的收入。

(a) 销售商品

在已将产品所有权上的主要风险和报酬转移给购货方，并且不再对该产品实施继续管理和控制，与交易相关的经济利益能够流入本公司，相关的收入和成本能够可靠计量时确认销售收入的实现。

(b) 提供劳务

在提供劳务交易的总收入和总成本能够可靠地计量，与交易相关的经济利益很可能流入企业，劳务的完成程度能够可靠地确定时，确认收入。

(c) 让渡资产使用权

利息收入按照时间比例为基础采用实际利率计算确定。

(18) 股利分配

现金股利于股东大会批准的当期，确认为负债。

(19) 分部报告

业务分部是指本公司内可区分的、能够提供单项或一组相关产品或劳务的组成部分，该组成部分承担了不同于其他组成部分的风险和报酬。地区分部是指本公司内可区分的、能够在一个特定的经济环境内提供产品或劳务的组成部分。该组成部分承担了不同于在其他经济环境内提供产品或劳务的组成部分的风险和报酬。本公司以业务分部为主要报告形式，以地区分部为次要报告形式。

(20) 重要会计估计及其关键假设

本公司根据历史经验和其它因素，包括对未来事项的合理预期，对所采用的重要会计估计和关键假设进行持续的评价。

本公司对于未来所进行的估计和假设可能不能完全等同于与之相关的实际结果。本公司所作的对下一会计期间资产和负债账面价值可能产生重大调整的会计估计和假设为：

(a) 固定资产的预期减值

每当有事项和情况转变显示固定资产的账面价值可能不能回收时，本公司将对该等资产进行减值测试。该等资产或资产组的可回收金额按照使用价值确定，使用价值的计算需要作出适当的会计估计。

(b) 存货的预期减值

存货跌价准备按存货成本高于其可变现净值的差额计提。可变现净值所采用的存货售价、至完工时将要发生的成本、销售费用以及相关税费的金额需要作出适当的会计估计。

五 税项

本公司本年度适用的主要税种及其税率列示如下：

税种	税率	税基
企业所得税	25%	应纳税所得额
增值税	13% 或 17%	煤、矿石、蒸汽、水、煤气按应纳税销售额的 13%扣除当期允许抵扣的进项税后的余额计缴，其余按照应纳税销售额的 17%扣除当期允许抵扣的进项税后的余额计缴
营业税	3-5%	运输、计控及技术中心服务收入

本公司为设立于沿江开放城市生产性外商投资企业，2008 年度的企业所得税税率为 25%（2007 年：24%）。

经2006年8月黄国税直函发[2006]011号批准，本公司自弥补以前年度累计亏损后第一个获利年度起，可享受“两免三减半”的税收优惠政策；经2006年8月黄国税直函发[2006]013号批准，本公司在规定的免征和减征企业所得税期间，同时免征3%的地方所得税。

根据国务院于2007年12月26日国发[2007]39号文发布的《关于实施企业所得税过渡优惠政策的通知》，自2008年1月1日起，原享受企业所得税"两免三减半"、"五免五减半"等定期减免税优惠的企业，新所得税法施行后继续按原税收法律、行政法规及相关文件规定的优惠办法及年限享受至期满为止。因此本公司仍然可以享受"两免三减半"的税收优惠政策。

本年度为本公司弥补以前年度累计亏损后第二个获利年度，免征企业所得税。

六 财务报表项目附注

(1) 货币资金

	2008年06月30日	2007年12月31日
现金	909	1,388
银行存款	204,351,170	129,876,704
其他货币资金	11,570,159	45,335,791
	215,922,238	175,213,883

货币资金中包括以下外币余额：

	2008年06月30日			2007年12月31日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	2,061,815	6.8591	14,142,198	6,893,917	7.3046	50,357,303
欧元	991,078	10.8302	10,733,572	602,856	10.6669	6,430,608
			24,875,770			56,787,911

于2008年06月30日，其他货币资金余额包括：

- 开出银行承兑汇票的保证金10,000,000元(2007年12月31日：40,158,897元) (附注六(11))；
- 银行汇票存款1,570,159元(2007年12月31日：5,097,451元)。

(2) 应收票据

	2008年06月30日	2007年12月31日
银行承兑汇票	305,931,734	156,866,014

于2008年06月30日，本公司无用于质押的银行承兑汇票(2007年：无)。

(3) 应收账款及其他应收款

(a) 应收账款

	2007 年 12 月 31 日	本年增加	本年减少	2008 年 06 月 30 日
应收账款	208,556,519			247,125,471
减：坏账准备	(7,366,305)	-	-	(7,366,305)
	201,190,214			239,759,166

应收账款账龄及相应的坏账准备分析如下：

	2008 年 06 月 30 日			2007 年 12 月 31 日		
	金额	占总额比例	坏账准备	金额	占总额比例	坏账准备
一年以内	240,865,908	97%	(3,537,922)	202,703,236	97%	(3,537,922)
一到二年	436,800	-	(108,247)	1,082,465	1%	(108,247)
二到三年	1,051,946	1%	(304,201)	1,014,005	-	(304,201)
三年以上	4,770,817	2%	(3,415,935)	3,756,813	2%	(3,415,935)
	247,125,471	100%	(7,366,305)	208,556,519	100%	(7,366,305)

应收账款按类别分析如下：

	2008 年 06 月 30 日			
	金额	占总额比例	坏账准备	计提比例
单项金额重大(i)	107,747,903	44%	-	-
单项金额不重大但组合风险较大(ii)	6,259,563	2%	(3,828,383)	61%
单项金额不重大且组合风险较小	133,118,005	54%	(3,537,922)	3%
	247,125,471	100%	(7,366,305)	3%

	2007 年 12 月 31 日			
	金额	占总额比例	坏账准备	计提比例
单项金额重大(i)	46,090,516	22%	-	0%
单项金额不重大但组合风险较大(ii)	5,853,283	3%	(3,828,383)	65%
单项金额不重大且组合风险较小	156,612,720	75%	(3,537,922)	2%
	208,556,519	100%	(7,366,305)	4%

(i) 该等金额主要是单项金额重大但风险较小且不超过 1 年的应收款项。

(ii) 该等金额主要是单项金额不重大但逾期时间超过 1 年的应收款项。

(iii) 于 2008 年 06 月 30 日应收账款中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

(iv) 于 2008 年 06 月 30 日应收账款前五名债务人欠款金额合计为 70,642,788 元，账龄为一年以内，占应收账款总额的 29%。

(v) 应收账款中包括以下外币余额：

	2008年06月30日			2007年12月31日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	15,791,717	6.8591	108,316,963	17,956,270	7.3046	131,163,370
欧元	2,485,565	10.8302	26,919,161	88,684	10.6669	945,988
			135,236,124			132,109,358

(b) 其他应收款

	2007年12月31日	本年增加	本年减少	2008年06月30日
其他应收款	23,627,362			21,038,400
减：坏账准备	(13,136,909)	-	-	(13,136,909)
	10,490,453			7,901,491

其他应收款及相应的坏账准备分析如下：

	2007年12月31日			2008年06月30日		
	金额	占总额比例	坏账准备	金额	占总额比例	坏账准备
一年以内	10,763,102	46%	(684,096)	8,174,140	39%	(684,096)
一到二年	60,700	-	(6,210)	60,700	-	(6,210)
二到三年	-	-	-	-	-	-
三年以上	12,803,560	54%	(12,446,603)	12,803,560	61%	(12,446,603)
	23,627,362	100%	(13,136,909)	21,038,400	100%	(13,136,909)

其他应收款按类别分析如下：

	2008年06月30日			
	金额	占总额比例	坏账准备	计提比例
单项金额不重大但组合风险较大(i)	12,864,260	61%	(12,452,813)	97%
单项金额不重大且组合风险较小	8,174,140	39%	(684,096)	8%
	21,038,400	100%	(13,136,909)	62%

	2007年12月31日			
	金额	占总额比例	坏账准备	计提比例
单项金额不重大但组合风险较大(i)	12,864,260	54%	(12,452,813)	97%
单项金额不重大且组合风险较小	10,763,102	46%	(684,096)	6%
	23,627,362	100%	(13,136,909)	56%

(i) 该等金额主要是单项金额不重大但逾期时间超过1年的其他应收款。

(ii) 于 2008 年 06 月 30 日其他应收款中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

(iii) 于 2008 年 06 月 30 日其他应收款前五名债务人欠款金额合计为 12,543,130 元，占其他应收款总额的 60%。

2008 年 06 月 30 日其他应收款中无外币余额。

(4) 预付款项

	2008 年 06 月 30 日		2007 年 12 月 31 日	
	金额	占总额比例	金额	占总额比例
账龄				
一年以内	138,267,751	79%	87,811,876	82%
一到二年	33,649,720	19%	12,736,086	12%
二到三年	811,729	-	807,181	1%
三年以上	2,726,032	2%	5,893,432	5%
	175,455,232	100%	107,248,575	100%

于 2008 年 06 月 30 日预付款项中无预付持有本公司 5%(含 5%)以上表决权股份的股东单位的款项。

于 2008 年 06 月 30 日，账龄超过一年的预付款项为 37,187,481 元(2007 年 12 月 31 日：19,436,699 元)，主要为预付工程款项，鉴于工程结算程序尚未完成，该款项尚未结清。

(5) 存货

	2008 年 06 月 30 日	2007 年 12 月 31 日
成本		
原材料	252,817,878	315,901,519
在产品	413,789,658	443,746,298
产成品	272,636,409	269,293,049
备件和辅助材料	27,777,534	60,032,799
	967,021,479	1,088,973,665
减：存货跌价准备	(49,235,433)	(49,235,433)
	917,786,046	1,039,738,232

(6) 固定资产

	房屋及建筑物	机器设备	运输工具	计算机及电子设备	合计
原价					
2007 年 12 月 31 日	819,847,163	1,989,850,885	28,343,867	50,479,533	2,888,521,448
本年增加	1,648,002	1,774,180	-	892,472	4,314,654
本年减少	(59,391)	(119,088)	-	(52,441)	(230,920)
2008 年 06 月 30 日	821,435,774	1,991,505,977	28,343,867	51,319,564	2,892,605,182

累计折旧					
2007 年 12 月 31 日	(318,814,289)	(878,313,841)	(24,008,588)	(28,292,400)	(1,249,429,118)
本年计提	(9,055,219)	(51,030,794)	(386,342)	(2,347,462)	(62,819,817)
本年减少	25,334	99,086	-	50,867	175,287
2008 年 06 月 30 日	(327,844,174)	(929,245,549)	(24,394,930)	(30,588,995)	(1,312,073,648)
减值准备					
2007 年 12 月 31 日	(2,083,544)	(8,507,549)	-	(7,190)	(10,598,283)
本年增加(a)	(7,598,290)	(1,351,321)	-	(51,622)	(9,001,233)
2008 年 06 月 30 日	(9,681,834)	(9,858,870)	-	(58,812)	(19,599,516)
净值					
2007 年 12 月 31 日	498,949,330	1,103,029,495	4,335,279	22,179,943	1,628,494,047
2008 年 06 月 30 日	483,909,766	1,052,401,558	3,948,937	20,671,757	1,560,932,018

(a) 本公司对停用的一辅助生产车间的机器设备等固定资产(净值为 9,001,233 元)全额计提了减值准备，并计入资产减值损失(附注六(27))。

六 财务报表项目附注(续)

(7) 在建工程

工程名称	预算数	2007 年 12 月 31 日	本年增加	本年转入固定资产	2008 年 06 月 30 日	资金来源	工程投入占预算的比例
18/30MN 液压机组安装项目	28,500,000	25,022,373	2,155,990	-	27,178,363	自有资金	95%
大规格棒材精整工序改造（二期）	20,000,000	13,932,080	594,985	-	14,527,065	自有资金	73%
连轧厂电控系统改造	20,000,000	5,966,400	-	-	5,966,400	自有资金	30%
燃气锅炉替代燃煤、染油锅炉改造	11,000,000	4,123,275	7,768,120	-	11,891,395	自有资金	108%
新增一座步进梁式回热炉	27,000,000	3,281,857	25,874,850	-	29,156,707	自有资金	108%
工艺流程及物流优化改造	48,000,000	2,289,276	6,979,510	-	9,268,786	自有资金	19%
引进 16 吨保护气氛电渣炉	37,300,000	2,108,816	1,482,607	-	3,591,423	自有资金	10%
银亮线卷-棒功能和联合拉拔机	20,000,000	1,417,412	121,310	-	1,538,722	自有资金	8%
高炉煤气余压发电(TRT)工程	20,000,000	819,725	1,011,808	-	1,831,533	自有资金	9%
其他	134,078,800	40,477,397	22,087,833	-	62,565,230	自有资金	47%
减：在建工程减值准备*		(11,898,266)	-	-	(11,898,266)		
		87,540,345	68,077,013	-	155,617,358		

* 对于个别在建工程项目，本公司管理层依据市场情况决定停止建设，对前期已投入但无法出售也无法用于其他工程的部分计提了全额减值准备。

于 2008 年 06 月 30 日， 本公司的在建工程余额中不含资本化的借款利息费用(2007 年度：无)。

(8) 工程物资

	2008年06月30日	2007年12月31日
专用设备	4,917,000	3,185,365

(9) 无形资产

	原价	2007年12月31日	本年摊销	2008年06月30日	累计摊销额
土地使用权	42,706,416	30,355,094	(450,000)	29,905,094	12,801,322

于2008年06月30日，本公司无用作抵押的土地使用权(2007年12月31日：无)。

(10) 短期借款

	币种	2008年06月30日	2007年12月31日
信用借款	人民币	5,000,000	5,000,000

2008年度短期借款的加权平均年利率为7.560% (2007年度：7.560%)。

(11) 应付票据

	2008年06月30日	2007年12月31日
银行承兑汇票	50,000,000	39,043,188

于2008年6月30日，银行承兑汇票以银行存款10,000,000元(2007年12月31日：以银行存款40,158,897元作为保证金)作为保证金(附注六(1))。

该等票据全部于2008年7月28日到期。

(12) 应付账款

于2008年06月30日，应付账款中无应付本公司关联方材料款(2007年12月31日：121,487,100元)。
于2008年06月30日，账龄超过一年的应付账款为201,315,595元(2007年12月31日：176,889,184元)，主要包括：

一已判决诉讼但未执行之应付款6,369,660元，公司将按法院判决分阶段履行其债务；
一尚未结算应付工程及设备款62,234,767元，鉴于工程结算程序尚未完成，该款项尚未进行最后清算；
一尚未结算材料款132,711,168元，由于供应商尚未提供发票，该款项尚未最后结算。

(13) 预收款项

于2008年06月30日，预收款项中无预收持有本公司5%(含5%)以上表决权股份的股东的款项。

于 2008 年 06 月 30 日，账龄超过一年的预收款项为 44,389,870 元(2007 年 12 月 31 日：33,721,601 元)，主要为预收客户但尚未退回之钢材尾款。

预收款项中包括以下外币余额：

	2008 年 06 月 30 日			2007 年 12 月 31 日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	1,211,742	6.8591	8,311,461	3,165,227	7.3046	23,120,717
欧元	111,423	10.8302	1,206,734	111,423	10.6669	1,188,538
			9,518,195			24,309,255

(14) 应付职工薪酬

	2007 年 12 月 31 日	本年增加	本年减少	2008 年 06 月 30 日
工资、奖金、津贴和补贴	18,937,744	29,466,238	(34,031,933)	14,372,049
职工福利费	718,473	4,632,530	(5,351,003)	-
工会经费和职工教育经费	5,562,865	1,039,385	(617,271)	5,984,979
	25,219,082	35,138,153	(40,000,207)	20,357,028

(15) 应交税费

	2008 年 06 月 30 日	2007 年 12 月 31 日
预交企业所得税(a)	(10,679,726)	(10,679,726)
(待抵扣增值税进项税)/应交增值税	20,318,033	(10,644,236)
应交城市维护建设税(b)	8,890,605	8,890,605
应交教育费附加 (b)	16,193,208	16,193,208
应交地方教育发展费 (c)	1,945,146	5,688,168
其他	11,155,324	8,374,262
	47,822,590	17,822,281

(a) 该金额为本公司在享受外商投资企业相关税收优惠前预交的企业所得税。

(b) 在本公司享受外商投资企业相关税收优惠前，城市维护建设税和教育费附加分别按实际缴纳的流转税(增值税和营业税)的 7%和 3%计缴。本公司在享受外商投资企业相关税收优惠后停止缴交相关地方税项。本公司正在与当地税务机关就该等税费的尾款的缴纳安排进行磋商。

(c) 地方教育发展费按销售收入的 1 ‰计缴。

(16) 应付股利

	2007年12月31日	本年增加	本年减少	2008年06月30日
应付股利	53,700	89,881,696	(89,425,696)	509,700

根据2008年4月18日股东大会决议，本公司向全体股东发放现金股利每10股人民币2元(含税)，按2007年末总股本449,408,480股计算，派发现金股利共计89,881,696元，其中应付湖北正智资产管理有限公司现金股利456,000元被法院冻结。

(17) **其他应付款**

	2008年06月30日	2007年12月31日
应付客户销售返利	24,651,184	24,651,184
应付排污处理费	23,586,575	23,586,575
应付利息	3,771,858	3,579,708
应付钢材代运费	7,116,133	6,031,932
应付销售保证金	12,221,754	12,221,754
应付外贸销售运费	3,264,408	5,111,088
其他	201,001,020	76,924,407
	275,612,932	152,106,648

于2008年06月30日，其他应付款中应付持有本公司5%(含5%)以上表决权股份的股东的款项52,247,696元(2007年12月31日：无)，其中应付湖北新冶钢有限公司26,924,000元，应付中信泰富（中国）投资有限公司25,323,696元。

于2008年06月30日，账龄超过一年的其他应付款为54,671,259元(2007年12月31日：48,234,388元)，主要包括应付黄石市政府有关部门之排污处理费，双方已达成了初步的支付计划，但具体安排尚在进一步的磋商中。

(18) **长期借款**

	币种	2008年06月30日	2007年12月31日
信用借款	人民币	382,905,000	347,905,000
减：一年内到期的长期借款			
—信用	人民币	(2,905,000)	(2,905,000)
		380,000,000	345,000,000

(a) 于2008年06月30日，逾期的信用借款的情况如下：

借款单位	年利率	借款金额
中国工商银行	7.56%	2,905,000

上述逾期借款的具体还款期限仍然在磋商之中。

(b) 长期借款按贷款银行列示如下：

	2008 年 06 月 30 日	2007 年 12 月 31 日
中国交通银行黄石市分行	150,000,000	150,000,000
中国农业银行黄石市分行	50,000,000	50,000,000
招商银行黄石市分行	50,000,000	50,000,000
中国国家进出口银行	130,000,000	95,000,000
	380,000,000	345,000,000

(c) 长期借款到期日分析如下：

	2008 年 06 月 30 日	2007 年 12 月 31 日
一到二年	330,000,000	295,000,000
二到五年	50,000,000	50,000,000
	380,000,000	345,000,000

(d) 2008 年度长期借款的加权平均年利率为 6.40% (2007 年：6.23%)。

(19) 预计负债

	2007 年 12 月 31 日	本年增加	本年减少	2008 年 06 月 30 日
法律诉讼等有关费用(a)	12,895,690	69,653	(51,072)	12,914,271
预计毁约赔偿损失	18,248,196			18,248,196
质量异议赔偿(b)	3,404,246	322,092	(1,261,757)	2,464,581
	34,548,132	391,745	(1,312,829)	33,627,048

(a) 由于本公司部分债务涉及未决诉讼，根据管理层对诉讼结果的估计以及《合同法》的规定，对可能需要承担的违约金、迟延履行期间的债务利息及诉讼费等作出了预提。

(b) 由于本公司个别销售的产品涉及质量异议，根据管理层的估计，对可能遭受的赔偿损失作出了预提。

(20) 股本

	2007 年 12 月 31 日	可上市流通的限售股份(b)	2008 年 06 月 30 日
有限售条件股份－人民币普通股	268,560,532	(5,040,000)	263,520,532
无限售条件股份－人民币普通股	180,847,948	5,040,000	185,887,948
股份总额(a)	449,408,480		449,408,480

(a) 本公司设立时注册股本为普通股 20,922.8 万股，每股面值人民币 1 元，共计人民币 20,922.8 万元。本公司于 1997 年 3 月向境内投资者发行了 7,000 万股普通股，并在深圳证券交易所挂牌上市交易。发行后经过数次的分股和配股后，总股本增至 44,940.8 万元

(详见附注一)。

(b) 于本年度，有 4 位持有有限售条件流通股股东的承诺限售期到期，其所持股份 5,040,000 股转为无限售条件流通股。

(21) **资本公积**

	2008 年 06 月 30 日	2007 年 12 月 31 日
股本溢价	264,908,962	264,908,962
其他资本公积		
原制度资本公积转入		
一债务重组收益(a)	145,950,186	145,950,186
一关联交易差价(b)	74,794,126	74,794,126
	485,653,274	485,653,274

(a) 其他资本公积主要为以前年度豁免的银行借款本金和利息、因诉讼案件和解并执行完毕后豁免的债务以及供应商采购款让利等。

(b) 本公司于以前年度向关联方销售管坯的毛利高于 20%，根据财政部于 2001 年 12 月 21 日的财会[2001]64 号《关联方之间出售资产等有关会计处理问题暂行规定》，销售给关联公司的钢坯的毛利超过成本 20%的部分已于以前年度计入资本公积。

(22) **盈余公积**

	2008 年 06 月 30 日	2007 年 12 月 31 日
法定盈余公积金	116,558,920	116,558,920

根据《中华人民共和国公司法》、本公司章程及董事会的决议，本公司按年度净利润的 10%提取法定盈余公积金，当法定盈余公积金累计额达到股本的 50%以上时，可不再提取。法定盈余公积金经有关部门批准后可用于弥补亏损，或者增加股本。除了用于弥补亏损外，法定盈余公积金于增加股本后，其余额不得少于股本的 25%。

(23) **利润分配**

	2008 年 06 月 30 日	2007 年 12 月 31 日
年初未分配利润	594,038,142	302,773,977
加：本年实现的净利润	209,457,050	323,626,851
减：提取法定盈余公积	-	(32,362,686)
应付现金股利或利润	(89,881,696)	-
年末未分配利润	713,613,496	594,038,142

根据 2008 年 4 月 18 日股东大会决议，本公司向全体股东发放现金股利每 10 股人民币 2 元(含税)，按 2007 年末总股本 449,408,480 股计算，派发现金股利共计 89,881,696 元。

(24) **营业收入和营业成本**

	2008 年 1-6 月	2007 年 1-6 月
主营业务收入(a)	3,696,396,909	2,696,305,464
其他业务收入	576,492,166	112,257,042
	4,272,889,075	2,808,562,506

(a) 主营业务收入和主营业务成本

	2008 年 1-6 月		2007 年 1-6 月	
	主营业务收入	主营业务成本	主营业务收入	主营业务成本
轴承钢	642,137,456	570,014,771	425,959,159	371,005,886
齿轮钢	430,560,269	403,546,831	468,914,684	418,439,437
弹簧钢	476,601,072	446,126,567	342,227,948	316,227,409
高合金工模具钢	95,412,742	99,276,505	74,032,124	60,502,681
合结钢	1,185,152,954	1,119,927,099	617,779,859	556,508,201
炭结钢	689,064,980	635,142,730	492,527,920	458,452,618
管坯	174,563,214	168,896,247	273,252,193	253,354,247
其他钢种	2,904,222	2,731,501	1,611,577	1,236,482
	3,696,396,909	3,445,662,251	2,696,305,464	2,435,726,961

本公司前五名客户销售的收入总额为 595,463,506 元，占本公司全部销售收入的 16%。

(25) 营业税金及附加

	2008 年 1-6 月	2007 年 1-6 月
营业税	344,430	-
自营出口关税	1,060,053	3,096,992
	1,404,483	3,096,992

(26) 财务费用

	2008 年 1-6 月	2007 年 1-6 月
借款利息支出	12,555,089	13,300,019
减：利息收入	(1,155,501)	(1,387,107)
汇兑损失	8,069,655	3,424,636
减：汇兑收益	(752,138)	(152,947)
其他收益	(3,734,587)	975,434
	14,982,518	16,160,035

(27) 资产减值损失

	2008 年 1-6 月	2007 年 1-6 月
坏账损失	-	(30,804)
存货跌价损失	(873,918)	-
固定资产减值损失(附注(六)(6))	9,001,233	3,088,266

	8,127,315	3,057,462

(28) 营业外收入及营业外支出

(a) 营业外收入

	2008 年 1-6 月	2007 年 1-6 月
处置固定资产收益	288,569	7,131,902
债务重组收益	927,333	-
其他	875,360	791,159
	2,091,262	7,923,061

(b) 营业外支出

	2008 年 1-6 月	2007 年 1-6 月
处置固定资产损失	39,105	10,541,014
其他	58,677	38,016
	97,782	10,579,030

(29) 现金流量表附注

(a) 将净利润调节为经营活动现金流量

	2008 年 1-6 月	2007 年 1-6 月
净利润	209,457,050	171,069,285
加：资产减值准备	8,127,315	3,057,462
固定资产折旧	62,819,817	65,508,622
无形资产摊销	450,000	450,000
处置固定资产的净损失	39,105	3,409,112
财务费用	12,555,089	13,300,019
存货的增加	121,952,187	1,577,004
经营性应收项目的(增加)/减少	(253,252,367)	(175,732,042)
经营性应付项目的增加/(减少)	(37,739,562)	(38,548,002)
经营活动产生的现金流量净额	124,408,634	44,091,460

(b) 现金净变动情况

	2008 年 06 月 30 日	2007 年 12 月 31 日
现金的年末余额	205,922,238	196,536,895
减：现金的年初余额	(134,975,543)	(69,531,139)
现金净(减少)/增加额	70,946,695	127,005,756

(c) 现金

	2008 年 06 月 30 日	2007 年 12 月 31 日
货币资金一		
库存现金	909	1,388
银行存款	204,351,170	129,876,704

其他货币资金	11,570,159	45,335,791
	215,922,238	175,213,883
减：受到限制的存款	(10,000,000)	(40,238,340)
现金年末余额	205,922,238	134,975,543

(d) 支付其他与经营活动有关的现金

现金流量表中支付其他与经营活动有关的现金主要包括：

	2008 年 1-6 月	2007 年 1-6 月
劳务费	592,935	2,605,829
承包费用	270,940	860,325
中介服务费	1,681,000	1,531,695
其他	840,999	1,466,709
	3,385,874	6,464,558

(30) 分部报告

(1) 主要报告形式

由于本公司之营业收入、费用、资产及负债主要与生产和销售钢材及其相关产品有关，本公司没有编制业务分部资料。

(2) 次要报告形式

	2008 年 1-6 月	2007 年 1-6 月
对外交易收入		
境内销售	3,720,656,066	2,425,311,912
境外销售	552,233,009	383,250,594
	4,272,889,075	2,808,562,506

七 关联方关系及其交易

(1) 最终控股股东

(a) 最终控股股东基本情况

	注册地	业务性质
中信泰富	香港	业务多元化，侧重于所熟悉及具有丰富经验之业务。业务范围涵盖在中国的特钢制造，物业发展及投资、发电、航空、香港海底隧道、信息业和汽车及消费品的批发和分销等行业。

(b) 最终控股股东注册资本及其变化

	2007年12月31日 (万元)	本年增加 (万元)	本年减少 (万元)	2008年06月30日 (万元)
中信泰富	120,000(港币)	-	-	120,000(港币)

(c) 最终控股股东对本公司的持股比例和表决权比例

	2007年12月31日		2008年06月30日	
	持股比例	表决权比例	持股比例	表决权比例
中信泰富	58.13%	58.13%	58.13%	58.13%

(2) 不存在控制关系的关联方的性质

关联企业名称	与本公司的关系
新冶钢	第一大股东
中信投资	第二大股东
江阴兴澄特种钢铁有限公司("兴澄特种钢铁")	同受一最终控股股东控制
江阴泰富兴澄特种材料有限公司("兴澄特种材料")	同受一最终控股股东控制
湖北中特新化能科技有限公司("中特新化能")	同受一最终控股股东控制
黄石新兴管业有限公司("黄石新兴管业")	公司第一大股东的参股公司
石家庄钢铁有限责任公司("石家庄钢铁")	同受一最终控股股东控制

(3) 关联交易

(a) 定价政策

本公司关联交易包括采购货物、销售货物、加工钢材、提供煤气、蒸汽、空气、氧气、水电劳务等，其价格均依据关联方签定的关联交易合同。具体定价按下列原则协商确定：

一国家物价部门定价的，按国家定价；

一没有国家定价的，以市场价格为标准；

一市场价格难以衡量时，以实际成本加一定比例为标准商定协议价格，加成比例视具体货物而定，但不超过成本的20%。

(b) 采购货物

	2008年1-6月	2007年1-6月
新冶钢(i)	1,029,489,625	623,404,925
中特新化能	398,687,592	178,601,027
兴澄特种钢铁	134,235,121	-
黄石新兴管业(ii)	19,109,159	-
	1,581,521,497	802,005,952

(i) 本公司主要从新冶钢购买原材料、连铸坯以及钢材等，主要包括：

本公司以市场价从新冶钢采购矿石、铁精矿、焦丁等大宗原材料作为相互生产调配之需。2008 年上半年的采购金额为 499,649,712 元(2007 年同期：211,664,638 元)。

本公司以协议价格从新冶钢采购连铸坯。2008 年上半年的采购金额为 216,211,834 元(2007 年同期：254,831,736 元)。

本公司以协议价格从新冶钢采购钢材，2008 年上半年的采购金额为 313,628,079 元(2007 年同期：156,908,551 元)。

(ii) 本公司主要从黄石新兴管业购买烧结矿等生产所需原材料。

(c) 销售货物

	2008 年 1-6 月	2007 年 1-6 月
新冶钢(i)	340,487,262	341,498,174
兴澄特种钢铁	-	2,019,151
中特新化能(ii)	22,323,475	17,409,304
黄石新兴管业(iii)	374,479	-
	363,185,216	360,926,629

(i) 本公司主要向新冶钢提供辅料备件和连铸坯以及钢材等，主要包括：

本公司以采购成本价向新冶钢提供辅料备件等。2008 年上半年的销售金额为 162,956,600 元(2007 年同期：64,328,143 元)。

本公司以协议价格向新冶钢销售连铸坯。2008 年上半年的销售金额为 174,563,214.元(2007 年同期：273,252,193 元)。

本公司以协议价格向新冶钢销售钢材。2008 年上半年的销售金额为 2,967,448 元 (2007 年同期：3,917,838 元)。

(ii) 本公司主要以采购成本价向中特新化能调度电和辅料备件等。

(iii) 本公司主要以采购成本价向黄石新兴管业提供辅料备件等。

(d) 提供劳务

	2008 年 1-6 月	2007 年 1-6 月
新冶钢	1,317,324	1,195,409
中特新化能	2,577,085	1,264,323
	3,894,409	2,459,732

本公司向新冶钢及中特新化能提供仪表维护、检斤、运输等服务，并以协议价格收取服务费。

(e) 接受劳务

	2008年1-6月	2007年1-6月
新冶钢	3,186,561	3,577,733

本公司主要是以协议价格向新冶钢购买运输、安装劳务等。

(f) 销售固定资产

	2008年1-6月	2007年1-6月
新冶钢	-	634,126

本公司主要是以账面净值向新冶钢转让其生产所需的机器设备等。

(g) 购入固定资产

	2008年1-6月	2007年1-6月
新冶钢	1,667,515	10,274,846

本公司主要从新冶钢购入生产所需的固定资产等。

(4) 关联方应收、应付款项余额

(a) 应收账款\预付帐款

	2008年06月30	2007年12月31日
兴澄特种钢铁	37,903	37,903
石家庄钢铁	697,200	-
	735,103	37,903

(b) 应付账款\其它应付款

	2008年06月30	2007年12月31日
新冶钢	26,924,000	85,746,450
中特新化能	-	34,251,576
兴澄特种材料	-	1,489,074
黄石新兴管业	21,187,674	-
中信投资	25,323,696	-
	73,435,370	121,487,100

八 资本性承诺事项

以下为于资产负债表日，已签约而尚不必在财务报表上确认的资本支出承诺：

	2008 年 06 月 30 日	2007 年 12 月 31 日
房屋、建筑物及机器设备	86,455,400	71,374,234

九 扣除非经常性损益后的净利润

	2008 年 1-6 月	2007 年 1-6 月
净利润	209,457,050	171,069,285
加：处置非流动资产净损失	39,105	10,541,014
减：债务重组收益	(927,333)	-
资产减值准备	-	3,057,462
其他营业外收支净额	(1,105,252)	(7,885,045)
扣除非经常性损益后的净利润	207,463,570	176,782,716

2008 年度资产减值准备明细表

项　目	2007年12月31日	本期计提	本期减少数		2008年6月30日
			转回	转销	
一、坏账损失	20,503,214	-	-	-	20,503,214
二、存货跌价损失	49,235,433	-	-	-	49,235,433
三、可供出售金融资产减值损失					
四、持有至到期投资减值损失					
五、长期股权投资减值损失					
六、投资性房地产减值损失					
七、固定资产减值损失	10,598,283	9,001,233	-	-	19,599,516
八、工程物资减值损失					
九、在建工程减值损失	11,898,266	-	-	-	11,898,266
十、生产性生物资产减值损失					
十一、油气资产减值损失					
十二、无形资产减值损失					
十三、商誉减值损失					
十四、其他					
合计	92,235,196	9,001,233	-	-	101,236,429

公司负责人：蔡星海　　　　总经理：钱 刚　　　　总会计师：吴巨波

净资产收益率及每股收益计算表

编制单位：大冶特殊钢股份有限公司　　　　　　会计报表属期：2008年1-6月

报告期利润	净资产收益率		每股收益	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
	(%)	(%)	(元)	(元)
归属于公司普通股股东的净利润	11.87	12.28	0.47	0.47
扣除非经常性损益后归属于公司普通股股东的净利润	11.75	12.16	0.46	0.46

净资产收益率及每股收益计算表

编制单位：大冶特殊钢股份有限公司　　　　　　会计报表属期：2007年1-6月

报告期利润	净资产收益率		每股收益	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
	(%)	(%)	(元)	(元)
归属于公司普通股股东的净利润	11.46	12.15	0.38	0.38
扣除非经常性损益后归属于公司普通股股东的净利润	11.84	12.56	0.39	0.39

计算过程

（1）每股收益

① 基本每股收益

A、基本每股收益（归属于公司普通股股东的净利润）

2008年1-6月＝209,457,050/449,408,480=0.47

2007年1-6月＝171,069,285/449,408,480=0.38

B、基本每股收益（扣除非经常性损益后的归属于公司普通股股东的净利润）

2008年1-6月＝(209,457,050-1,993,480)/449,408,480=0.46

2007年1-6月＝(171,069,285+5,713,431)/449,408,480=0.39

② 稀释每股收益

A、稀释每股收益（归属于公司普通股股东的净利润）

2008年1-6月＝209,457,050/449,408,480=0.47

2007年1-6月＝171,069,285/449,408,480=0.38

B、稀释每股收益（扣除非经常性损益后的归属于公司普通股股东的净利润）

2008年1-6月＝(209,457,050-1,993,480)/449,408,480=0.46

2007年1-6月＝(171,069,285+5,713,431)/449,408,480=0.39

（2）净资产收益率

① 全面摊薄净资产收益率

A、全面摊薄净资产收益率（归属于公司普通股股东的净利润）

2008年1-6月＝209,457,050/1,765,234,170*100%=11.87%

2007年1-6月＝171,069,285/1,493,101,250*100%=11.46%
B、全面摊薄净资产收益率（扣除非经常性损益后的归属于公司普通股股东的净利润）
2008年1-6月＝(209,457,050-1,993,480)/ 1,765,234,170*100%=11.75%
2007年1-6月＝(171,069,285+5,713,431)/ 1,493,101,250*100%=11.84%
② 加权平均净资产收益率
A、加权平均净资产收益率（归属于公司普通股股东的净利润）
2008年1-6月＝209,457,050/（1,765,234,170+1,645,658,816）/2*100%=12.28%
2007年1-6月＝171,069,285/（1,322,031,965+1,493,101,250）/2*100%=12.15%
B、加权平均净资产收益率（扣除非经常性损益后的归属于公司普通股股东的净利润）
2008年1-6月＝(209,457,050-1,993,480)/(1,765,234,170+1,645,658,816）/2*100%=12.16%
2007年1-6月＝(171,069,285+5,713,431)/(1,322,031,965+1,493,101,250）/2*100%=12.56%

八、备查文件目录

1、载有董事长签名的半年度报告文本；

2、载有法定代表人、总经理、主管会计工作负责人签名并盖章的财务报告文本；

3、报告期内在中国证监会指定报刊上公开披露过的所有公司文件的正本及公告原稿；

4、公司章程。

大冶特殊钢股份有限公司

董　事　会

2008年8月22日

****

完

香港，　二零零八年八月二十五日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 **2008** 年半年度報告摘要。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2008年半年度报告摘要

董事长：蔡星海

二OO八年八月

§1 重要提示

1.1 本公司董事会、监事会及其董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

本半年度报告摘要摘自半年度报告全文，报告全文同时刊载于 http://www.cninfo.com.cn。投资者欲了解详细内容，应当仔细阅读半年度报告全文。

1.2 没有董事、监事、高级管理人员声明对半年度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 全体董事均出席本次董事会。

1.4 公司半年度财务报告未经审计。

1.5 公司董事长蔡星海先生、总经理钱刚先生、总会计师吴巨波先生声明：保证半年度报告中财务报告的真实、完整。

§2 上市公司基本情况

2.1 基本情况简介

股票简称	大冶特钢	
股票代码	000708	
上市证券交易所	深圳证券交易所	
	董事会秘书（代）	证券事务代表
姓名	吴巨波	王平国
联系地址	湖北省黄石市黄石大道 316 号	湖北省黄石市黄石大道 316 号
电话	0714-6297373	0714-6297373
传真	0714-6297280	0714-6297280
电子信箱	dytg0708@163.com	dytg0708@163.com

2.2 主要财务数据和指标

2.2.1 主要会计数据和财务指标

单位：（人民币）元

	本报告期末	上年度期末	本报告期末比上年度期末增减（%）
总资产	3,614,127,377	3,440,322,222	5.05
所有者权益（或股东权益）	1,765,234,170	1,645,658,816	7.27
每股净资产	3.928	3.662	7.26
	报告期（1－6 月）	上年同期	本报告期比上年同期增减（%）
营业利润	207,463,570	173,725,254	19.42
利润总额	209,457,050	171,069,285	22.44
净利润	209,457,050	171,069,285	22.44
扣除非经常性损益后的净利润	207,463,570	176,782,716	17.36
基本每股收益	0.47	0.38	23.68
稀释每股收益	0.47	0.38	23.68
净资产收益率	11.87%	11.46%	上升 0.41 个百分点
经营活动产生的现金流量净额	124,408,634	44,091,460	182.16
每股经营活动产生的现金流量净额	0.28	0.10	180.00

2.2.2 非经常性损益项目

√适用 □不适用

非经常性损益项目	金　额（元）
处置非流动资产净损失	(39,105)
其他营业外收支净额	2,032,585
合计影响数	1,993,480

2.2.3 国内外会计准则差异

□适用 √不适用

§3 股本变动及股东情况

3.1 股份变动情况表

√适用 □不适用

单位:股

	本次变动前		本次变动增减（+、 -）					本次变动后	
	数量	比例	发行新股	送股	公积金转股	其他	小计	数量	比例
一、有限售条件股份	268,560,532	59.76				-5,040,000	-5,040,000	263,520,532	58.64
1、国家持股									
2、国有法人持股									
3、其他内资持股	141,942,052	31.58				-5,040,000	-5,040,000	136,902,052	30.46
其中：境内非国有法人持股	141,940,000	31.58				-5,040,000	-5,040,000	136,900,000	30.46
境内自然人持股	2,052							2,052	
4、外资持股	126,618,480	28.18						126,618,480	28.18
其中：境外法人持股	126,618,480	28.18						126,618,480	28.18
境外自然人持股									
二、无限售条件股份	180,847,948	40.24				+5,040,000	+5,040,000	185,887,948	41.36
1、人民币普通股	180,847,948	40.24				+5,040,000	+5,040,000	185,887,948	41.36
2、境内上市的外资股									
3、境外上市的外资股									
4、其他									
三、股份总数	449,408,480	100.00						449,408,480	100.0

3.2 前十名股东、前十名流通股股东持股情况表

股东总数	45,863 户				
前 10 名股东持股情况					
股东名称	股东性质	持股比例（%）	持股总数	持有有限售条件股份数量	质押或冻结的股份数量
湖北新冶钢有限公司	境内非国有法人	29.95	134,620,000	134,620,000	
中信泰富（中国）投资有限公司	境外法人	28.18	126,618,480	126,618,480	
银丰证券投资基金	其他	2.06	9,245,115		
全国社保基金一零二组合	其他	1.99	8,929,290		
东风汽车公司	其他	1.78	7,980,000		
上海浦东发展银行-广发小盘成长股票型证券投资基金	其他	1.21	5,455,268		
兴业银行股份有限公司-兴业全球视野股票型证券投资基金	其他	1.07	4,788,053		
中国工商银行-易方达价值成长混合型证券投资基金	其他	0.83	3,740,665		
国际金融-渣打- GOV'T OF SINGAPORE INVEST CORP. PTE LTD.	其他	0.82	3,667,390		
全国社保基金一零八组合	其他	0.62	2,800,000		

前 10 名无限售条件股东持股情况		
股东名称	持有无限售条件股份数量	股份种类
银丰证券投资基金	9,245,115	人民币普通股
全国社保基金一零二组合	8,929,290	人民币普通股
东风汽车公司	7,980,000	人民币普通股
上海浦东发展银行-广发小盘成长股票型证券投资基金	5,455,268	人民币普通股
兴业银行股份有限公司-兴业全球视野股票型证券投资基金	4,788,053	人民币普通股
中国工商银行-易方达价值成长混合型证券投资基金	3,740,665	人民币普通股
国际金融-渣打- GOV'T OF SINGAPORE INVEST CORP. PTE LTD.	3,667,390	人民币普通股
全国社保基金一零八组合	2,800,000	人民币普通股
中国一拖集团有限公司	2,280,000	人民币普通股
中国农业银行-银河稳健证券投资基金	1,800,000	人民币普通股
上述股东关联关系或一致行动的说明	公司前10名股东中的第1名和第2名股东属于《上市公司收购管理办法》中规定的一致行动人。未知前10名流通股股东之间及前10名流通股股东和前10名股东之间是否存在关联关系。	

3.3 控股股东及实际控制人变更情况

□适用 √不适用

§4 董事、监事和高级管理人员情况

4.1 董事、监事和高级管理人员持股变动

□适用 √不适用

§5 董事会报告

5.1 主营业务分行业、产品情况表

单位：（人民币）万元

行业	营业收入	营业成本	毛利率（%）	营业收入比上年同期增减（%）	营业成本比上年同期增减（%）	毛利率比上年同期增减（%）
汽车行业	154,865	144,530	6.67	63.88	60.90	1.72
铁路轴承行业	59,446	48,872	17.79	57.81	56.07	0.92
锅炉及机械制造业	28,188	27,598	2.09	-29.05	-18.04	-13.16
钢压延加工业	148,359	140,766	5.12	69.05	78.03	-4.79
船舶行业	4,985	4,653	6.66	-8.01	1.37	-8.64
产品						
轴承钢	55,002	45,720	16.88	44.03	42.17	1.09
弹簧合结合工钢	212,808	200,121	5.96	40.78	46.81	-3.86
冲模不锈	45,985	44,063	4.18	506.90	607.95	-13.68
碳结碳工钢	82,048	76,515	6.74	20.39	19.98	0.32

其中：报告期内上市公司向控股股东及其子公司销售产品和提供劳务的关联交易总金额为 34,218 万元。

5.2 主营业务分地区情况

单位：（人民币）万元

地区	营业收入	营业收入比上年同期增减（%）
华北	94,108	238.91
华东	85,871	1.91
中南	145,412	39.55
西部	15,229	44.65
国外	55,223	44.09

5.3 主营业务及其结构发生重大变化的原因说明

□适用 √不适用

5.4 主营业务盈利能力(毛利率)与上年相比发生重大变化的原因说明

□适用 √不适用

5.5 利润构成与上年同期相比发生重大变化的原因分析

□适用 √不适用

5.6 募集资金使用情况

5.6.1 募集资金运用

□适用 √不适用

5.6.2 变更项目情况

□适用 √不适用

5.7 董事会下半年的经营计划修改计划

□适用 √不适用

5.8 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及说明

□适用 √不适用

5.9 公司董事会对会计师事务所本报告期"非标准审计报告"的说明

□适用 √不适用

5.10 公司董事会对会计师事务所上年度"非标准审计报告"涉及事项的变化及处理情况的说明

□适用 √不适用

§6 重要事项

6.1 收购、出售资产及资产重组

6.1.1 收购资产

□适用 √不适用

6.1.2 出售资产

□适用 √不适用

6.1.3 自资产重组报告书或收购出售资产公告刊登后，该事项的进展情况及对报告期经营成果与财务状况的影响

□适用 √不适用

6.2 担保事项

□适用 √不适用

6.3 非经营性关联债权债务往来

□适用 √不适用

6.4 重大诉讼仲裁事项

□适用 √不适用

6.5 其他重大事项及其影响和解决方案的分析说明

6.5.1 证券投资情况

□适用 √不适用

6.5.2 持有其他上市公司股权情况

□适用 √不适用

6.5.3 独立董事对公司关联方资金占用和对外担保情况的专项说明和独立意见

√适用 □不适用

根据中国证监会《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》和《关于规范上市公司对外担保行为的通知》精神，我们作为公司独立董事，本着对公司和全体股东负责的态度，按照实事求是的原则，对公司报告期内公司控股股东及关联方占用公司资金情况和对外担保情况进行了认真的核查和落实，现发表如下专项说明和独立意见：

经审慎查验，报告期内，公司严格遵守相关法律、法规和《公司章程》的规定，不存在控股股东及关联方非经营性占用公司资金的情况；公司与控股股东及关联方的资金往来，属正常经营性资金往来，不存在违规占用公司资金的情况。

报告期内，公司没有为控股股东和关联方提供担保，也没有以前期间发生延续到报告期的担保事项。

6.5.4 公司持股 5%以上股东 2008 年追加股份限售承诺的情况

□适用 √不适用

6.6 报告期接待调研、沟通、采访等活动情况表

接待时间	接待地点	接待方式	接待对象	谈论的主要内容及提供的资料
1 月 8 日	公司	实地调研	富国基金管理有限公司　周蔚文　白延红	公司简况、生产经营、产品研发、工艺装备、股改承诺等情况
1 月 11 日	公司	实地调研	汇添富基金管理有限公司　齐东超	
4 月 2 日	公司	实地调研	平安证券有限责任公司　聂秀欣 工银瑞信基金管理有限公司　王佳 信达澳银基金管理有限公司　周志超	公司简况、产品装备及经营业绩情况
4 月 21 日	公司	实地调研	深圳尚诚资产管理有限公司　蒋凌萌	公司 2007 年度经营情况
5 月 12 日	公司	实地调研	长盛基金管理有限公司　王亮	公司经营情况、原材料价格及对公司的影响
6 月 26 日	公司	实地调研	中银国际证券有限公司　乐宇坤　许民乐 招商基金　周德昕 广发基金管理有限公司　傅友兴	公司的生产经营和发展情况

§7 财务报告

7.1 审计意见

财务报告	√未经审计　□审计

7.2 披露比较式合并及母公司的资产负债表、利润表、现金流量表、所有者权益变动表

资 产 负 债 表

编制单位:大冶特殊钢股份有限公司　　2008 年 6 月 30 日　　单位:人民币元

项　目	附注	期末数	期初数
流动资产:			
货币资金	六(1)	215,922,238	175,213,883
交易性金融资产			
应收票据	六(2)	305,931,734	156,866,014
应收帐款	六(3)	239,759,166	201,190,214
预付款项	六(4)	175,455,232	107,248,575
应收利息			
应收股利			
其他应收款	六(3)	7,901,491	10,490,453
存货	六(5)	917,786,046	1,039,738,232
一年内到期的非流动资产			
其他流动资产			
流动资产合计		1,862,755,907	1,690,747,371
非流动资产:			
可供出售金融资产			
持有至到期投资			
长期应收款			
长期股权投资			
投资性房地产			
固定资产	六(6)	1,560,932,018	1,628,494,047
在建工程	六(7)	155,617,358	87,540,345
工程物资	六(8)	4,917,000	3,185,365
固定资产清理			
生产性生物资产			
油气资产			
无形资产	六(9)	29,905,094	30,355,094
开发支出			
商誉			
长期待摊费用			
递延所得税资产			
其他非流动资产			
非流动资产合计		1,751,371,470	1,749,574,851
资　产　合　计		3,614,127,377	3,440,322,222

公司法定代表人：蔡星海　　总经理：钱　刚　　主管会计工作负责人：吴巨波

资 产 负 债 表(续)

编制单位:大冶特殊钢股份有限公司　　2008 年 6 月 30 日　　单位:人民币元

项　目	附注	期末数	期初数
流动负债:			
短期借款	六(10)	5,000,000	5,000,000
交易性金融负债			
应付票据	六(11)	50,000,000	39,043,188
应付帐款	六(12)	843,983,949	985,117,978
预收款项	六(13)	188,072,038	186,956,114
应付职工薪酬	六(14)	20,357,028	25,219,082
应交税费	六(15)	47,822,590	17,822,281
应付利息		1,002,922	891,283
应付股利	六(16)	509,700	53,700
其他应付款	六(17)	275,612,932	152,106,648
一年内到期的非流动负债		2,905,000	2,905,000
其他流动负债			
流动负债合计		1,435,266,159	1,415,115,274
非流动负债:			
长期借款	六(18)	380,000,000	345,000,000
应付债券			
长期应付款			
专项应付款			
预计负债	六(19)	33,627,048	34,548,132
递延所得税负债			
其他非流动负债			
非流动负债合计		413,627,048	379,548,132
负债合计		1,848,893,207	1,794,663,406
股东权益:			
股本	六(20)	449,408,480	449,408,480
资本公积	六(21)	485,653,274	485,653,274
减:库存股			
盈余公积	六(22)	116,558,920	116,558,920
未分配利润	六(23)	713,613,496	594,038,142
股东权益合计		1,765,234,170	1,645,658,816
负债和股东权益总计		3,614,127,377	3,440,322,222

公司法定代表人:蔡星海　　总经理:钱　刚　　主管会计工作负责人:吴巨波

利 润 表

编制单位:大冶特殊钢股份有限公司　　2008 年 6 月 30 日　　单位:人民币元

项　目	附注	本期数	上年同期数
一. 营业收入	六(24)	4,272,889,075	2,808,562,506
减：营业成本	六(24)	3,978,157,571	2,542,513,274
营业税金及附加	六(25)	1,404,483	3,096,992
销售费用		33,757,902	29,522,423
管理费用		28,995,716	40,487,066
财务费用	六(26)	14,982,518	16,160,035
资产减值损失	六(27)	8,127,315	3,057,462
加：公允价值变动收益(损失以"-"号填列)			
投资收益(损失以"-"号填列)			
其中:对联营企业和合营企业的投资收益			
二、营业利润		207,463,570	173,725,254
加：营业外收入	六(28)	2,091,262	7,923,061
减：营业外支出	六(28)	97,782	10,579,030
其中：非流动资产处置损失		39,105	10,541,014
三. 利润总额		209,457,050	171,069,285
减：所得税费用			
四、净利润		209,457,050	171,069,285
五、每股收益			
(一) 基本每股收益		0.47	0.38
(二) 稀释每股收益		0.47	0.38

公司法定代表人：蔡星海　　总经理：钱　刚　　主管会计工作负责人：吴巨波

现　金　流　量　表

编制单位:大冶特殊钢股份有限公司　　2008 年 6 月 30 日　　单位:人民币元

项　　目	附注	2008 年 1-6 月	2007 年 1-6 月
一、经营活动产生的现金流量:			
销售商品、提供劳务收到的现金		2,082,859,932	1,388,716,684
收到的税费返还			
收到的其他与经营活动有关的现金		1,461,935	1,552,412
现金流入小计		2,084,321,867	1,390,269,096
购买商品、接受劳务支付的现金		1,770,648,092	1,211,671,574
支付给职工以及为职工支付的现金		43,203,269	30,794,438
支付的各项税费		142,675,998	97,247,066
支付的其他与经营活动有关的现金	六(29)(d)	3,385,874	6,464,558
现金流出小计		1,959,913,233	1,346,177,636
经营活动产生的现金流量净额	六(29)(a)	124,408,634	44,091,460
二、投资活动产生的现金流量:			
收回投资所收到的现金			
取得投资收益所收到的现金			
处置固定资产、无形资产和其他长期资产所收回的现金净额		139,845	-
收到的其他与投资活动有关的现金			
现金流入小计		139,845	-
购建固定资产、无形资产和其他长期资产所支付的现金		35,572,614	20,947,649
投资所支付的现金			
支付的其他与投资活动有关的现金			
现金流出小计		35,572,614	20,947,649
投资活动产生的现金流量净额		(35,432,769)	(20,947,649)
三、筹资活动产生的现金流量:			
借款所收到的现金		35,000,000	121,000,000
开出银行票据与取得借款所减少的保证金		-	60,656,282
现金流入小计		35,000,000	181,656,282
偿还债务所支付的现金		-	200,000,000
分配股利或利润、利息所支付的现金		49,540,834	12,890,160
开出银行票据与取得借款所增加支付的保证金			
支付的其他与筹资活动有关的现金		267,694	249,943
现金流出小计		49,808,528	213,140,103
筹资活动产生的现金流量净额		(14,808,528)	(31,483,821)
四、汇率变动对现金的影响		(3,220,642)	(1,859,554)
五、现金及现金等价物净增加额	六(29)(b)	70,946,695	(10,199,564)
加:现金及现金等价物的期初余额	六(29)(b)	134,975,543	196,536,895
六、期末现金及现金等价物的余额	六(29)(b)	205,922,238	186,337,331

公司法定代表人:蔡星海　　总经理:钱　刚　　主管会计工作负责人:吴巨波

所 有 者 权 益 变 动 表

编制单位:大冶特殊钢股份有限公司 2008 年 6 月 30 日 单位:人民币元

项目	附注	股本	资本公积	盈余公积	未分配利润	股东权益合计
2007 年 1 月 1 日期初余额		449,408,480	485,653,274	84,196,234	302,773,977	1,322,031,965
2007 年度增减变动额						
净利润		-	-	-	323,626,851	323,626,851
利润分配						
提取盈余公积		-	-	32,362,686	(32,362,686)	-
2007 年 12 月 31 日期末余额		449,408,480	485,653,274	116,558,920	594,038,142	1,645,658,816
2008 年 1 月 1 日期初余额		449,408,480	485,653,274	116,558,920	594,038,142	1,645,658,816
2008 年度增减变动额						
净利润		-	-	-	209,457,050	209,457,050
利润分配		-	-	-	(89,881,696)	(89,881,696)
提取盈余公积						
2008 年 06 月 30 日期末余额		449,408,480	485,653,274	116,558,920	713,613,496	1,765,234,170

公司法定代表人：蔡星海 总经理：钱 刚 主管会计工作负责人：吴巨波

7.3 报表附注

7.3.1 如果出现会计政策、会计估计变更或会计差错更正的，说明有关内容、原因及影响数。

□ 适用 √ 不适用

7.3.2 如果财务报表合并范围发生重大变化的，说明原因及影响数。

□ 适用 √ 不适用

7.3.3 如果被出具非标准审计报告，列示涉及事项的有关附注。

□ 适用 √ 不适用

大冶特殊钢股份有限公司

董　事　会

2008 年 8 月 22 日

****

完

香港，　二零零八年八月二十五日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2008 年半年度財務報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2008年半年度财务报告

(未经审计)

董 事 长：蔡星海

总 经 理：钱　刚

总会计师：吴巨波

二OO八年八月

资 产 负 债 表

编制单位:大冶特殊钢股份有限公司　　2008 年 6 月 30 日　　单位:人民币元

项　目	附注	期末数	期初数
流动资产:			
货币资金	六(1)	215,922,238	175,213,883
交易性金融资产			
应收票据	六(2)	305,931,734	156,866,014
应收帐款	六(3)	239,759,166	201,190,214
预付款项	六(4)	175,455,232	107,248,575
应收利息			
应收股利			
其他应收款	六(3)	7,901,491	10,490,453
存货	六(5)	917,786,046	1,039,738,232
一年内到期的非流动资产			
其他流动资产			
流动资产合计		1,862,755,907	1,690,747,371
非流动资产:			
可供出售金融资产			
持有至到期投资			
长期应收款			
长期股权投资			
投资性房地产			
固定资产	六(6)	1,560,932,018	1,628,494,047
在建工程	六(7)	155,617,358	87,540,345
工程物资	六(8)	4,917,000	3,185,365
固定资产清理			
生产性生物资产			
油气资产			
无形资产	六(9)	29,905,094	30,355,094
开发支出			
商誉			
长期待摊费用			
递延所得税资产			
其他非流动资产			
非流动资产合计		1,751,371,470	1,749,574,851
资 产 合 计		3,614,127,377	3,440,322,222

公司法定代表人：蔡星海　　总经理：钱 刚　　主管会计工作负责人：吴巨波

资产负债表(续)

编制单位:大冶特殊钢股份有限公司　　2008年6月30日　　单位:人民币元

项　目	附注	期末数	期初数
流动负债:			
短期借款	六(10)	5,000,000	5,000,000
交易性金融负债			
应付票据	六(11)	50,000,000	39,043,188
应付帐款	六(12)	843,983,949	985,117,978
预收款项	六(13)	188,072,038	186,956,114
应付职工薪酬	六(14)	20,357,028	25,219,082
应交税费	六(15)	47,822,590	17,822,281
应付利息		1,002,922	891,283
应付股利	六(16)	509,700	53,700
其他应付款	六(17)	275,612,932	152,106,648
一年内到期的非流动负债		2,905,000	2,905,000
其他流动负债			
流动负债合计		1,435,266,159	1,415,115,274
非流动负债:			
长期借款	六(18)	380,000,000	345,000,000
应付债券			
长期应付款			
专项应付款			
预计负债	六(19)	33,627,048	34,548,132
递延所得税负债			
其他非流动负债			
非流动负债合计		413,627,048	379,548,132
负债合计		1,848,893,207	1,794,663,406
股东权益:			
股本	六(20)	449,408,480	449,408,480
资本公积	六(21)	485,653,274	485,653,274
减:库存股			
盈余公积	六(22)	116,558,920	116,558,920
未分配利润	六(23)	713,613,496	594,038,142
股东权益合计		1,765,234,170	1,645,658,816
负债和股东权益总计		3,614,127,377	3,440,322,222

公司法定代表人:蔡星海　　总经理:钱 刚　　主管会计工作负责人:吴巨波

利润表

编制单位:大冶特殊钢股份有限公司　　2008年6月30日　　单位:人民币元

项　目	附注	本期数	上年同期数
一、营业收入	六(24)	4,272,889,075	2,808,562,506
减：营业成本	六(24)	3,978,157,571	2,542,513,274
营业税金及附加	六(25)	1,404,483	3,096,992
销售费用		33,757,902	29,522,423
管理费用		28,995,716	40,487,066
财务费用	六(26)	14,982,518	16,160,035
资产减值损失	六(27)	8,127,315	3,057,462
加：公允价值变动收益(损失以"-"号填列)			
投资收益(损失以"-"号填列)			
其中：对联营企业和合营企业的投资收益			
二、营业利润		207,463,570	173,725,254
加：营业外收入	六(28)	2,091,262	7,923,061
减：营业外支出	六(28)	97,782	10,579,030
其中：非流动资产处置损失		39,105	10,541,014
三、利润总额		209,457,050	171,069,285
减：所得税费用			
四、净利润		209,457,050	171,069,285
五、每股收益			
（一）基本每股收益		0.47	0.38
（二）稀释每股收益		0.47	0.38

公司法定代表人：蔡星海　　总经理：钱 刚　　主管会计工作负责人：吴巨波

现 金 流 量 表

编制单位:大冶特殊钢股份有限公司　　2008 年 6 月 30 日　　单位:人民币元

项　目	附注	2008 年 1-6 月	2007 年 1-6 月
一、经营活动产生的现金流量:			
销售商品、提供劳务收到的现金		2,082,859,932	1,388,716,684
收到的税费返还			
收到的其他与经营活动有关的现金		1,461,935	1,552,412
现金流入小计		2,084,321,867	1,390,269,096
购买商品、接受劳务支付的现金		1,770,648,092	1,211,671,574
支付给职工以及为职工支付的现金		43,203,269	30,794,438
支付的各项税费		142,675,998	97,247,066
支付的其他与经营活动有关的现金	六(29)(d)	3,385,874	6,464,558
现金流出小计		1,959,913,233	1,346,177,636
经营活动产生的现金流量净额	六(29)(a)	124,408,634	44,091,460
二、投资活动产生的现金流量:			
收回投资所收到的现金			
取得投资收益所收到的现金			
处置固定资产、无形资产和其他长期资产所收回的现金净额		139,845	-
收到的其他与投资活动有关的现金			
现金流入小计		139,845	-
购建固定资产、无形资产和其他长期资产所支付的现金		35,572,614	20,947,649
投资所支付的现金			
支付的其他与投资活动有关的现金			
现金流出小计		35,572,614	20,947,649
投资活动产生的现金流量净额		(35,432,769)	(20,947,649)
三、筹资活动产生的现金流量:			
借款所收到的现金		35,000,000	121,000,000
开出银行票据与取得借款所减少的保证金		-	60,656,282
现金流入小计		35,000,000	181,656,282
偿还债务所支付的现金		-	200,000,000
分配股利或利润、利息所支付的现金		49,540,834	12,890,160
开出银行票据与取得借款所增加支付的保证金			
支付的其他与筹资活动有关的现金		267,694	249,943
现金流出小计		49,808,528	213,140,103
筹资活动产生的现金流量净额		(14,808,528)	(31,483,821)
四、汇率变动对现金的影响		(3,220,642)	(1,859,554)
五、现金及现金等价物净增加额	六(29)(b)	70,946,695	(10,199,564)
加:现金及现金等价物的期初余额	六(29)(b)	134,975,543	196,536,895
六、期末现金及现金等价物的余额	六(29)(b)	205,922,238	186,337,331

公司法定代表人:蔡星海　　总经理:钱 刚　　主管会计工作负责人:吴巨波

所有者权益变动表

编制单位:大冶特殊钢股份有限公司　　2008年6月30日　　单位:人民币元

项目	附注	股本	资本公积	盈余公积	未分配利润	股东权益合计
2007年1月1日期初余额		449,408,480	485,653,274	84,196,234	302,773,977	1,322,031,965
2007年度增减变动额						
净利润		-	-	-	323,626,851	323,626,851
利润分配						
提取盈余公积		-	-	32,362,686	(32,362,686)	-
2007年12月31日期末余额		449,408,480	485,653,274	116,558,920	594,038,142	1,645,658,816
2008年1月1日期初余额		449,408,480	485,653,274	116,558,920	594,038,142	1,645,658,816
2008年度增减变动额						
净利润		-	-	-	209,457,050	209,457,050
利润分配		-	-	-	(89,881,696)	(89,881,696)
提取盈余公积						
2008年06月30日期末余额		449,408,480	485,653,274	116,558,920	713,613,496	1,765,234,170

公司法定代表人：蔡星海　　总经理：钱 刚　　主管会计工作负责人：吴巨波

会计报表附注

一 公司基本情况

大冶特殊钢股份有限公司(以下简称"本公司")是于1993年4月22日经湖北省体改委鄂改[1993]178号文批准，由大冶钢厂(现冶钢集团有限公司)作为主要发起人，联合东风汽车公司、襄阳轴承厂(现襄阳汽车轴承股份有限公司)以定向募集方式设立的股份有限公司，总股本原为20,922.8万股，发起人股17,882.8万股，其中：冶钢集团有限公司("冶钢集团")持有国家股17,122.8万股，东风汽车公司持有532万股，襄阳汽车轴承股份有限公司持有228万股，其他社会法人持有760万股，内部职工持有2,280万股。于1997年3月本公司在深圳证券交易所公开发行7,000万社会公众股，证券代码为000708。

于1997年8月经过湖北省证券监督管理委员会[1997]30号文批准，本公司当年向全体股东每10股送红股3股，资本公积转增2股，公司股本由27,922.8万股增至41,884.2万股。

经过中国证券监督管理委员会1998年5月证监上[1998]49号文批准，本公司按股本41,884.2万股计算实施配股，每10股配2股，其中：国家股股东冶钢集团可获配股5,136.84万股，其下属机械制造公司以经评估后的净资产1,363.24万元折股认购272.648万股，其余4,864.192万股予以放弃。法人股可获配股456万股，各法人股股东全部放弃。社会公众股和内部职工股的股东分别以现金认购2,100万股和684万股。总股本增至为44,940.848万股。2000年3月16日公司内部职工股上市流通，截至2005年12月31日，已上市流通股达16,704万股。

2004年12月20日湖北新冶钢有限公司("新冶钢")分别受让中融国际信托投资有限公司4,230万股、北京方程兴业投资有限公司1,530万股、北京颐和丰业投资有限公司1,500万股、合肥银信投资管理有限公司1,005万股以及北京龙聚兴投资顾问有限公司397万股法人股，合计8,662万股法人股，占本公司总股本的19.27%。该等法人股已于2004年12月20日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。

2004年12月20日湖北省黄石市中级人民法院司法拍卖了本公司原第一大股东冶钢集团持有的本公司174,618,480股国家股(占本公司总股本的38.86%)。其中中信泰富(中国)投资有限公司("中信投资")以每股人民币2.29元竞买本公司126,618,480股，占本公司总股本的28.18%；新冶钢以每股2.29元竞买48,000,000股，占本公司总股本的10.68%。该等法人股已于2005年10月31日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。中信投资和新冶钢的实际控制人均为中信泰富有限公司("中信泰富")。以上股权转让交易完成后，新冶钢持有本公司总股本的29.95%，成为本公司第一大股东。冶钢集团不再持有本公司股份。

鉴于中信投资是外商投资企业，根据《关于设立外商投资股份有限公司若干问题的暂行规定》以及相关国家审批部门的批准，本公司于2005年7月1日正式变更为外商投资的股份有限公司。

于2006年1月12日，本公司股东大会通过了股权分置改革方案。自2006年2月7日

起，本公司全体非流通股股东持有的非流通股获得上市流通权，股份性质变更为有限售条件的流通股，但约定限售期为 1 到 3 年。

本公司经批准的经营范围为钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

二 财务报表的编制基础

本公司原以 2006 年 2 月 15 日以前颁布的企业会计准则和 2000 年 12 月 29 日颁布的《企业会计制度》及相关规定(以下合称"原会计准则和制度")编制财务报表。自 2007 年 1 月 1 日起，本公司执行财政部于 2006 年 2 月 15 日颁布的《企业会计准则—基本准则》和 38 项具体会计准则、其后颁布的企业会计准则应用指南、企业会计准则解释以及其他相关规定（以下简称"企业会计准则"）。

三 遵循企业会计准则的声明

本公司 2008 年中期财务报表符合企业会计准则的要求，真实、完整地反映了本公司 2008 年 6 月 30 日的财务状况以及 2008 年 1-6 月的经营成果和现金流量等有关信息。

(1) 会计年度

会计年度为公历 1 月 1 日起至 12 月 31 日止。

(2) 记账本位币

记账本位币为人民币。

(3) 外币交易折算

外币交易按交易发生日的即期汇率将外币金额折算为人民币入账。

于资产负债表日，外币货币性项目采用资产负债表日的即期汇率折算为人民币，所产生的折算差额除了为购建或生产符合资本化条件的资产而借入的外币专门借款产生的汇兑差额按资本化的原则处理外，直接计入当期损益。以历史成本计量的外币非货币性项目，于资产负债表日采用交易发生日的即期汇率折算。

(4) 现金

列示于现金流量表中的现金是指库存现金及可随时用于支付的存款。

(5) 应收款项

应收款项是指在活跃市场中没有报价、回收金额固定或可确定的非衍生金融资产，包括应收账款和其他应收款等。

本公司对外销售商品或提供劳务形成的应收账款，按从购货方应收的合同或协议价款的公允价值作为初始确认金额。应收账款采用实际利率法，以摊余成本减去坏账准备后的净额列示。

对于单项金额重大的应收款项，当存在客观证据表明本公司将无法按应收款项的原有条款收回所有款项时，根据其预计未来现金流量现值低于其账面价值的差额，单独进行减值测试，计提坏账准备。

对于单项金额非重大的应收款项，与经单独测试后未减值的应收款项一起按信用风险特征划分为若干组合，根据以前年度与之相同或相类似的、具有类似信用风险特征的应收账款组合的实际损失率为基础，结合现时情况确定本年度各项组合计提坏账准备的比例，据此计算本年度应计提的坏账准备。

(6) 存货

存货包括原材料、在产品、产成品、备件和辅助材料等，按成本与可变现净值孰低列示。

存货于取得时按实际成本进行初始计量，原材料和在产品在发出和领用时，先按照计划成本核算，月末将成本差异予以分摊，将计划成本调整为实际成本；备件和辅助材料在领用时采用一次转销法核算成本；产成品的发出采用加权平均法核算。产成品和在产品成本包括原材料、直接人工及按正常生产能力下适当比例分摊的所有间接生产费用。

存货跌价准备按存货成本高于其可变现净值的差额计提。可变现净值按日常活动中，以存货的估计售价减去至完工时估计将要发生的成本、估计的销售费用以及相关税费后的金额确定。

本公司的存货盘存制度采用永续盘存制。

(7) 固定资产

固定资产包括房屋及建筑物、机器设备、运输工具、计算机及电子设备以及办公设备等。购置或新建的固定资产按取得时的实际成本进行初始计量。

与固定资产有关的后续支出，在相关的经济利益很可能流入本公司且其成本能够可靠的计量时，计入固定资产成本；对于被替换的部分，终止确认其账面价值；所有其他后续支出于发生时计入当期损益。

固定资产折旧采用年限平均法并按其入账价值减去预计净残值后在预计使用寿命内计提。对计提了减值准备的固定资产，则在未来期间按扣除减值准备后的账面价值及依据尚可使用年限确定折旧额。

固定资产的预计使用寿命、净残值率及年折旧率列示如下：

	预计使用寿命	预计净残值率	年折旧率
房屋及建筑物	30-40 年	3%	2.43%至 3.23%
机器设备	15 年	5%-6%	6.27%至 6.33%
运输工具	5-10 年	5%-6%	9.40%至 19.20%

计算机及电子设备	5-15 年	3%	6.47%至 19.40%

(7) 固定资产(续)

于每年年度终了，对固定资产的预计使用寿命、预计净残值和折旧方法进行复核并作适当调整。

当固定资产的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

当固定资产被处置、或者预期通过使用或处置不能产生经济利益时，终止确认该固定资产。固定资产出售、转让、报废或毁损的处置收入扣除其账面价值和相关税费后的金额计入当期损益。

(8) 在建工程

在建工程按实际发生的成本计量。实际成本包括建筑费用、其他为使在建工程达到预定可使用状态所发生的必要支出以及在资产达到预定可使用状态之前所发生的符合资本化条件的借款费用。在建工程在达到预定可使用状态时，转入固定资产并自次月起开始计提折旧。

当在建工程的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

(9) 无形资产 -土地使用权

土地使用权按可使用年限 50 年平均摊销。

当无形资产的可收回金额低于其账面价值时，账面价值减记至可收回金额(附注四(10))。

对使用寿命有限的无形资产的预计使用寿命及摊销方法于每年年度终了进行复核并作适当调整。

(10) 资产减值

固定资产，在建工程及无形资产等，于资产负债表日存在减值迹象的，进行减值测试。减值测试结果表明资产的可收回金额低于其账面价值的，按其差额计提减值准备并计入减值损失。可收回金额为资产的公允价值减去处置费用后的净额与资产预计未来现金流量的现值两者之间的较高者。资产减值准备按单项资产为基础计算并确认，如果难以对单项资产的可收回金额进行估计的，以该资产所属的资产组确定资产组的可收回金额。资产组是能够独立产生现金流入的最小资产组合。

上述资产减值损失一经确认，如果在以后期间价值得以恢复，也不予转回。

(11) 借款费用

发生的可直接归属于需要经过相当长时间的购建活动才能达到预定可使用状态之固定资产的购建的借款费用，在资产支出及借款费用已经发生、为使资产达到预定可使用状态所必要的购建活动已经开始时，开始资本化并计入该资产的成本。当购建的资产达到预定可使用状态时停止资本化，其后发生的借款费用计入当期损益。如果资产的购建活动发生非正常中断，并且中断时间连续超过3个月，暂停借款费用的资本化，直至资产的购建活动重新开始。

(12) 借款

借款按公允价值扣除交易成本后的金额进行初始计量，并采用实际利率法按摊余成本进行后续计量。于资产负债表日起 12 个月(含 12 个月)内偿还的借款为短期借款，其余借款为长期借款。

(13) 职工薪酬

职工薪酬主要包括工资、奖金、津贴和补贴、职工福利费、社会保险费及住房公积金、工会经费和职工教育经费等其他与获得职工提供的服务相关的支出。

于职工提供服务的期间确认应付的职工薪酬，并根据职工提供服务的受益对象计入相关资产成本和费用。

(14) 预计负债

因产品质量保证和未决诉讼等形成的现时义务，其履行很可能导致经济利益的流出，在该义务的金额能够可靠计量时，确认为预计负债。对于未来经营亏损，不确认预计负债。

预计负债按照履行相关现时义务所需支出的最佳估计数进行初始计量，并综合考虑与或有事项有关的风险、不确定性和货币时间价值等因素。货币时间价值影响重大的，通过对相关未来现金流出进行折现后确定最佳估计数；因随着时间推移所进行的折现还原而导致的预计负债账面价值的增加金额，确认为利息费用。

于资产负债表日，对预计负债的账面价值进行复核并作适当调整，以反映当前的最佳估计数。

(15) 政府补助

政府补助，是指企业从政府无偿取得货币性资产或非货币性资产，但不包括政府作为企业所有者投入的资本。

政府补助只有当满足政府补助所附条件且确认能够收到政府补助时才能予以确认。

政府补助为货币性资产的，按照收到或应收的金额计量；当政府补助为非货币性资产的，应当按照公允价值计量；公允价值不能可靠取得的，按照名义金额计量。

与资产相关的政府补助，确认为递延收益，并在相关资产使用寿命内平均分配，计入当期损益。

与收益相关的政府补助，当用于补偿本公司以后期间的相关费用或损失的，确认为递延收益，并在确认相关费用的期间，计入当期损益；当用于补偿本公司已发生的相关费用或损失的，直接计入当期损益。

(16) 递延所得税资产和递延所得税负债

递延所得税资产和递延所得税负债根据资产和负债的计税基础与其账面价值的差额(暂时性差异)计算确认。对于按照税法规定能够于以后年度抵减应纳税所得额的可抵扣亏损，视同暂时性差异确认相应的递延所得税资产。对于商誉的初始确认产生的暂时性差异，不确认相应的递延所得税负债。对于既不影响会计利润也不影响应纳税所得额(或可抵扣亏损)的非企业合并的交易中产生的资产或负债的初始确认形成的暂时性差异，不确认相应的递延所得税资产和递延所得税负债。于资产负债表日，递延所得税资产和递延所得税负债，按照预期收回该资产或清偿该负债期间的适用税率计量。

递延所得税资产的确认以本公司很可能取得用来抵扣可抵扣暂时性差异、可抵扣亏损和税款抵减的应纳税所得额为限。

(17) 收入确认

收入的金额按照本公司在日常经营活动中销售商品和提供劳务时，已收或应收合同或协议价款的公允价值确定。收入按扣除增值税、商业折扣、销售折让及销售退回的净额列示。

与交易相关的经济利益能够流入本公司，相关的收入能够可靠计量且满足下列各项经营活动的特定收入确认标准时，确认相关的收入。

(a) 销售商品

在已将产品所有权上的主要风险和报酬转移给购货方，并且不再对该产品实施继续管理和控制，与交易相关的经济利益能够流入本公司，相关的收入和成本能够可靠计量时确认销售收入的实现。

(b) 提供劳务

在提供劳务交易的总收入和总成本能够可靠地计量，与交易相关的经济利益很可能流入企业，劳务的完成程度能够可靠地确定时，确认收入。

(c) 让渡资产使用权

利息收入按照时间比例为基础采用实际利率计算确定。

(18) 股利分配

现金股利于股东大会批准的当期，确认为负债。

(19) 分部报告

业务分部是指本公司内可区分的、能够提供单项或一组相关产品或劳务的组成部分，该组成部分承担了不同于其他组成部分的风险和报酬。地区分部是指本公司内可区分的、能够在一个特定的经济环境内提供产品或劳务的组成部分。该组成部分承担了不同于在其他经济环境内提供产品或劳务的组成部分的风险和报酬。本公司以业务分部为主要报告形式，以地区分部为次要报告形式。

(20) 重要会计估计及其关键假设

本公司根据历史经验和其它因素，包括对未来事项的合理预期，对所采用的重要会计估计和关键假设进行持续的评价。

本公司对于未来所进行的估计和假设可能不能完全等同于与之相关的实际结果。本公司所作的对下一会计期间资产和负债账面价值可能产生重大调整的会计估计和假设为：

(a) 固定资产的预期减值

每当有事项和情况转变显示固定资产的账面价值可能不能回收时，本公司将对该等资产进行减值测试。该等资产或资产组的可回收金额按照使用价值确定，使用价值的计算需要作出适当的会计估计。

(b) 存货的预期减值

存货跌价准备按存货成本高于其可变现净值的差额计提。可变现净值所采用的存货售价、至完工时将要发生的成本、销售费用以及相关税费的金额需要作出适当的会计估计。

五 税项

本公司本年度适用的主要税种及其税率列示如下：

税种	税率	税基
企业所得税	25%	应纳税所得额
增值税	13%或17%	煤、矿石、蒸汽、水、煤气按应纳税销售额的13%扣除当期允许抵扣的进项税后的余额计缴，其余按照应纳税销售额的17%扣除当期允许抵扣的进项税后的余额计缴
营业税	3-5%	运输、计控及技术中心服务收入

本公司为设立于沿江开放城市生产性外商投资企业，2008年度的企业所得税税率为25%（2007年：24%）。

经2006年8月黄国税直函发[2006]011号批准，本公司自弥补以前年度累计亏损后第一个获利年度起，可享受“两免三减半”的税收优惠政策；经2006年8月黄国税直函发[2006]013号批准，本公司在规定的免征和减征企业所得税期间，同时免征3%的地方所得税。

根据国务院于2007年12月26日国发[2007]39号文发布的《关于实施企业所得税过渡优惠政策的通知》，自2008年1月1日起，原享受企业所得税"两免三减半"、"五免五减半"等定期减免税优惠的企业，新所得税法施行后继续按原税收法律、行政法规及相关文件规定的优惠办法及年限享受至期满为止。因此本公司仍然可以享受"两免三减半"的税收优惠政策。

本年度为本公司弥补以前年度累计亏损后第二个获利年度，免征企业所得税。

六 财务报表项目附注

(1) 货币资金

	2008年06月30日	2007年12月31日
现金	909	1,388
银行存款	204,351,170	129,876,704
其他货币资金	11,570,159	45,335,791
	215,922,238	175,213,883

货币资金中包括以下外币余额：

	2008年06月30日			2007年12月31日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	2,061,815	6.8591	14,142,198	6,893,917	7.3046	50,357,303
欧元	991,078	10.8302	10,733,572	602,856	10.6669	6,430,608
			24,875,770			56,787,911

于2008年06月30日，其他货币资金余额包括：
- 开出银行承兑汇票的保证金10,000,000元(2007年12月31日：40,158,897元) (附注六(11))；
- 银行汇票存款1,570,159元(2007年12月31日：5,097,451元)。

(2) 应收票据

	2008年06月30日	2007年12月31日
银行承兑汇票	305,931,734	156,866,014

于2008年06月30日，本公司无用于质押的银行承兑汇票 (2007年：无)。

(3) 应收账款及其他应收款

(a) 应收账款

	2007年12月31日	本年增加	本年减少	2008年06月30日
应收账款	208,556,519			247,125,471
减：坏账准备	(7,366,305)	-	-	(7,366,305)
	201,190,214			239,759,166

应收账款账龄及相应的坏账准备分析如下：

	2008年06月30日			2007年12月31日		
	金额	占总额比例	坏账准备	金额	占总额比例	坏账准备
一年以内	240,865,908	97%	(3,537,922)	202,703,236	97%	(3,537,922)
一到二年	436,800	-	(108,247)	1,082,465	1%	(108,247)
二到三年	1,051,946	1%	(304,201)	1,014,005	-	(304,201)
三年以上	4,770,817	2%	(3,415,935)	3,756,813	2%	(3,415,935)
	247,125,471	100%	(7,366,305)	208,556,519	100%	(7,366,305)

应收账款按类别分析如下：

	2008年06月30日			
	金额	占总额比例	坏账准备	计提比例
单项金额重大(i)	107,747,903	44%	-	-
单项金额不重大但组合风险较大(ii)	6,259,563	2%	(3,828,383)	61%
单项金额不重大且组合风险较小	133,118,005	54%	(3,537,922)	3%
	247,125,471	100%	(7,366,305)	3%

	2007年12月31日			
	金额	占总额比例	坏账准备	计提比例
单项金额重大(i)	46,090,516	22%	-	0%
单项金额不重大但组合风险较大(ii)	5,853,283	3%	(3,828,383)	65%
单项金额不重大且组合风险较小	156,612,720	75%	(3,537,922)	2%
	208,556,519	100%	(7,366,305)	4%

(i) 该等金额主要是单项金额重大但风险较小且不超过 1 年的应收款项。

(ii) 该等金额主要是单项金额不重大但逾期时间超过 1 年的应收款项。

(iii) 于 2008 年 06 月 30 日应收账款中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

(iv) 于 2008 年 06 月 30 日应收账款前五名债务人欠款金额合计为 70,642,788 元，账龄为一年以内，占应收账款总额的 29%。

(v) 应收账款中包括以下外币余额：

	2008年06月30日			2007年12月31日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	15,791,717	6.8591	108,316,963	17,956,270	7.3046	131,163,370
欧元	2,485,565	10.8302	26,919,161	88,684	10.6669	945,988
			135,236,124			132,109,358

(b) 其他应收款

	2007年12月31日	本年增加	本年减少	2008年06月30日
其他应收款	23,627,362			21,038,400
减：坏账准备	(13,136,909)	-	-	(13,136,909)
	10,490,453			7,901,491

其他应收款及相应的坏账准备分析如下：

	2007年12月31日			2008年06月30日		
	金额	占总额比例	坏账准备	金额	占总额比例	坏账准备
一年以内	10,763,102	46%	(684,096)	8,174,140	39%	(684,096)
一到二年	60,700	-	(6,210)	60,700	-	(6,210)
二到三年	-	-	-	-	-	-
三年以上	12,803,560	54%	(12,446,603)	12,803,560	61%	(12,446,603)
	23,627,362	100%	(13,136,909)	21,038,400	100%	(13,136,909)

其他应收款按类别分析如下：

2008年06月30日	金额	占总额比例	坏账准备	计提比例
单项金额不重大但组合风险较大(i)	12,864,260	61%	(12,452,813)	97%
单项金额不重大且组合风险较小	8,174,140	39%	(684,096)	8%
	21,038,400	100%	(13,136,909)	62%

2007年12月31日	金额	占总额比例	坏账准备	计提比例
单项金额不重大但组合风险较大(i)	12,864,260	54%	(12,452,813)	97%
单项金额不重大且组合风险较小	10,763,102	46%	(684,096)	6%
	23,627,362	100%	(13,136,909)	56%

(i) 该等金额主要是单项金额不重大但逾期时间超过1年的其他应收款。

(ii) 于 2008 年 06 月 30 日其他应收款中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

(iii) 于 2008 年 06 月 30 日其他应收款前五名债务人欠款金额合计为 12,543,130 元，占其他应收款总额的 60%。

2008 年 06 月 30 日其他应收款中无外币余额。

(4) **预付款项**

	2008 年 06 月 30 日		2007 年 12 月 31 日	
	金额	占总额比例	金额	占总额比例
账龄				
一年以内	138,267,751	79%	87,811,876	82%
一到二年	33,649,720	19%	12,736,086	12%
二到三年	811,729	-	807,181	1%
三年以上	2,726,032	2%	5,893,432	5%
	175,455,232	100%	107,248,575	100%

于 2008 年 06 月 30 日预付款项中无预付持有本公司 5%(含 5%)以上表决权股份的股东单位的款项。

于 2008 年 06 月 30 日，账龄超过一年的预付款项为 37,187,481 元(2007 年 12 月 31 日：19,436,699 元)，主要为预付工程款项，鉴于工程结算程序尚未完成，该款项尚未结清。

(5) **存货**

	2008 年 06 月 30 日	2007 年 12 月 31 日
成本		
原材料	252,817,878	315,901,519
在产品	413,789,658	443,746,298
产成品	272,636,409	269,293,049
备件和辅助材料	27,777,534	60,032,799
	967,021,479	1,088,973,665
减：存货跌价准备	(49,235,433)	(49,235,433)
	917,786,046	1,039,738,232

(6) **固定资产**

	房屋及建筑物	机器设备	运输工具	计算机及电子设备	合计
原价					
2007 年 12 月 31 日	819,847,163	1,989,850,885	28,343,867	50,479,533	2,888,521,448
本年增加	1,648,002	1,774,180	-	892,472	4,314,654
本年减少	(59,391)	(119,088)	-	(52,441)	(230,920)
2008 年 06 月 30 日	821,435,774	1,991,505,977	28,343,867	51,319,564	2,892,605,182

累计折旧					
2007 年 12 月 31 日	(318,814,289)	(878,313,841)	(24,008,588)	(28,292,400)	(1,249,429,118)
本年计提	(9,055,219)	(51,030,794)	(386,342)	(2,347,462)	(62,819,817)
本年减少	25,334	99,086	-	50,867	175,287
2008 年 06 月 30 日	(327,844,174)	(929,245,549)	(24,394,930)	(30,588,995)	(1,312,073,648)
减值准备					
2007 年 12 月 31 日	(2,083,544)	(8,507,549)	-	(7,190)	(10,598,283)
本年增加(a)	(7,598,290)	(1,351,321)	-	(51,622)	(9,001,233)
2008 年 06 月 30 日	(9,681,834)	(9,858,870)	-	(58,812)	(19,599,516)
净值					
2007 年 12 月 31 日	498,949,330	1,103,029,495	4,335,279	22,179,943	1,628,494,047
2008 年 06 月 30 日	483,909,766	1,052,401,558	3,948,937	20,671,757	1,560,932,018

(a) 本公司对停用的一辅助生产车间的机器设备等固定资产(净值为 9,001,233 元)全额计提了减值准备，并计入资产减值损失(附注六(27))。

六 财务报表项目附注(续)

(7) 在建工程

工程名称	预算数	2007 年 12 月 31 日	本年增加	本年转入固定资产	2008 年 06 月 30 日	资金来源	工程投入占预算的比例
18/30MN 液压机组安装项目	28,500,000	25,022,373	2,155,990	-	27,178,363	自有资金	95%
大规格棒材精整工序改造（二期）	20,000,000	13,932,080	594,985	-	14,527,065	自有资金	73%
连轧厂电控系统改造	20,000,000	5,966,400	-	-	5,966,400	自有资金	30%
燃气锅炉替代燃煤、染油锅炉改造	11,000,000	4,123,275	7,768,120	-	11,891,395	自有资金	108%
新增一座步进梁式回热炉	27,000,000	3,281,857	25,874,850	-	29,156,707	自有资金	108%
工艺流程及物流优化改造	48,000,000	2,289,276	6,979,510	-	9,268,786	自有资金	19%
引进 16 吨保护气氛电渣炉	37,300,000	2,108,816	1,482,607	-	3,591,423	自有资金	10%
银亮线卷-棒功能和联合拉拔机	20,000,000	1,417,412	121,310	-	1,538,722	自有资金	8%
高炉煤气余压发电(TRT)工程	20,000,000	819,725	1,011,808	-	1,831,533	自有资金	9%
其他	134,078,800	40,477,397	22,087,833	-	62,565,230	自有资金	47%
减：在建工程减值准备*		(11,898,266)	-	-	(11,898,266)		
		87,540,345	68,077,013	-	155,617,358		

* 对于个别在建工程项目，本公司管理层依据市场情况决定停止建设，对前期已投入但无法出售也无法用于其他工程的部分计提了全额减值准备。

于 2008 年 06 月 30 日， 本公司的在建工程余额中不含资本化的借款利息费用(2007 年度：无)。

(8) **工程物资**

	2008年06月30日	2007年12月31日
专用设备	4,917,000	3,185,365

(9) **无形资产**

	原价	2007年12月31日	本年摊销	2008年06月30日	累计摊销额
土地使用权	42,706,416	30,355,094	(450,000)	29,905,094	12,801,322

于2008年06月30日，本公司无用作抵押的土地使用权(2007年12月31日：无)。

(10) **短期借款**

	币种	2008年06月30日	2007年12月31日
信用借款	人民币	5,000,000	5,000,000

2008年度短期借款的加权平均年利率为7.560% (2007年度：7.560%)。

(11) **应付票据**

	2008年06月30日	2007年12月31日
银行承兑汇票	50,000,000	39,043,188

于2008年6月30日，银行承兑汇票以银行存款10,000,000元(2007年12月31日：以银行存款40,158,897元作为保证金)作为保证金(附注六(1))。

该等票据全部于2008年7月28日到期。

(12) **应付账款**

于2008年06月30日，应付账款中无应付本公司关联方材料款(2007年12月31日：121,487,100元)。
于2008年06月30日，账龄超过一年的应付账款为201,315,595元(2007年12月31日：176,889,184元)，主要包括：

—已判决诉讼但未执行之应付款6,369,660元，公司将按法院判决分阶段履行其债务；
—尚未结算应付工程及设备款62,234,767元，鉴于工程结算程序尚未完成，该款项尚未进行最后清算；
—尚未结算材料款132,711,168元，由于供应商尚未提供发票，该款项尚未最后结算。

(13) **预收款项**

于2008年06月30日，预收款项中无预收持有本公司5%(含5%)以上表决权股份的股东的款项。

于 2008 年 06 月 30 日，账龄超过一年的预收款项为 44,389,870 元(2007 年 12 月 31 日：33,721,601 元)，主要为预收客户但尚未退回之钢材尾款。

预收款项中包括以下外币余额：

	2008 年 06 月 30 日			2007 年 12 月 31 日		
	外币金额	汇率	折合人民币	外币金额	汇率	折合人民币
美元	1,211,742	6.8591	8,311,461	3,165,227	7.3046	23,120,717
欧元	111,423	10.8302	1,206,734	111,423	10.6669	1,188,538
			9,518,195			24,309,255

(14) **应付职工薪酬**

	2007 年 12 月 31 日	本年增加	本年减少	2008 年 06 月 30 日
工资、奖金、津贴和补贴	18,937,744	29,466,238	(34,031,933)	14,372,049
职工福利费	718,473	4,632,530	(5,351,003)	-
工会经费和职工教育经费	5,562,865	1,039,385	(617,271)	5,984,979
	25,219,082	35,138,153	(40,000,207)	20,357,028

(15) **应交税费**

	2008 年 06 月 30 日	2007 年 12 月 31 日
预交企业所得税(a)	(10,679,726)	(10,679,726)
(待抵扣增值税进项税)/应交增值税	20,318,033	(10,644,236)
应交城市维护建设税(b)	8,890,605	8,890,605
应交教育费附加 (b)	16,193,208	16,193,208
应交地方教育发展费 (c)	1,945,146	5,688,168
其他	11,155,324	8,374,262
	47,822,590	17,822,281

(a) 该金额为本公司在享受外商投资企业相关税收优惠前预交的企业所得税。

(b) 在本公司享受外商投资企业相关税收优惠前，城市维护建设税和教育费附加分别按实际缴纳的流转税(增值税和营业税)的 7%和 3%计缴。本公司在享受外商投资企业相关税收优惠后停止缴交相关地方税项。本公司正在与当地税务机关就该等税费的尾款的缴纳安排进行磋商。

(c) 地方教育发展费按销售收入的 1 ‰计缴。

(16) **应付股利**

	2007 年 12 月 31 日	本年增加	本年减少	2008 年 06 月 30 日
应付股利	53,700	89,881,696	(89,425,696)	509,700

根据 2008 年 4 月 18 日股东大会决议，本公司向全体股东发放现金股利每 10 股人民币 2 元(含税)，按 2007 年末总股本 449,408,480 股计算，派发现金股利共计 89,881,696 元，其中应付湖北正智资产管理有限公司现金股利 456,000 元被法院冻结。

(17) 其他应付款

	2008 年 06 月 30 日	2007 年 12 月 31 日
应付客户销售返利	24,651,184	24,651,184
应付排污处理费	23,586,575	23,586,575
应付利息	3,771,858	3,579,708
应付钢材代运费	7,116,133	6,031,932
应付销售保证金	12,221,754	12,221,754
应付外贸销售运费	3,264,408	5,111,088
其他	201,001,020	76,924,407
	275,612,932	152,106,648

于 2008 年 06 月 30 日，其他应付款中应付持有本公司 5%(含 5%)以上表决权股份的股东的款项 52,247,696 元(2007 年 12 月 31 日：无)，其中应付湖北新冶钢有限公司 26,924,000 元，应付中信泰富（中国）投资有限公司 25,323,696 元。

于 2008 年 06 月 30 日，账龄超过一年的其他应付款为 54,671,259 元(2007 年 12 月 31 日：48,234,388 元)，主要包括应付黄石市政府有关部门之排污处理费，双方已达成了初步的支付计划，但具体安排尚在进一步的磋商中。

(18) 长期借款

	币种	2008 年 06 月 30 日	2007 年 12 月 31 日
信用借款	人民币	382,905,000	347,905,000
减：一年内到期的长期借款			
一信用	人民币	(2,905,000)	(2,905,000)
		380,000,000	345,000,000

(a) 于 2008 年 06 月 30 日，逾期的信用借款的情况如下：

借款单位	年利率	借款金额
中国工商银行	7.56%	2,905,000

上述逾期借款的具体还款期限仍然在磋商之中。

(b) 长期借款按贷款银行列示如下：

	2008 年 06 月 30 日	2007 年 12 月 31 日
中国交通银行黄石市分行	150,000,000	150,000,000
中国农业银行黄石市分行	50,000,000	50,000,000
招商银行黄石市分行	50,000,000	50,000,000
中国国家进出口银行	130,000,000	95,000,000
	380,000,000	345,000,000

(c) 长期借款到期日分析如下：

	2008 年 06 月 30 日	2007 年 12 月 31 日
一到二年	330,000,000	295,000,000
二到五年	50,000,000	50,000,000
	380,000,000	345,000,000

(d) 2008 年度长期借款的加权平均年利率为 6.40% (2007 年：6.23%)。

(19) **预计负债**

	2007 年 12 月 31 日	本年增加	本年减少	2008 年 06 月 30 日
法律诉讼等有关费用(a)	12,895,690	69,653	(51,072)	12,914,271
预计毁约赔偿损失	18,248,196			18,248,196
质量异议赔偿(b)	3,404,246	322,092	(1,261,757)	2,464,581
	34,548,132	391,745	(1,312,829)	33,627,048

(a) 由于本公司部分债务涉及未决诉讼，根据管理层对诉讼结果的估计以及《合同法》的规定，对可能需要承担的违约金、迟延履行期间的债务利息及诉讼费等作出了预提。

(b) 由于本公司个别销售的产品涉及质量异议，根据管理层的估计，对可能遭受的赔偿损失作出了预提。

(20) **股本**

	2007 年 12 月 31 日	可上市流通的限售股份(b)	2008 年 06 月 30 日
有限售条件股份－人民币普通股	268,560,532	(5,040,000)	263,520,532
无限售条件股份－人民币普通股	180,847,948	5,040,000	185,887,948
股份总额(a)	449,408,480		449,408,480

(a) 本公司设立时注册股本为普通股 20,922.8 万股，每股面值人民币 1 元，共计人民币 20,922.8 万元。本公司于 1997 年 3 月向境内投资者发行了 7,000 万股普通股，并在深圳证券交易所挂牌上市交易。发行后经过数次的分股和配股后，总股本增至 44,940.8 万元

(详见附注一)。

(b) 于本年度，有 4 位持有有限售条件流通股股东的承诺限售期到期，其所持股份 5,040,000 股转为无限售条件流通股。

(21) **资本公积**

	2008 年 06 月 30 日	2007 年 12 月 31 日
股本溢价	264,908,962	264,908,962
其他资本公积		
原制度资本公积转入		
一债务重组收益(a)	145,950,186	145,950,186
一关联交易差价(b)	74,794,126	74,794,126
	485,653,274	485,653,274

(a) 其他资本公积主要为以前年度豁免的银行借款本金和利息、因诉讼案件和解并执行完毕后豁免的债务以及供应商采购款让利等。

(b) 本公司于以前年度向关联方销售管坯的毛利高于 20%，根据财政部于 2001 年 12 月 21 日的财会[2001]64 号《关联方之间出售资产等有关会计处理问题暂行规定》，销售给关联公司的钢坯的毛利超过成本 20%的部分已于以前年度计入资本公积。

(22) **盈余公积**

	2008 年 06 月 30 日	2007 年 12 月 31 日
法定盈余公积金	116,558,920	116,558,920

根据《中华人民共和国公司法》、本公司章程及董事会的决议，本公司按年度净利润的 10%提取法定盈余公积金，当法定盈余公积金累计额达到股本的 50%以上时，可不再提取。法定盈余公积金经有关部门批准后可用于弥补亏损，或者增加股本。除了用于弥补亏损外，法定盈余公积金于增加股本后，其余额不得少于股本的 25%。

(23) **利润分配**

	2008 年 06 月 30 日	2007 年 12 月 31 日
年初未分配利润	594,038,142	302,773,977
加：本年实现的净利润	209,457,050	323,626,851
减：提取法定盈余公积	-	(32,362,686)
应付现金股利或利润	(89,881,696)	-
年末未分配利润	713,613,496	594,038,142

根据 2008 年 4 月 18 日股东大会决议，本公司向全体股东发放现金股利每 10 股人民币 2 元(含税)，按 2007 年末总股本 449,408,480 股计算，派发现金股利共计 89,881,696 元。

(24) **营业收入和营业成本**

	2008 年 1-6 月	2007 年 1-6 月
主营业务收入(a)	3,696,396,909	2,696,305,464
其他业务收入	576,492,166	112,257,042
	4,272,889,075	2,808,562,506

(a) 主营业务收入和主营业务成本

	2008 年 1-6 月		2007 年 1-6 月	
	主营业务收入	主营业务成本	主营业务收入	主营业务成本
轴承钢	642,137,456	570,014,771	425,959,159	371,005,886
齿轮钢	430,560,269	403,546,831	468,914,684	418,439,437
弹簧钢	476,601,072	446,126,567	342,227,948	316,227,409
高合金工模具钢	95,412,742	99,276,505	74,032,124	60,502,681
合结钢	1,185,152,954	1,119,927,099	617,779,859	556,508,201
炭结钢	689,064,980	635,142,730	492,527,920	458,452,618
管坯	174,563,214	168,896,247	273,252,193	253,354,247
其他钢种	2,904,222	2,731,501	1,611,577	1,236,482
	3,696,396,909	3,445,662,251	2,696,305,464	2,435,726,961

本公司前五名客户销售的收入总额为 595,463,506 元，占本公司全部销售收入的 16%。

(25) 营业税金及附加

	2008 年 1-6 月	2007 年 1-6 月
营业税	344,430	-
自营出口关税	1,060,053	3,096,992
	1,404,483	3,096,992

(26) 财务费用

	2008 年 1-6 月	2007 年 1-6 月
借款利息支出	12,555,089	13,300,019
减：利息收入	(1,155,501)	(1,387,107)
汇兑损失	8,069,655	3,424,636
减：汇兑收益	(752,138)	(152,947)
其他收益	(3,734,587)	975,434
	14,982,518	16,160,035

(27) 资产减值损失

	2008 年 1-6 月	2007 年 1-6 月
坏账损失	-	(30,804)
存货跌价损失	(873,918)	-
固定资产减值损失(附注(六)(6))	9,001,233	3,088,266

	8,127,315	3,057,462

(28) **营业外收入及营业外支出**

(a) 营业外收入

	2008 年 1-6 月	2007 年 1-6 月
处置固定资产收益	288,569	7,131,902
债务重组收益	927,333	-
其他	875,360	791,159
	2,091,262	7,923,061

(b) 营业外支出

	2008 年 1-6 月	2007 年 1-6 月
处置固定资产损失	39,105	10,541,014
其他	58,677	38,016
	97,782	10,579,030

(29) **现金流量表附注**

(a) 将净利润调节为经营活动现金流量

	2008 年 1-6 月	2007 年 1-6 月
净利润	209,457,050	171,069,285
加：资产减值准备	8,127,315	3,057,462
固定资产折旧	62,819,817	65,508,622
无形资产摊销	450,000	450,000
处置固定资产的净损失	39,105	3,409,112
财务费用	12,555,089	13,300,019
存货的增加	121,952,187	1,577,004
经营性应收项目的(增加)/减少	(253,252,367)	(175,732,042)
经营性应付项目的增加/(减少)	(37,739,562)	(38,548,002)
经营活动产生的现金流量净额	124,408,634	44,091,460

(b) 现金净变动情况

	2008 年 06 月 30 日	2007 年 12 月 31 日
现金的年末余额	205,922,238	196,536,895
减：现金的年初余额	(134,975,543)	(69,531,139)
现金净(减少)/增加额	70,946,695	127,005,756

(c) 现金

	2008 年 06 月 30 日	2007 年 12 月 31 日
货币资金—		
库存现金	909	1,388

银行存款	204,351,170	129,876,704
其他货币资金	11,570,159	45,335,791
	215,922,238	175,213,883
减：受到限制的存款	(10,000,000)	(40,238,340)
现金年末余额	205,922,238	134,975,543

(d) 支付其他与经营活动有关的现金

现金流量表中支付其他与经营活动有关的现金主要包括：

	2008年1-6月	2007年1-6月
劳务费	592,935	2,605,829
承包费用	270,940	860,325
中介服务费	1,681,000	1,531,695
其他	840,999	1,466,709
	3,385,874	6,464,558

(30) 分部报告

(1) 主要报告形式

由于本公司之营业收入、费用、资产及负债主要与生产和销售钢材及其相关产品有关，本公司没有编制业务分部资料。

(2) 次要报告形式

	2008年1-6月	2007年1-6月
对外交易收入		
境内销售	3,720,656,066	2,425,311,912
境外销售	552,233,009	383,250,594
	4,272,889,075	2,808,562,506

七 关联方关系及其交易

(1) 最终控股股东

(a) 最终控股股东基本情况

	注册地	业务性质
中信泰富	香港	业务多元化，侧重于所熟悉及具有丰富经验之业务。业务范围涵盖在中国的特钢制造，物业发展及投资、发电、航空、香港海底隧道、信息业和汽车及消费品的批发和分销等行业。

(b) 最终控股股东注册资本及其变化

	2007年12月31日 (万元)	本年增加 (万元)	本年减少 (万元)	2008年06月30日 (万元)
中信泰富	120,000(港币)	-	-	120,000(港币)

(c) 最终控股股东对本公司的持股比例和表决权比例

	2007年12月31日		2008年06月30日	
	持股比例	表决权比例	持股比例	表决权比例
中信泰富	58.13%	58.13%	58.13%	58.13%

(2) **不存在控制关系的关联方的性质**

关联企业名称	与本公司的关系
新冶钢	第一大股东
中信投资	第二大股东
江阴兴澄特种钢铁有限公司("兴澄特种钢铁")	同受一最终控股股东控制
江阴泰富兴澄特种材料有限公司("兴澄特种材料")	同受一最终控股股东控制
湖北中特新化能科技有限公司("中特新化能")	同受一最终控股股东控制
黄石新兴管业有限公司("黄石新兴管业")	公司第一大股东的参股公司
石家庄钢铁有限责任公司("石家庄钢铁")	同受一最终控股股东控制

(3) **关联交易**

(a) 定价政策

本公司关联交易包括采购货物、销售货物、加工钢材、提供煤气、蒸汽、空气、氧气、水电劳务等，其价格均依据关联方签定的关联交易合同。具体定价按下列原则协商确定：
一国家物价部门定价的，按国家定价；
一没有国家定价的，以市场价格为标准；
一市场价格难以衡量时，以实际成本加一定比例为标准商定协议价格，加成比例视具体货物而定，但不超过成本的20%。

(b) 采购货物

	2008年1-6月	2007年1-6月
新冶钢(i)	1,029,489,625	623,404,925
中特新化能	398,687,592	178,601,027
兴澄特种钢铁	134,235,121	-
黄石新兴管业(ii)	19,109,159	-
	1,581,521,497	802,005,952

(i) 本公司主要从新冶钢购买原材料、连铸坯以及钢材等，主要包括：

本公司以市场价从新冶钢采购矿石、铁精矿、焦丁等大宗原材料作为相互生产调配之需。2008 年上半年的采购金额为 499,649,712 元(2007 年同期：211,664,638 元)。

本公司以协议价格从新冶钢采购连铸坯。2008 年上半年的采购金额为 216,211,834 元(2007 年同期：254,831,736 元)。

本公司以协议价格从新冶钢采购钢材，2008 年上半年的采购金额为 313,628,079 元(2007 年同期：156,908,551 元)。

(ii) 本公司主要从黄石新兴管业购买烧结矿等生产所需原材料。

(c) 销售货物

	2008 年 1-6 月	2007 年 1-6 月
新冶钢(i)	340,487,262	341,498,174
兴澄特种钢铁	-	2,019,151
中特新化能(ii)	22,323,475	17,409,304
黄石新兴管业(iii)	374,479	-
	363,185,216	360,926,629

(i) 本公司主要向新冶钢提供辅料备件和连铸坯以及钢材等，主要包括：

本公司以采购成本价向新冶钢提供辅料备件等。2008 年上半年的销售金额为 162,956,600 元(2007 年同期：64,328,143 元)。

本公司以协议价格向新冶钢销售连铸坯。2008 年上半年的销售金额为 174,563,214.元(2007 年同期：273,252,193 元)。

本公司以协议价格向新冶钢销售钢材。2008 年上半年的销售金额为 2,967,448 元 (2007 年同期：3,917,838 元)。

(ii) 本公司主要以采购成本价向中特新化能调度电和辅料备件等。

(iii) 本公司主要以采购成本价向黄石新兴管业提供辅料备件等。

(d) 提供劳务

	2008 年 1-6 月	2007 年 1-6 月
新冶钢	1,317,324	1,195,409
中特新化能	2,577,085	1,264,323
	3,894,409	2,459,732

本公司向新冶钢及中特新化能提供仪表维护、检斤、运输等服务，并以协议价格收取服务费。

(e) 接受劳务

	2008年1-6月	2007年1-6月
新冶钢	3,186,561	3,577,733

本公司主要是以协议价格向新冶钢购买运输、安装劳务等。

(f) 销售固定资产

	2008年1-6月	2007年1-6月
新冶钢	-	634,126

本公司主要是以账面净值向新冶钢转让其生产所需的机器设备等。

(g) 购入固定资产

	2008年1-6月	2007年1-6月
新冶钢	1,667,515	10,274,846

本公司主要从新冶钢购入生产所需的固定资产等。

(4) **关联方应收、应付款项余额**

(a) 应收账款\预付帐款

	2008年06月30	2007年12月31日
兴澄特种钢铁	37,903	37,903
石家庄钢铁	697,200	-
	735,103	37,903

(b) 应付账款\其它应付款

	2008年06月30	2007年12月31日
新冶钢	26,924,000	85,746,450
中特新化能	-	34,251,576
兴澄特种材料	-	1,489,074
黄石新兴管业	21,187,674	-
中信投资	25,323,696	-
	73,435,370	121,487,100

八 资本性承诺事项

以下为于资产负债表日，已签约而尚不必在财务报表上确认的资本支出承诺：

	2008年06月30日	2007年12月31日
房屋、建筑物及机器设备	86,455,400	71,374,234

九 扣除非经常性损益后的净利润

	2008年1-6月	2007年1-6月
净利润	209,457,050	171,069,285
加：处置非流动资产净损失	39,105	10,541,014
减：债务重组收益	(927,333)	-
资产减值准备	-	3,057,462
其他营业外收支净额	(1,105,252)	(7,885,045)
扣除非经常性损益后的净利润	207,463,570	176,782,716

2008年度资产减值准备明细表

项　目	2007年12月31日	本期计提	本期减少数		2008年6月30日
			转回	转销	
一、坏账损失	20,503,214	-	-	-	20,503,214
二、存货跌价损失	49,235,433	-	-	-	49,235,433
三、可供出售金融资产减值损失					
四、持有至到期投资减值损失					
五、长期股权投资减值损失					
六、投资性房地产减值损失					
七、固定资产减值损失	10,598,283	9,001,233	-	-	19,599,516
八、工程物资减值损失					
九、在建工程减值损失	11,898,266	-	-	-	11,898,266
十、生产性生物资产减值损失					
十一、油气资产减值损失					
十二、无形资产减值损失					
十三、商誉减值损失					
十四、其他					
合计	92,235,196	9,001,233	-	-	101,236,429

公司负责人：蔡星海　　　　总经理：钱 刚　　　　总会计师：吴巨波

净资产收益率及每股收益计算表

编制单位：大冶特殊钢股份有限公司　　　　会计报表属期：2008年1-6月

报告期利润	净资产收益率		每股收益	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
	（%）	（%）	（元）	（元）
归属于公司普通股股东的净利润	11.87	12.28	0.47	0.47
扣除非经常性损益后归属于公司普通股股东的净利润	11.75	12.16	0.46	0.46

净资产收益率及每股收益计算表

编制单位：大冶特殊钢股份有限公司　　　　会计报表属期：2007年1-6月

报告期利润	净资产收益率		每股收益	
	全面摊薄	加权平均	基本每股收益	稀释每股收益
	（%）	（%）	（元）	（元）
归属于公司普通股股东的净利润	11.46	12.15	0.38	0.38
扣除非经常性损益后归属于公司普通股股东的净利润	11.84	12.56	0.39	0.39

计算过程

（1） 每股收益

① 基本每股收益

A、基本每股收益（归属于公司普通股股东的净利润）

2008年1-6月＝209,457,050/449,408,480=0.47

2007年1-6月＝171,069,285/449,408,480=0.38

B、 基本每股收益（扣除非经常性损益后的归属于公司普通股股东的净利润）

2008年1-6月＝(209,457,050-1,993,480)/449,408,480=0.46

2007年1-6月＝(171,069,285+5,713,431)/449,408,480=0.39

② 稀释每股收益
A、 稀释每股收益（归属于公司普通股股东的净利润）
2008 年1-6 月＝209,457,050/449,408,480=0.47
2007 年1-6 月＝171,069,285/449,408,480=0.38
B、 稀释每股收益（扣除非经常性损益后的归属于公司普通股股东的净利润）
2008 年1-6 月＝(209,457,050-1,993,480)/449,408,480=0.46
2007 年1-6 月＝(171,069,285+5,713,431)/449,408,480=0.39
（2） 净资产收益率
① 全面摊薄净资产收益率
A、全面摊薄净资产收益率（归属于公司普通股股东的净利润）
2008 年1-6 月＝209,457,050/1,765,234,170*100%=11.87%
2007 年1-6 月＝171,069,285/1,493,101,250*100%=11.46%
B、全面摊薄净资产收益率（扣除非经常性损益后的归属于公司普通股股东的净利润）
2008 年1-6 月＝(209,457,050-1,993,480)/ 1,765,234,170*100%=11.75%
2007 年1-6 月＝(171,069,285+5,713,431)/ 1,493,101,250*100%=11.84%
② 加权平均净资产收益率
A、加权平均净资产收益率（归属于公司普通股股东的净利润）
2008 年1-6 月＝209,457,050/（1,765,234,170+1,645,658,816）/2*100%=12.28%
2007 年1-6 月＝171,069,285/（1,322,031,965+1,493,101,250）/2*100%=12.15%
B、 加权平均净资产收益率（扣除非经常性损益后的归属于公司普通股股东的净利润）
2008 年1-6 月＝(209,457,050-1,993,480)/(1,765,234,170+1,645,658,816）/2*100%=12.16%
2007 年1-6 月＝(171,069,285+5,713,431)/(1,322,031,965+1,493,101,250）/2*100%=12.56%

大冶特殊钢股份有限公司

董　事　会

2008 年 8 月 22 日

****
完

香港， 二零零八年八月二十五日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this Circular to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00267)

DISCLOSEABLE AND CONNECTED TRANSACTION

ACQUISITION OF A 49% INTEREST IN FAW TOYOTA 4S COMPANY AND A 50% INTEREST IN LEXUS 4S COMPANY AND THE RELATED SHAREHOLDERS' LOANS

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

COMMERZBANK

Commerzbank AG Hong Kong Branch

A letter from the Board is set out on pages 5 to 22 of this Circular. A letter of advice from the Independent Financial Adviser (as defined herein) to the Independent Board Committee (as defined herein) and the Independent Shareholders (as defined herein) is set out on pages 25 to 37 of this Circular. A letter of the Independent Board Committee is set out on pages 23 to 24 of this Circular.

16 September 2008

CONTENTS

In this Circular, the following expressions have the following meanings unless the context otherwise requires:

"Acquisition"	the acquisition of the Sale Shares and the related shareholders' loans by DSE from DIL pursuant to the terms of the Sale and Purchase Agreement (including the Contractual Arrangements);
"associate(s)"	has the meaning given to it by the Listing Rules;
"Board"	the board of Directors;
"BVI"	the British Virgin Islands;
"Circular"	the circular of the Company dated 16 September 2008;
"CITIC HK"	CITIC Hong Kong (Holdings) Limited, a substantial shareholder holding approximately 29% interest in the Company;
"Company"	CITIC Pacific Limited 中信泰富有限公司, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;
"Completion"	completion of the Acquisition;
"connected person(s)"	has the meaning given to it by the Listing Rules;
"Consideration"	the consideration for the Acquisition;
"Contractual Arrangements"	contractual arrangements with the registered owners of Guangzhou Guangbao, Guangzhou Junjia and Foshan Junan (if applicable) that are implemented by the DCH Group, the details of which are set out in the section headed "Contractual Arrangements" of this Circular;
"Contractual Arrangements Agreements"	the agreements for the Contractual Arrangements, the details of which are set out in the section headed "Contractual Arrangements" of this Circular;
"DCH Group"	DCH Holdings and its subsidiaries, or, where the context so requires, any of them (as defined under the Listing Rules);
"DCH Holdings"	Dah Chong Hong Holdings Limited 大昌行集團有限公司, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange, and a non-wholly owned subsidiary of the Company;
"Directors"	the directors of the Company;

"DSE"	Delight Star Enterprises Limited 愉星企業有限公司, a company incorporated in Hong Kong with limited liability, and a wholly-owned subsidiary of DCH Holdings and a non-wholly owned subsidiary of the Company;
"DIL"	Denker Investment Limited 駿佳投資有限公司, a company incorporated in Hong Kong with limited liability;
"Established Group"	Guangzhou Guangbao and Guangzhou Junjia (excluding any of their respective subsidiaries and investments);
"FAW Toyota 4S Company"	Strong Step Holdings Limited 碩晉控股有限公司, a company incorporated in Hong Kong with limited liability;
"FAW Toyota 4S Group"	FAW Toyota 4S Company and its subsidiaries;
"FAW Toyota 4S Shares"	issued ordinary shares of HK$1.00 each in the share capital of FAW Toyota 4S Company;
"Financial Assistance"	(i) the granting of replacement guarantees after Completion in a sum of not more than HK$80 million and (ii) the provision of additional funding by DSE in a sum not to exceed HK$100 million, the details of which are set out in the section headed "The Sale and Purchase Agreement — *Other Terms*" of this Circular;
"Foshan Junan"	佛山駿安豐田汽車銷售服務有限公司 (Foshan Junan Toyota Motors Sale and Service Limited), a company established in the PRC with limited liability and an indirect wholly-owned subsidiary of FAW Toyota 4S Company;
"Group"	the Company and its subsidiaries (as defined under the Listing Rules), or, where the context so requires, any of them (including DCH Holdings);
"Guangzhou Guangbao"	廣州廣保豐田汽車銷售服務有限公司 (Guangzhou Guangbao Toyota Motors Sale and Service Limited), a company established in the PRC with limited liability and an indirect wholly-owned subsidiary of FAW Toyota 4S Company;
"Guangzhou Junjia"	廣州駿佳凌志汽車銷售服務有限公司 (Guangzhou Junjia Lexus Motors Sale and Service Limited), a company established in the PRC with limited liability and an indirect 55%-owned subsidiary of Lexus 4S Company (the remaining 45% interests are directly held by an independent third party);
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	an independent committee of the Board, consisting of Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong, all being independent non-executive Directors;
"Independent Financial Adviser" or "Commerzbank"	Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and an authorized financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and is appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition and the Financial Assistance;
"Independent Shareholder(s)"	the independent shareholders of the Company, i.e. the Shareholders as no Shareholder is required to abstain from voting in respect of the Acquisition and the Financial Assistance;
"Latest Practicable Date"	9 September 2008, being the latest practicable date prior to the printing of this Circular for the purpose of ascertaining certain information contained in this Circular;
"Lexus 4S Company"	Star Partner Holdings Limited 易博控股有限公司, a company incorporated in Hong Kong with limited liability;
"Lexus 4S Group"	Lexus 4S Company and its subsidiaries;
"Lexus 4S Shares"	issued ordinary shares of HK$1.00 each in the share capital of Lexus 4S Company;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Mr. Mak"	Mr. Mak Hing Lung;
"PRC"	the People's Republic of China;
"Profit Paradise"	Profit Paradise Investments Limited 程生投資有限公司, a company incorporated in Hong Kong with limited liability;
"RMB"	Renminbi, the lawful currency of the PRC;

"Sale and Purchase Agreement"	the sale and purchase agreement dated 26 August 2008 entered into between DSE, DIL, DCH Holdings and Mr. Mak in relation to the Acquisition;
"Sale Shares"	49 FAW Toyota 4S Shares and 50 Lexus 4S Shares;
"SFO"	Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong);
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company;
"Shareholder(s)"	holders of the ordinary shares of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder(s)"	has the meaning given to it under the Listing Rules;
"Sunny Linker"	Sunny Linker Development Limited 佳駿發展有限公司, a company incorporated in Hong Kong with limited liability;
"Target Companies"	collectively FAW Toyota 4S Company and Lexus 4S Company; and
"Target Group"	collectively the FAW Toyota 4S Group and Lexus 4S Group and "**Target Group Company**" and "**Target Group Companies** "shall be construed accordingly.

Unless the context otherwise requires and for the purpose of illustration only, the conversion rate of RMB1.00 = HK$1.14 is adopted.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Carl Yung Ming Jie *(Deputy Managing Director)*
Leslie Chang Li Hsien *(Deputy Managing Director)*
Vernon Francis Moore *(Executive Director)*
Li Shilin *(Executive Director)*
Liu Jifu *(Executive Director)*
Chau Chi Yin *(Executive Director)*
Milton Law Ming To *(Executive Director)*
Wang Ande *(Executive Director)*
Kwok Man Leung *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Chang Zhenming*
Peter Kruyt#

* *Non-executive Director*
** *Independent non-executive Director*
\# *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

16 September 2008

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION ACQUISITION OF A 49% INTEREST IN FAW TOYOTA 4S COMPANY AND A 50% INTEREST IN LEXUS 4S COMPANY AND THE RELATED SHAREHOLDERS' LOANS

I. INTRODUCTION

Reference is made to the announcement of the Company dated 26 August 2008 in respect of the Acquisition and the Financial Assistance.

On 26 August 2008, DSE (a wholly-owned subsidiary of DCH Holdings and a non-wholly owned subsidiary of the Company) and DCH Holdings entered into the Sale and Purchase Agreement with DIL and Mr. Mak, pursuant to which DSE (or its nominee) agreed to purchase and DIL agreed to sell 49% and 50% equity interests in FAW Toyota 4S Company and Lexus 4S Company, respectively, and the related shareholders' loans for a total consideration of HK$143,716,000. Upon Completion, DSE will have a 50% economic interest in each of the Target Companies (i.e. FAW Toyota 4S Company and Lexus 4S Company).

As at the Latest Practicable Date, nine wholly-owned subsidiaries of the Company, a closely allied group of the shareholders of DCH Holdings, were together beneficially interested in 1,018,800,000 shares representing approximately 56.67% of the issued share capital of DCH Holdings.

The purpose of this Circular is to provide you with details of the Acquisition and the Financial Assistance, the recommendations of the Independent Board Committee and the advice of the Independent Financial Adviser in respect of the Acquisition and the Financial Assistance.

II. DETAILS OF THE TRANSACTION

The Sale and Purchase Agreement

Date: 26 August 2008

Parties:

(1) Purchaser: DSE (a wholly-owned subsidiary of DCH Holdings and a non-wholly owned subsidiary of the Company)

(2) Seller: DIL

(3) Purchaser's Guarantor: DCH Holdings

(4) Seller's Guarantor: Mr. Mak

Assets to be acquired:

49 FAW Toyota 4S Shares, representing 49% of the entire issued share capital of FAW Toyota 4S Company and 50 Lexus 4S Shares, representing 50% of the entire issued share capital of Lexus 4S Company and the related shareholders' loans. Upon Completion, DSE will have a 50% economic interest in each of the Target Companies based on the understanding that they will each be a joint venture company.

The Target Companies are DIL's holding vehicles for its interests in the businesses relating to the provision of vehicles sales, spare parts, maintenance services and customer survey services in respect of the "FAW Toyota" brand in Guangzhou and Foshan, the PRC and "Lexus" brand in Guangzhou, the PRC.

The major assets of FAW Toyota 4S Company are its 100% interests in each of Guangzhou Guangbao (which is held through the Contractual Arrangements (as described below)) and Foshan Junan (which may be held through the Contractual Arrangements), and are engaged in the provision of the above services in respect of the "FAW Toyota" brand. Foshan Junan was established on 7 August 2007 and only commenced its operations since December 2007. DIL and Mr. Mak have undertaken to procure the establishment or acquisition at reasonable cost of two additional dealerships in respect of the "FAW Toyota" brand in the PRC by Guangzhou Guangbao (or such other entities as the parties may agree) by 31 December 2010. Guangzhou Guangbao is already in the process of acquiring interests in one of such additional dealership.

The major asset of Lexus 4S Company is its 55% interests in Guangzhou Junjia, which is held through the Contractual Arrangements and is engaged in the provision of the above services in respect of the "Lexus" brand.

Consideration:

The Consideration is in the amount of HK$143,716,000.

The Consideration was determined after arm's length negotiation between the parties having regard to the (i) financial track record of the Established Group; (ii) net asset value of the Established Group as at Completion of not less than HK$63,786,420; (iii) set up costs and future prospects of a newly completed dealership, Foshan Junan; (iv) establishment or acquisition of two additional dealerships in respect of the "FAW Toyota" brand in the PRC as undertaken by DIL and Mr. Mak; and (v) goodwill and future prospects of the Target Group, taking into account the possibility of the Target Group to expand and to acquire additional dealerships in the future, and HK$102,676,000 was attributed to (i) and (ii) above and HK$41,040,000 was attributed to (iii), (iv) and (v) above.

The Consideration will be funded by internal resources of DCH Holdings.

Payment Terms:

The Consideration will be payable by DSE in the following manner:

(a) a deposit of HK$42,750,000 has been paid upon signing of the Sale and Purchase Agreement;

(b) an amount equal to the Consideration minus (i) any outstanding receivables due to the Target Group from DIL, Mr. Mak and/or their respective associates as at Completion (if any) and (ii) the deposit, will be payable in cash upon Completion; and

(c) the amount equal to the outstanding receivables mentioned in (b) above (if any) will be payable to DIL to satisfy such receivables due to the Target Group.

The outstanding receivables amounted to approximately HK$30,000,000 as at 31 July 2008.

If Completion does not take place for any reason and the Sale and Purchase Agreement is terminated, the deposit (together with accrued interest on it) will be refunded by DIL to DSE within 30 days after the termination.

Conditions:

Completion is conditional on:

(a) all necessary consents or approvals required of the holding company of DCH Holdings (i.e. the Company), if any, under the Listing Rules for the Sale and Purchase Agreement and the transactions contemplated thereunder having been obtained;

(b) all necessary consents or approvals required of the holding company of DSE (i.e. DCH Holdings), if any, under the Listing Rules for the Sale and Purchase Agreement and the transactions contemplated thereunder having been obtained;

(c) any regulatory approval and third party consents (including but not limited to the consent of relevant automobile manufacturers) required of DIL for the Acquisition having been obtained;

(d) the completion of the reorganisation of the Target Group (including, amongst others, the entering into of the Contractual Arrangements Agreements);

(e) DSE undertaking a financial due diligence review of the Target Group and being reasonably satisfied with such review in all material aspects;

(f) there being no material adverse change or development (including a prospective change or development), in the position or condition, financial or otherwise, of the Target Group Companies or any of them, or in their or its earnings, business, assets or prospects prior to Completion; and

(g) the warranties given as at the date of the Sale and Purchase Agreement and immediately prior to Completion remaining true, accurate and not misleading in all material respects.

In the event that any of the conditions has been not satisfied (or waived) on or before 30 September 2008 or such other later date as may be agreed by the parties, the Sale and Purchase Agreement will immediately terminate and the deposit (together with accrued interest on it) will be refunded to DSE.

Completion:

Completion shall take place on the fifth business day after all the conditions being satisfied or waived.

Upon Completion, DSE will hold 49% and 50% of the entire issued share capitals of FAW Toyota 4S Company and Lexus 4S Company, respectively, and a 50% economic interest in each of the Target Companies. As DSE will have an overriding casting vote which could be exercised by DSE at the meetings of the board of directors of the Target Companies, the Target Group is expected to be accounted for as subsidiaries of the Company and DCH Holdings upon Completion.

A confirmation from the reporting accountants of DCH Holdings has been obtained confirming that, upon Completion, Guangzhou Guangbao and Guangzhou Junjia will become subsidiaries of Sunny Linker and Profit Paradise, respectively.

Other Terms:

Upon Completion, the parties shall enter into a shareholders' agreement for each of the Target Companies. The board of directors of each of the Target Companies shall consist of equal nominated members, of which DSE shall have a casting vote.

DIL and Mr. Mak have guaranteed that the net profits for the Established Group shall be no less than RMB12.9 million (approximately HK$14.7 million) for the period from 1 August 2008 to 31 December 2008 and no less than RMB31.0 million (approximately HK$35.3 million) for each of the two financial years ending 31 December 2010. 50% of any such shortfall shall be indemnified by DIL and Mr. Mak to DSE on a dollar-to-dollar basis in cash. During these periods, it was agreed that Mr. Mak will remain as the responsible person for the management and operation of the Target Group.

The Company will publish an announcement in accordance with Rule 2.07C of the Listing Rules if the net profits for the Established Group are less than the amount guaranteed and will include details in the Company's next annual report. The independent non-executive Directors will also provide an opinion in the Company's next annual report as to whether Mr. Mak has fulfilled his obligations under the guarantee if this is the case.

The Target Companies, amongst others, shall have a right of first refusal to invest at cost in respect of any new investment opportunity offered to Mr. Mak and his affiliates to invest in any business engaged in the provision of vehicles sales, spare parts, maintenance services and customer survey services to manufacturers or suppliers in respect of the "Lexus" and "FAW Toyota" brands in the PRC, and for any other brands in the PRC, DIL and Mr. Mak will notify DSE prior to such investments being made, as long as DSE remains a shareholder of either Target Company. DSE shall have a right of first refusal to acquire any disposal of other existing businesses already owned and operated by Mr. Mak or DIL in the PRC, at a reasonable price to be offered by DIL or Mr. Mak. Such price shall be equal to or lower than the price to be offered by DIL or Mr. Mak to a prospective purchaser if DSE refuses to acquire such existing businesses.

DIL and Mr. Mak have undertaken to DSE, and DSE and DCH Holdings have undertaken to DIL, that they shall not, amongst others, carry on or have an interest in businesses engaged in the provision of vehicles sales, spare parts, maintenance services and customer survey services in respect of the "FAW Toyota" brand in Guangzhou and Foshan, the PRC and "Lexus" brand in Guangzhou, the PRC or any other business as may be carried on by the Target Group from time to time, during a term of three years from the date of which DIL and DSE (as the case may be) ceases to be a shareholder of the relevant Target Company.

The existing guarantees in favour of the Target Companies shall be replaced by replacement guarantees to be provided by DSE and DIL after Completion. It is expected that such replacement guarantees will not exceed HK$80 million. Each of DIL and DSE shall contribute to additional funding needs of the Target Companies by way of equity or loan in proportion to their existing interests in the Target Companies for working capital purpose (including the establishment or acquisition of two additional dealerships in respect of the "FAW Toyota" brand in the PRC). It is expected that these additional funding to be contributed by DSE will not exceed HK$100 million.

Structure charts of the Target Groups upon Completion:

FAW Toyota 4S Group


DSE (or its nominee)
DIL
49%
51%
FAW Toyota 4S Company
100%
BVI incorporated company
100%
Sunny Linker
100% (through Contractual Arrangements)
Guangzhou Guangbao
100% (Note)
Foshan Junan

Note: Up to a 6.66% interest in Foshan Junan will be held by Guangzhou Guangbao either through its wholly-owned subsidiary or through the Contractual Arrangements. Please refer to the section headed "Contractual Arrangements — *Foshan Junan*" for details.

Lexus 4S Group


DSE (or its nominee)
DIL
50%
50%
Lexus 4S Company
100%
BVI incorporated company
100%
Profit Paradise
55% (through Contractual Arrangements)
Guangzhou Junjia

Contractual Arrangements

Guangzhou Guangbao

Upon Completion, Guangzhou Guangbao, one of the major assets of FAW Toyota 4S Company, is to be held as to 51% by Mr. Mak and 49% by a wholly-owned subsidiary of DCH Holdings in the PRC (the "**DCH Subsidiary**") for the benefits of FAW Toyota 4S Group through a series of Contractual Arrangements implemented by FAW Toyota 4S Group prior to the conversion of Guangzhou Guangbao into a wholly-owned foreign enterprise, the conversion of which is expected to take a certain period of time. Such Contractual Arrangements are fundamental to the legal structure and business operations of the FAW Toyota 4S Group and are specifically designed for the purpose of allowing FAW Toyota 4S Group (a) to enjoy all the economic benefits of Guangzhou Guangbao, to exercise management control over the operations of Guangzhou Guangbao and to prevent leakages of assets and values to the registered owners of Guangzhou Guangbao; and (b) to acquire, if and when permitted by PRC law, the equity interests in Guangzhou Guangbao at the minimum transfer price

permitted under the relevant PRC laws and regulations. Guangzhou Guangbao is in the process of converting into a company which can be wholly owned by foreign enterprises and upon completion of such conversion, the Contractual Arrangements for Guangzhou Guangbao will be converted into direct equity interests to be directly owned by Sunny Linker, the immediate holding company of Guangzhou Guangbao.

Brief summary of the Contractual Arrangements Agreements for Guangzhou Guangbao are as follows:

(i) Shareholding

Each of Mr. Mak and DCH Subsidiary will be registered as the legal shareholders of Guangzhou Guangbao.

(ii) Management

Each of Mr. Mak and DCH Subsidiary shall consult and follow the instructions of Sunny Linker, when he/it is involved in the management and exercise of its right as the shareholder of Guangzhou Guangbao, such rights shall include and without limitation to voting at the shareholders or board meetings (through their respective nominated director), appointing directors and making decisions in respect of the operation and financial issues of Guangzhou Guangbao.

(iii) Dividends

All the dividends, capital bonus or any other assets distributed to Mr. Mak or DCH Subsidiary by Guangzhou Guangbao shall be transferred to Sunny Linker or any other party nominated by Sunny Linker at nil consideration within three working days after such distribution.

(iv) Option to purchase

Sunny Linker shall have an option to purchase (or nominate a third party to purchase) all the interests of Mr. Mak and DCH Subsidiary in Guangzhou Guangbao at the minimum transfer price permitted under the relevant PRC laws and regulations. Where the PRC laws or regulations require the consideration for such transfer to be at the market value, the said consideration shall be transferred to Sunny Linker (or any third party nominated by Sunny Linker) at nil consideration within three business days after Mr. Mak or DCH Subsidiary (as the case may be) received such payment. Upon exercising such option, the Company and DCH Holdings shall comply with the Listing Rules as appropriate.

(v) Option to pledge

Sunny Linker shall have an option to request Mr. Mak and DCH Subsidiary to pledge all their respective shareholding in Guangzhou Guangbao to Sunny Linker or any other party nominated by Sunny Linker, so as to guarantee the

performance of obligations of Mr. Mak or DCH Subsidiary (as the case may be) and Guangzhou Guangbao and the performance of obligations under any other agreements which may be entered into between Mr. Mak or DCH Subsidiary (as the case may be), Guangzhou Guangbao and Sunny Linker or any other party nominated by Sunny Linker. In the event that Sunny Linker exercises such rights, Mr. Mak or DCH Subsidiary (as the case may be) and/or Guangzhou Guangbao shall assist unconditionally and enter into a relevant share pledge agreement with Sunny Linker or any other party nominated by Sunny Linker.

(vi) Option to enter into management, consultancy agreements

Sunny Linker shall have an option to request Mr. Mak and DCH Subsidiary to instruct Guangzhou Guangbao to enter into any exclusive service or consultancy agreement with Sunny Linker or any other party nominated by Sunny Linker in respect of management, technical or other types of services, and Sunny Linker or any other party nominated by Sunny Linker shall provide the relevant service to Guangzhou Guangbao. The relevant service fees shall be paid by Guangzhou Guangbao, the amount of which shall be solely determined by Sunny Linker or any other party nominated by Sunny Linker and may be adjusted from time to time.

Upon entering into of such management or consultancy agreement, the Company and DCH Holdings shall comply with the Listing Rules as appropriate.

Foshan Junan

As at the date of the announcement dated 26 August 2008, a 93.34% interest in Foshan Junan is directly held by Guangzhou Guangbao and the remaining 6.66% interest is held by an individual (the "**Individual**") who is an independent third party. Such 6.66% interest will be transferred to Guangzhou Guangbao and/or its wholly-owned subsidiary before Completion. If the said transfer cannot be completed before Completion due to the restrictions of the local PRC laws and regulations, Guangzhou Guangbao will acquire the maximum equity interests in Foshan Junan permitted under the local PRC laws and regulations and the remaining interests in Foshan Junan will either continue to be held by the Individual or to be transferred to a wholly-owned subsidiary of DCH Holdings in the PRC (the "**PRC Subsidiary**"). In any event, the remaining interests will be held by the Individual or the PRC Subsidiary for the benefits of FAW Toyota 4S Group through a series of Contractual Arrangements implemented by FAW Toyota 4S Group.

Such Contractual Arrangements are fundamental to the legal structure and business operations of the FAW Toyota 4S Group and are specifically designed for the purpose of allowing FAW Toyota 4S Group (a) to enjoy all the economic benefits of Foshan Junan, to exercise management control over the operations of Foshan Junan and to prevent leakages of assets and values to the registered owner of Foshan Junan; and (b) to acquire, if and when permitted by PRC law, the equity interests in Foshan Junan at the minimum transfer price permitted under the relevant PRC laws and regulations.

Brief summary of the Contractual Arrangements Agreements for Foshan Junan are as follows:

(i) Shareholding

The Individual or the PRC Subsidiary will be registered as the legal shareholder of Foshan Junan.

(ii) Management

The Individual or the PRC Subsidiary (as the case may be) shall consult and follow the instructions of Guangzhou Guangbao, when she/it is involved in the management and exercise of her/its right as the shareholder of Foshan Junan, such rights shall include and without limitation to voting at the shareholders or board meetings (through their respective nominated director), appointing directors and making decisions in respect of the operation and financial issues of Foshan Junan.

(iii) Dividends

All the dividends, capital bonus or any other assets distributed to the Individual or the PRC Subsidiary (as the case may be) by Foshan Junan shall be transferred to Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao at nil consideration within three working days after such distribution.

(iv) Option to purchase

Guangzhou Guangbao shall have an option to purchase (or nominate a third party to purchase) all the interests of the Individual or the PRC Subsidiary (as the case may be) in Foshan Junan at the minimum transfer price permitted under the relevant PRC laws and regulations. Where the PRC laws or regulations require the consideration for such transfer to be at the market value, the said consideration shall be transferred to Guangzhou Guangbao (or any third party nominated by Guangzhou Guangbao) at nil consideration within three business days after the Individual or the PRC Subsidiary (as the case may be) received such payment. Upon exercising such option, the Company and DCH Holdings shall comply with the Listing Rules as appropriate.

(v) Option to pledge

Guangzhou Guangbao shall have an option to request the Individual or the PRC Subsidiary (as the case may be) to pledge all her/its shareholding in Foshan Junan to Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao, so as to guarantee the performance of obligations of the Individual or the PRC Subsidiary (as the case may be) and Foshan Junan and the performance of obligations under any other agreements which may be entered into between the Individual or the PRC Subsidiary (as the case may be), Foshan Junan and

Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao. In the event that Guangzhou Guangbao exercises such rights, the Individual or the PRC Subsidiary (as the case may be) and/or Foshan Junan shall assist unconditionally and enter into a relevant share pledge agreement with Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao.

(vi) Option to enter into management, consultancy agreements

Guangzhou Guangbao shall have an option to request the Individual or the PRC Subsidiary (as the case may be) to instruct Foshan Junan to enter into any exclusive service or consultancy agreement with Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao in respect of management, technical or other types of services, and Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao shall provide the relevant service to Foshan Junan. The relevant service fees shall be paid by Foshan Junan, the amount of which shall be solely determined by Guangzhou Guangbao, or any other party nominated by Guangzhou Guangbao and may be adjusted from time to time.

Upon entering into of such management or consultancy agreement, the Company and DCH Holdings shall comply with the Listing Rules as appropriate.

Guangzhou Junjia

Guangzhou Junjia, the major asset of Lexus 4S Company, is also held by Mr. Mak for the benefits of Lexus 4S Group through the Contractual Arrangements. Such Contractual Arrangements are fundamental to the legal structure and business operations of the Lexus 4S Group and are specifically designed for the purpose of allowing Lexus 4S Group (a) to enjoy all the economic benefits of Guangzhou Junjia held by Mr. Mak, to exercise management control over the operations of Guangzhou Junjia and to prevent leakages of assets and values to the registered owner of Guangzhou Junjia (i.e. Mr. Mak); and (b) to acquire, if and when permitted by PRC law, the equity interests in Guangzhou Junjia at the minimum transfer price permitted under the relevant PRC laws and regulations. It is intended that Guangzhou Junjia will be converted into a sino-foreign equity joint venture company which is expected to take a certain period of time and upon completion of such conversion, the Contractual Arrangements for Guangzhou Junjia will be converted into direct equity interests to be directly owned by Profit Paradise, the immediate holding company of Guangzhou Junjia.

Brief summary of the Contractual Arrangements Agreements for Mr. Mak's 55% interest in Guangzhou Junjia are as follows:

(i) Shareholding

Mr. Mak will be registered as the legal shareholder of Guangzhou Junjia.

(ii) Management

Mr. Mak shall consult and follow the instructions of Profit Paradise, when he is involved in the management and exercise of his right as the shareholder of Guangzhou Junjia, such rights shall include and without limitation to voting at the shareholders or board meetings (through his nominated director), appointing directors and making decisions in respect of the operation and financial issues of Guangzhou Junjia.

(iii) Dividends

All the dividends, capital bonus or any other assets distributed to Mr. Mak by Guangzhou Junjia shall be transferred to Profit Paradise or any other party nominated by Profit Paradise at nil consideration within three working days after such distribution.

(iv) Option to purchase

Profit Paradise shall have an option to purchase (or nominate a third party to purchase) all the interests of Mr. Mak in Guangzhou Junjia at the minimum transfer price permitted under the relevant PRC laws and regulations. Where the PRC laws or regulations require the consideration for such transfer to be at the market value, the said consideration shall be transferred to Profit Paradise (or any third party nominated by Profit Paradise) at nil consideration within three business days after Mr. Mak received such payment. Upon exercising such option, the Company and DCH Holdings shall comply with the Listing Rules as appropriate.

(v) Option to pledge

Profit Paradise shall have an option to request Mr. Mak to pledge all his shareholding in Guangzhou Junjia to Profit Paradise or any other party nominated by Profit Paradise, so as to guarantee the performance of obligations of Mr. Mak and Guangzhou Junjia and the performance of obligations under any other agreements which may be entered into between Mr. Mak, Guangzhou Junjia and Profit Paradise or any other party nominated by Profit Paradise. In the event that Profit Paradise exercises such rights, Mr. Mak and/or Guangzhou Junjia shall assist unconditionally and enter into a relevant share pledge agreement with Profit Paradise or any other party nominated by Profit Paradise.

(vi) Option to enter into management, consultancy agreements

Profit Paradise shall have an option to request Mr. Mak to instruct Guangzhou Junjia to enter into any exclusive service or consultancy agreement with Profit Paradise or any other party nominated by Profit Paradise in respect of management, technical or other types of services, and Profit Paradise or any other party nominated by Profit Paradise shall provide the relevant service to

Guangzhou Junjia. The relevant service fees shall be paid by Guangzhou Junjia, the amount of which shall be solely determined by Profit Paradise or any other party nominated by Profit Paradise and may be adjusted from time to time.

Upon entering into of such management or consultancy agreement, the Company and DCH Holdings shall comply with the Listing Rules as appropriate.

(vii) Compensation

In the event of any breach of the Contractual Arrangements Agreement for Guangzhou Junjia by Mr. Mak, Mr. Mak shall pay a compensation to Profit Paradise. The amount of the compensation shall be the higher of (i) 55% of the net asset value of Guangzhou Junjia at the time of the breach or the fair market value of 55% of the registered capital in Guangzhou Junjia (whichever is higher), which shall be determined by an independent third party valuer appointed by Profit Paradise; and (ii) any actual loss incurred by Profit Paradise.

The PRC legal advisers of DCH Holdings have issued a legal opinion confirming that the Contractual Arrangements Agreements do not contravene any existing PRC laws, rules and regulations. However, there can be no assurance that the relevant governmental authority will not challenge the validity of the Contractual Arrangements or the governmental authorities in the PRC will not promulgate laws or regulations to invalidate such Contractual Arrangements in the future.

Information about the Target Group

As at 31 July 2008, the unaudited net asset value attributable to Guangzhou Guangbao, Foshan Junan and Guangzhou Junjia was approximately HK$36.5 million, HK$7.4 million and HK$89.4 million, respectively. Foshan Junan commenced its operations since December 2007.

For the financial years ended 31 December 2006 and 2007, the audited net profits (both before and after taxation and extraordinary items) attributable to Guangzhou Guangbao, Foshan Junan and Guangzhou Junjia were approximately as follows:

	Audited net profits/(loss) before taxation and extraordinary items		**Audited net profits/(loss) after taxation and extraordinary items**	
	2006	**2007**	**2006**	**2007**
	(HK$ million)		*(HK$ million)*	
Guangzhou Guangbao	3.3	9.5	0.6	4.2
Foshan Junan *(operations commenced since December 2007)*	—	(0.3)	—	(0.3)
Guangzhou Junjia	30.7	75.9	19.0	51.7

The investment amount of Guangzhou Guangbao, Foshan Junan and Guangzhou Junjia as at 31 July 2008 by DIL and Mr. Mak was approximately HK$87 million, comprising (i) the total amount of the registered capitals of Guangzhou Guangbao, Foshan Junan and Guangzhou Junjia; and (ii) the shareholders loans to these companies as at 31 July 2008.

Reasons for and Benefits of the Acquisition and the Financial Assistance

The directors of DCH Holdings consider that the Target Group, as managed and operated by Mr. Mak, has a competitive edge over its competitors in the relevant brands due to its long established history of over 10 years, its financial track record and Mr. Mak's standing in this industry in the PRC and Hong Kong. Of the Target Group, to the best knowledge of the directors of DCH Holdings, Guangzhou Guangbao was a top 10 dealership in "FAW Toyota" brand in terms of sales in the PRC for the year 2007 and Guangzhou Junjia was named the top 3 outstanding dealerships in the "Lexus" brand in the PRC for the year 2007. In April 2008, DCH Holdings and Mr. Mak formed two joint venture companies to provide services relating to vehicles sales, spare parts, maintenance services and customer survey services in respect of the "Lexus" brand in Shanghai and Ningbo, the PRC.

The transactions contemplated under the Sale and Purchase Agreement do not only allow DCH Group to acquire the Target Group (including Guangzhou Guangbao, Guangzhou Junjia and a newly completed dealership, Foshan Junan). They also provide an opportunity for DCH Group to share in the interests of two additional dealerships in respect of the "FAW Toyota" brand in the PRC to be established or acquired. They also further enhance the strategic partnership with Mr. Mak, provide a good opportunity to strengthen DCH Group's multi-brand portfolio and allow DCH Group to further develop motor vehicle dealing business in the PRC. Furthermore, the directors of DCH Holdings believe that there is an increasing demand for high-end and luxurious products in the PRC and leveraging on the famous and established brand-names, "FAW Toyota" and "Lexus", the transactions contemplated under the Sale and Purchase Agreement also enable the DCH Group to benefit from this increasing demand in the PRC automobile industry.

The directors of DCH Holdings (including the independent non-executive directors of DCH Holdings) consider that the Acquisition and the Financial Assistance are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the shareholders of DCH Holdings as a whole.

Noting and considering the reasons above, the Directors take the view that the Acquisition and the Financial Assistance, which are beneficial to a subsidiary of the Company (i.e. DCH Holdings), will also be beneficial to the Company and increase the Group's development and competitiveness in general. The Directors (including the independent non-executive Directors whose views have been set out in this Circular after taken into consideration the advice of the Independent Financial Adviser)

consider that the Acquisition and the Financial Assistance are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Shareholders as a whole.

Effect on the Earnings and Assets and Liabilities of the Company in relation to the Acquisition and the Financial Assistance

The acquisitions shall not have significant financial impact on the Company.

General

The Group is engaged in a diversified range of business, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution.

DCH Group is a diversified business conglomerate in motor vehicles sales, motor vehicle related business and services, sales of food and consumer products, as well as logistics services, supported by integrated distribution platforms and a well-established base and network in the PRC, Hong Kong and Macao.

DIL, founded by Mr. Mak in 1992, is one of the companies operated by Mr. Mak and which is engaged in motor business, including businesses relating to the provision of vehicles sales, spare parts, maintenance services and customer survey services in the PRC.

Listing Rules Implications

As at the Latest Practicable Date, nine wholly-owned subsidiaries of the Company, a closely allied group of the shareholders of DCH Holdings, were together beneficially interested in 1,018,800,000 shares representing approximately 56.67% of the issued share capital of DCH Holdings.

DIL is a substantial shareholder and Mr. Mak is a director of various subsidiaries of DCH Holdings and accordingly, DIL and Mr. Mak are connected persons of the Company. As a result, the Acquisition and the Financial Assistance also constitute connected transactions for the Company under the Listing Rules. As a relevant percentage ratio under the Listing Rules in respect of the Acquisition and the Financial Assistance are more than 5% but less than 25% for the Company, the Acquisition and the Financial Assistance also constitute discloseable transactions for the Company. The Acquisition and the Financial Assistance are subject to the reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

Independent Shareholders' Approval

According to Rule 14A.43 of the Listing Rules, where independent shareholders' approval of a connected transaction is required, under certain conditions the Stock Exchange may accept that approval of the independent shareholders be given by a resolution in writing, instead of one passed at a shareholders' meeting. Those conditions are that: (a) no shareholder of the listed issuer is required to abstain from voting if the Company were to convene a general meeting for the approval of the connected transaction; and (b) the written independent shareholders' approval has been obtained from a shareholder or closely allied group of shareholders who (together) hold more than 50% in nominal value of the securities giving the right to attend and vote at the general meeting to approve the connected transaction.

As at 3 September 2008, the following persons are closely allied group of the Shareholders and together beneficially interested in 1,110,746,285 Shares, representing approximately 50.62% of the issued share capital of the Company:

Name of beneficial shareholder	No. of Shares beneficially interested	Percentage of total issued share capital of the Company as of 3 September 2008
CITIC Hong Kong (Holdings) Limited (through its wholly-owned subsidiaries)	643,611,285	29.33%
The Chairman and the Managing Director of the Company having an interest in the Shares	467,135,000	21.29%
TOTAL	1,110,746,285	50.62%

Each of DIL and Mr. Mak has confirmed that it/he has no interest in any share of the Company giving the right to attend and vote at general meetings of the Company.

Since, to the best knowledge of the Directors, none of the Shareholders is required to abstain from voting on the Acquisition and the Financial Assistance, written approvals of the above Shareholders have been obtained for the purpose of approving the Acquisition and the Financial Assistance in lieu of an approval from the Independent Shareholders of the Company at a shareholders' meeting pursuant to Rule 14A.43 of the Listing Rules.

An application has been made by the Company to the Stock Exchange for, and the Stock Exchange has granted to the Company, a waiver from strict compliance with the requirement to hold a shareholders' meeting to approve the Acquisition and the Financial Assistance on the basis of a written independent shareholders' approval given in accordance with Rule 14A.43 of the Listing Rules.

III. RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on pages 23 to 24 in this Circular which contains its recommendation to the Independent Shareholders in relation to the Acquisition and the Financial Assistance.

Your attention is also drawn to the letter from the Independent Financial Adviser, for incorporation into this Circular, which contains its advice to the Independent Board Committee and the Independent Shareholders as regards the Acquisition and the Financial Assistance and the principal factors and reasons considered by it.

Having noted and considered the reasons stated under the section headed "**Reasons for and Benefits of the Acquisition and the Financial Assistance**", the Directors (including the independent non-executive Directors whose views have been set out in this Circular after taken into consideration the advice of the Independent Financial Adviser) consider that the Acquisition and the Financial Assistance are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Shareholders as a whole. Accordingly, the Directors (including the independent non-executive Directors) recommend the Independent Shareholders to support, and if a physical shareholders' meeting was to be held, to vote in favour of, the Acquisition and the Financial Assistance.

IV. ADDITIONAL INFORMATION

Your attention is also drawn to the general information set out in the appendix to this Circular.

Yours faithfully,
By order of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00267)

16 September 2008

To the Independent Shareholders,

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION ACQUISITION OF A 49% INTEREST IN FAW TOYOTA 4S COMPANY AND A 50% INTEREST IN LEXUS 4S COMPANY AND THE RELATED SHAREHOLDERS' LOANS

We refer to the letter from the Board set out in the circular dated 16 September 2008 (the "Circular") of which this letter forms part. Capitalised terms defined in the Circular shall have the same meaning when used herein unless the context otherwise requires.

We have been appointed as the Independent Board Committee to consider the Acquisition and the Financial Assistance and to advise the Independent Shareholders as to the fairness and reasonableness of the Acquisition and the Financial Assistance and to recommend whether or not the Independent Shareholders should approve the Acquisition and the Financial Assistance. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in relation to the terms of the Acquisition and the Financial Assistance.

RECOMMENDATION

We wish to draw your attention to the letter from the Board and the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders which contains its advice to us in relation to the Acquisition and the Financial Assistance as set out in the Circular.

Having taken into account principal factors and reasons considered by and the opinion of the Independent Financial Adviser as stated in its letter of advice, we consider the terms of the Acquisition and the Financial Assistance to be fair and reasonable so far as the interests of the Independent Shareholders are concerned and to be in the interests of the

Company and the Shareholders as a whole. We therefore recommend the Independent Shareholders to support, and if a physical shareholders' meeting was to be held, to vote in favour of, the Acquisition and the Financial Assistance.

Yours faithfully,
Independent Board Committee of
CITIC PACIFIC LIMITED
Hamilton Ho Hau Hay
Alexander Reid Hamilton
Hansen Loh Chung Hon
Norman Ho Hau Chong
Independent Non-executive Directors

COMMERZBANK

Commerzbank AG Hong Kong Branch
21st Floor, The Hong Kong Club Building
3A Chater Road, Central
Hong Kong

16 September 2008

To: the independent board committee and
the independent shareholders of the Company

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION
ACQUISITION OF A 49% INTEREST IN FAW TOYOTA 4S COMPANY AND A 50% INTEREST IN LEXUS 4S COMPANY AND THE RELATED SHAREHOLDERS' LOANS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Acquisition (including the Financial Assistance), details of which, among other things, are set out in the circular dated 16 September 2008 (the "Circular"), of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

On 26 August 2008, DCH Holdings, a non wholly-owned subsidiary of the Company, through its wholly-owned subsidiaries, DSE (as the purchaser) entered into the Sale and Purchase Agreement with DIL (as the vendor) and Mr. Mak (as the guarantor). Pursuant to the Sale and Purchase Agreement, DSE (or its nominee) will (i) acquire 49% of the issued share capital of FAW Toyota 4S Company; (ii) acquire 50% of the issued share capital of Lexus 4S Company; and (iii) accept the assignment of the shareholders' loans owed by FAW Toyota 4S Company and Lexus 4S Company to DIL and Mr. Mak (and/or their respective associates) upon Completion, at the aggregate consideration of HK$143,716,000 (the "Consideration"). In addition, it is agreed that after Completion, DSE and DIL will jointly provide (i) replacement guarantees in a sum of not more than HK$80.0 million for purpose of replacing the existing guarantees in favour of FAW Toyota 4S Company and Lexus 4S Company and (ii) additional funding to both FAW Toyota 4S Company and Lexus 4S Company by way of equity or shareholders' loans in an amount proportional to their then interest in each of FAW Toyota 4S Company and Lexus 4S Company. It is expected that such additional funding to be contributed by DCH Group will be not more than HK$100.0 million. Furthermore, through the Contractual Arrangements, DSE will be entitled to enjoy 50% economic interest in each of FAW Toyota 4S Company and Lexus 4S Company after Completion.

By virtue of Mr. Mak and DIL being the director and substantial shareholder of certain subsidiaries of DCH Holdings, respectively, and DCH Holdings is a non wholly-owned subsidiary of the Company, Mr. Mak and DIL are both connected persons (as defined under the Listing Rules) of the Company. Accordingly, the Acquisition (including the Financial Assistance) constitutes a connected transaction for the Company. As the relevant percentage ratios (as defined under the Listing Rules) in respect of the Acquisition (including the Financial Assistance) are more than 5% but less than 25%, the Acquisition (including the Financial Assistance) is also a discloseable and non-exempted connected transaction for the Company which is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

As disclosed in the Circular, no Shareholder is required to abstain from voting in relation to the relevant resolutions approving the Acquisition (including the Financial Assistance). Given that a written approval from Shareholders (including the wholly-owned subsidiaries of CITIC Hong Kong (Holdings) Limited as well as the Chairman of the Board and the Managing Director) who in aggregate hold 1,110,746,285 Shares, representing approximately 50.62% of the issued share capital of the Company, has been obtained by the Company approving the Acquisition (including the Financial Assistance) as at the Latest Practicable Date, an application has been made by the Company to the Stock Exchange for and the Stock Exchange has granted a waiver from strict compliance with the requirement for the Company to hold a shareholders' meeting in accordance with Rule 14A.43 of the Listing Rules.

The Independent Board Committee, comprising all of the independent non executive Directors, namely Mr. Hamilton Ho Hau Hay, Mr. Alexander Reid Hamilton, Mr. Hansen Loh Chung Hon and Mr. Norman Ho Hau Chong, has been established to advise the Independent Shareholders as to the fairness and reasonableness of the Acquisition (including the Financial Assistance). We, Commerzbank AG Hong Kong Branch, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Acquisition (including the Financial Assistance) and the terms of the Sale and Purchase Agreement as to whether (i) the Acquisition (including the Financial Assistance) is conducted in the Company's ordinary and usual course of business and on normal commercial terms; and (ii) the terms of the Sale and Purchase Agreement are fair and reasonable and are in the interest of the Company and the Shareholders as a whole.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and DCH Holdings. We have reviewed, among other things, (i) the Circular; (ii) the Sale and Purchase Agreement; (iii) the relevant financial information of the Target Group provided by DCH Holdings; (iv) the annual report (the "DCH Annual Report") of DCH Holdings covering the two years ended 31 December 2007 ("FY2006" and "FY2007") and its interim results announcement (the "DCH Interim Results") covering the six months ended 30 June 2007 and 2008 ("1H2007" and "1H2008"), respectively and (v) the annual report of the Company (the "Annual Report") covering FY2006 and FY2007 and its interim results announcement (the "Interim Results") covering 1H2007 and 1H2008. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate in all material

respects and we have relied on the same. Also, we have relied on the representations made by the Directors and management of the Company that having made all reasonable enquiries and careful decisions, and to the best of their information, knowledge and belief, there is no other fact or representation or the omission of which would make any statement contained in this Circular, including this letter, misleading. We have also assumed that all information, statements and representations made or referred to in the Circular, which have been provided to us by the Company, and for which it is wholly responsible, are true, complete and accurate in all material respects at the time they were made and continue to be so up to the date of despatch of the Circular.

We consider that we have (i) taken reasonable steps as required under Rule 13.80 of the Listing Rules in obtaining all necessary information from the Company; and (ii) reviewed sufficient information to enable us to reach an informed view regarding the Acquisition (including the Financial Assistance) and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Company; nor have we conducted any independent in-depth investigation into the business and affairs of the Company and DCH Holdings, and their respective associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating and giving our independent financial advice to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition (including the Financial Assistance), we have taken into account the following principal factors:

1. Reasons for and benefit of the Acquisition

(i) Background of the Group

The Group is a business conglomerate engaged in a diversified range of business, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation and tunnels). The Company is the holding company of two listed companies in Hong Kong, namely CITIC 1616 Holdings Limited and DCH Holdings.

DCH Group is a diversified business conglomerate principally engaged in three major business segments, namely (i) the motor vehicle sales, motor vehicle related business and services; (ii) the sales of food and consumer products; and (iii) the provision of logistics services, which are all supported by its integrated distribution platforms and a well-established base and network in PRC, Hong Kong and Macao. DCH Group has a long operating history of over 40 years in the automobile industry and has established the "*Dah Chong Hong*" brand name with significant market recognition on DCH Group's trading and distribution of automobiles and the quality of its services rendered. As at the Latest Practicable Date, DCH Group held distributorship for 10 brands of motor vehicles in Hong Kong and Macao (including Acura, Audi, Bentley, Honda, Isuzu, MAN, Nissan, Opel, Saab and UD Nissan

Diesel). DCH Group is also the official distributor or dealer for 20 vehicle brands, including Bentley, Bugatti, BJ Hyundai, DF Honda, DF Nissan, DF Peugeot, DF Yuda Kia, FAW-Volkswagen Audi, FAW Mazda, FAW Toyota, GZ Honda, GZ Toyota, Haima, Isuzu, Kia, Mercedes Benz, Nissan, Qingling, Renault and SGM Buick and operates 35 4S outlets in 13 major cities in PRC, including Guangzhou, Kunming and Shanghai. DCH Group's motor business has been the key contributor to its financial performance and the related revenue accounted for approximately 59.4%, 63.4% and 67.1% of DCH Group's total revenue for each FY2006, FY2007 and 1H2008, respectively. In recent years, DCH Group's motor business in PRC recorded substantial increase in revenue by approximately 43.0% from FY2006 to FY2007, accounting for approximately 33.5% of DCH Group's total revenue for FY2007 as compared with 29.1% for FY2006.

Set out below is the summary of financial results of DCH Holdings for FY2006, FY2007, 1H2007 and 1H2008, respectively:

	FY2006		**FY2007**		**1H2007**		**1H2008**	
	HK$' Million	*%*	*HK$' Million*	*%*	*HK$' Million*	*%*	*HK$' Million*	*%*
Turnover:								
— Motor and motor related	7,684	*59.4*	10,175	*63.4*	4,313	*61.7*	6,387	*67.1*
— Food and consumer products	5,047	*39.1*	5,626	*35.1*	2,567	*36.7*	3,001	*31.5*
— Logistics	144	*1.1*	176	*1.1*	85	*1.2*	92	*1.0*
— Others	51	*0.4*	73	*0.4*	24	*0.4*	39	*0.4*
Total	12,926	*100.0*	16,050	*100.0*	6,989	*100.0*	9,519	*100.0*
Segment Profit								
— Motor and motor related	298	*60.7*	483	*68.7*	202	*65.2*	359	*73.6*
— Food and consumer products	101	*20.6*	149	*21.2*	63	*20.3*	88	*18.0*
— Logistics	11	*2.2*	17	*2.4*	10	*3.2*	8	*1.6*
— Others	81	*16.5*	54	*7.7*	35	*11.3*	33	*6.8*
Total	491	*100.0*	703	*100.0*	310	*100.0*	488	*100.0*

Source: The DCH Annual Report and the DCH Interim Results

(ii) Background of the Target Companies

FAW Toyota 4S Company and Lexus 4S Company are investment holding companies and, through the Contractual Arrangements, are interested in 100% and 55% of Guangzhou Guangbao and Guangzhou Junjia, respectively. Guangzhou Guangbao and Guangzhou Junjia, being the operating subsidiaries of FAW Toyota 4S Company and Lexus 4S Company, respectively, are engaged in the provision of vehicle sales, spare parts, maintenance services and customer survey services in respect of the "FAW Toyota" brand in Guangzhou and Foshan and the "Lexus" brand in

Guangzhou, respectively. Guangzhou Guangbao also owns 100% equity interest in Foshan Junan (of which up to 6.66% interest will be held through it wholly-owned subsidiaries or accounted for through the Contractual Arrangements), a newly established PRC company engaged in the above-mentioned motor related business in respect of the "FAW Toyota" brand in Foshan and having commenced its operations since December 2007. Both FAW Toyota 4S Company and Lexus 4S Company are operated and managed by Mr. Mak.

As disclosed in the section headed "Letter from the Board" of the Circular, Guangzhou Guangbao was awarded as one of the top 10 dealership in "FAW Toyota" brand in terms of sales in PRC for 2007 and Guangzhou Junjia was named as one of the top 3 outstanding dealerships in PRC for 2007. Both companies recorded substantial improvement in their financial results for FY2007 which are summarised as follows:

	Guangzhou Guangbao *(HK$'000)*	**Foshan Junan** *(HK$'000)*	**Guangzhou Junjia** *(HK$'000)*
Net profits/(loss) after taxation for the year ended			
— FY2006	600	—*	19,000
— FY2007	4,200	(300)*	51,700
% increment	*600.0%*	*Not Applicable**	*172.1%*
Net assets value as at 31 July 2008	36,500	7,400	89,400

* *Foshan Junan has commenced its operations only since December 2007*

(iii) Automobile Industry in Guangzhou, PRC

Guangzhou City is one of the major economic cities in PRC. According to the People's Government of Guangzhou City, the regional gross domestic products of Guangzhou City amounted to approximately RMB606.8 billion (equivalent to approximately HK$691.8 billion) in 2006, up by approximately 47.4% from 2004 (or a compound in annual growth rate ("CAGR") of approximately 21.4%). The per capita annual consumption expenditure of Guangzhou's urban household also increased from RMB13,121 (equivalent to approximately HK$14,958) in 2004 to RMB15,445 (equivalent to approximately HK$17,607) in 2006, representing an increase of approximately 17.7% (or a CAGR of 8.5%). In addition, according to the National Bureau of Statistics of PRC, the number of privately owned cars in Guangdong Province increased from approximately 2.0 million in 2004 to approximately 3.0 million in 2006, representing an increase of approximately 50.0% (or a CAGR of approximately 22.5%).

Having considered (i) the satisfactory past track records and achievements of the Target Group; (ii) the growing weight of DCH Group's motor business in PRC; (iii) DCH Group's development plan to strengthen its presence in PRC by forging strategic partnership and exploring merger and acquisition opportunities; and (iv) the growing economic condition in Guangzhou City and the continuous growing demand for motor vehicles in Guangdong Province, we are of the view that the Acquisition will not only provide DCH Group with an opportunity to acquire the Target Group (including Guangzhou Guangbao, Guangzhou Junjia and Foshan Junan, a newly completed dealership) and to obtain two additional dealerships in respect of the "FAW Toyota" brand in PRC by December 2010 (as detailed below), but will also strengthen DCH Group's market position in motor vehicle sales business in Guangzhou and Foshan. Accordingly, we consider that the Acquisition is in the ordinary and usual course of business of DCH Group and the Group as a whole.

2. Major Terms of the Sale and Purchase Agreement

Completion is subject to certain conditions precedents including, amongst others:

(i) obtaining the regulatory approval and third party consents (including but not limited to the consent of relevant automobile manufacturers) required of DIL for the Acquisition;

(ii) completion of the reorganisation of the Target Group (including, amongst others, the entering into of the Contractual Arrangements Agreements for purpose of ensuring DCH Group to be entitled to 50% economic benefit in each of FAW Toyota 4S Company and Lexus 4S Company);

(iii) the financial due diligence review performed by DSE on the Target Group to DCH Group's satisfaction;

(iv) no material adverse change or development (including a prospective change or development), in the position or condition, financial or otherwise, of the Target Group, or their respective earnings, business, assets or prospects prior to Completion; and

(v) the warranties given as at the date of the Sale and Purchase Agreement and immediately prior to Completion remaining true, accurate and not misleading in all material respects.

As advised by the management of the Company, Completion will take place in or around September 2008.

With a view to further safeguarding DCH Group's economic benefit derived from the future operations of Target Group, the Sale and Purchase Agreement has the following additional provisions relating to the corporate structure and profitability of each of FAW Toyota 4S Company and Lexus 4S Company:

(i) Profit guarantee and the relevant compensation mechanism

Pursuant to the Sale and Purchase Agreement, DIL and Mr. Mak have guaranteed that the aggregate of (i) 100% of the audited net profit after taxation of Guangzhou Guangbao (excluding Foshan Junan and any of its subsidiaries and investments) and (ii) 55% of the audited net profit after taxation of Guangzhou Junjia (excluding any of its subsidiaries and investments), for the period from 1 August 2008 to 31 December 2008 and each of the two years ending 31 December 2010 shall be no less than RMB12.9 million (equivalent to approximately HK$14.7 million), RMB31.0 million (equivalent to approximately HK$35.3 million) and RMB31.0 million (equivalent to approximately HK$35.3 million), respectively, (together, the "Guaranteed Profits"). The Guaranteed Profits will be audited by an independent certified public accountant in accordance with the generally accepted accounting principles in PRC and shall exclude any non-recurring or exceptional items and revaluation gains. In the event that the aggregate actual net profit after taxation from Guangzhou Guangbao and Guangzhou Junjia for the aforesaid period(s) is/are less than the Guaranteed Profits, 50% of such shortfall shall be indemnified by DIL and Mr. Mak to DSE on a dollar-to-dollar basis in cash.

Mr. Mak will remain as the responsible person for the management and operations for each of FAW Toyota 4S Group and Lexus 4S Group during the period from 1 August 2008 to 31 December 2010.

(ii) Guaranteed net asset value and the relevant compensation mechanism

Each of DIL and Mr. Mak has undertaken to DCH Holdings that, upon Completion, the aggregate of 100% and 55% of the net asset value of Guangzhou Guangbao and Guangzhou Junjia (excluding any of their respective subsidiaries and investments), respectively, will be no less than approximately HK$63.8 million (the "Guaranteed Net Asset Value"). In the event the actual net asset value of Guangzhou Guangbao and Guangzhou Junjia (excluding their respective subsidiaries and investments) attributable to DCH Group falls below the Guaranteed Net Asset Value, DIL and Mr. Mak have undertaken that 50% of such shortfall shall be indemnified.

(iii) First right of refusal

Pursuant to the Sale and Purchase Agreement, so long as DSE remains as a shareholder of either FAW Toyota 4S Company or Lexus 4S Company, either of FAW 4S Company and Lexus 4S Company will have a first right of refusal to invest at cost in respect of any new investment opportunities offered to Mr. Mak and his affiliates relating to the provision of vehicles sales, spare parts, maintenance services and customer survey services to manufacturers or suppliers under the "Lexus" and "FAW

Toyota" brands in PRC. In the event that any other opportunity is made available to either FAW Toyota 4S Company or Lexus 4S Company in relation to other vehicle brands in PRC during the time when DSE remains as the shareholder of either FAW 4S Company or Lexus 4S Company, DIL and Mr. Mak will notify DCH Group prior to making such investment. Furthermore, DSE shall also have a right of first refusal to acquire any existing business in PRC already owned and operated by Mr. Mak or DIL for disposal at a price equal to or lower than the price to be offered by DIL or Mr. Mak to any prospective purchaser if DSE refuses to acquire such business.

(iv) Non-competition undertaking by Mr. Mak and DIL

DIL and Mr. Mak have undertaken to DSE, and DSE and DCH Holdings have undertaken to DIL, that they shall not, amongst others, carry on or have an interest in businesses engaged in the provision of vehicles sales, spare parts maintenance services and customer survey services in respect of the "FAW Toyota" brand in Guangzhou and Foshan and the "Lexus" brand in Guangzhou or any other business as may be carried on by FAW Toyota 4S Group and Lexus 4S Group from time to time, for a term of three years from the date of which DIL and DSE (as the case may be) ceases to be a shareholder of the relevant Target Companies.

(v) Obtaining two additional dealerships in respect of the "FAW Toyota" brand

DIL and Mr. Mak have undertaken to DSE that they will procure Guangzhou Guangbao to establish or acquire two additional dealerships for the provision of vehicles sales, spare parts, maintenance services and customer survey services to manufacturers or suppliers in respect of the "FAW Toyota" brand by December 2010.

(vi) The Contractual Arrangements

Upon Completion, a series of Contractual Arrangements under the Contractual Arrangements Agreements (details of which are disclosed in the section headed "Letter from the Board" of the Circular) will be implemented on Guangzhou Guangbao and Foshan Junan (which may be held through the Contractual Arrangements) such that FAW Toyota 4S Group will be entitled to (i) enjoy all the economic benefits of both Guangzhou Guangbao and Foshan Junan; (ii) exercise management control over the operations of Guangzhou Guangbao and Foshan Junan and prevent leakages of assets and values to the registered owners of Guangzhou Guangbao and Foshan Junan; and (iii) acquire, if and when permitted by PRC law, the equity interest in Guangzhou Guangbao and Foshan Junan at the minimum transfer price permitted under the relevant PRC laws and regulations. Such Contractual Arrangements will also be applied to Lexus 4S Group to effect the aforesaid purposes on Guangzhou Junjia with Lexus 4S Group entitled to all the economic benefit of Guangzhou Junjia held by Mr. Mak (i.e. 55% interest in Guangzhou Junjia).

As disclosed in the section headed "Letter from the Board" of the Circular, according to the PRC legal advisers to DCH Holdings, the Contractual Arrangements Agreements do not contravene any existing PRC laws, rules and regulations although there can be no assurance that the relevant governmental authority will not challenge

the validity of the Contractual Arrangements or the governmental authorities in PRC will not promulgate laws or regulations to invalidate the Contractual Arrangements in the future. The reporting accountants to DCH Holdings have also confirmed that upon Completion, each of Guangzhou Guangbao and Guangzhou Junjia will become an indirect subsidiary of DCH Holdings. In addition, DCH Holdings has implemented similar contractual arrangements for certain of PRC companies engaged in auto dealership business (details of which are disclosed in DCH Annual Report). Since 1979, the PRC government has been developing its legal system by undertaking to promulgate a comprehensive system of laws, many of which are unprecedented or experimental and are expected to be refined or improved. It is understandable that there is no certainty as to whether any changes in laws and regulations (or the interpretation thereof) in the refining and readjustment process would have favourable or adverse impact on the Contractual Arrangements. However, as the PRC legal advisers to DCH Holdings have already confirmed that the Contractual Arrangements do not contravene any existing PRC laws, rules and regulations, we are of the view that the Contractual Arrangements can be justified for the economic benefit to DCH Group as analysed above.

Having considered the above, we are of the view that the terms of the Sale and Purchase Agreement are fair and reasonable and are in the interest of both DCH Group and the Company and their respective shareholders as a whole.

3. The Consideration

The Consideration of approximately HK$143.7 million was determined after arm's length negotiation between DCH Group and DIL, comprising an amount of approximately HK$102.7 million attributable as to (i) the financial track record of Guangzhou Guangbao and Guangzhou Junjia; and (ii) the Guaranteed Net Asset Value of approximately HK$63.8 million; and as to the remaining HK$41.0 million attributable as to (iii) the set up costs and future prospects of Foshan Junan, a newly established company engaged in dealership in respect of the "FAW Toyota" brand and (iv) the establishment or acquisition of two additional dealerships in respect of the "FAW Toyota" brand in PRC as undertaken by DIL and Mr. Mak; and (v) the goodwill and future prospects of FAW Toyota 4S Group and Lexus 4S Group (particularly, the possibility of the future expansion of and potential acquisition of other dealership by FAW Toyota 4S Group and Lexus 4S Group).

As there are no listed companies primarily engaged in auto dealerships, distribution of vehicles parts and accessories and the provision of other auto related services in PRC, we, in evaluating the Consideration, have identified three companies (the "Comparable Companies") which are broadly comparable to FAW Toyota 4S Company and Lexus 4S Company.

Comparable Company	Ticker	Listing venue	Currency *(Note 2)*	Market capitalisation as at the Latest Practicable Date/ Consideration *(Million)**	Net profit attributable to the shareholders for the financial year 2007 *(Million)***	Price-earning Ratio
A.P. Eagers Limited	APE AU	Common Wealth of Australia	AUD	305.9	28.6	10.7
Hotai Motor Co. Ltd.	2207 TT	Taiwan	NTD	42,875.1	3,404.7	12.6
AutoNation, Inc.	AN US	United States of America	US$	2,312.5	278.7	8.3
The Target Group			**HK$**	**143.7**	**16.2** *(Note 1)*	**8.9**

* *from Bloomberg*

** *extracted from the respective annual reports for FY2007*

Note 1: the net profit attributable to DCH Holdings is calculated based on the aggregate of DSE's effective interest attributable to the audited net profit (or loss) after tax for each of Guangzhou Guangbao, Foshan Junan and Guangzhou Junjia for FY2007, comprising (i) 50% of Guangzhou Guangbao's net profit after tax of approximately HK$4.2 million; (ii) 27.5% of Guangzhou Junjia's net profit after tax of approximately HK$51.7 million; and (iii) 50% of the loss incurred by Foshan Junan of approximately HK$0.3 million.

Note 2: AUD, NTD and US$ refer to the Australian Dollar, New Taiwan Dollar and United States Dollar respectively.

As illustrated above, the price-earning multiple for the Acquisition based on the Consideration is comparable to the Comparable Companies.

Having taken into account that the price-earning multiple for the Acquisition as calculated based on the Consideration is comparable to the Comparable Companies and the Guaranteed Profit, we are of the view that the Consideration is fair and reasonable and is in the interest of DCH Holdings and the Company, and their respective shareholders as a whole.

4. The Financial Assistance

Upon Completion, the existing guarantees in favour of the Target Companies shall be replaced by the replacement guarantees to be jointly provided by DSE and DIL in an amount not exceeding HK$80.0 million. In addition, each of DIL and DSE shall contribute to additional funding needs of the Target Companies by way of equity or shareholders'

loans in proportion to their then interest in the Target Companies for working capital purposes (including the establishment or acquisition of two additional dealerships for the "FAW Toyota" brand in PRC). The additional funding to be contributed by DSE is not expected to exceed HK$100.0 million.

5. Financial impacts of the Acquisition

(i) Earnings

Following Completion and the implementation of the Contractual Arrangements, each of FAW Toyota 4S Company and Lexus 4S Company will become an indirect non wholly-owned subsidiary of DCH Holdings, hence the Company. Accordingly, the financial results of DCH Holdings, together with those of the FAW Toyota 4S Group and Lexus 4S Group after the Completion will be consolidated into the consolidated financial statements of the Company. It is expected that the net profit of the Company will be increased by the future profit of FAW Toyota 4S Company and Lexus 4S Company attributable to the Group.

(ii) Gearing and working capital

According to the Interim Results, the Group had net debt of approximately HK$31,211 million (being the aggregate of the Company's bank borrowings of approximately HK$41,906 million, less the cash and bank balances of approximately HK$10,695 million), and total capital of approximately HK$91,613 million (being the aggregate of equity attributable to the Shareholders of approximately HK$60,402 million and the net debt of approximately HK$31,211 million). As such, the gearing ratio of the Group (expressed as a percentage of the Company's net debt over its total capital) was approximately 34.1% as at 30 June 2008. Given that the entire Consideration will be payable in cash from the internal resources of DCH Holdings, the cash position of the Company will be decreased accordingly by the amount of Consideration of approximately HK$143.7 million, and the gearing ratio of the Group will be increased by merely approximately 0.1% to approximately 34.2% accordingly. If the Finance Assistance has been taken into account, the gearing ratio of the Group is expected to be further increased.

Based on the DCH Interim Results, DCH Group had cash and bank balance of approximately HK$1,674 million and the Consideration represents approximately 8.6% of DCH Group's total cash and bank balance as at 30 June 2008. In addition, as at 30 June 2008, DCH Group had undrawn available loans facilities amounted to approximately HK$2,088 million (comprising committed term loans and revolving loans facilities of approximately HK$600 million and uncommitted money market lines of approximately HK$1,488 million). Having considered that (i) DCH Group has sufficient cash and bank balances with significant undrawn banking facilities; (ii) the Financial Assistance will be contributed by DCH Group to FAW Toyota 4S Company and Lexus 4S Company in various stages during the course of their development, and (iii) FAW Toyota 4S Company and Lexus 4S Company are expected to continue to generate profit (and cash inflow), we concur with the management of the Company's view that DCH Group will have sufficient financial resources to meet the

Consideration and the Financial Assistance, and that the slight increase in the Group's gearing ratio is acceptable and there will be no material impact on the liquidity of both DCH Group and the Group as a result of the Acquisition.

(iii) Net asset value

Based on the Interim Results, the unaudited consolidated net asset value attributable to the Shareholders as at 30 June 2008 amounted to approximately HK$60,402 million. Upon Completion, the cash and bank balance of DCH Holdings (hence the Company) will be decreased by the Consideration in the amount of approximately HK$143.7 million. The excess of the Consideration over the net asset value of the Target Group attributable to the Group will be recorded as goodwill and intangible asset. Accordingly, the Acquisition is not expected to have any material impact on the Group's net asset value immediately after Completion.

ANALYSIS AND CONCLUSION

DCH Group, being a non wholly-owned subsidiary of the Company, is a motor dealership conglomerate with a strong multi-brand portfolio comprising world renowned American, European, Japanese and Korean automobiles brands and having accounted for approximately 28.0% of the new vehicle market in Hong Kong in 2007. During the past years, DCH Group has been able to capitalise on its successful track record in Hong Kong and is currently the official distributor or dealer for 20 vehicle brands and operates 35 4S outlets in 13 major cities in PRC. Having considered the facts that PRC had overtaken Germany and Japan to become the second largest motor vehicle markets with sales volume projected to reach over 10 million units in 2008 as disclosed in the DCH Annual Report, and the continuous growth in PRC's economy, the management of the Company expects that DCH Group's motor business in PRC will continue to be a major growth driver for DCH Group's future business development. Given the Acquisition will benefit DCH Group's motor business in PRC by providing DCH Group with a good opportunity to strengthen its market position in Guangzhou and Foshan and to add brands to its multi-brand portfolio, we are of the view that the aforesaid positive impact on DCH Group's motor business in PRC from the Acquisition will also benefit the Company's business portfolio.

We noted that there would be insignificant impact on the cash position and gearing ratio of the Group, which mainly resulted from the cash consideration payable under the Sale and Purchase Agreement and the Financial Assistance. However, having considered the future profitability (hence cash inflow) from the vehicle sales and provision of motor related services from FAW Toyota 4S Company and Lexus 4S Company as evidenced by their successful track records, together with (i) the standing and substantial experience of Mr. Mak in the motor dealership business in PRC and his future contribution to DCH Group's motor business in PRC; (ii) the various guarantees and undertakings provided by DIL and Mr. Mak, including, amongst others, the profit guarantee and the related compensation mechanism in favour of DCH Group; and (iii) the arrangement that any future capital contribution by DCH Group and DIL, which is primarily for the purpose of establishing or acquiring two additional dealerships for the "FAW Toyota" brand in PRC

by 31 December 2010, will be proportional to their respective shareholdings in each of the Target Companies, we consider that the Acquisition (including the Financial Assistance) will enhance the future business development of DCH Group's motor business in PRC as a whole, which in turn will benefit the Group. Accordingly, we are of the view that the Acquisition (including the Financial Assistance) is conducted in the ordinary and usual course of business of DCH Group and the Group and the terms of the Sale and Purchase Agreement are fair and reasonable and are in the interest of the Company and the Shareholders as a whole.

RECOMMENDATION

Based on the above principal factors and reasons, we consider the Acquisition (including the Financial Assistance) is conducted in the ordinary and usual course of business of the Company and on normal commercial terms and the terms of the Sale and Purchase Agreement are fair and reasonable and are in the interest of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Kenneth Chan
Head of Corporate Finance — Asia Pacific

Gaston Lam
Corporate Finance — Asia Pacific

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this Circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Interests of Directors and chief executive in securities

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO) which were required, pursuant to section 352 of the SFO, to be entered into the register referred to therein, or were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which he was taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies set out in the Listing Rules:

(i) Shares in the Company:

Name of Director	**Number of Shares** **Personal interests unless otherwise stated**		**Percentage to the issued share capital** *(%)*
Larry Yung Chi Kin	417,418,000	*(Note 1)*	19.033
Henry Fan Hung Ling	50,640,000	*(Note 2)*	2.309
Peter Lee Chung Hing	1,000,000		0.046
Carl Yung Ming Jie	300,000		0.014
Leslie Chang Li Hsien	480,000		0.022
Vernon Francis Moore	4,200,000	*(Note 3)*	0.192
Li Shilin	300,000		0.014
Liu Jifu	840,000		0.038
Chau Chi Yin	536,000		0.024
Wang Ande	400,000		0.018
Hansen Loh Chung Hon	1,550,000	*(Note 4)*	0.071
André Desmarais	10,145,000	*(Note 5)*	0.463
Peter Kruyt *(alternate Director to André Desmarais)*	34,100		0.002

Note:

1. Corporate interest

2. Corporate interest in respect of 5,640,000 Shares and trust interest in respect of 45,000,000 Shares

3. Trust interest

4. Personal interest in respect of 1,050,000 Shares; corporate interest in respect of 500,000 Shares and family interest in respect of 500,000 Shares which duplicate each other

5. Corporate interest in respect of 10,000,000 Shares and family interest in respect of 145,000 Shares

(ii) Share options in the Company:

Name of Director	Date of Grant	Exercise price per Share *HK$*	Exercisable Period	Underlying Shares pursuant to the share options	Percentage of issued shares as at the Latest Practicable Date *(%)*
Larry Yung Chi Kin	16.10.2007	47.32	16.10.2007–15.10.2012	2,000,000	0.091
Peter Lee Chung Hing	01.11.2004	19.90	01.11.2004–31.10.2009	1,000,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	1,200,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	1,200,000	
				3,400,000	0.155
Carl Yung Ming Jie	01.11.2004	19.90	01.11.2004–31.10.2009	500,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	600,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	800,000	
				1,900,000	0.087
Leslie Chang Li Hsien	01.11.2004	19.90	01.11.2004–31.10.2009	350,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	800,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	800,000	
				1,950,000	0.089
Vernon Francis Moore	01.11.2004	19.90	01.11.2004–31.10.2009	1,000,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	700,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	600,000	
				2,300,000	0.105
Li Shilin	16.10.2007	47.32	16.10.2007–15.10.2012	500,000	0.023
Liu Jifu	20.06.2006	22.10	20.06.2006–19.06.2011	700,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	700,000	
				1,400,000	0.064

Name of Director	Date of Grant	Exercise price per Share *HK$*	Exercisable Period	Underlying Shares pursuant to the share options	Percentage of issued shares as at the Latest Practicable Date *(%)*
Chau Chi Yin	01.11.2004	19.90	01.11.2004–31.10.2009	500,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	800,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	800,000	
				2,100,000	0.096
Milton Law Ming To	01.11.2004	19.90	01.11.2004–31.10.2009	334,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	800,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	800,000	
				1,934,000	0.088
Wang Ande	20.06.2006	22.10	20.06.2006–19.06.2011	350,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	800,000	
				1,150,000	0.052
Kwok Man Leung	16.10.2007	47.32	16.10.2007–15.10.2012	600,000	0.027
Chang Zhenming	16.10.2007	47.32	16.10.2007–15.10.2012	500,000	0.023

(iii) Shares in the associated corporations:

Name of Director	Number of ordinary shares in CITIC 1616 Holdings Limited — Personal interests unless otherwise stated		Percentage to the issued share capital *(%)*
Vernon Francis Moore	200,000	*(Note 1)*	0.010
Chau Chi Yin	26,750		0.001

Note:

1. Trust interest

Name of Director	Number of ordinary shares in Dah Chong Hong Holdings Limited Personal interests unless otherwise stated		Percentage to the issued share capital *(%)*
Li Shilin	12,000		0.001
Liu Jifu	33,600	*(Note 1)*	0.002
Chau Chi Yin	21,000		0.001
Hansen Loh Chung Hon	62,000	*(Note 2)*	0.003

Note:

1. Family interest

2. Corporate interest in respect of 20,000 shares and concert party interest in respect of 42,000 shares

(iv) Share options in the associated corporation:

Name of Director	Date of Grant	Exercise price per share (HK$)	Exercisable Period	Number of share options outstanding at the Latest Practicable Date	Percentage of issued share capital (%)
	Share options in CITIC Capital Holdings Limited				
Peter Lee Chung Hing	02.03.2005	66.54	02.03.2007–01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008–03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009–10.12.2012	10,000	
				35,000	0.125
Leslie Chang Li Hsien	02.03.2005	66.54	02.03.2007–01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008–03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009–10.12.2012	10,000	
				35,000	0.125
Vernon Francis Moore	02.03.2005	66.54	02.03.2007–01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008–03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009–10.12.2012	10,000	
				35,000	0.125
Chang Zhenming	11.12.2007	80.03	11.12.2009–10.12.2012	125,000	0.446

Interests of Directors and chief executive in substantial shareholders of the Company

As at the Latest Practicable Date, save as disclosed below, none of the Directors was a director or employee of a company which had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of Director	Name of company which had such discloseable interest or short position	Position within such company
Larry Yung Chi Kin	CITIC Group	Director
	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
	Earnplex Corporation	Director & Shareholder
	Bloomfield Enterprises Corp.	Director & Shareholder
	Rockhampton Investments Limited	Director & Shareholder
Henry Fan Hung Ling	CITIC HK	Director
Carl Yung Ming Jie	Earnplex Corporation	Director

Name of Director	Name of company which had such discloseable interest or short position	Position within such company
Leslie Chang Li Hsien	CITIC HK	Director
	Honpville Corporation	Director
Vernon Francis Moore	Heedon Corporation	Director
	Honpville Corporation	Director
Li Shilin	CITIC Group	Director
Liu Jifu	CITIC HK	Director
Chau Chi Yin	CITIC HK	Director
André Desmarais	Power Corporation of Canada	President & Co-Chief Executive Officer
Chang Zhenming	CITIC Group	Director

3. MATERIAL ADVERSE CHANGE

Save as disclosed in this Circular, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007, the date to which the latest published audited accounts of the Company were made up.

4. EXPERT

(a) The qualification of the expert who has provided its advice which is contained in this Circular is set out as follows:

Name	Qualification
Commerzbank	Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and an authorized financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities), and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO

(b) Commerzbank has confirmed that it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group as at the Latest Practicable Date.

(c) Commerzbank has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter or report (as the case may be) and references to its name in the form and context in which it appears.

(d) The letter from Commerzbank is given as of 16 September 2008 for incorporation herein.

5. SERVICE CONTRACTS

There is no existing or proposed service contracts between any of the Directors and the Company or any of its subsidiaries, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

6. COMPETING INTEREST

In so far as the Directors are aware, none of the Directors or their respective associates have any interest in a business which competes or is likely to compete with the business of the Group.

7. INTERESTS IN ASSETS AND CONTRACTS

As at the Latest Practicable Date, none of the Directors nor their respective associates had any direct or indirect interests in any assets which have been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries since 31 December 2007, being the date to which the latest published audited consolidated financial statements of the Company were made up.

There is no contract or arrangement subsisting at the Latest Practicable Date in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

8. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

9. GENERAL

(a) The secretary of the Company is Ms. Stella Chan Chui Sheung, ACIS, MA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Leslie Chang Li Hsien, HKICPA, AICPA, NYSSCPA.

(b) The registered office of the Company is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c) The share registrars of the Company is Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this Circular shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection on any weekday (except Saturdays) during business hours at the registered office of the Company at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong from the date of this Circular up to and including 30 September 2008:

(a) the letter from the Independent Board Committee, the text of which is set out in this Circular;

(b) the letter from the Independent Financial Adviser, the text of which is set out in this Circular; and

(c) the Sale and Purchase Agreement.

於最後實際可行日期，任何董事概無擁有與本集團業務有重大關係之合約或協定。

8. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或索償，且就董事所知悉，本公司或其任何附屬公司亦無任何尚未了結或蒙受威脅的重大訴訟或索償。

9. 一般事項

(a) 本公司秘書為陳翠嫦女士，ACIS、MA，而本公司根據上市規則第3.24條委任的合資格會計師為張立憲先生，HKICPA、AICPA、NYSSCPA。

(b) 本公司的註冊辦事處設於香港中環添美道一號中信大廈三十二樓。

(c) 本公司的股份過戶登記處為卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(d) 本通函的中、英文版本如有任何歧義，概以英文版本為準。

10. 備查文件

下列文件由本通函刊發日期起至二零零八年九月三十日止期間工作日(星期六除外)辦公時間內，於本公司註冊辦事處可供查閱，地址為香港中環添美道一號中信大廈三十二樓：

(a) 獨立董事委員會函件，全文載於本通函內；

(b) 獨立財務顧問函件，全文載於本通函內；及

(c) 買賣協議。

4. 專業人士

(a) 於本通函提供意見的專業人士的資格如下：

名稱	資格
德國商業銀行	德國商業銀行，透過其香港分行經營，根據香港法例第155章銀行業條例為持牌銀行及根據證券及期貨條例為認可金融機構，可進行根據證券及期貨條例附表五所載的第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)的受規管活動

(b) 德國商業銀行確認，於最後實際可行日期並無於本集團任何成員公司擁有任何股權或認購或委派他人認購本集團任何成員公司證券的權利(不論可依法強制執行與否)。

(c) 德國商業銀行就本通函的刊發發出書面同意書，同意按本通函所載格式及涵義轉載其函件或報告(視情況而定)以及引述其名稱，且迄今並無撤回其同意書。

(d) 德國商業銀行就載入本通函發出的函件乃按於二零零八年九月十六日發出為基準。

5. 服務合約

各董事概無與本公司或其任何附屬公司訂立或建議訂立任何服務合約(並非於一年內屆滿或僱主可於一年內終止而毋須給予賠償(法定賠償除外)的合約)。

6. 競爭權益

據董事所知，概無董事或彼等各自的聯繫人於與本集團業務競爭或可能構成競爭的業務中擁有權益。

7. 於資產及合約的權益

於最後實際可行日期，董事及彼等各自的聯繫人，概無於本公司或其任何附屬公司自二零零七年十二月三十一日(本公司最近期已刊發經審核綜合財務報表的結算日)以來已收購或出售或租賃或建議收購或出售或租賃的任何資產中擁有任何直接或間接權益。

董事姓名	**擁有須予披露權益或淡倉的公司名稱**	**於該公司職位**
張立憲	中信香港 Honpville Corporation	董事 董事
莫偉龍	Heedon Corporation Honpville Corporation	董事 董事
李士林	中國中信集團公司	董事
劉基輔	中信香港	董事
周志賢	中信香港	董事
德馬雷	加拿大鮑爾公司	主席兼聯席行政總裁
常振明	中國中信集團公司	董事

3. 重大不利變動

除本通函披露者外，就董事所知，本集團自二零零七年十二月三十一日(即本公司最近期已刊發經審核賬目的結算日)以來的財務或交易狀況概無出現任何重大不利變動。

(iv) 於相聯法團的購股權：

中信資本控股有限公司的購股權

董事姓名	授出日期	每股行使價 (港幣)	行使期	於最後實際可行日期尚未行使之購股權數目	佔已發行股本百分比 (%)
李松興	02.03.2005	66.54	02.03.2007–01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008–03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009–10.12.2012	10,000	
				35,000	0.125
張立憲	02.03.2005	66.54	02.03.2007–01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008–03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009–10.12.2012	10,000	
				35,000	0.125
莫偉龍	02.03.2005	66.54	02.03.2007–01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008–03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009–10.12.2012	10,000	
				35,000	0.125
常振明	11.12.2007	80.03	11.12.2009–10.12.2012	125,000	0.446

董事及行政總裁於本公司主要股東的權益

除下文所披露者外，於最後實際可行日期，並無董事為任何於股份及相關股份中擁有權益或淡倉而根據證券及期貨條例第XV部第2及第3分部規定須向本公司披露的公司的董事或僱員：

董事姓名	擁有須予披露權益或淡倉的公司名稱	於該公司職位
榮智健	中國中信集團公司	董事
	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
	Earnplex Corporation	董事及股東
	Bloomfield Enterprises Corp.	董事及股東
	Rockhampton Investments Limited	董事及股東
范鴻齡	中信香港	董事
榮明杰	Earnplex Corporation	董事

董事姓名	大昌行集團有限公司的普通股股份數目 個人權益 （除非另外指明）	佔已發行股份百分比 (%)
李士林	12,000	0.001
劉基輔	33,600 *（附註1）*	0.002
周志賢	21,000	0.001
陸鍾漢	62,000 *（附註2）*	0.003

附註：

1. 家族權益

2. 20,000股股份乃法團權益及42,000股股份乃一致行動人士權益

董事姓名	授出日期	每股行使價 *港幣*	行使期	購股權項下的相關股份	於最後實際可行日期佔已發行股份百分比 *(%)*
周志賢	01.11.2004	19.90	01.11.2004–31.10.2009	500,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	800,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	800,000	
				2,100,000	0.096
羅銘韜	01.11.2004	19.90	01.11.2004–31.10.2009	334,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	800,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	800,000	
				1,934,000	0.088
王安德	20.06.2006	22.10	20.06.2006–19.06.2011	350,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	800,000	
				1,150,000	0.052
郭文亮	16.10.2007	47.32	16.10.2007–15.10.2012	600,000	0.027
常振明	16.10.2007	47.32	16.10.2007–15.10.2012	500,000	0.023

(iii) 相聯法團股份：

董事姓名	中信1616集團有限公司的普通股股份數目 個人權益（除非另外指明）	佔已發行股本百分比 *(%)*
莫偉龍	200,000 *（附註1）*	0.010
周志賢	26,750	0.001

附註：

1. 信託權益

2. 5,640,000股股份乃法團權益及45,000,000股股份乃信託權益

3. 信託權益

4. 1,050,000股股份乃個人權益；500,000股股份之法團權益及500,000股股份之家族權益彼此重疊

5. 10,000,000股股份乃法團權益及145,000股股份乃家族權益

(ii) 本公司的購股權：

董事姓名	授出日期	每股行使價 *港幣*	行使期	購股權項下的相關股份	於最後實際可行日期佔已發行股份百分比 *(%)*
榮智健	16.10.2007	47.32	16.10.2007–15.10.2012	2,000,000	0.091
李松興	01.11.2004	19.90	01.11.2004–31.10.2009	1,000,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	1,200,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	1,200,000	
				3,400,000	0.155
榮明杰	01.11.2004	19.90	01.11.2004–31.10.2009	500,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	600,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	800,000	
				1,900,000	0.087
張立憲	01.11.2004	19.90	01.11.2004–31.10.2009	350,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	800,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	800,000	
				1,950,000	0.089
莫偉龍	01.11.2004	19.90	01.11.2004–31.10.2009	1,000,000	
	20.06.2006	22.10	20.06.2006–19.06.2011	700,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	600,000	
				2,300,000	0.105
李士林	16.10.2007	47.32	16.10.2007–15.10.2012	500,000	0.023
劉基輔	20.06.2006	22.10	20.06.2006–19.06.2011	700,000	
	16.10.2007	47.32	16.10.2007–15.10.2012	700,000	
				1,400,000	0.064

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，致使當中所載任何內容產生誤導。

2. 權益披露

董事及行政總裁的證券權益

除下文所披露者外，於最後實際可行日期，各董事及本公司行政總裁概無於本公司或其相聯法團(定義見證券及期貨條例)的股份、相關股份或債券中擁有根據證券及期貨條例第352條必須列入該條所指登記冊內，或必須根據證券及期貨條例第XV部第7及第8分部(包括根據證券及期貨條例有關條文被當作或被視作擁有的權益及淡倉)或上市規則所載上市公司董事進行證券交易的標準守則向本公司及聯交所申報的任何權益或淡倉：

(i) *本公司股份：*

董事姓名	股份數目 個人權益 (除非另有列明)	佔已發行 股本百分比 *(%)*
榮智健	417,418,000 *(附註1)*	19.033
范鴻齡	50,640,000 *(附註2)*	2.309
李松興	1,000,000	0.046
榮明杰	300,000	0.014
張立憲	480,000	0.022
莫偉龍	4,200,000 *(附註3)*	0.192
李士林	300,000	0.014
劉基輔	840,000	0.038
周志賢	536,000	0.024
王安德	400,000	0.018
陸鍾漢	1,550,000 *(附註4)*	0.071
德馬雷	10,145,000 *(附註5)*	0.463
彼得•克萊特*(德馬雷的替任董事)*	34,100	0.002

附註：

1. 法團權益

為該收購(包括財務資助)將有助推動大昌行集團中國汽車業務整體的未來發展，對　貴集團亦會帶來好處。因此，吾等認為該收購(包括財務資助)乃於大昌行集團及　貴公司一般及日常業務過程中進行，買賣協議的條款公平合理，符合　貴公司及股東的整體利益。

推薦建議

按照上述主要因素及理由，吾等認為，該收購(包括財務資助)乃按正常商業條款，於　貴公司一般及日常業務過程中進行，買賣協議的條款公平合理，並符合　貴公司及股東的整體利益。

此致

中信泰富有限公司
獨立董事委員會及列位獨立股東　台照

代表
德國商業銀行香港分行

企業融資部主管 — 亞太區	*企業融資部 — 亞太區*
陳嘉忠	**林崇謙**

謹啓

二零零八年九月十六日

大昌行集團具備充裕的財務資源支付代價及財務資助，稍微增高　貴集團資本負債比率仍處於可接受的水平，而該收購不會對大昌行集團及　貴集團資金流狀況構成重大影響。

(iii) 資產淨值

根據中期業績所載資料所示，截至二零零八年六月三十日股東應佔未經審核綜合資產淨值約為港幣60,402,000,000元。完成後，大昌行(連帶　貴公司)的現金及銀行結餘將減少代價金額約港幣143,700,000元。代價超出　貴集團應佔目標集團資產淨值的差額，將以商譽及無形資產入賬。因此，預期該收購於緊隨完成後不會對　貴集團資產淨值構成任何重大影響。

分析與結論

大昌行集團(　貴公司非全資附屬公司)為汽車代理權的綜合企業，擁有來自美國、歐洲、日本及韓國世界知名品牌的強大品牌組合，佔二零零七年香港新汽車市場的份額約為28.0%。過去數年，大昌行集團充分發揮其香港業務卓越往績所締造的優勢，目前已成為20個汽車品牌的分銷商或代理商，於中國13個主要城市經營35家4S特約店。鑒於中國於二零零八年成為全球第二大汽車市場，正式超越德國及日本，銷量估計超越1,000萬輛(如大昌行年報所載的資料所示)，再加上中國經濟持續增長，　貴公司管理層預期，大昌行集團中國汽車業務將繼續成為其未來業務發展的主要增長動力。鑒於該收購為大昌行集團提供良機，鞏固其於廣州及佛山的市場地位，進一步豐富其多元品牌的組合，因而為大昌行集團的中國汽車業務帶來裨益。吾等認為，該收購對大昌行集團的中國汽車業務的正面影響，亦同時為　貴公司的業務組合提供好處。

吾等得悉，該收購(主要來自根據買賣協議應付現金代價及財務資助)對　貴集團的現金狀況及資本負債比率構成輕微的不利影響，但考慮到一汽豐田4S公司及雷克薩斯4S公司日後於汽車銷售及提供汽車相關服務所帶來的盈利(即現金流入)(基於該兩家公司的成功往績)；及(i)麥先生於中國汽車代理業務的地位及豐富經驗以及其將來為大昌行集團的中國汽車業務所作出的貢獻；(ii)駿佳投資及麥先生所作多項保證及承諾，其中包括向大昌行集團作出的溢利保證及相關賠償機制；及(iii)大昌行集團及駿佳投資日後主要為二零一零年十二月三十一日前在中國設立或收購額外兩項「一汽豐田」品牌的代理權而作出的任何資本出資，將按雙方於各目標公司的持股比例進行，吾等認

或收購額外兩項「一汽豐田」品牌的代理權)。預期愉星企業將額外出資的金額不超逾港幣100,000,000元。

5. **該收購的財務影響**

(i) 盈利

完成以及實行合約安排後，一汽豐田4S公司及雷克薩斯4S公司將成為大昌行(連帶 貴公司)的間接非全資附屬公司。因此，大昌行的財務業績連同一汽豐田4S集團及雷克薩斯4S集團的財務業績，將於完成後併入 貴公司綜合財務報表之內。預期一汽豐田4S公司及雷克薩斯4S公司日後會向 貴集團作出溢利貢獻，提升 貴公司的溢利。

(ii) 資本負債及營運資金

按照中期業績所載資料所示， 貴集團淨負債約港幣31,211,000,000元(即 貴公司銀行借貸合共約港幣41,906,000,000元減現金及銀行結餘約港幣10,695,000,000元)，而總資本則約為港幣91,613,000,000元(即股東應佔權益約港幣60,402,000,000元與淨負債約港幣31,211,000,000元之總和)。因此， 貴集團於二零零八年六月三十日的資本負債比率(以 貴公司淨負債除以總資本的百分比列示)約為34.1%。鑒於全數代價將利用大昌行內部資源以現金撥付， 貴公司的現金水平將因此減少約港幣143,700,000元(即代價金額)，而 貴集團資本負債比率僅微升約0.1%至約34.2%。倘計入財務資助， 貴集團資本負債比率預期將進一步提高。

據大昌行中期業績所示，大昌行集團於二零零八年六月三十日的現金及銀行結餘約港幣1,674,000,000元，而代價佔其總現金及銀行結餘約8.6%。此外，大昌行集團於二零零八年六月三十日未提取備用貸款融資額約港幣2,088,000,000元(包括獲承諾的定期貸款及循環貸款融資約港幣600,000,000元及非承諾的短期貸款額度約港幣1,488,000,000元)。經考慮(i)大昌行集團具備充足的現金及銀行結餘連同龐大的未提取銀行融資額；(ii)大昌行集團向一汽豐田4S公司及雷克薩斯4S公司提供財務資助，乃在該兩家公司的發展過程中分階段進行；及(iii)一汽豐田4S公司及雷克薩斯4S公司預期將繼續帶來溢利(及現金流入)，吾等認同 貴公司管理層的意見，

鑒於中國並無主要從事汽車代理、汽車零件配件經銷及提供其他汽車相關服務的上市公司，吾等判別出三家大致可與一汽豐田4S公司及雷克薩斯4S公司比較的公司(「可資比較公司」)，以評估代價。

可資比較公司名稱	股份代碼	上市地	貨幣 (附註2)	於最後實際可行日期的市值／代價 (百萬元)*	截至二零零七年財政年度股東應佔溢利 (百萬元)**	市盈率
A.P. Eagers Limited	APE AU	澳洲	澳元	305.9	28.6	10.7
和泰汽車股份有限公司	2207 TT	台灣	新台幣	42,875.1	3,404.7	12.6
AutoNation, Inc.	AN US	美國	美元	2,312.5	278.7	8.3
目標集團			**港幣**	**143.7**	**16.2** (附註1)	**8.9**

* *取材自彭博*

** *取材自各份二零零七年財政年度年報*

附註1： 大昌行應佔溢利乃按愉星企業應佔廣州廣保、佛山駿安及廣州駿佳各自於二零零七年財政年度經審核除稅後溢利(或虧損)的實益權益計算，包括(i)廣州廣保除稅後溢利約港幣4,200,000元的50%；(ii)廣州駿佳除稅後溢利約港幣51,700,000元的27.5%；及(iii)佛山駿安之虧損約港幣300,000元的50%。

附註2： 澳元、新台幣及美元分別指澳洲元、新台灣幣及美國元。

據上文所示，按代價計算該收購的市盈率與可資比較公司的市盈率相若。

考慮到該收購按代價計算的市盈率與可資比較公司的市盈率相若，以及保證溢利，吾等認為，代價公平合理並符合大昌行及 貴公司以及彼等各自股東的整體利益。

4. 財務資助

完成後，給予目標公司的現有保證將由愉星企業及駿佳投資共同作出的替代保證取代，金額將不會超逾港幣80,000,000元。此外，駿佳投資及愉星企業各自須按於目標公司當時權益的比例，以股本或股東貸款方式，出資作營運資金之用(包括於中國設立

廣保及廣州駿佳於完成後將分別成為大昌行間接附屬公司。另外，大昌行已對從事汽車代理業務的若干中國公司實行類似的合約安排(詳情載於大昌行年報)。自一九七九年開始，中國政府一直發展其法律制度，承諾頒佈一系列多元化的法律，其中大部分並無先例可循或屬試驗性質，故此仍有待修改或改良。可以理解的是，上述改良或重新調整過程中所導致的法律法規(或詮釋)變動，會否對合約安排構成有利抑或是不利的影響，將無法確定。然而，大昌行中國法律顧問已確認，合約安排並無違反任何中國現行法律、規則及規例，而吾等認為合約安排具有充分的理據，證明會為大昌行帶來經濟權益(誠如上文所載的分析)。

經考慮上述各項因素，吾等認為買賣協議的條款公平合理，並符合大昌行集團及 貴公司以及彼等各自股東的整體利益。

3. 代價

代價約港幣143,700,000元乃經大昌行集團與駿佳投資公平磋商後協定，其中約港幣102,700,000元乃基於：(i)廣州廣保及廣州駿佳的財務往績；及(ii)約港幣63,800,000元的保證資產淨值；而餘下港幣41,000,000元則基於：(iii)剛成立擁有「一汽豐田」品牌代理權的佛山駿安的開辦費用及未來前景；(iv)駿佳投資及麥先生承諾於中國設立或收購額外兩項「一汽豐田」品牌的代理權；及(v)一汽豐田4S集團及雷克薩斯4S集團的商譽及未來前景(特別考慮到一汽豐田4S集團及雷克薩斯4S集團日後可能之擴展及收購其他代理權)。

公司或雷克薩斯4S公司的股東，駿佳投資及麥先生進行有關投資前將先知會大昌行集團。此外，愉星企業亦擁有優先購買權，可優先收購麥先生或駿佳投資出售其於中國擁有及經營的其他現有業務。收購價將相等或低於在愉星企業拒絕收購該等業務的情況下，駿佳投資或麥先生向任何潛在買方提出的價格。

(iv) 麥先生及駿佳投資作出的不競爭承諾

駿佳投資及麥先生已向愉星企業承諾，而愉星企業及大昌行亦向駿佳投資承諾，由駿佳投資及愉星企業(視乎情況而定)不再為相關目標公司的股東日期起計三年內，彼等不會(其中包括)於廣州及佛山經營提供「一汽豐田」品牌及於廣州經營提供「雷克薩斯」品牌的汽車銷售服務、零部件、維修服務及進行顧客信息反饋的業務或於該等業務中擁有權益，亦不會經營一汽豐田4S集團及雷克薩斯4S集團可能不時經營的任何其他業務或於該等業務中擁有權益。

(v) 額外取得兩項「一汽豐田」品牌的代理權

駿佳投資及麥先生已向愉星企業承諾，彼等將促使廣州廣保額外設立或收購兩項代理權，於二零一零年十二月前向製造商或供應商提供「一汽豐田」品牌的汽車銷售服務、零部件、維修服務及進行顧客信息反饋。

(vi) 合約安排

完成後，合約安排協議項下連串合約安排(詳情載於通函「董事會函件」一節)會於廣州廣保及佛山駿安(可能透過合約安排持有)實行，故此一汽豐田4S集團將有權(i)享有廣州廣保及佛山駿安全部經濟權益；(ii)可對廣州廣保及佛山駿安的營運行使管理控制權以及防止資產及價值轉讓予廣州廣保及佛山駿安的登記擁有人；及(iii)在中國法律允許的情況下，按相關中國法律及法規允許的最低轉讓價，收購廣州廣保及佛山駿安的股本權益。此等合約安排亦同時應用於雷克薩斯4S集團，以達致對廣州駿佳的同樣目的，雷克薩斯4S集團可享有麥先生所持廣州駿佳的所有經濟權益(即廣州駿佳55%的權益)。

據通函「董事會函件」一節披露的資料所示，根據大昌行中國法律顧問出具的意見，合約安排協議並無違反任何中國現行法律、規則及規例。然而，無法保證相關政府機關不會質疑合約安排的有效性，亦無法保證中國政府機關日後不會頒布任何法律或法規，致使合約安排無效。此外，大昌行滙報會計師亦確認，廣州

為進一步保障大昌行集團源自目標集團未來營運的經濟權益，買賣協議已額外列明下列條文，內容有關一汽豐田4S公司及雷克薩斯4S公司的企業架構及盈利能力：

(i) 溢利保證及相關賠償機制

根據買賣協議，駿佳投資及麥先生已保證，自二零零八年八月一日至二零零八年十二月三十一日期間以及截至二零一零年十二月三十一日止兩個年度各年，(i)廣州廣保100%的經審核除税後溢利（不包括佛山駿安及其任何附屬公司以及投資項目）；及(ii)廣州駿佳55%的經審核除税後溢利（不包括其任何附屬公司及投資項目）之總和，分別不少於人民幣12,900,000元（相等約港幣14,700,000元）、人民幣31,000,000元（相等約港幣35,300,000元）及人民幣31,000,000元（相等約港幣35,300,000元）（統稱「保證溢利」）。保證溢利將經由獨立執業會計師根據中國公認會計準則審核，而保證溢利將扣除任何非經常性或特殊項目及重估收益。倘若廣州廣保及廣州駿佳於上述期間的實際除税後溢利總額少於保證溢利，駿佳投資及麥先生須向愉星企業以現金彌償不足差額的50%。

麥先生將自二零零八年八月一日至二零一零年十二月三十一日期間，留任一汽豐田4S集團及雷克薩斯4S集團的管理及經營負責人。

(ii) 保證資產淨值及相關賠償機制

駿佳投資及麥先生分別向大昌行承諾，廣州廣保100%資產淨值與廣州駿佳55%資產淨值（不包括彼等各自的任何附屬公司及投資項目）於完成時之總和，將不少於約港幣63,800,000元（「保證資產淨值」）。倘若大昌行集團應佔廣州廣保及廣州駿佳（不包括彼等各自的任何附屬公司及投資項目）實際資產淨值少於保證資產淨值，駿佳投資及麥先生承諾彌償不足差額的50%。

(iii) 優先購買權

根據買賣協議，只要愉星企業仍為一汽豐田4S公司或雷克薩斯4S公司的股東，一汽豐田4S公司及雷克薩斯4S公司其中一方擁有優先權，若麥先生及其聯屬公司所獲的任何新投資機遇，其業務涉及向「雷克薩斯」及「一汽豐田」品牌於中國的製造商或供應商提供汽車銷售服務、零部件、維修服務及進行顧客信息反饋，則一汽豐田4S公司及雷克薩斯4S公司可按成本參與投資。倘一汽豐田4S公司或雷克薩斯4S公司於中國遇有投資任何其他品牌的機會時，只要愉星企業仍為一汽豐田4S

經考慮(i)目標集團理想的往績及表現；(ii)大昌行集團於中國汽車業務比重日益增長；(iii)大昌行集團擬通過合組策略聯盟及開拓併購商機而擴大中國業務規模的發展計劃；及(iv)廣州市的蓬勃經濟發展及廣東省對汽車的需求持續增長，吾等認為，該收購不僅為大昌行集團提供機會，可收購目標集團(包括廣州廣保、廣州駿佳及剛取得代理權的佛山駿安)，並能於二零一零年十二月前於中國額外取得兩項「一汽豐田」品牌的代理權(詳情如下)，亦同時將鞏固大昌行集團的廣州及佛山汽車銷售業務之市場地位。因此，吾等認為該收購在大昌行集團及 貴集團日常及一般業務過程中進行。

2. 買賣協議的主要條款

完成仍須待若干先決條件達成後方告落實，條件包括：

(i) 駿佳投資就該收購取得監管機關批准及第三方同意(包括但不限於相關汽車製造商的同意)；

(ii) 目標集團完成重組(其中包括訂立合約安排協議，確保大昌行集團將分別享有一汽豐田4S公司及雷克薩斯4S公司50%的經濟權益)；

(iii) 大昌行集團信納愉星企業對目標集團進行的財務盡職審查；

(iv) 目標集團的財務或其他狀況或情況，或其各自的盈利、業務、資產或前景於完成前概無重大不利變動或發展(包括潛在變動或發展)；及

(v) 於買賣協議日期及緊接完成前作出的保證於各重大方面仍然真實、準確且並無誤導成分。

據 貴公司管理層所告知，完成將於二零零八年九月或前後落實。

為於佛山從事提供上述有關「一汽豐田」品牌的汽車相關服務的新成立的中國公司，並已於二零零七年十二月開業。麥先生負責經營及管理一汽豐田4S公司及雷克薩斯4S公司。

誠如通函「董事會函件」一節所披露，以二零零七年中國銷售額計算，廣州廣保獲選為「一汽豐田」品牌十大代理商，而廣州駿佳則獲選為二零零七年中國首三名優秀代理商。該兩家公司於二零零七年財政年度的財務業績均錄得大幅增長，業績概要如下：

	廣州廣保	**佛山駿安**	**廣州駿佳**
	(港幣千元)	*(港幣千元)*	*(港幣千元)*
除税後溢利／(虧損)			
— 二零零六年財政年度	600	—*	19,000
— 二零零七年財政年度	4,200	(300)*	51,700
%增幅	*600.0%*	*不適用**	*172.1%*
於二零零八年七月三十一日資產淨值	36,500	7,400	89,400

* *佛山駿安僅於二零零七年十二月開業*

(iii) 中國廣州的汽車行業

廣州市為中國主要經濟城市之一。根據中國廣州市人民政府的資料，於二零零六年，廣州市的區內生產總值約達人民幣6,068億元(相等約港幣6,918億元)，較二零零四年增加約47.4%(或複合年增長率約21.4%)。廣州城市家庭的全年人均消費性支出亦由二零零四年人民幣13,121元(相等約港幣14,958元)增至二零零六年人民幣15,445元(相等約港幣17,607元)，增幅約17.7%(或複合年增長率8.5%)。此外，根據中國國家統計局的資料，廣州省私有汽車數目由二零零四年約2百萬輛增加至二零零六年約3百萬輛，相當於增加約50.0%(或複合年增長率約22.5%)

田、廣州豐田、海馬汽車、五十鈴、起亞、梅賽德斯—奔馳、日產、慶鈴、雷諾及上海通用—別克，並於中國13個主要城市經營35家4S特約店，包括廣州、昆明及上海。大昌行集團汽車業務一直為其財務表現的主要來源，相關收入分別佔大昌行集團二零零六年財政年度、二零零七年財政年度及二零零八年上半年總收入約59.4%、63.4%及67.1%。近年，大昌行集團中國汽車業務的收入大幅增長，二零零七年財政年度較二零零六年財政年度上升約43.0%，佔大昌行集團二零零七年財政年度總收入約33.5%，而二零零六年財政年度則約佔29.1%。

二零零六年財政年度、二零零七年財政年度、二零零七年上半年及二零零八上半年，大昌行的財務業績概述如下：

	二零零六年財政年度		二零零七年財政年度		二零零七年上半年		二零零八年上半年	
	港幣百萬元	*%*	*港幣百萬元*	*%*	*港幣百萬元*	*%*	*港幣百萬元*	*%*
營業額：								
— 汽車及汽車相關	7,684	*59.4*	10,175	*63.4*	4,313	*61.7*	6,387	*67.1*
— 食品及消費品	5,047	*39.1*	5,626	*35.1*	2,567	*36.7*	3,001	*31.5*
— 物流	144	*1.1*	176	*1.1*	85	*1.2*	92	*1.0*
— 其他	51	*0.4*	73	*0.4*	24	*0.4*	39	*0.4*
合計	12,926	*100.0*	16,050	*100.0*	6,989	*100.0*	9,519	*100.0*
分部溢利								
— 汽車及汽車相關	298	*60.7*	483	*68.7*	202	*65.2*	359	*73.6*
— 食品及消費品	101	*20.6*	149	*21.2*	63	*20.3*	88	*18.0*
— 物流	11	*2.2*	17	*2.4*	10	*3.2*	8	*1.6*
— 其他	81	*16.5*	54	*7.7*	35	*11.3*	33	*6.8*
合計	491	*100.0*	703	*100.0*	310	*100.0*	488	*100.0*

資料來源：　大昌行年報及大昌行中期業績

(ii)　目標公司的背景

一汽豐田4S公司及雷克薩斯4S公司各為投資控股公司，分別透過合約安排擁有廣州廣保及廣州駿佳的100%及55%權益。廣州廣保及廣州駿佳分別為一汽豐田4S公司及雷克薩斯4S公司的各自正在營運的附屬公司，並分別於廣州及佛山經營提供「一汽豐田」品牌及於廣州經營提供「雷克薩斯」品牌的汽車銷售服務、零部件、維修服務及進行顧客信息反饋的業務。廣州廣保亦擁有佛山駿安100%權益（其中最多6.66%的權益將透過其全資附屬公司持有，或透過合約安排入賬），佛山駿安

事實或陳述，以致其中所載任何內容(包括本函件)有所誤導。吾等亦假設 貴公司向吾等提供及負全責之通函當中作出或提述之所有資料、聲明及陳述，於作出時及直至通函寄發日期於所有重大方面仍真實、完整及準確。

吾等認為，吾等(i)向 貴公司獲取一切所需資料時，已採取上市規則第13.80條規定的合理程序；及(ii)已審閱足夠資料，以就該收購(包括財務資助)達致知情見解及為吾等的推薦建議提供合理基礎。吾等並無理由懷疑有任何重大事實遭遺漏或隱瞞，吾等亦不知悉有任何事實或情況會導致吾等所獲提供的資料及陳述失實、不確或誤導。然而，吾等並無對 貴公司提供的資料進行任何獨立核證；亦無對 貴公司、大昌行及其各自聯繫人的業務及狀況作出獨立深入調查。

主要考慮因素及理由

吾等於達致並向獨立董事委員會及獨立股東提出有關該收購(包括財務資助)的獨立財務意見時，吾等已考慮以下主要因素：

1. 進行該收購的理由及裨益

(i) 貴集團的背景

貴集團是一間業務綜合企業，從事多元化業務，包括特鋼製造、鐵礦石開採、物業發展及投資、基礎建設(如發電、航空及隧道)。 貴公司為兩家香港上市公司的控股公司，即中信1616集團有限公司及大昌行。

大昌行集團是一間業務多元化的綜合企業，通過大昌行集團的綜合分銷平台，以及在中國、香港及澳門的良好經營基礎及網絡，主營三大業務，即(i)汽車銷售、汽車相關業務及服務；(ii)食品及消費品銷售；及(iii)提供物流服務。大昌行集團於經營汽車行業方面擁有逾40年的悠久歷史並成功建立「*大昌行*」品牌，而大昌行集團汽車貿易及分銷及提供的優質服務，深得市場認同。於最後實際可行日期，大昌行集團於香港及澳門擁有10個汽車品牌的分銷權(包括Acura、奧迪、賓利、本田、五十鈴、猛獅、日產、Opel、Saab及UD大貨力)。大昌行集團亦為20個汽車品牌的正式分銷商或代理商，品牌包括賓利、布加迪、北京現代、東風本田、東風日產、東風標致、東風悅達起亞、一汽－大眾奧迪、一汽馬自達、一汽豐田、廣州本

鑒於麥先生及駿佳投資分別為大昌行若干附屬公司的董事及主要股東，而大昌行為　貴公司的非全資附屬公司，故麥先生及駿佳投資均為　貴公司的關連人士(定義見上市規則)。因此，該收購(包括財務資助)構成　貴公司關連交易。由於該收購(包括財務資助)的相關百分比率(定義見上市規則)高於5%但少於25%，故該收購(包括財務資助)亦構成　貴公司的須予披露及不獲豁免關連交易，須遵守上市規則的申報、公告及獲獨立股東批准的規定。

誠如通函所披露的資料所示，並無任何股東須就批准該收購(包括財務資助)的相關決議案放棄投票。鑒於　貴公司於最後實際可行日期已取得股東(包括中信(香港集團)有限公司全資附屬公司與董事會主席及董事總經理)批准該收購(包括財務資助)的批准書，該等股東合共持有1,110,746,285股股份，佔　貴公司已發行股本約50.62%，故　貴公司已向聯交所申請，而聯交所亦已批出豁免權，豁免　貴公司嚴格遵守上市規則第14A.43條舉行股東大會的規定。

貴公司成立由全體獨立非執行董事何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生組成的獨立董事委員會，目的是就有關該收購(包括財務資助)是否公平合理向獨立股東提供意見。吾等(即德國商業銀行香港分行)已獲委任為獨立財務顧問，以就該收購(包括財務資助)及買賣協議的條款有關(i)該收購(包括財務資助)是否在　貴公司一般和日常業務過程中按正常商業條款進行；及(ii)買賣協議的條款是否公平合理和是否符合　貴公司及股東的整體利益，向獨立董事委員會及獨立股東提供意見。

於達致吾等的推薦建議時，吾等依賴　貴公司及大昌行向吾等提供的資料及事實。吾等審閱(其中包括)(i)通函；(ii)買賣協議；(iii)大昌行提供的目標集團的有關財務資料；(iv)大昌行涵蓋截至二零零七年十二月三十一日止兩個年度(「二零零六年財政年度」及「二零零七年財政年度」)的年度報告(「大昌行年報」)及截至二零零七年及二零零八年六月三十日止六個月(「二零零七年上半年」及「二零零八年上半年」)的中期業績公布(「大昌行中期業績」)；及(v)　貴公司涵蓋二零零六年財政年度及二零零七年財政年度的年度報告(「年報」)及二零零七年上半年及二零零八年上半年的中期業績公布(「中期業績」)。吾等假設通函所載或提述之所有資料、意見及陳述於所有重大方面均屬真實、完整及準確，並已依賴此等資料、意見及陳述。吾等亦依賴董事及　貴公司管理層有關其經一切合理查詢及審慎考慮後作出的陳述，據其所深悉、深知及確信，通函並無遺漏其他

COMMERZBANK

德國商業銀行香港分行
香港
中環遮打道3A號
香港會所大廈21樓

敬啟者：

須予披露及關連交易
收購一汽豐田4S公司49%權益及
雷克薩斯4S公司50%權益及
相關股東貸款

緒言

茲提述吾等獲委任為獨立財務顧問，就有關該收購(包括財務資助)的條款向獨立董事委員會及獨立股東提供意見，其中有關詳情載於二零零八年九月十六日刊發的通函(「通函」)內，而本函件為通函其中部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

於二零零八年八月二十六日，　貴公司的一家非全資附屬公司大昌行透過其全資附屬公司愉星企業(作為買方)與駿佳投資(作為賣方)及麥先生(作為擔保人)訂立買賣協議。根據買賣協議，愉星企業(或其代名人)將(i)收購一汽豐田4S公司已發行股本的49%；(ii)收購雷克薩斯4S公司已發行股本的50%；及(iii)受讓一汽豐田4S公司及雷克薩斯4S公司於完成時尚欠駿佳投資及麥先生(及／或彼等各自的聯繫人)的股東貸款，總代價為港幣143,716,000元(「代價」)。此外，經過協商後，愉星企業及駿佳投資將於完成後，共同(i)向一汽豐田4S公司及雷克薩斯4S公司提供總額不超逾港幣80,000,000元的替代擔保，以取代給予一汽豐田4S公司及雷克薩斯4S公司的現有擔保；及(ii)按彼等當時各自擁有一汽豐田4S公司及雷克薩斯4S公司權益的比例，以股本或股東貸款方式，額外向一汽豐田4S公司及雷克薩斯4S公司出資。預期大昌行集團額外出資的金額不超過港幣100,000,000元。此外，完成後，愉星企業將根據合約安排分別享有一汽豐田4S公司及雷克薩斯4S公司50%的經濟權益。

東之整體利益。因此，吾等推薦建議獨立股東支持該收購及財務資助，且如舉行股東大會，則投票贊成該收購及財務資助。

此致

列位獨立股東 台照

中信泰富有限公司
獨立董事委員會
何厚浠
韓武敦
陸鍾漢
何厚鏘
獨立非執行董事
謹啓

二零零八年九月十六日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：00267)

敬啟者：

須予披露及關連交易
收購一汽豐田4S公司49%權益及
雷克薩斯4S公司50%權益
及相關股東貸款

吾等謹此提述日期為二零零八年九月十六日之通函(「通函」)所載的董事會函件，而本函件為通函之一部分。除文義另有所指外，通函所界定之詞彙與本函件所用者具有相同涵義。

吾等獲委任組成獨立董事委員會，以考慮該收購及財務資助，並就該收購及財務資助是否公平合理向獨立股東提供意見，以及就獨立股東應否批准該收購及財務資助提出推薦建議。獨立財務顧問已獲委聘就該收購及財務資助之條款，向獨立董事委員會及獨立股東提供意見。

推薦建議

務請 閣下垂注董事會函件及載於通函由獨立財務顧問向獨立董事委員會及獨立股東發出的函件，當中載有其就有關該收購及財務資助向吾等出具之意見。

經參考獨立財務顧問於其意見函件所考慮之主要因素與理由以及其意見後，吾等認為，該收購及財務資助的條款就獨立股東利益而言乃公平合理，並符合本公司及股

III. 推薦意見

務請　閣下垂注載於本通函第23至第24頁的獨立董事委員會函件，當中載有其就該收購及財務資助向獨立股東提供的推薦意見。

另請　閣下垂注本通函所載的獨立財務顧問函件，當中載有獨立財務顧問就該收購及財務資助向獨立董事委員會及獨立股東提供之意見以及其所考慮之主要因素及理由。

得悉及考慮「**進行該收購及財務資助的理由及裨益**」一節所載理由後，董事(包括獨立非執行董事，其經考慮獨立財務顧問意見後所發表的意見載於本通函)認為，該收購及財務資助乃於一般和日常業務過程中按正常商業條款進行，屬公平合理，並符合股東的整體利益。因此，董事(包括獨立非執行董事)推薦建議獨立股東支持該收購及財務資助；倘舉行股東大會，則投票贊成該收購及財務資助。

IV. 其他資料

謹請　閣下垂注本通函附錄載列之一般資料。

此致

列位股東　台照

承董事會命
中信泰富有限公司
榮智健
主席
謹啓

二零零八年九月十六日

獨立股東批准

根據上市規則第14A.43條，如關連交易須經獨立股東批准，在符合若干條件下，聯交所或會接納召開股東大會的規定可以獨立股東書面決議案之批准方式來代替。有關條件為(a)如上市發行人須召開股東大會以通過有關關連交易，該公司並無任何股東須放棄表決權利；及(b)有關的獨立股東批准，是經由持有或合共持有本公司的證券面值逾50%以上，並有權出席為通過有關關連交易而召開之股東大會並於會上表決的一名股東或一批有密切聯繫的股東以書面方式予以批准。

於二零零八年九月三日，以下人士為有密切聯繫的股東，合共實益持有1,110,746,285股股份，佔本公司已發行股本約50.62%：

實益股東名稱	實益持有的股數	於二零零八年九月三日佔本公司已發行股本總額的百分比
中信(香港集團)有限公司(透過其全資附屬公司持有)	643,611,285	29.33%
於股份持有權益的本公司主席及董事總經理	467,135,000	21.29%
合計	1,110,746,285	50.62%

駿佳投資及麥先生分別確認並無擁有本公司股份的任何權益，使其有權出席本公司的股東大會並於會上投票。

據董事所知，由於概無股東須就該收購及財務資助放棄投票；因此本公司已根據上市規則第14A.43條就批准該收購及財務資助取得以上股東的書面批准，以代替在股東大會上獲得本公司獨立股東批准。

本公司已向聯交所提出申請，而聯交所已向本公司授出豁免權，豁免嚴格遵守舉行股東大會以批准該收購及財務資助的規定，理由是獨立股東已根據上市規則第14A.43條發出書面批准。

的意見載於本通函)認為，該收購及財務資助乃於一般及日常業務過程中按正常商業條款進行，且屬公平合理，並符合股東的整體利益。

該收購及財務資助對本公司盈利及資產與負債的影響

此收購不會對本公司構成重大財務影響。

一般資料

本集團從事多元化業務，包括特鋼製造、鐵礦石開採、物業發展及投資、基礎建設(如發電、航空、隧道及信息業)以及銷售及分銷。

大昌行集團是一間多元化業務的綜合企業，在一個綜合的分銷平台上經營汽車銷售、汽車相關業務及服務、食品及消費品銷售及物流服務，在中國、香港及澳門擁有良好的業務基礎及網絡。

麥先生於一九九二年創立駿佳投資，為其所經營的其中一家公司，駿佳投資從事汽車業務，包括在中國提供汽車銷售服務、零部件、維修服務及進行顧客信息反饋。

上市規則的影響

於最後實際可行日期，本公司九家全資附屬公司(為一批有密切聯繫的大昌行股東)合共實益持有1,018,800,000股股份，佔大昌行已發行股本約56.67%。

駿佳投資為大昌行多家附屬公司的主要股東，而麥先生為該等附屬公司的董事，故駿佳投資及麥先生為本公司的關連人士。因此，根據上市規則，該收購及財務資助亦構成本公司關連交易。對本公司而言，由於該收購及財務資助按照上市規則計算的相關百分比率高於5%但少於25%，故該收購及財務資助亦構成本公司的須予披露交易，須遵守上市規則第14A章的申報、公告及獲獨立股東批准的規定。

於二零零八年七月三十一日，駿佳投資及麥先生於廣州廣保、佛山駿安及廣州駿佳的投資額約為港幣87,000,000元，其中包括(i)廣州廣保、佛山駿安及廣州駿佳的註冊資本總額；及(ii)截至二零零八年七月三十一日向該等公司提供的股東貸款。

進行該收購及財務資助的理由及裨益

大昌行董事認為，由麥先生管理及營運的目標集團，在相關品牌中較競爭對手更具競爭優勢，理由在於目標集團具有超過10年的悠久歷史、財政往績，以及麥先生在中港兩地業界的地位。據大昌行董事所知，以二零零七年中國銷售額計算，目標集團內的廣州廣保為「一汽豐田」品牌的十大代理商，而廣州駿佳則獲選為「雷克薩斯」品牌二零零七年中國首三名優秀代理商。另於二零零八年四月，大昌行與麥先生組成兩家合營企業，在中國上海及寧波為「雷克薩斯」品牌提供汽車銷售服務、零部件、維修服務及進行顧客信息反饋。

買賣協議項下擬進行的交易，不單令大昌行集團可收購目標集團(包括廣州廣保、廣州駿佳及剛達成代理權的佛山駿安)，亦為大昌行集團提供機會分享將於中國設立或收購的額外兩項「一汽豐田」品牌代理權當中的利益。交易更可鞏固與麥先生的策略夥伴關係，亦為大昌行集團締造良機，加強其多品牌組合，讓大昌行集團進一步發展中國的汽車代理業務。此外，大昌行董事相信，中國對高檔次及豪華產品的需求正持續上升，因此，憑藉著名品牌「一汽豐田」及「雷克薩斯」，買賣協議項下擬進行的交易可令大昌行集團於中國汽車業需求不斷增長的情況下得益。

大昌行董事(包括大昌行獨立非執行董事)認為，該收購及財務資助乃於一般和日常業務過程中按正常商業條款進行，屬公平合理，並符合大昌行股東的整體利益。

得悉並考慮上述各項理由後，董事認為，該收購及財務資助能為本公司附屬公司(即大昌行)帶來裨益，亦同時為本公司帶來益處，且能提升本集團的整體發展及競爭能力。董事(包括獨立非執行董事，其經考慮獨立財務顧問意見後所發表

須由廣州駿佳支付，而金額將由程生或程生指定的任何其他人士獨自釐定並可不時作出調整。

於簽訂該管理或諮詢協議後，本公司及大昌行將適時遵守上市規則的規定。

(vii) 賠償金

倘若麥先生違反廣州駿佳的合約安排協議，麥先生須向程生支付賠償金。賠償金額將為以下較高者：(i)違約時廣州駿佳55%的資產淨值或廣州駿佳註冊資本55%的公平市值(以較高者為準)(此資產淨值及公平市值須由程生委任的估值師(為獨立第三方)釐定)；及(ii)程生實際招致的任何虧損。

大昌行的中國法律顧問已出具法律意見，確認合約安排協議並無違反任何中國現行法律、規則及規例。然而，無法保證相關政府機關不會質疑合約安排的有效性，亦無法保證中國政府機關日後不會頒布任何法律或法規，致使合約安排無效。

有關目標集團的資料

於二零零八年七月三十一日，廣州廣保、佛山駿安及廣州駿佳的未經審核資產淨值分別約為港幣36,500,000元、港幣7,400,000元及港幣89,400,000元。佛山駿安自二零零七年十二月起營業。

截至二零零六年及二零零七年十二月三十一日止財政年度，廣州廣保、佛山駿安及廣州駿佳的經審核溢利(除稅項及非經常性項目前後)概括如下：

	除稅項及非經常性項目前經審核溢利／(虧損)		**除稅項及非經常性項目後經審核溢利／(虧損)**	
	二零零六年	**二零零七年**	**二零零六年**	**二零零七年**
	(港幣百萬元)		*(港幣百萬元)*	
廣州廣保	3.3	9.5	0.6	4.2
佛山駿安*(自二零零七年十二月起營業)*	—	(0.3)	—	(0.3)
廣州駿佳	30.7	75.9	19.0	51.7

(ii) 管理權

倘麥先生參與管理事宜及行使其作為廣州駿佳股東的權利，須徵詢程生的意見並遵循程生的指示，而該等權利包括(但不限於)在股東大會或通過其指定的董事於董事會會議上投票、委任董事以及作出有關廣州駿佳的營運及財務事宜的決定。

(iii) 股息

廣州駿佳向麥先生所分派的所有股息、資本紅利或任何其他資產須於分派後三個工作天內以零代價轉讓予程生或程生指定的任何其他人士。

(iv) 收購選擇權

程生有權按相關中國法律及法規允許的最低轉讓價收購(或提名第三方收購)麥先生於廣州駿佳的全部權益。倘若中國法律或法規規定，有關轉讓的代價須按市值計算，以零代價將上述代價轉讓予程生(或程生指定的任何第三方)，並須於麥先生收取有關款項後三個營業日內進行。行使該選擇權後，本公司及大昌行將適時遵守上市規則的規定。

(v) 抵押選擇權

程生有權要求麥先生向程生或程生指定的任何其他人士，抵押其於廣州駿佳的所有股權，藉此擔保麥先生及廣州駿佳履行其責任，並擔保麥先生、廣州駿佳與程生或程生指定的任何其他人士根據彼等可能訂立的任何其他協議，履行其各自的責任。倘若程生行使該抵押權，麥先生及／或廣州駿佳須無條件提供協助，並與程生或程生指定的任何其他人士訂立相關的股份抵押協議。

(vi) 訂立管理、諮詢協議的選擇權

程生有權要求麥先生指示廣州駿佳，就管理、技術或其他類別的服務與程生或程生指定的任何其他人士訂立任何獨家服務或諮詢協議，而程生或程生指定的任何其他人士則向廣州駿佳提供相關的服務。其中涉及的服務費用

協議，履行其各自的責任。倘若廣州廣保行使該抵押權，該名個別人士或該中國附屬公司(視乎情況而定)及／或佛山駿安須無條件提供協助，並與廣州廣保或廣州廣保指定的任何其他人士訂立相關的股份抵押協議。

(vi) 訂立管理、諮詢協議的選擇權

廣州廣保有權要求該名個別人士或該中國附屬公司(視乎情況而定)指示佛山駿安，就管理、技術或其他類別的服務與廣州廣保或廣州廣保指定的任何其他人士訂立任何獨家服務或諮詢協議，而廣州廣保或廣州廣保指定的任何其他人士則向佛山駿安提供相關的服務。其中涉及的服務費用須由佛山駿安承擔，而金額將由廣州廣保或廣州廣保指定的任何其他人士獨自釐定並可不時作出調整。

於簽訂該管理或諮詢協議後，本公司及大昌行將適時遵守上市規則的規定。

廣州駿佳

麥先生同樣透過合約安排，為雷克薩斯4S集團的利益持有廣州駿佳(雷克薩斯4S公司的主要資產)。有關合約安排為雷克薩斯4S集團法律架構及業務營運的基礎，並經特別設計，以便雷克薩斯4S集團(a)享有麥先生持有的廣州駿佳全部經濟權益，可對廣州駿佳的營運行使管理控制權以及防止資產及價值轉讓予廣州駿佳的登記擁有人(即麥先生)；及(b)在中國法律允許的情況下，按相關中國法律及法規允許的最低轉讓價，收購廣州駿佳的股本權益。按照目前的意向，廣州駿佳亦將轉型為一家中外合資經營企業(預期該轉型需時完成)。轉型後，廣州駿佳的合約安排將轉為廣州駿佳直接控股公司，即程生將直接擁有其直接股權。

麥先生於廣州駿佳55%權益合約安排協議的摘要如下：

(i) 持股人

麥先生將登記為廣州駿佳的法人股東。

佛山駿安合約安排協議的摘要如下：

(i) 持股人

該名個別人士或該中國附屬公司將登記為佛山駿安的法人股東。

(ii) 管理權

倘該名個別人士或該中國附屬公司(視乎情況而定)參與管理事宜及行使其作為佛山駿安股東的權利，須徵詢廣州廣保的意見並遵循廣州廣保的指示，而該等權利包括(但不限於)於股東大會或通過彼等各自指定的董事於董事會會議上投票、委任董事以及作出有關佛山駿安的營運及財務事宜的決定。

(iii) 股息

佛山駿安向該名個別人士或該中國附屬公司(視乎情況而定)所分派的所有股息、資本紅利或任何其他資產須於分派後三個工作天內以零代價轉讓予廣州廣保或廣州廣保指定的任何其他人士。

(iv) 收購選擇權

廣州廣保有權按相關中國法律及法規允許的最低轉讓價收購(或提名第三方收購)該名個別人士或該中國附屬公司(視乎情況而定)於佛山駿安的全部權益。倘若中國法律或法規規定，有關轉讓的代價須按市值計算，以零代價將上述代價轉讓予廣州廣保(或廣州廣保指定的任何第三方)，並須於該名個別人士或該中國附屬公司(視乎情況而定)收取有關款項後三個營業日內進行。行使該選擇權後，本公司及大昌行將適時遵守上市規則的規定。

(v) 抵押選擇權

廣州廣保有權要求該名個別人士或該中國附屬公司(視乎情況而定)向廣州廣保或廣州廣保指定的任何其他人士，抵押彼等各自於佛山駿安的所有股權，藉此擔保該名個別人士或該中國附屬公司(視乎情況而定)及佛山駿安履行其責任，並擔保該名個別人士或該中國附屬公司(視乎情況而定)、佛山駿安與廣州廣保或廣州廣保指定的任何其他人士根據彼等可能訂立的任何其他

乎情況而定)、廣州廣保與佳駿或佳駿指定的任何其他人士根據彼等可能訂立的任何其他協議，履行其各自的責任。倘若佳駿行使該抵押權，麥先生或大昌行附屬公司(視乎情況而定)及／或廣州廣保須無條件提供協助，並與佳駿或佳駿指定的任何其他人士訂立相關的股份抵押協議。

(vi) 訂立管理、諮詢協議的選擇權

佳駿有權要求麥先生及大昌行附屬公司指示廣州廣保，就管理、技術或其他類別的服務與佳駿或佳駿指定的任何其他人士訂立任何獨家服務或諮詢協議，而佳駿或佳駿指定的任何其他人士則向廣州廣保提供相關的服務。其中涉及的服務費用須由廣州廣保承擔，而金額將由佳駿或佳駿指定的任何其他人士獨自釐定並可不時作出調整。

於簽訂該管理或諮詢協議後，本公司及大昌行將適時遵守上市規則的規定。

佛山駿安

於日期為二零零八年八月二十六日的公布當日，廣州廣保直接持有佛山駿安93.34%的權益，而另一名個別人士(彼為獨立第三方)(「**個別人士**」)則持有其餘6.66%的權益。完成前，該6.66%的權益將轉入廣州廣保及／或其全資附屬公司。假如受中國地方法律及法規所限，上述轉讓一事未能於完成前達成，廣州廣保將按中國地方法律及法規允許的情況下收購佛山駿安的最高股本權益而佛山駿安餘下的權益將繼續由該名個別人士持有，或轉入大昌行於中國的全資附屬公司(「**該中國附屬公司**」)。在任何情況下，該名個別人士或該中國附屬公司持有的餘下權益，均透過一汽豐田4S集團實施的連串合約安排為一汽豐田4S集團的利益持有。

有關合約安排為一汽豐田4S集團法律架構及業務營運的基礎，並經特別設計，以便一汽豐田4S集團(a)享有佛山駿安全部經濟權益，可對佛山駿安的營運行使管理控制權以及防止資產及價值轉讓予佛山駿安的登記擁有人；及(b)在中國法律允許的情況下，按相關中國法律及法規允許的最低轉讓價，收購佛山駿安的股本權益。

最低轉讓價，收購廣州廣保的股權。廣州廣保現正轉型為一家可由外資企業全資擁有的公司。轉型後，廣州廣保的合約安排將轉為廣州廣保直接控股公司，即佳駿將直接擁有其直接股權。

廣州廣保合約安排協議的摘要如下：

(i) 持股人

麥先生及大昌行附屬公司將分別登記為廣州廣保的法人股東。

(ii) 管理權

倘麥先生及大昌行附屬公司參與管理事宜及行使其作為廣州廣保股東的權利，須徵詢佳駿的意見並遵循佳駿的指示，而該等權利包括(但不限於)於股東大會或通過彼等各自指定的董事於董事會會議上投票、委任董事以及作出有關廣州廣保的營運及財務事宜的決定。

(iii) 股息

廣州廣保向麥先生或大昌行附屬公司所分派的所有股息、資本紅利或任何其他資產須於分派後三個工作天內以零代價轉讓予佳駿或佳駿指定的任何其他人士。

(iv) 收購選擇權

佳駿有權按相關中國法律及法規允許的最低轉讓價收購(或提名第三方收購)麥先生及大昌行附屬公司於廣州廣保的全部權益。倘若中國法律或法規規定，有關轉讓的代價須按市值計算，以零代價將上述代價轉讓予佳駿(或佳駿指定的任何第三方)，並須於麥先生或大昌行附屬公司(視乎情況而定)收取有關款項後三個營業日內進行。行使該選擇權後，本公司及大昌行將適時遵守上市規則的規定。

(v) 抵押選擇權

佳駿有權要求麥先生及大昌行附屬公司向佳駿或佳駿指定的任何其他人士，抵押彼等各自於廣州廣保的所有股權，藉此擔保麥先生或大昌行附屬公司(視乎情況而定)及廣州廣保履行其責任，並擔保麥先生或大昌行附屬公司(視

雷克薩斯4S集團


愉星企業(或其代名人)
駿佳投資
50%
50%
雷克薩斯4S公司
100%
英屬維爾京群島成立的公司
100%
程生
55%（透過合約安排）
廣州駿佳

合約安排

廣州廣保

完成後，於廣州廣保(一汽豐田4S公司主要資產之一)轉型為一家外商獨資企業前(預期該轉型需時完成)，麥先生及大昌行一家於中國的全資附屬公司(「**大昌行附屬公司**」)將透過一汽豐田4S集團實施的連串合約安排，為一汽豐田4S集團的利益分別持有廣州廣保51%及49%權益。有關合約安排為一汽豐田4S集團法律架構及業務營運的基礎，並經特別設計，以便一汽豐田4S集團(a)享有廣州廣保全部經濟權益，可對廣州廣保的營運行使管理控制權以及防止資產及價值轉讓予廣州廣保的登記擁有人；及(b)在中國法律允許的情況下，按相關中國法律及法規允許的

目標集團於完成後的架構圖：

一汽豐田4S集團


愉星企業(或其代名人)
駿佳投資
49%
51%
一汽豐田4S公司
100%
英屬維爾京群島成立的公司
100%
佳駿
100%(透過合約安排)
廣州廣保
100%(附註)
佛山駿安

附註： 廣州廣保將透過其全資附屬公司或透過合約安排持有佛山駿安最多6.66%的權益。詳情請參閱「合約安排 — *佛山駿安*」一節。

目標公司(其中包括)擁有優先購買權，可按成本投資於麥先生及其聯屬公司所獲的任何新投資機遇，於中國投資從事向製造商或供應商提供「雷克薩斯」及「一汽豐田」品牌的汽車銷售服務、零部件、維修服務及進行顧客信息反饋的業務。只要愉星企業仍為任何一家目標公司的股東，遇上其他品牌於中國的投資機會時，駿佳投資及麥先生將於進行該等投資前知會愉星企業。愉星企業擁有優先購買權，可於麥先生或駿佳投資出售其於中國已擁有及營運的其他現有業務時，優先以駿佳投資或麥先生提出的合理價格收購該等業務。收購價將相等或低於在愉星企業拒絕收購該等現有業務的情況下，駿佳投資或麥先生向潛在買方提出的價格。

駿佳投資及麥先生已向愉星企業承諾，而愉星企業及大昌行亦已向駿佳投資承諾，由駿佳投資及愉星企業(視乎情況而定)不再為相關目標公司的股東日期起計三年內，彼等不會(其中包括)於中國廣州及佛山經營提供「一汽豐田」品牌及於廣州經營提供「雷克薩斯」品牌的汽車銷售服務、零部件、維修服務及進行顧客信息反饋的業務或於該等業務中擁有權益，亦不會經營目標集團可能不時經營的任何其他業務或於該等業務中擁有權益。

完成後，給予目標公司的現有擔保將由愉星企業及駿佳投資將予作出的替代擔保取代。預期該等替代擔保將不會超逾港幣80,000,000元。駿佳投資及愉星企業各自須按於目標公司現有權益的比例，以股本或貸款方式，出資滿足目標公司額外資金需求，以作營運資金之用(包括於中國設立或收購額外兩項「一汽豐田」品牌的代理權)。預期愉星企業將額外出資的金額不超逾港幣100,000,000元。

(g) 於買賣協議日期及緊接完成前作出的保證於各重大方面仍然真實、準確且並無誤導成分。

倘於二零零八年九月三十日或之前或訂約方可能協定的其他較後日期，任何該等條件未能達成(或獲豁免)，買賣協議將即時終止，有關訂金(連同累計利息)將退還予愉星企業。

完成：

完成將於所有條件達成(或獲豁免)後第五個營業日發生。

完成後，愉星企業將分別持有一汽豐田4S公司及雷克薩斯4S公司全部已發行股本的49%及50%，以及持有各目標公司50%經濟權益。由於愉星企業擁有並可於目標公司董事會會議上行使決定性投票權，預期目標集團於完成後將作為本公司及大昌行的附屬公司入賬。

大昌行已取得其滙報會計師的確認書，確認廣州廣保及廣州駿佳於完成後，分別成為佳駿及程生的附屬公司。

其他條款：

完成後，訂約方須就各目標公司訂立股東協議。各目標公司的董事會須由數目相等的委任成員組成，而愉星企業擁有決定性投票權。

駿佳投資及麥先生已保證，由二零零八年八月一日起至二零零八年十二月三十一日止期間，已開業集團的溢利將不少於人民幣12,900,000元(約港幣14,700,000元)；而截至二零一零年十二月三十一日止兩個財政年度各年則不少於人民幣31,000,000元(約港幣35,300,000元)。駿佳投資及麥先生將以現金向愉星企業彌償任何不足之數的50%。經過協商後，麥先生將於該段期間留任目標集團的管理及經營負責人。

倘已開業集團的溢利少於擔保金額，本公司將根據上市規則第2.07C條發表公布，並於本公司下一年度年報中披露詳情；在該情況下，獨立非執行董事亦將於本公司下一年度年報中就麥先生是否履行擔保項下的責任提供意見。

(b) 於完成時應以現金支付的金額，相等於代價減去：(i)駿佳投資、麥先生及／或彼等各自的聯繫人於完成時尚欠目標集團的任何應收款項(如有)；及(ii)訂金；及

(c) 須向駿佳投資支付相等於上文第(b)項所述的尚欠應收款項(如有)，以繳付尚欠目標集團的該等應收款項。

於二零零八年七月三十一日，尚欠應收款項約為港幣30,000,000元。

倘因任何理由無法落實完成及買賣協議遭終止，駿佳投資將於終止後30日內向愉星企業退還有關訂金(連同累計利息)。

條件：

待以下事項達成後，完成方始作實：

(a) 大昌行的控股公司(即本公司)根據上市規則就買賣協議及買賣協議項下擬進行的交易取得一切必要同意或批准(如有)；

(b) 愉星企業的控股公司(即大昌行)根據上市規則就買賣協議及買賣協議項下擬進行的交易取得一切必要同意或批准(如有)；

(c) 駿佳投資就該收購取得任何監管機關批准及第三方同意(包括但不限於相關汽車製造商的同意)；

(d) 目標集團完成重組(其中包括訂立合約安排協議)；

(e) 愉星企業對目標集團進行財務盡職審查，且合理地信納各個重大範疇的審查結果；

(f) 目標集團公司或其中任何一家公司的財務或其他狀況或情況，或其盈利、業務、資產或前景於完成前無重大不利變動或發展(包括潛在變動或發展)；及

目標公司為駿佳投資擁有的控股公司，持有駿佳投資於中國廣州及佛山的「一汽豐田」及廣州的「雷克薩斯」品牌業務的權益，提供該等品牌的汽車銷售服務、零部件、維修服務及進行顧客信息反饋。

一汽豐田4S公司的主要資產為其分別透過下文所詳述的合約安排持有的廣州廣保及可能透過合約安排持有的佛山駿安的全部權益，該兩家公司從事提供上述有關「一汽豐田」品牌的服務。佛山駿安於二零零七年八月七日成立，僅於二零零七年十二月起營業。駿佳投資及麥先生已承諾，促使廣州廣保（或雙方同意的其他公司）於二零一零年十二月三十一日前，按合理成本於中國設立或收購額外兩項「一汽豐田」品牌的代理權。廣州廣保現正辦理手續，以收購其中一項額外代理權的權益。

雷克薩斯4S公司的主要資產為透過合約安排持有廣州駿佳的55%權益，該家公司從事提供上述有關「雷克薩斯」品牌的服務。

代價：

代價為港幣143,716,000元。

代價經訂約方公平磋商後釐定，並已考慮以下各項：(i)已開業集團的財務往績；(ii)已開業集團於完成時的資產淨值不少於港幣63,786,420元；(iii)剛取得代理權的佛山駿安的開辦費用及未來前景；(iv)駿佳投資及麥先生承諾於中國設立或收購額外兩項「一汽豐田」品牌的代理權；及(v)經計入目標集團日後可能擴大及收購其他代理權後，目標集團的商譽及未來前景，而上述第(i)及(ii)項應佔港幣102,676,000元及上述第(iii)、(iv)及(v)項應佔港幣41,040,000元。

代價將以大昌行內部資源撥付。

付款條款：

愉星企業將按下列方式支付代價：

(a) 簽訂買賣協議時已支付訂金港幣42,750,000元；

I. 緒言

謹提述本公司於二零零八年八月二十六日刊發有關該收購及財務資助之公布。

於二零零八年八月二十六日，愉星企業(大昌行的全資附屬公司及本公司非全資附屬公司)及大昌行與駿佳投資及麥先生訂立買賣協議，據此，愉星企業(或其代名人)已同意收購，而駿佳投資已同意出售一汽豐田4S公司及雷克薩斯4S公司分別49%及50%股本權益以及相關股東貸款，總代價為港幣143,716,000元。完成後，愉星企業將擁有各目標公司(即一汽豐田4S公司及雷克薩斯4S公司)50%經濟權益。

於最後實際可行日期，本公司九家全資附屬公司(為一批有密切聯繫的大昌行股東)合共實益持有1,018,800,000股股份，佔大昌行已發行股本約56.67%。

本通函旨在向 閣下提供有關該收購及財務資助之詳情、獨立董事委員會就該收購及財務資助之推薦建議及獨立財務顧問就該收購及財務資助之意見。

II. 交易詳情

買賣協議

日期： 二零零八年八月二十六日

訂約方：

(1) 買方： 愉星企業(大昌行全資附屬公司及本公司非全資附屬公司)

(2) 賣方： 駿佳投資

(3) 買方擔保人： 大昌行

(4) 賣方擔保人： 麥先生

將予收購資產：

49股一汽豐田4S股份(佔一汽豐田4S公司全部已發行股本的49%)及50股雷克薩斯4S股份(佔雷克薩斯4S公司全部已發行股本的50%)及相關股東貸款。完成後，各目標公司將成為合資公司，愉星企業將擁有各目標公司50%經濟權益。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：00267)

董事：
榮智健*(主席)*
范鴻齡*(董事總經理)*
李松興*(副董事總經理)*
榮明杰*(副董事總經理)*
張立憲*(副董事總經理)*
莫偉龍*(執行董事)*
李士林*(執行董事)*
劉基輔*(執行董事)*
周志賢*(執行董事)*
羅銘韜*(執行董事)*
王安德*(執行董事)*
郭文亮*(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
常振明*
彼得•克萊特#

註冊辦事處：
香港
中環
添美道一號
中信大廈
三十二樓

* *非執行董事*
** *獨立非執行董事*
\# *德馬雷的替任董事*

敬啟者：

須予披露及關連交易
收購一汽豐田4S公司49%權益及
雷克薩斯4S公司50%權益
及相關股東貸款

「買賣協議」	指	愉星企業、駿佳投資、大昌行及麥先生於二零零八年八月二十六日就該收購訂立的買賣協議；
「待售股份」	指	49股一汽豐田4S股份及50股雷克薩斯4S股份；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	本公司股本中每股面值港幣0.40元的股份；
「股東」	指	本公司普通股持有人；
「聯交所」	指	香港聯合交易所有限公司；
「主要股東」	指	具上市規則所賦予的涵義；
「佳駿」	指	佳駿發展有限公司，一家在香港註冊成立的有限公司；
「目標公司」	指	一汽豐田4S公司及雷克薩斯4S公司的統稱；及
「目標集團」	指	一汽豐田4S集團及雷克薩斯4S集團的統稱，而「**目標集團公司**」亦應按此詮釋。

除文義另有所指外，本通函所採納的滙率為人民幣1.00元兑港幣1.14元，惟僅供參考之用。

「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	由全體獨立非執行董事何厚浠、韓武敦、陸鍾漢及何厚鏘組成之獨立董事委員會；
「獨立財務顧問」或「德國商業銀行」	指	德國商業銀行，透過其香港分行經營，根據香港法例第155章銀行業條例為持牌銀行及根據證券及期貨條例為認可金融機構，可進行根據證券及期貨條例附表五所載的第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)的受規管活動，並就該收購及財務資助獲委任為獨立董事委員會及獨立股東的獨立財務顧問；
「獨立股東」	指	本公司獨立股東，即毋須就批准該收購及財務資助放棄投票的股東；
「最後實際可行日期」	指	二零零八年九月九日，即本通函付印前就確定當中所載若干資料之最後實際可行日期；
「雷克薩斯4S公司」	指	易博控股有限公司，一家在香港註冊成立的有限公司；
「雷克薩斯4S集團」	指	雷克薩斯4S公司及其附屬公司；
「雷克薩斯4S股份」	指	雷克薩斯4S公司股本中每股面值港幣1.00元的已發行普通股；
「上市規則」	指	聯交所證券上市規則；
「麥先生」	指	麥慶龍先生；
「中國」	指	中華人民共和國；
「程生」	指	程生投資有限公司，一家在香港註冊成立的有限公司；
「人民幣」	指	人民幣，中國的法定貨幣；

「愉星企業」	指	愉星企業有限公司，一家在香港註冊成立的有限公司，為大昌行的全資附屬公司及本公司非全資附屬公司；
「駿佳投資」	指	駿佳投資有限公司，一家在香港註冊成立的有限公司；
「已開業集團」	指	廣州廣保及廣州駿佳(不包括彼等各自的附屬公司及投資項目)；
「一汽豐田4S公司」	指	碩晉控股有限公司，一家在香港註冊成立的有限公司；
「一汽豐田4S集團」	指	一汽豐田4S公司及其附屬公司；
「一汽豐田4S股份」	指	一汽豐田4S公司股本中每股面值港幣1.00元的已發行普通股；
「財務資助」	指	(i)在完成後授予總額不多於港幣80,000,000元的替代擔保；及(ii)愉星企業提供總額不多於港幣100,000,000元的額外資金，其詳情載於本通函「買賣協議 — *其他條款*」一節；
「佛山駿安」	指	佛山駿安豐田汽車銷售服務有限公司，一家在中國成立的有限責任公司，為一汽豐田4S公司的間接全資附屬公司；
「本集團」	指	本公司及其附屬公司(定義見上市規則)，或如文義所指其中任何一家公司(包括大昌行)；
「廣州廣保」	指	廣州廣保豐田汽車銷售服務有限公司，一家在中國成立的有限責任公司，為一汽豐田4S公司的間接全資附屬公司；
「廣州駿佳」	指	廣州駿佳凌志汽車銷售服務有限公司，一家在中國成立的有限責任公司，為雷克薩斯4S公司擁有55%間接權益的附屬公司(其餘45%權益為獨立第三方直接持有)；
「港幣」	指	港幣，香港的法定貨幣；

釋　義

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「該收購」	指	愉星企業根據買賣協議(包括合約安排)的條款向駿佳投資收購待售股份及相關股東貸款；
「聯繫人」	指	具上市規則所賦予的涵義；
「董事會」	指	董事會；
「英屬維爾京群島」	指	英屬維爾京群島；
「通函」	指	本公司日期為二零零八年九月十六日的通函；
「中信香港」	指	中信(香港集團)有限公司，持有本公司約29%權益的主要股東；
「本公司」	指	中信泰富有限公司，一家在香港註冊成立的有限公司，其股份在聯交所上市；
「完成」	指	完成該收購；
「關連人士」	指	具上市規則所賦予的涵義；
「代價」	指	該收購的代價；
「合約安排」	指	大昌行集團執行其分別與廣州廣保、廣州駿佳及佛山駿安(如適用)登記擁有人訂立的合約安排，有關詳情載於本通函「合約安排」一節；
「合約安排協議」	指	合約安排項下的各項協議，有關詳情載於本通函「合約安排」一節；
「大昌行集團」	指	大昌行及其附屬公司，或如文義所指其中任何一方(定義見上市規則)；
「大昌行」	指	大昌行集團有限公司，一家在香港註冊成立的有限公司，其股份在聯交所上市，為本公司非全資附屬公司；
「董事」	指	本公司董事；

目　錄

頁次

此乃重要通函　請即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中信泰富有限公司股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓之持牌證券交易商或註冊證券機構或其他代理人，以便轉交買主或承讓人。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：00267)

須予披露及關連交易

收購一汽豐田4S公司49%權益及
雷克薩斯4S公司50%權益
及相關股東貸款

獨立董事委員會及獨立股東
之獨立財務顧問

COMMERZBANK
德國商業銀行香港分行

董事會函件載於本通函第5至第22頁。獨立財務顧問(定義見本通函)致獨立董事委員會(定義見本通函)及獨立股東(定義見本通函)之意見函件載於本通函第25至第37頁。獨立董事委員會函件載於本通函第23至第24頁。

二零零八年九月十六日

CITIC PACIFIC



interim report 2008

financial highlights

in HK$ million	2008	2007
	six months ended 30 June	
Profit Attributable to Shareholders	**4,377**	4,968
Major Businesses' Contribution		
Special Steel	**1,839**	1,123
Property	**453**	446
Infrastructure	**689**	844
Listed Subsidiaries		
CITIC 1616	**83**	2,020
Dah Chong Hong	**151**	187
Fair Value change of Investment Properties	***490***	*416*
Net Gain from Sale of Listed Shares	**843**	–
Cash Contributed from all Businesses	**5,295**	4,316
	as at 30 June	as at 31 December
Capital Employed	**102,966**	88,447
Shareholders' Funds	**61,060**	59,793
Net Debt	**31,211**	20,609
Cash & Available Committed Loan Facilities	**30,181**	26,589
in HK$	six months ended 30 June	
Earnings per Share	**1.99**	2.25
Dividends per Share		
Regular	**0.30**	0.40
Special	**-**	0.20
Staff	**25,177**	23,989

Please refer to Definition of Terms on page 41

major businesses

CITIC Pacific has unrivalled experience and expertise in operating businesses in China both on the mainland and in Hong Kong. With the rapid development of the Chinese economy, CITIC Pacific is increasingly focusing its business activities on the mainland of China. Our major businesses are special steel manufacturing; iron ore mining which supplies the raw material needed in the making of special steel, and property development in mainland China.

Special Steel

CITIC Pacific Special Steel operates three steel plants in mainland China with total annual production capacity of over seven million tonnes. It is a leader in the manufacturing of special steel used in bearings and gears among others. The three plants are ideally located to cover the main markets for special steel in Eastern, Central and Northern China.

Jiangyin Xingcheng Special Steel is a leader in China specializing in the making of high-grade special steel used in bearings, gears, springs and high-pressurized piping steel. Its new line, in cooperation with Sumitomo Metals of Japan, has the most advanced technology in the industry.

Xin Yegang Steel is located in Central China, it has a long history dating back to 1908. Its seamless steel tubes, one of its major products, continues to be in strong demand and remains very profitable.

Shijiazhuang Steel Mill became a member of CITIC Pacific Special Steel in 2006. Built in 1957, it is now a manufacturer of special steel with 2.2 million tonnes in production capacity. Its products are mainly supplied to the auto component industry.

Iron Ore Mining

CITIC Pacific owns the mining rights to two billion tonnes of magnetite iron ore with options to another four billion tonnes in the Pilbara region of Western Australia. The two billion tonnes of ore is capable of producing 27.6 million tonnes of product annually to supply mainland China and CITIC Pacific's steel plants in particular.

Property

CITIC Pacific's property team has extensive experience in building and managing medium and large scale residential and commercial projects including Shanghai's CITIC Square and New Westgate Garden, and Hong Kong's CITIC Tower. In the past few years, the Group has been active in investing in properties in mainland China. Currently CITIC Pacific has a large quality land bank in Shanghai, major secondary cities in the Yangtze Delta area and Hainan Island.

chairman's letter to shareholders

Whilst net profit for the first six months of 2008 was HK$4,377 million, a decrease of 12% compared with the same period last year, recurrent earnings grew 8% from a year ago nevertheless. The board has recommended paying an interim dividend of HK$0.30 per share.

During the first half of 2008, we continued the strategy of developing our three core businesses: special steel manufacturing, iron ore mining and property development. In the next two to three years, with the completion of new projects, we expect the benefits from these investments to be realized, with recurrent profit growing significantly.

Special Steel Manufacturing

CITIC Pacific's special steel business maintained its solid momentum and has become a main driver of growth in recurrent earnings. Profit contribution reached HK$1,839 million for the first half of this year, an increase of 64% from a record a year ago.

During the period, despite the challenges of macro economic control in mainland China, weakness in the economies of major industrialized countries, and a significant rise in price of raw materials such as iron ore and coke, CITIC Pacific Special Steel overcame difficulties to achieve excellent results. Our three manufacturing bases: Jiangyin Xingcheng Special Steel, Hubei Xin Yegang and Shijiazhuang Steel increased their production and sold an expanded range of products. At the same time, the three plants continue to implement synergies, resulting in improved efficiency in purchasing, transportation, production and sales.

CITIC Pacific recently acquired a coking coal project in Tongling, Anhui Province. When our iron ore mine in Australia begins production, the business will have secure, stable and long-term supplies of both major raw materials. These strategically important investments will greatly enhance our competitive edge and overall profitability.

The strategy for CITIC Pacific Special Steel going forward is to further enhance its leading position in the domestic and international markets for special steel bars. It is actively expanding its special tube production capability to increase market share in tube products. At the same time, we are also developing medium and heavy special steel plates with the goal of building CITIC Pacific Special Steel into a world class special steel company of the highest standard, with a wide range of products and excellent management.

Iron Ore Mining

During the first half of the year, progress was made at our iron ore mine in Western Australia which has a production capacity of 27.6 million tonnes per annum. Construction of infrastructure such as power, desalination plants, land transportation as well as port and transshipment facilities are well underway. In recent years the price of iron ore has risen significantly due to tight supply in the international market. The strategic importance of this project is therefore clear. CITIC Pacific still holds options to mine another four billion tonnes of iron ore on the same mine site, which if exercised, will further expand our mining capacity.

chairman's letter to shareholders

Property Development

Property development in mainland China is one of our core businesses. Our development properties are centered around Shanghai and its neighbouring cities, as well as Hainan Island, a holiday destination. With the rapid development of the Chinese economy and the improvement of living standards, market demand for quality properties will remain strong.

Construction of Phase One of our Shanghai Lu Jia Zui New Financial District Project is progressing well. Foundation work has been completed and basement construction will finish by the end of the year as planned. Phase One completion is expected in 2010. Preparation work for Phase Two and Three is ongoing.

Our large residential and commercial developments in the Qingpu, Jiading and Hongkou districts in Shanghai and in the cities of Wuxi, Jiangyin, Yangzhou in Jiangsu Province are being built in phases as planned. Units pre-sold in the first half of this year achieved a higher unit sale price compared with those sold last year.

The superstructure of CITIC Square, located in the city of Ningbo in Zhejiang Province, has been completed, and work on sale and leasing is taking place. Preparation work for our development project above the Sichuan Beilu Metro Station in the Hongkou District of Shanghai is progressing. Construction is expected to commence at the end of the year.

Our development project on the Shenzhou Peninsula in Wanning City in Hainan Province is progressing well. Work on the four hotels in Phase One has begun, and they are expected to be open in 2010 and thereafter. Shenzhou Peninsula project will, in the near future, become a quality community.

Our investment properties in Shanghai and Hong Kong continue to maintain high occupancy and their profit contribution increased more than 30% compared to the same period last year.

Other Businesses

Faced with significant increases in the price of oil and coal, our aviation and power generation businesses incurred losses. The operating environment for these two businesses remains challenging in the second half of the year. CITIC 1616 and Dah Chong Hong, the two companies listed last year, performed well with double digit profit growth for the first six months of the year. Hong Kong's Eastern and Western harbour tunnels operated smoothly with increased profit compared to last year.

Looking to the Future

Even though there are macro economic uncertainties, I am confident in the future prospects of CITIC Pacific. With hard work in the past few years, our special steel business is becoming strong and our iron ore mining and property businesses are gradually becoming more mature, establishing these three as our core businesses. Going forward, we will continue to seek investment opportunities in these areas to further increase our recurrent earnings, and to achieve higher returns for our shareholders.

On behalf of all the directors, I would like to express my sincere thanks to everyone at CITIC Pacific for their hard work and dedication.

Larry Yung Chi Kin
Chairman
Hong Kong, 28 August 2008

financial review

Introduction

CITIC Pacific's 2008 Interim Report includes a letter from the Chairman to shareholders, the interim accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Pages 20 to 24 of the Interim Report contain the Consolidated Profit and Loss Account, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity. Following these financial statements, on pages 25 to 29 of the Interim Report, are Notes that further explain certain figures presented in the statements.

On page 30 is the report of CITIC Pacific's auditor – PricewaterhouseCoopers – of their independent review of CITIC Pacific's interim accounts.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') which have been converged with International Financial Reporting Standards.

Profit Attributable to Shareholders

The net profit attributable to shareholders for the six months ended 30 June 2008 was HK$4,377 million, a decrease of 12% compared with HK$4,968 million for the same period in 2007. The reasons for the decrease in profit are described in Business Segment Contribution. However, taking into account the non-recurring items as set out below, the Group's profit after adjustment increased by 8%.



HK$
million
1,148
3,534
3,989
8,272
10,843
4,968
4,377
six month results
03
04
05
06
07
6/07
6/08

HK$ million	actual 1-6/2008	1-6/2007	change 2008-2007
Profit Attributable to Shareholders	**4,377**	4,968	-12%
Adjusted items:			
- Fair Value change of Investment Properties	**(490)**	(416)	
- Air China Cargo Disposal	**(403)**	-	
- Sale of Listed Shares	**(843)**	-	
- Unification of PRC Corporate Income Tax Rate	-	(177)	
- Spin off Profit of CITIC 1616	-	(1,928)	
Profit after Adjustment	**2,641**	2,447	+8%

financial review

Business Segment Contribution

The contributions made by major business segments in the first six months of 2008, compared with the same period of 2007, were:

HK$ million	actual 1-6/2008	1-6/2007	change 2008-2007
Special Steel	**1,839**	1,123	716
Property	**453**	446	7
Infrastructure	**689**	844	(155)
Listed Subsidiaries			
CITIC 1616	**83**	2,020	(1,937)
Dah Chong Hong	**151**	187	(36)
Fair Value change of Investment Properties	***490***	*416*	*74*
Net Gain from Sale of Listed Shares	**843**	-	843

Comparing the contribution for the six months ended 30 June 2007:

- **Special Steel:** Contribution increased by more than 60% due to the continuing good performance of the steel plants resulting from strong demand.
- **Property:** Property leasing recorded good growth during the period but this was partly offset by the operating expenses of the development projects.
- **Infrastructure:** Both Cathay Pacific and Power Generation suffered from the continuing high energy prices and incurred losses for the period. The decreased contribution from the aviation business was partially compensated by the profit on disposal of an interest in Air China Cargo. Contribution from tunnels in Hong Kong recorded a 15% growth.
- **CITIC 1616:** Excluding the HK$1.9 billion profit in connection with the spin off of CITIC 1616 in 2007, contribution decreased by 10% due to the decreased shareholding following its separate listing. The profit of CITIC 1616 increased by 11% compared to the same period in 2007.
- **Dah Chong Hong:** The profit of Dah Chong Hong increased by 37% compared to the same period in 2007. Contribution decreased by 19% due to the 43% reduction in shareholding upon the spin off of Dah Chong Hong in the second half of 2007.
- **Fair Value change of Investment Properties:** The increase in fair value of investment properties as a result of a revaluation reflecting the current market conditions in both Hong Kong and mainland China.
- **Net Gain from Sale of Listed Shares:** The amount represents the net gain from the disposal of listed shares in 2008.

Contribution


HK$ million
5000
4000
3000
2000
1000
1-6/07
1-6/08
Special Steel
Property
Infrastructure
CITIC 1616
Dah Chong Hong
Fair Value change of Investment Properties
Net Gain from Sale of Listed Shares

Pages 25 and 26 of the Interim Report contain business segment information relating to turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

Geographical Distribution

The division of contribution and assets among Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.



Contribution %
Assets at Book Value %
67
33
42
56
2
38
50
12
29
55
16
07
08
For the six months ended 30 June
07
as at
31 December
08
as at
30 June
Hong Kong
Mainland China
Overseas

Interest Expense

The Group's interest expense net of amounts capitalised increased from HK$159 million to HK$321 million. Capitalised interest increased from HK$262 million to HK$388 million mainly due to various property projects under development in mainland China and the iron ore project.The weighted average cost of debt for the first half of 2008 was 4.8% compared to 5.4% at the same period last year which was mainly due to the decrease in HKD and USD borrowing costs, partly offset by the increase in RMB borrowing rates.

Taxation

Following the reduction of the income tax rate for mainland China property companies, the deferred taxation liabilities brought forward from the year 2006 were adjusted downwards by HK$177 million in the first half of 2007.

Current tax increased from HK$311 million to HK$481 million due to increased profit from operations.

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value, for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

Earnings per Share

Earnings per Share were HK$1.99 for the first half of 2008, a decrease of 12% compared with HK$2.25 for the same period in 2007. The decrease in Earnings per Share was mainly attributable to the decrease in profit as the number of shares outstanding in the two periods was substantially the same.



HK$
0.52
1.61
1.82
3.77
4.91
2.25
1.99
six month results
03
04
05
06
07
6/07
6/08

financial review

Shareholders' Funds per Share

Shareholders' Funds per share at 30 June 2008 were HK$27.8. The increase was due to the profit for the period less the dividend paid.



HK$
17.3
16.8
17.8
21.2
27.0
27.8
03
04
05
06
07
6/08

Dividend per Share

An interim dividend of HK$0.3 per share is proposed for the first half of 2008.



HK$
1.00
1.10
1.10
1.70
1.40
0.30
0.30 0.70
0.30 0.80
0.30 0.80
0.30 0.80 0.30 0.30
0.40 0.80 0.20
03
04
05
06
07
6/08
Special Dividend – Final
Special Dividend – Interim
Final Dividend
Interim Dividend

Turnover

Special Steel's turnover increased by 74%. Sales at all steel plants recorded good growth.

Turnover at Dah Chong Hong increased by 36% mainly due to increased sales in mainland China particularly for the motor business.

The 2007 figure included approximately HK$2 billion of proceeds from the disposal of approximately 50% interest in CITIC 1616 in connection with the spin-off transaction.



HK$ billion
50
40
30
20
10
six month results
03
04
05
06
07
6/07
6/08
Special Steel
Property
Infrastructure & Others
CITIC 1616
Dah Chong Hong
Sale of Businesses

Capital Expenditure

In the first half of 2008, a total deposit of HK$1.5 billion was paid for the purchase of five vessels. The construction of the infrastructure for the Iron Ore Mining project in Australia is continuing. The latest estimated capital expenditure for the first two phases is US$3.5 billion, of which approximately 75% has been committed. An additional amount of capital expenditure of approximately US$0.35 billion will be incurred in anticipation of the third phase of our project (for another one billion tonnes of magnetite resources). The Company is optimistic about the preliminary drilling results for the third phase. Exercise of options for the third to sixth phases of the project (each for one billion tonnes of magnetite resources totalling another four billion tonnes of iron ore on the same mine site) is dependent upon the reserves being proven.

The capital expenditure of special steel in the first half of 2008 mainly represented enhancement and construction of the production facilities at the Jiangyin Steel Plant.

The property development projects in mainland China, including the Shanghai Lu Jia Zui New Financial District Project, the Sichuanbeilu Station Project, Qingpu, Ningbo, Yangzhou, and Hainan Island are continuing.

Included in Infrastructure is the acquisition of a 30% interest in the Shangdong coal mine investment for HK$1.7 billion in the first half of 2008.

'Others' in 2008 includes investment in the listed shares of China Railway Construction. The Group also invested in the listed shares of Country Garden and China Molybdenum in 2007.

As at 30 June 2008, the Group's contracted capital commitments were approximately HK$27 billion, related mainly to Iron Ore Mining, PRC Property and Special Steel.

HK$ million	**1-6/2008**	1-6/2007	1-12/2007
Iron Ore Mining	**3,858**	329	6,844
Property	**2,779**	2,660	4,525
Special Steel	**3,800**	184	1,442
Infrastructure	**2,346**	31	71
Listed Subsidiaries			
CITIC 1616	**57**	29	62
Dah Chong Hong	**189**	96	323
Others	**465**	665	1,042

financial review

Treasury Policy and Risk Management

General Policies



Maintain a high degree of financial control and transparency
Diversify funding sources
Centralise financing and cash management activities
CITIC Pacific Ltd.
Enhance risk management and ensure best utilisation of financial resources
Employ limited or non-recourse financing when appropriate

Risk Management

The Group employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Derivative transactions are only used for interest rate and currency hedging purposes; speculative trading activity is prohibited. Counterparties' credit risks are carefully reviewed, and the Group only deals with financial institutions with investment grade credit ratings. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Foreign Currency Exposure

CITIC Pacific conducts business mainly in Hong Kong, mainland China and Australia, therefore it is subject to the market risk of foreign exchange rates in HK Dollar, US Dollar, Renminbi and Australian Dollar. To minimise currency exposure, non HK Dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Due to limitations in financial markets and regulatory constraints in mainland China, CITIC Pacific has an increasing exposure to the Renminbi. As at 30 June 2008, the Group had net RMB exposure of approximately HK$59 billion (31 December 2007: HK$46 billion) as investments in mainland China expand.

The functional currency for the Australian Iron Ore Mining project is deemed to be USD as future revenue and cash flow will be denominated in USD. As such, CITIC Pacific funded the Iron Ore Mining project development costs and the acquisition of vessels related to the mining operations by USD loans to match the future USD cash flows derived from these assets. A portion of the Iron Ore Mining project development costs as well as certain pre-completion expenditures required paying in non-USD currencies. Foreign exchange forward contracts and structured forward instruments are employed to hedge or minimise these currency exposures. As at 30 June 2008, outstanding foreign exchange forward contracts and structured forward instruments amounted to HK$3.9 billion (31 December 2007: HK$3.5 billion).

In addition, foreign exchange forward contracts are employed to minimise currency exposure for the outstanding USD debts and a Yen bond. As at 30 June 2008, such contracts outstanding amounted to HK$7,913 million (31 December 2007: HK$5,853 million).

Foreign exchange forward contracts and structured forward instruments were also employed by the Group's trading subsidiary to hedge currency fluctuations. As at 30 June 2008, such contracts outstanding amounted to HK$804 million (31 December 2007: HK$968 million).

Interest Rate Exposure

The Group aims to maintain a suitable mixture of fixed and floating rate borrowing in order to stabilise interest costs against rate fluctuations. The interest rate hedging ratio is determined after taking consideration of factors including general market trends, the Group's cash flow pattern and interest coverage ratio.

The Group uses interest rate swaps, forward rate agreements, interest rate option contracts and other instruments to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 30 June 2008, CITIC Pacific had interest rate swap or swaption contracts with a notional amount of HK$29.1 billion, of which forward starting IRS contracts amounted to HK$16.7 billion.

The weighted average all-in cost of borrowing for the Group (including fees and hedging costs) for the six months ended 30 June 2008 was about 4.8%, compared with 5.4% for the same period last year.

Interest Rate Exposure (after swaps)


USD
27%
73%
HKD
39%
61%
All Currencies
24%
76%
As at 30 June 2008
Fixed
Floating

Cash Flow

By design, the majority of the Group's debt is raised at the holding company (the 'Company') level except for project-based financing or arrangements limited by regulation such as RMB borrowings. As such, the actual net amount of cash flow from each business to the Company is an important indicator as to the Company's ability to service its debts. The following is a summary of cash contributions by each business segment:

HK$ million	for the six months ended 30 June 2008	2007
Special Steel	**29**	19
Property	**1,260**	774
Infrastructure		
Aviation	**1,369**	268
Power Generation	**375**	301
Civil Infrastructure	**237**	801
Others	**73**	62
CITIC 1616	**32**	1,906
Dah Chong Hong	**22**	163
Others	**1,898**	22
Total	**5,295**	4,316

For the six months ended 30 June 2008, the Group's cash flow remained stable. Cash contribution to the Company from Special Steel was low because most of the cash flow from operations was reinvested for expansion. The Property segment continued to generate strong cash flow from both recurring rental income and property sales. During the period, a parcel of land in Po Yip Street in Hong Kong was disposed. Under Aviation, the dividend received from Cathay Pacific increased compared to the same period last year and the contribution also included a cash receipt of HK$916 million from the sale of Air China Cargo. Cash flow from Power Generation mainly reflected contributions related to the prior year's income. Under Civil Infrastructure, the comparative figure for the same period in 2007 was higher because Western Harbour Crossing repaid a HK$560 million shareholders' loan to the Company. The contribution from CITIC 1616 in 2007 included HK$1.9 billion one-off proceeds from its separate listing. Contribution under 'Others' was mainly related to sales of listed shares, which realised approximately HK$1.8 billion during the period.

Cash Contribution to Company by Business


HK$ billion
20
15
10
5
six month results
03
04
05
06
07
6/07
6/08
Special Steel
Property
Infrastructure
CITIC 1616
Dah Chong Hong
Sale of Businesses
Others

Cash Contribution per Share


HK$
1.2
2.8
4.0
1.6
0.1
1.7
2.1
0.1
2.2
4.9
2.3
7.2
4.2
2.4
6.6
six month results
1.1
0.9
2.0
2.0
0.4
2.4
03
04
05
06
07
6/07
6/08
Cash Flow per Share from the Sale of Businesses
Cash Flow per Share from regular operations

Summary of Consolidated Cash Flow Statement

HK$ million	for the six months ended 30 June 2008	2007
Net Cash generated from / (invested in)		
consolidated activities	**1,799**	(305)
jointly controlled entities	**(558)**	602
associated companies	**878**	700
other financial assets	**79**	29
Sale of business interests and listed shares	**3,228**	2,345
Capital expenditure and investment in new businesses	**(12,608)**	(3,591)
Tax	**(332)**	(202)
Net interest paid	**(496)**	(326)
	(8,010)	(748)
Dividends paid	**(1,757)**	(2,429)
Increase in borrowings	**12,749**	3,315
Repurchase of shares	**(631)**	-
Share options exercised	**8**	258
	10,369	1,144
Increase in cash and cash equivalents	**2,359**	396

Group Debt and Liquidity

The financial position of the Group as at 30 June 2008, as compared to 31 December 2007 and 30 June 2007, is summarised as follows:

HK$ million	**30 June 2008**	31 December 2007	30 June 2007
Total debt	**41,906**	28,654	21,975
Cash and bank deposits	**10,695**	8,045	4,135
Net debt	**31,211**	20,609	17,840

Total debt increased mainly due to capital expenditures and new investments relating to the Group's core businesses in the first half of 2008.

The denomination of the Group's borrowings as well as cash and deposit balances by currency as at 30 June 2008 is summarised as follows:

	denomination					
HK$ million equivalent	HK$	US$	RMB	Yen	other	total
Total debt in original currency	9,411	23,955	7,198	1,231	111	41,906
Total debt after hedging	16,806	16,982	7,198	809	111	41,906
Cash and bank deposits	1,357	3,042	5,539	135	622	10,695
Net debt / (cash) after hedging	15,449	13,940	1,659	674	(511)	31,211

Total Debt after Hedging


2%
17%
40%
41%
As at 30 June 2008
HK$
US$
RMB
Yen

Leverage

Net debt divided by total capital was 34% as at 30 June 2008 compared with 26% at the end of 2007.


HK$ billion
100
80
60
40
20
12%
25%
32%
24%
26%
34%
03
04
05
06
07
6/08
Total Capital
Net Debt/Total Capital %
Net Debt

Maturity Profile of Outstanding Debt

The Group actively manages its debt portfolio and aims to extend the debt maturity profile such that the maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year. As at 30 June 2008, outstanding loans that will mature as at the end of 2008 amounted to HK$2.0 billion, against a cash and deposits balance totalling HK$10.7 billion. Weighted average life of the Group's debt was 5.8 years (31 December 2007: 6.0 years).

HK$ million	2008	2009	2010	2011	2012	2013 and beyond	total	percentage
Parent Company	3	2,966[1]	2,917	5,174[2]	7,550	11,596[3]	30,206	72%
Subsidiaries	2,044	1,314	2,393	3,592	543	1,814	11,700	28%
Total Maturing Debt	2,047	4,280	5,310	8,766	8,093	13,410	41,906	100%

1. *Includes a US$270 million short term bridging loan in connection with the Iron Ore Mining project which will be replaced by long term project loan.*
2. *Includes a US$450 million global bond due in 2011 which was issued by a wholly owned special purposes vehicle.*
3. *Includes a JPY8.1 billion floating rate note due in 2035 which was issued by a wholly owned special purposes vehicle.*

Outstanding Debt by Type


6%
9%
5%
80%

As at 30 June 2008

Long Term Loan · Short Term Loan · Bond · Money Market

Outstanding Debt by Maturity


5%
32%
10%
13%
19%
21%

As at 30 June 2008

2008 · 2009 · 2010 · 2011 · 2012 · 2013 & beyond

Debt / Cash in Jointly Controlled Entities and Associated Companies

For accounting purposes, some of the Group's businesses are classified as jointly controlled entities and associated companies. The following table shows the debt / cash position of jointly controlled entities and associated companies by business sector as at 30 June 2008 which, under Hong Kong generally accepted accounting standards, are not consolidated into the Group's accounts.

The debt amounts shown in the table below were arranged by jointly controlled entities and associated companies without recourse to their shareholders. None of these debts is guaranteed by CITIC Pacific or its subsidiaries. Certain of the Group's investments, such as Discovery Bay, are 100% financed by their shareholders and do not have any external borrowings.

Business Sector *HK$ million*	total net debt / (cash)	proportion of net debt / (cash) attributable to CITIC Pacific
Special Steel	1,812	1,176
Property	(256)	(120)
Infrastructure		
Aviation	18,858	3,291
Power Generation	53,171	13,621
Civil Infrastructure	2,786	951
Others	3,696	1,511
Listed Subsidiary		
Dah Chong Hong	(14)	(3)
Others	1,408	725
Total	81,461	21,152

Available Sources of Financing

In addition to the cash and deposits balance of HK$10.7 billion as at 30 June 2008, the Group had available loan and trade facilities totalling HK$21.8 billion and HK$2.9 billion respectively. Borrowings by source of financing as at 30 June 2008 are summarised as follows:

HK$ million	total facilities	outstandings	available facilities
Committed Facilities			
Short Term Loan*	4,290	2,106	2,184
Term Loans	51,015	33,713	17,302
Global Bonds	3,510	3,510	0
Private Placement	422	422	0
Total Committed	59,237	39,751	19,486
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	4,457	2,136	2,321
Trade Facilities	4,414	1,523	2,891

* *This is a USD short term bridging loan to support the funding requirement of the Iron Ore Mining project Phase II.*

Available Committed Facilities by Maturity (Total HK$19.5 billion)


HK$ billion
1.0
2.7
3.5
12.3
08
09
10 to 12
13 and beyond
As at 30 June 2008

Available Facilities by Type (Total HK$24.7 billion)


12%
9%
9%
70%
As at 30 June 2008
Long Term Loan
Short Term Loan
Money Market
Trade

In addition to the above facilities, the Company has established Cooperative Agreements with major banks in mainland China. Under these Cooperative Agreements, CITIC Pacific's projects in mainland China can apply for credit facilities subject to the banks' approval on a project-by-project basis in accordance with banking regulations in the Mainland.

Financing Activities

During the period, bilateral facilities totalling HK$4.0 billion were established or renewed at the Company and subsidiary level. A 20-year US$1,343 million project finance loan was signed. In addition, a US$550 million bridge loan facility was established, which will be replaced by a long term project finance loan currently being arranged.

Pledged Assets

As at 30 June 2008, assets of HK$525 million (31 December 2007: HK$423 million) were pledged to secure banking facilities, mainly related to Dah Chong Hong's overseas business and to a property subsidiary in mainland China. In addition, assets of the Iron Ore Mining project were pledged under the project finance arrangement.

Contingent Liabilities

As at 30 June 2008, the Group's contingent liabilities had not changed significantly from the last year end.

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to three major categories, namely, a minimum net worth undertaking, a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. CITIC Pacific has been in compliance with all of its loan covenants.

	covenant limits	for the six months ended 30 June 2008
Minimum Consolidated Net Worth:		
Consolidated Net Worth	≥ HK$25 billion	HK$62.8 billion
Gearing:		
Consolidated Borrowing / Consolidated Net Worth	≤ 1.5	0.67
Negative Pledge:		
Pledged Assets / Consolidated Total Assets	≤ 30%	0.4%

For the purpose of the above covenant limits, as defined in the relevant borrowing agreements:

'Consolidated Net Worth' means the aggregate of shareholders' funds and goodwill from acquisitions and developments having been written off against reserves or the profit and loss account.

'Consolidated Borrowing' means the aggregate of all consolidated indebtedness for borrowed money and all contingent obligations in respect of indebtedness for borrowed money other than aforesaid consolidated indebtedness for borrowed money.

'Negative Pledge' allows certain exceptions including but not limited to any security over any asset acquired or developed which security is created to finance or refinance the acquisition or development of such asset.

financial review

Interest Cover

EBITDA divided by interest expense for the six months ended 30 June 2008 was 20 times compared to 40 times for the same period last year, due to the increase in interest expense.



HK$ billion
20
15
10
5
8x
15x
11x
20x
50x
40x
20x
03
04
05
06
07
6/07
6/08
EBITDA / Interest Expense (x=times)
EBITDA
Interest Expense

Credit Ratings

Moody's and Standard & Poor's have assigned long-term credit ratings for the Company at Ba1 and BB+ respectively, both with a stable credit outlook. The Group's objective is to maintain a stable credit profile. The Group's recurrent income from Special Steel and Properties continue to increase. The Iron Ore Mining project will begin to contribute significant recurrent income and cash flow once it is in operation, which is anticipated to be in 2009/2010.

Forward Looking Statements

This Interim Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

human resources

As at the end of June 2008, the total number of employees at CITIC Pacific reached another new high of 25,177 (2007: 23,989) as the Group continued its development and investment in mainland China and Australia. Employees working in Hong Kong increased to 4,135 (2007: 3,932). Mainland China has the largest number of employees and it has increased steadily to 20,491 (2007: 19,720). The other 551 (2007: 337) are employed in subsidiaries in Japan, Singapore, Canada and Australia.

To ensure that overall remuneration policy is externally competitive and internally equitable to attract, retain, motivate and reward a competent work force, the Group continuously conducts reviews of cash compensation and benefit programs. As the Group remains largely compatible with other similar large companies in the market, no major changes to the human resources management policy have been made in the last six months. In line with established policy, some interim salary adjustments were awarded on a selective basis to recognize performance and catch up with market changes.

CITIC Pacific actively promotes a culture of open communication in which staff can report concerns and share ideas with management. The Group is also committed to providing a healthy organizational environment that is conducive to each individual's development. Employees are encouraged to improve themselves through further studies and are supported with financial sponsorship from the Group. In-house training for different levels of employees is organized on a regular basis to provide product knowledge and skill development. Moreover, with growing cross-territory business activities, across Hong Kong, mainland China and Australia, the Group continues to strengthen business integration, knowledge sharing and skill transfer among staff at these locations.

CITIC Pacific fully supports investing in the training and development of our younger generation. The Group has implemented various management trainee and apprentice training programs. It also provides training opportunities to young school leavers and college students by participating in the Youth Pre-employment Training Programme held by the Labour Department and internship programmes of universities.

CITIC Pacific and its employees continue to support charitable works and the promotion of education, environmental protection, sports, culture and the arts by sponsorship and participation in related activities. In addition, to provide financial assistance to the victims of Sichuan Earthquake, the Group and its employees also donated generously to the relief fund.

consolidated profit and loss account

for the six months ended 30 June – unaudited

in HK$ million	Note	2008	2007
Turnover	2	**28,318**	19,618
Cost of Sales		**(22,942)**	(13,973)
Distribution and Selling Expenses		**(512)**	(438)
Other Operating Expenses		**(1,441)**	(1,433)
Net Gain from Sale of Other Financial Assets		**843**	-
Change in Fair Value of Investment Properties		**410**	355
Profit from Consolidated Activities	3	**4,676**	4,129
Share of Results of			
Jointly Controlled Entities		**641**	652
Associated Companies		**43**	708
Finance Charges		**(189)**	(126)
Finance Income		**272**	119
Net Finance Income / (Charges)	4	**83**	(7)
Profit before Taxation		**5,443**	5,482
Taxation	5	**(496)**	(174)
Profit for the Period		**4,947**	5,308
Attributable to:			
Shareholders of the Company		**4,377**	4,968
Minority Interests		**570**	340
		4,947	5,308
Dividends			
Dividend Proposed	6	**(658)**	(1,325)
Earnings per Share for Profit attributable to Shareholders of the Company during the Period (HK$)	7		
Basic		**1.99**	2.25
Diluted		**1.99**	2.25
Dividend per Share (HK$)			
Interim		**0.30**	0.40
Special		**-**	0.20

consolidated balance sheet

in HK$ million	Note	**Unaudited 30 June 2008**	As Restated 31 December 2007
Non-Current Assets			
Fixed Assets			
Property, plant and equipment		**17,125**	12,154
Investment properties		**11,670**	10,895
Properties under development		**6,925**	4,288
Leasehold land		**1,718**	1,641
		37,438	28,978
Jointly controlled entities		**21,338**	17,446
Associated companies		**17,515**	17,941
Other financial assets		**4,045**	7,502
Intangible assets		**5,871**	5,109
Deferred tax assets		**91**	100
Derivative financial instruments		**225**	150
Non-current deposits		**7,641**	5,723
		94,164	82,949
Current Assets			
Properties held for sale		**430**	440
Assets held for sale		**192**	1,127
Inventories		**6,843**	5,982
Debtors, accounts receivable, deposits and prepayments	8	**11,895**	8,292
Cash and bank deposits		**10,695**	8,045
		30,055	23,886
Current Liabilities			
Bank loans, other loans and overdrafts			
Secured		**395**	328
Unsecured		**4,467**	3,326
Creditors, accounts payable, deposits and accruals	8	**12,376**	10,727
Liabilities held for sale		**-**	2
Provision for taxation		**674**	590
		17,912	14,973
Net Current Assets		**12,143**	8,913
Total Assets Less Current Liabilities		**106,307**	91,862
Non-Current Liabilities			
Long term borrowings		**37,044**	25,000
Deferred tax liabilities		**2,216**	2,094
Derivative financial instruments		**310**	69
		39,570	27,163
Net Assets		**66,737**	64,699
EQUITY			
Share capital		**878**	885
Reserves		**59,524**	57,138
Proposed dividend		**658**	1,770
Equity attributable to Shareholders of the Company		**61,060**	59,793
Minority Interests		**5,677**	4,906
Total Equity		**66,737**	64,699

consolidated cash flow statement

for the six months ended 30 June – unaudited

in HK$ million	**2008**	2007
Cash Flows from Consolidated Activities		
Profit from Consolidated Activities after Net Finance Income / (Charges)	**4,759**	4,122
Net finance charges	**49**	40
Income from other financial assets	**(93)**	(29)
Depreciation and amortisation	**508**	576
Impairment losses	**35**	79
Net gain from sale of other financial assets	**(843)**	-
Provision for loan to associated companies	**-**	2
Loss on disposal of property, plant and equipment	**6**	55
Change in fair value of investment properties	**(410)**	(355)
Fair value gains on derivative financial instruments	**(130)**	(66)
Profit on disposal of interests in subsidiary companies	**(170)**	(1,928)
(Profit) / loss on disposal of jointly controlled entities and associated companies	**(403)**	135
Operating Profit before Working Capital Changes	**3,308**	2,631
Increase in inventories	**(557)**	(510)
Increase in debtors, accounts receivable, deposits and prepayments	**(2,567)**	(2,337)
Increase / (decrease) in creditors, accounts payable, deposits and accruals	**1,507**	(61)
Effect of foreign exchange rate changes	**108**	(28)
Cash from / (used in) Consolidated Activities	**1,799**	(305)
Interest received	**202**	119
Interest paid	**(698)**	(445)
Income taxes paid	**(332)**	(202)
Net Cash from / (used in) Consolidated Activities	**971**	(833)

in HK$ million	**2008**	2007
Cash Flows from Investing Activities		
Purchase of subsidiary companies	**(38)**	(2)
Purchase of additional interests in a subsidiary company	**(2)**	(244)
Purchase of property, plant and equipment	**(5,036)**	(348)
Purchase of properties under development	**(1,743)**	(369)
Purchase of leasehold land	**(33)**	(344)
Purchase of intangible assets	**(597)**	(386)
Investment in jointly controlled entities and associated companies	**(2,507)**	(1,281)
Increase in other financial assets	**(393)**	(663)
Increase in non-current deposits	**(2,348)**	–
Proceeds on disposal of property, plant and equipment	**89**	46
Proceeds on sale of other financial assets	**1,786**	–
Proceeds on disposal of jointly controlled entities	**916**	–
Proceeds on disposal of interests in subsidiary companies	**526**	1,884
Issue of a subsidiary's shares	**–**	461
(Increase) / decrease in loans to jointly controlled entities	**(583)**	540
Decrease in loans to associated companies	**356**	215
Dividend income from jointly controlled entities and associated companies	**547**	547
Income from other financial assets	**79**	29
Net Cash (used in) / from Investing Activities	**(8,981)**	85
Cash Flows from Financing Activities		
Repurchases of shares	**(631)**	–
Issues of shares pursuant to the Plan	**8**	258
New borrowings	**16,829**	5,438
Repayment of loans	**(3,983)**	(1,914)
Decrease in minority interests	**(97)**	(209)
Dividends paid	**(1,757)**	(2,429)
Net Cash from Financing Activities	**10,369**	1,144
Net Increase in Cash and Cash Equivalents	**2,359**	396
Cash and Cash Equivalents at 1 January	**8,017**	3,634
Effect of Foreign Exchange Rate Changes	**264**	45
Cash and Cash Equivalents at 30 June	**10,640**	4,075
Analysis of the Balances of Cash and Cash Equivalents		
Cash and bank deposits	**10,695**	4,135
Bank overdrafts	**(55)**	(60)
	10,640	4,075

consolidated statement of changes in equity

for the six months ended 30 June – unaudited

in HK$ million	**2008**	2007
At 1 January		
Attributable to:		
Equity shareholders of the Company	**59,793**	46,510
Minority interests	**4,906**	1,499
Share of Reserves of Associated Companies		
Fair value gain on other financial assets	**38**	10
Loss on cash flow hedge of financial instruments	**(17)**	(3)
Retained profits	**(26)**	(22)
Share of capital redemption reserve	**-**	(11)
Share of capital reserve	**10**	36
Share of exchange translation differences	**77**	–
Share of Reserves of Jointly Controlled Entities		
Fair value gain on other financial assets	**7**	–
(Loss) / gain on cash flow hedge of financial instruments	**(7)**	2
Share of capital reserve	**64**	5
Share of exchange translation differences	**50**	15
Reserve Released on Disposal of Jointly Controlled Entities	**(72)**	-
Gain on Cash Flow Hedge of Financial Instruments	**20**	54
Fair Value (Loss) / Gain on Other Financial Assets	**(1,444)**	951
Transfer to Profit and Loss Account on Disposal of Other Financial Assets	**(1,453)**	-
Exchange Translation Differences	**2,211**	841
Net (Loss) / Income Recognised in Equity	**(542)**	1,878
Profit for the Period		
Attributable to:		
Equity shareholders of the Company	**4,377**	4,968
Minority interests	**570**	340
Total Recognised Income for the Period	**4,405**	7,186
Attributable to:		
Equity Shareholders of the Company	**3,647**	6,802
Minority Interests	**758**	384
	4,405	7,186
Dividend to Shareholders of the Company	**(1,757)**	(2,429)
Minority Interests	**13**	796
Repurchase of Shares	**(631)**	-
Share Options Exercised		
Premium received	**8**	252
Share capital issued	**-**	6
At 30 June	**66,737**	53,820

notes to the accounts

1 | Significant Accounting Policies

These condensed unaudited consolidated interim accounts ('the Accounts') are prepared in accordance with Hong Kong Accounting Standard ('HKAS') 34 'Interim Financial Reporting' issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies used in preparation of the Accounts are consistent with those adopted in the annual accounts for the year ended 31 December 2007 and with the adoption of certain new or revised Hong Kong Financial Reporting Standards, ('HKFRS') and HKAS in 2008 among which the following will have below impact to the Group:

- HK(IFRIC)-Int 12 'Service Concession Arrangements'

In accordance with HK(IFRIC)-Int 12, the vehicular tunnel is regarded as a service concession arrangement. As such, the Group has recognised the vehicular tunnel as an intangible asset instead of property, plant and equipment under fixed assets with retrospective effect from 1 January 2007. The carrying amount as at 1 January 2007 of HK$1,102 million has also been restated.

The adoption of the above accounting standard has no effect on the Group's results reported for the period ended 30 June 2008.

2 | Turnover and Segment Information

An analysis of the Group's turnover and profit from consolidated activities and share of results of jointly controlled entities and associated companies by business is as follows:

six months ended 30 June **2008** *in HK$ million*	turnover	profit from consolidated activities	share of results of jointly controlled entities	share of results of associated companies	group total	segment allocations	segment profit
By principal activities							
Special Steel	**15,212**	**1,846**	**405**	**-**	**2,251**	**-**	**2,251**
Property	**901**	**477**	**(9)**	**(5)**	**463**	**46**	**509**
Infrastructure	**1,289**	**680**	**141**	**(65)**	**756**	**-**	**756**
Listed Subsidiary Companies							
CITIC 1616	**1,128**	**178**	**-**	**-**	**178**	**-**	**178**
Dah Chong Hong	**9,631**	**449**	**29**	**(29)**	**449**	**(46)**	**403**
Others	**157**	**919**	**75**	**(18)**	**976**	**-**	**976**
Change in Fair Value of Investment Properties	**-**	**410**	**-**	**160**	**570**	**-**	**570**
Less: General and Administration Expenses	**-**	**(283)**	**-**	**-**	**(283)**	**-**	**(283)**
	28,318	**4,676**	**641**	**43**	**5,360**	**-**	**5,360**
Net Finance Income							**83**
Taxation							**(496)**
Profit for the Period							**4,947**

notes to the accounts

2 | Turnover and Segment Information *continued*

six months ended 30 June 2007 *in HK$ million*	turnover	profit from consolidated activities	share of results of jointly controlled entities	share of results of associated companies	group total	segment allocations	segment profit
By principal activities							
Special Steel	8,737	1,274	227	–	1,501	–	1,501
Property	371	293	(11)	46	328	42	370
Infrastructure	595	113	260	569	942	–	942
Listed Subsidiary Companies							
CITIC 1616	2,831	2,039	–	–	2,039	–	2,039
Dah Chong Hong	7,062	272	22	2	296	(42)	254
Others	22	21	154	(25)	150	–	150
Change in Fair Value of Investment Properties	–	355	–	116	471	–	471
Less: General and Administration Expenses	–	(238)	–	–	(238)	–	(238)
	19,618	4,129	652	708	5,489	–	5,489
Net Finance Charges							(7)
Taxation							(174)
Profit for the Period							5,308

An analysis of the Group's turnover by geographical area is as follows:

in HK$ million	six months ended 30 June **2008**	2007
By geographical area		
Hong Kong	**6,052**	6,326
Mainland China	**21,177**	12,410
Overseas	**1,089**	882
	28,318	19,618

3 | Profit from Consolidated Activities

The profit from consolidated activities is arrived at after crediting and charging:

	six months ended 30 June	
		As restated
in HK$ million	**2008**	2007
Crediting		
Dividend income from other financial assets	**93**	29
Profit on disposal of subsidiary company	**170**	1,928
Profit on disposal of jointly controlled entity	**403**	-
Charging		
Cost of inventories sold	**20,738**	12,803
Depreciation of property, plant and equipment	**432**	500
Amortisation of intangible assets	**51**	49
Amortisation of leasehold land	**25**	24
Impairment losses on other financial assets	**21**	1
Impairment losses on fixed assets	**14**	72

4 | Net Finance (Income) / Charges

	six months ended 30 June	
in HK$ million	**2008**	2007
Finance charges		
Interest expenses	**709**	421
Amount capitalised	**(388)**	(262)
Fair value gains on derivative financial instruments	**(130)**	(66)
Exchange (gain) / loss	**(30)**	10
Other finance charges	**28**	23
	189	126
Finance income		
Interest income	**(272)**	(119)
	(83)	7

notes to the accounts

5 | Taxation

Hong Kong profits tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations. Details as follows:

	six months ended 30 June	
in HK$ million	**2008**	2007
Current taxation		
Hong Kong profits tax	**114**	104
Overseas taxation	**367**	207
Deferred taxation		
Changes in fair value of investment properties	**76**	55
Origination and reversal of other temporary differences	**(29)**	(15)
Effect on tax rate change	**(32)**	(177)
	496	174

6 | Dividends

	six months ended 30 June	
in HK$ million	**2008**	2007
2007 Final dividend paid: HK$0.80 (2006: HK$0.80) per share	**1,757**	1,767
2007 Special dividend paid: Nil (2006: HK$0.30) per share	**-**	662
	1,757	2,429
2008 Interim dividend proposed: HK$0.30 (2007: HK$0.40) per share	**658**	883
2008 Special dividend proposed: Nil (2007: HK$0.20) per share	**-**	442
	658	1,325

7 | Earnings per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$4,377 million (2007: HK$4,968 million).

The basic earnings per share is based on the weighted average number of 2,198,430,092 shares in issue during the period (2007: 2,203,437,210 shares in issue). The diluted earnings per share is based on 2,203,728,977 shares (2007: 2,208,527,391 shares) which is the weighted average number of shares in issue during the period plus the weighted average number of 5,298,885 shares (2007: 5,090,181 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

8.1 | Debtors, Accounts Receivable, Deposits and Prepayments

in HK$ million	**30 June 2008**	31 December 2007
Trade debtors and bills receivable		
Within 1 year	**5,811**	4,248
Over 1 year	**54**	42
	5,865	4,290
Accounts receivable, deposits and prepayments	**6,030**	4,002
	11,895	8,292

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) Each business unit has a defined credit policy appropriate to its circumstances.

iii) The carrying amounts of debtors, accounts receivable, deposits and prepayments approximate their fair value.

iv) Accounts receivable, deposits and prepayments include derivative financial assets of HK$580 million (2007: HK$251 million), amounts due from jointly controlled entities of HK$143 million (2007: HK$138 million), which are unsecured, interest free and recoverable on demand, except for an amount of HK$5 million (2007: HK$1 million) which is interest bearing, and amounts due from associated companies of HK$200 million (2007: HK$90 million) which are unsecured, interest free and recoverable on demand.

8.2 | Creditors, Accounts Payable, Deposits and Accruals

in HK$ million	**30 June 2008**	31 December 2007
Trade creditors and bills payable		
Within 1 year	**4,803**	4,532
Over 1 year	**587**	329
	5,390	4,861
Accounts payable, deposits and accruals	**6,986**	5,866
	12,376	10,727

Note:

i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$29 million (2007: HK$66 million).

ii) The carrying amounts of creditors, accounts payable, deposits and accruals approximate their fair value.

report on review of interim financial report

Report on Review of Interim Financial Report to The Board of Directors of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 20 to 29, which comprises the consolidated balance sheet of CITIC Pacific Limited (the 'Company') and its subsidiaries (together, the 'Group') as at 30 June 2008 and the related consolidated profit and loss account, statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 'Interim Financial Reporting' issued by the Hong Kong Institute of Certified Public Accountants ('HKAS 34'). The directors of the Company are responsible for the preparation and presentation of this interim financial report in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial report based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial report consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 'Interim Financial Reporting'.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 August 2008

statutory disclosure

Dividend and Closure of Register

The Directors have declared an interim dividend of HK$0.30 per share (2007: interim dividend of HK$0.40 per share and a special dividend of HK$0.20 per share) for the year ending 31 December 2008 payable on Friday, 26 September 2008 to shareholders whose names appear on the Register of Members of the Company on Monday, 22 September 2008. The Register of Members of the Company will be closed from Tuesday, 16 September 2008 to Monday, 22 September 2008, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 12 September 2008.

Share Option Plan

Share Option Plan adopted by the Company

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's shares as stated in the Hong Kong Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's shares as stated in the Hong Kong Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

All options granted and accepted under the Plan can be exercised in whole or in part within 5 years from the date of grant. During the six months ended 30 June 2008, no options were granted, cancelled or lapsed. A summary of the movements of the share options during the six months ended 30 June 2008 is as follows:

A. Directors of the Company

			number of share options			
name of director	date of grant	exercise price HK$	balance as at 01.01.08	exercised during the 6 months ended 30.06.08	balance as at 30.06.08	percentage of issued share capital %
Larry Yung Chi Kin	05.12.05	20.50	100,000,000 *(Note 1)*	-	100,000,000	
	16.10.07	47.32	2,000,000	-	2,000,000	
					102,000,000	4.649
Peter Lee Chung Hing	01.11.04	19.90	1,000,000	-	1,000,000	
	20.06.06	22.10	1,200,000	-	1,200,000	
	16.10.07	47.32	1,200,000	-	1,200,000	
					3,400,000	0.155

name of director	date of grant	exercise price HK$	number of share options balance as at 01.01.08	exercised during the 6 months ended 30.06.08	balance as at 30.06.08	percentage of issued share capital %
Carl Yung Ming Jie	01.11.04	19.90	500,000	–	500,000	
	20.06.06	22.10	600,000	–	600,000	
	16.10.07	47.32	800,000	–	800,000	
					1,900,000	0.087
Leslie Chang Li Hsien	01.11.04	19.90	350,000	–	350,000	
	20.06.06	22.10	800,000	–	800,000	
	16.10.07	47.32	800,000	–	800,000	
					1,950,000	0.089
Vernon Francis Moore	01.11.04	19.90	1,000,000	–	1,000,000	
	20.06.06	22.10	700,000	–	700,000	
	16.10.07	47.32	600,000	–	600,000	
					2,300,000	0.105
Li Shilin	16.10.07	47.32	500,000	–	500,000	0.023
Liu Jifu	20.06.06	22.10	700,000	–	700,000	
	16.10.07	47.32	700,000	–	700,000	
					1,400,000	0.064
Chau Chi Yin	01.11.04	19.90	500,000	–	500,000	
	20.06.06	22.10	800,000	–	800,000	
	16.10.07	47.32	800,000	–	800,000	
					2,100,000	0.096
Milton Law Ming To	01.11.04	19.90	334,000	–	334,000	
	20.06.06	22.10	800,000	–	800,000	
	16.10.07	47.32	800,000	–	800,000	
					1,934,000	0.088
Wang Ande	20.06.06	22.10	500,000	150,000 *(Note 2)*	350,000	
	16.10.07	47.32	800,000	–	800,000	
					1,150,000	0.052
Kwok Man Leung	16.10.07	47.32	600,000 *(Note 3)*	–	600,000	0.027
Chang Zhenming	16.10.07	47.32	500,000	–	500,000	0.023

Note:

1. *These share options were granted by CITIC Hong Kong (Holdings) Limited, a substantial shareholder of the Company, and can be exercised during the period from 5 December 2008 to 4 December 2010.*
2. *The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$35.40.*
3. *Mr Kwok Man Leung was appointed as director of the Company on 1 April 2008. Thus, this is in respect of the balance as of 1 April 2008.*

B. Employees of the Company working under continuous contracts (as defined in the Employment Ordinance), other than the Directors

		number of share options		
date of grant	exercise price HK$	balance as at 01.01.08	exercised during the 6 months ended 30.06.08	balance as at 30.06.08
1 November 2004	19.90	1,030,000	–	1,030,000
20 June 2006	22.10	2,239,000	193,000 *(Note 4)*	2,046,000
16 October 2007	47.32	6,750,000	–	6,750,000

Note :

4. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$36.62.

C. Others

		number of share options		
date of grant	exercise price HK$	balance as at 01.01.08	exercised during the 6 months ended 30.06.08	balance as at 30.06.08
1 November 2004	19.90	200,000 *(Note 5)*	–	200,000
16 October 2007	47.32	50,000 *(Note 5)*	–	50,000

Note:

5. These are in respect of options granted to former employees under continuous contracts, who have subsequently retired or resigned.

Share Option Plans adopted by Subsidiaries of the Company

CITIC 1616 Holdings Limited ('CITIC 1616')
CITIC 1616 adopted a share option plan ('CITIC 1616 Share Option Plan') on 17 May 2007. On 23 May 2007, options to subscribe for a total of 18,720,000 shares in CITIC 1616, representing approximately 1% of the issued share capital, at the exercise price of HK$3.26 per share, were granted under the CITIC 1616 Share Option Plan and all were accepted. All options granted can be exercised in whole or in part within 5 years from the date of grant. None of the above options were exercised or cancelled but options for 2,445,000 shares of CITIC 1616 have lapsed during the six months ended 30 June 2008. No further options were granted during the six months ended 30 June 2008. The grantees were certain directors or employees of CITIC 1616 working under continuous contracts (as defined in the Employment Ordinance). None were granted to the directors, chief executives or substantial shareholders of the Company.

Dah Chong Hong Holdings Limited ('DCH Holdings')
Pre-IPO Share Option Scheme
DCH Holdings adopted the Pre-IPO Share Option Scheme ('Pre-IPO Scheme') on 28 September 2007.

DCH Holdings has granted 18,000,000 options under the Pre-IPO Scheme before the listing of DCH Holdings at the exercise price of HK$5.88 per share. No options will be offered or granted under the Pre-IPO Scheme after DCH Holdings' listing. All options granted and accepted fully vested on the date of grant but have a lock-up period of 6 months from the listing of DCH Holdings and are then exercisable in whole or in part within 5 years from the date of grant.

None of the options granted under the Pre-IPO Scheme were exercised, cancelled or lapsed during the six months ended 30 June 2008. The grantees were certain directors or employees of the DCH Holdings group working under continuous contracts (as defined in the Employment Ordinance). None were granted to the directors, chief executives or substantial shareholders of the Company.

Post-IPO Share Option Scheme
DCH Holdings adopted the Post-IPO Share Option Scheme ('Post-IPO Scheme') on 28 September 2007.
DCH Holdings has not granted any options under the Post-IPO Scheme since its adoption.

Directors' Interests in Securities

The interests of the Directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 30 June 2008 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. Shares in the Company and associated corporations

name of director	number of shares personal interests unless otherwise stated	percentage to the issued share capital %
CITIC Pacific Limited		
Larry Yung Chi Kin	416,495,000 *(Note 1)*	18.982
Henry Fan Hung Ling	50,640,000 *(Note 2)*	2.308
Peter Lee Chung Hing	1,000,000	0.046
Carl Yung Ming Jie	300,000	0.014
Leslie Chang Li Hsien	480,000	0.022
Vernon Francis Moore	4,200,000 *(Note 3)*	0.191
Li Shilin	300,000	0.014
Liu Jifu	840,000	0.038
Chau Chi Yin	536,000	0.024
Wang Ande	400,000	0.018
Hansen Loh Chung Hon	1,550,000 *(Note 4)*	0.071
André Desmarais	10,145,000 *(Note 5)*	0.462
Peter Kruyt (alternate director to Mr André Desmarais)	34,100	0.002
CITIC 1616 Holdings Limited		
Vernon Francis Moore	200,000 *(Note 3)*	0.010
Chau Chi Yin	26,750	0.001
Dah Chong Hong Holdings Limited		
Li Shilin	12,000	0.001
Liu Jifu	33,600 *(Note 6)*	0.002
Chau Chi Yin	21,000	0.001
Hansen Loh Chung Hon	62,000 *(Note 7)*	0.003

Note:

1. *Corporate interest*
2. *Corporate interest in respect of 5,640,000 shares and trust interest in respect of 45,000,000 shares*
3. *Trust interest*
4. *Personal interest in respect of 1,050,000 shares; corporate interest in respect of 500,000 shares and family interest in respect of 500,000 shares which duplicate each other*
5. *Corporate interest in respect of 10,000,000 shares and family interest in respect of 145,000 shares*
6. *Family interest*
7. *Corporate interest in respect of 20,000 shares and concert party interest in respect of 42,000 shares*

2. Share Options in the Company

The interests of the Directors in the share options (being regarded as unlisted physically settled equity derivatives) of the Company are stated in detail in the preceding section of Share Option Plan.

3. Share Options in an associated corporation, CITIC Capital Holdings Limited

		number of share options				
name of director	date of grant	balance as at 01.01.08	granted during the 6 months ended 30.06.08	lapsed / cancelled / exercised during the 6 months ended 30.06.08	balance as at 30.06.08	percentage of issued share capital %
Peter Lee Chung Hing	02.03.05	15,000	–	–	15,000	
	04.04.06	10,000	–	–	10,000	
	11.12.07	10,000	–	–	10,000	
					35,000	0.125
Leslie Chang Li Hsien	02.03.05	15,000	–	–	15,000	
	04.04.06	10,000	–	–	10,000	
	11.12.07	10,000	–	–	10,000	
					35,000	0.125
Vernon Francis Moore	02.03.05	15,000	–	–	15,000	
	04.04.06	10,000	–	–	10,000	
	11.12.07	10,000	–	–	10,000	
					35,000	0.125
Chang Zhenming	11.12.07	125,000	–	–	125,000	0.446

Save as disclosed above, as at 30 June 2008, none of the Directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

Substantial Shareholders

As at 30 June 2008, the interests of the substantial shareholders, other than the Directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

1. Interest in the Shares

name	number of shares of the Company	percentage to the issued share capital %
CITIC Group	643,611,285	29.333
CITIC Hong Kong (Holdings) Limited ('CITIC HK')	643,611,285	29.333
Heedon Corporation	496,386,285	22.623
Honpville Corporation	310,988,221	14.174
Power Corporation of Canada	156,220,000	7.120
Gelco Enterprises Ltee	156,220,000	7.120
Nordex Inc.	156,220,000	7.120
Paul G. Desmarais	156,220,000	7.120

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

name of subsidiary companies of CITIC HK	number of shares of the Company	percentage to the issued share capital %
Affluence Limited	46,089,000	2.101
Winton Corp.	30,718,000	1.400
Westminster Investment Inc.	101,960,000	4.647
Jetway Corp.	20,462,000	0.933
Cordia Corporation	32,258,064	1.470
Honpville Corporation	310,988,221	14.174
Hainsworth Limited	91,136,000	4.154
Southpoint Enterprises Inc.	10,000,000	0.456
Raymondford Company Limited	2,823,000	0.129

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited, Southpoint Enterprises Inc. and Raymondford Company Limited holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Affluence Limited is the direct holding company of Man Yick Corporation which is the direct holding company of Raymondford Company Limited. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Affluence Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Man Yick Corporation in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Power Corporation of Canada is a company 53.83% controlled by Gelco Enterprises Ltee which in turn is 94.95% controlled by Nordex Inc. and the remainder by Mr Paul G. Desmarais. Nordex Inc. in turn is 68% controlled directly by Mr Paul G. Desmarais and indirectly as to 32% by the latter. Thus, the aforesaid interests of Power Corporation of Canada, Gelco Enterprises Ltee, Nordex Inc. and Mr Paul G. Desmarais in the Company duplicate each other.

2. Short Position in the Shares

name	number of shares of the Company	percentage to the issued share capital %
CITIC Group	100,000,000	4.558
CITIC HK	100,000,000	4.558

These are in respect of options granted by CITIC HK to Mr Larry Yung Chi Kin, the Chairman of the Company.

Share Capital

During the six months ended 30 June 2008, the Company made the following repurchases of its own shares on the Hong Kong Stock Exchange for purpose of enhancing its earnings per share:

month / year	number of shares repurchased	price per share highest (HK$)	price per share lowest (HK$)	aggregate price paid (HK$)
January 2008	15,484,000	37.90	32.25	545,205,150
June 2008	2,837,000	30.40	28.50	83,689,450

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$7.3 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the six months ended 30 June 2008 and the Company has not redeemed any of its shares during the six months ended 30 June 2008.

Continuing Disclosure Requirements under Rule 13.22 of the Listing Rules

The Company has included a proforma combined balance sheet of the relevant affiliated companies as required therein under Rule 13.22 of the Listing Rules. Affiliated companies include associated companies and jointly controlled entities.

Proforma combined balance sheet of affiliated companies

in HK$ million	Group's attributable interest as at 30 June 2008
Fixed Assets	7,559
Jointly Controlled Entities	422
Intangible Assets	1,826
Pension Assets	29
Other Non Current Assets	1,950
Net Current Assets	1,806
Total Assets Less Current Liabilities	13,592
Long Term Borrowings	(3,281)
Deferred Tax Liabilities	(173)
Derivative Financial Instruments	(1,151)
Loan from Shareholders	(5,224)
	3,763

statutory disclosure

Corporate Governance

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Details of our corporate governance practices can be found on page 49 of the 2007 annual report and the Company's website www.citicpacific.com.

Throughout the six months ended 30 June 2008, CITIC Pacific has complied with all code provisions in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Audit Committee of the Board, consisting of three non-executive directors of whom two are independent, has reviewed the Interim Report with management and the Company's internal and external auditors and recommended its adoption by the Board.

The Interim Accounts, which are prepared in accordance with HKAS 34 'Interim Financial Reporting', have been reviewed by the Company's independent auditors PricewaterhouseCoopers in accordance with the Hong Kong Standard on Review Engagements 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity'.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies ('Model Code') contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all Directors have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2008.

definition of terms

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all businesses	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments, including proceeds from sale of businesses and dividend declared
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	A business's after tax profit that contributes to unallocated central interest, overhead and goodwill

Ratios

Earnings per share

$$= \frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

Shareholders' funds per share

$$= \frac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$$

Leverage

$$= \frac{\text{Net debt}}{\text{Total capital}}$$

Cashflow per share

$$= \frac{\text{Cash contributed from all businesses}}{\text{Total issued and fully paid shares at end of the year}}$$

Interest cover

$$= \frac{\text{EBITDA}}{\text{Interest expense}}$$

corporate information

Headquarters and Registered Office
32nd Floor, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong
Telephone: +852 2820 2111 Fax: +852 2877 2771

Website
www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary financial reports to shareholders, announcements, press releases and other information.

Stock Codes
The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267.HK
American Depositary Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars
Shareholders should contact our Registrars, Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong at +852 2980 1333, or by fax: +852 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Investor Relations
Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at +852 2820 2004, by fax: +852 2522 5259 or at investor.relations@citicpacific.com.

Financial Calendar

Closure of Register:	16 September 2008 to 22 September 2008
Interim Dividend payable:	26 September 2008

The Interim Report is printed in English and Chinese language and is available on our website at www.citicpacific.com under the 'Investor Information' section.

Shareholders may choose to receive the Interim Report in printed form in either the English or Chinese language or both or by electronic means. Shareholders may at any time change their choice on these matters by writing to the Company's Share Registrars.

Shareholders having difficulty in gaining access to the Interim Report will promptly be sent printed copies free of charge upon request to the Company's Share Registrars.

Non-shareholders are requested to write to the Company Secretary, CITIC Pacific Limited, 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, or by fax: +852 2877 2771 or by email: contact@citicpacific.com.

CITIC Pacific Ltd
32/F CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong
Tel: +852 2820 2111
Fax: +852 2877 2771

www.citicpacific.com

Stock code: **0267**

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

12 September 2008

Dear Shareholders,

CITIC PACIFIC LIMITED
2008 INTERIM REPORT

We are pleased to enclose the 2008 Interim Report. The 2008 Interim Report has been prepared in English and Chinese. Please note that both the English and the Chinese versions of the above document are also available on the Company's website at http://www.citicpacific.com.

If you have chosen to rely on the version of the above document posted on the Company's website in lieu of the printed copies and for any reason you have difficulty in receiving or gaining access to the same or wishes to receive a printed copy; or if you have received the above document in either English or Chinese only and would like to receive a printed copy in the other language or in both languages, please complete Part A of the enclosed request slip and send it to the Company's share registrars, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, using the postage prepaid envelope provided.

You have the right at any time by reasonable notice in writing to the Company's share registrars to change the choice of language and means of receipt of the Corporate Communication*. If you would like to change the choice of language and means of receipt of future Corporate Communication in the future, please complete Part B of the enclosed request slip and send it to the Company's share registrars using the postage prepaid envelope provided.

* "Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:–

(a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;

(b) the interim report and, where applicable, summary interim report;

(c) a notice of meeting;

(d) a listing document;

(e) a circular; and

(f) a proxy form.

If you have any queries relating to this letter, please call our hotline at (852) 2980 1333.

Yours faithfully,
For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

CITIC Pacific Ltd. 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Website: www.citicpacific.com

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：267)

敬啟者：

中信泰富有限公司
二零零八年中期報告

吾等欣然隨函附奉二零零八年中期報告。二零零八年中期報告分別以中英文編製。務請注意，上述文件之中英文版本亦登載於本公司網站http://www.citicpacific.com。

倘　閣下選擇倚賴於本公司網站登載之上述文件版本以代替印刷本，而基於任何理由　閣下在收取或瀏覽有關文件時遇到困難或如欲收取印刷本；或倘　閣下已收取上述文件之英文或中文版本而欲收取另一種語言或兩種語言之印刷本，請填妥隨附申請回條甲部，並使用所提供之已付郵資信封，寄回本公司之股份過戶登記處卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

閣下有權隨時向本公司之股份過戶登記處發出合理書面通知，更改選擇收取公司通訊#之語言版本及方式。　閣下如欲更改選擇日後收取公司通訊之語言版本及方式，請填妥隨附申請回條乙部，並使用所提供之已付郵資信封，寄回本公司之股份過戶登記處。

「公司通訊」指任何已經或將會由本公司刊發，以供　閣下參考或採取行動之任何文件，包括但不限於：

(a) 董事會報告、其年度賬目連同核數師報告及（如適用）其財務摘要報告；

(b) 中期報告及（如適用）中期摘要報告；

(c) 會議通告；

(d) 上市文件；

(e) 通函；及

(f) 代表委任表格。

倘　閣下對本函件有任何疑問，請致電查詢熱線(852) 2980 1333。

此致

列位股東　台照

代表
中信泰富有限公司
公司秘書
陳翠嫦
謹啟

二零零八年九月十二日

中信泰富有限公司　香港中環添美道一號中信大廈三十二樓

電話：2820 2111　圖文傳真：2877 2771　電子郵件：contact@citicpacific.com　網址：www.citicpacific.com

CHANGE OF ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF CORPORATE COMMUNICATION
REQUEST SLIP

To: CITIC Pacific Limited
c/o Tricor Tengis Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

PART A — TO RECEIVE PRINTED VERSION OF THE 2008 INTERIM REPORT

Please tick only one box.

(a) ☐ I/We have already received the Chinese version of the 2008 Interim Report but I would now like to receive an English version; OR

(b) ☐ I/We have already received the English version of the 2008 Interim Report but I would now like to receive a Chinese version; OR

(c) ☐ I/We have chosen to rely on the 2008 Interim Report posted on the Company's website but would like to receive a printed copy of the 2008 Interim Report in English / Chinese / both English and Chinese*.

** Please delete whichever is inappropriate*

PART B — TO CHANGE THE ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF FUTURE CORPORATE COMMUNICATION

Please tick only one box.

(a) ☐ I/We would like to receive the printed **English** version only of the Corporate Communication; OR

(b) ☐ I/We would like to receive the printed **Chinese** version only of the Corporate Communication; OR

(c) ☐ I/We would like to receive **both the printed English and the printed Chinese** versions of the Corporate Communication; OR

(d) ☐ I/We would like to rely on the Corporate Communication posted on the Company's website in lieu of printed versions and to receive email notification to my/our email address at ______________________ *(Note 5)* of the publication of the Corporate Communication on the Company's website.

Please note that:

1. *"Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:–*

   (a) *the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;*
   (b) *the interim report and, where applicable, summary interim report;*
   (c) *a notice of meeting;*
   (d) *a listing document;*
   (e) *a circular; and*
   (f) *a proxy form.*

2. *The above instruction will apply to all Corporate Communication to be sent to our shareholders not less than 10 business days after the date hereof until you inform us otherwise.*

3. *Both the English and the Chinese versions of all Corporate Communication will be available from the Company or its share registrars on request.*

4. *If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this request slip in order to be valid.*

5. *If you do not provide your email address, you will NOT be notified as and when the Corporate Communication is published on the Company's website.*

6. *You have the right at any time by reasonable notice in writing to the Company's share registrars to change the choice of language and means of receipt of the Corporate Communication.*

7. *If you choose to rely on the version of the Corporate Communication posted on the Company's website in lieu of the printed versions, and for any reason you have difficulty in receiving or gaining access to the same, you will promptly upon request be sent the Corporate Communication in printed form free of charge.*

8. *If you have any queries relating to this form, please call our hotline at (852) 2980 1333.*

Name: ______________________ Signature: ______________________

Contact telephone number: ______________________ Date: ______________________

Folio number: ______________________ *(Please refer to your share certificate(s))*

Address: ____

敬請垂注：

1. *「公司通訊」指任何已經或將會由本公司刊發，以供　閣下參考或採取行動之任何文件，包括但不限於：*

   (a) *董事會報告、其年度賬目連同核數師報告及（如適用）其財務摘要報告；*
   (b) *中期報告及（如適用）中期摘要報告；*
   (c) *會議通告；*
   (d) *上市文件；*
   (e) *通函；及*
   (f) *代表委任表格。*

2. *上述指示將適用於本公司在不少於申請回條日期後10個營業日致本公司股東之所有公司通訊，直至　閣下另行通知本公司為止。*

3. *本公司或其股份過戶登記處將應要求提供所有公司通訊之中英文版本。*

4. *倘　閣下之股份屬聯名持有，所有聯名持有人或於股東名冊內排名首位之聯名持有人須簽署本申請回條方告有效。*

5. *倘　閣下並無提供　閣下之電郵地址，　閣下將不會於本公司網站登載公司通訊時獲發通知。*

6. *閣下有權隨時向本公司之股份過戶登記處發出合理書面通知，更改選擇收取公司通訊之語言版本及方式。*

7. *倘　閣下選擇依賴於本公司網站登載之公司通訊版本以代替印刷本，而基於任何理由　閣下在收取或瀏覽有關公司通訊時遇到困難，則本公司將應要求即時向　閣下免費寄發有關公司通訊之印刷本。*

8. *倘　閣下對本回條有任何疑問，請致電查詢熱線(852) 2980 1333。*

姓名：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿　簽署：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

聯絡電話號碼：＿＿＿＿＿＿＿＿＿＿＿＿　日期：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

股東編號：＿＿＿＿＿＿＿＿＿＿＿＿＿＿ *(請參照　閣下股票)*

地址：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

更改選擇收取公司通訊之語言版本及方式
申請回條

致： 中信泰富有限公司
經卓佳登捷時有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓

甲部—收取二零零八年中期報告之印刷本

請僅於其中一個空格內填上「✓」號。

(a) ☐ 本人／吾等已收取中文版本之二零零八年中期報告，但現欲收取英文版本；或

(b) ☐ 本人／吾等已收取英文版本之二零零八年中期報告，但現欲收取中文版本；或

(c) ☐ 本人／吾等已選擇倚賴於 貴公司網站登載之二零零八年中期報告，但欲收取英文／中文／英文及中文*版本之二零零八年中期報告印刷本。

* *請刪去不適用者*

乙部—更改選擇日後收取公司通訊之語言版本及方式

請僅於其中一個空格內填上「✓」號。

(a) ☐ 本人／吾等僅欲收取**英文**版本之公司通訊印刷本；或

(b) ☐ 本人／吾等僅欲收取**中文**版本之公司通訊印刷本；或

(c) ☐ 本人／吾等欲收取**英文及中文**版本之公司通訊印刷本；或

(d) ☐ 本人／吾等欲依賴於 貴公司網站登載之公司通訊，以代替印刷本，並以本人／吾等之電郵地址 ______________________ *(附註5)* 收取有關 貴公司於網站登載公司通訊所發出之電郵通知。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第五屆董事會第四次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-016

大冶特殊钢股份有限公司
第五届董事会第四次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第五届董事会第四次会议于2008年8月12日以书面、传真或电子邮件方式发出通知，于2008年8月22日以通讯方式召开，会议应到董事11名，实到董事11名。会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了如下决议：

一、审议通过了《公司2008年半年度报告及其摘要》；

该议案表决结果，同意票11票；弃权票、反对票为0票。

二、审议通过了《关于修改2008年度日常关联交易预计的议案》;

具体内容见《关于修改2008年度日常关联交易预计的公告》。

独立董事事前认可本议案，同意将本议案提交董事会审议；在董事会审议此议案中，发表了同意的独立意见。

该议案的表决，关联董事蔡星海先生、李松兴先生、罗铭韬先生、邵鹏星先生、文武先生、王培熹先生回避表决。其表决结果：赞成票5票；反对票、弃权票为0票。

该议案需提交公司下次股东大会审议通过。

三、审议通过了《关于防范控股股东及关联方占用公司资金的管理制度》(见附件);

该议案表决结果，同意票11票；弃权票、反对票为0票。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008年8月22日

附件：

大冶特殊钢股份有限公司
关于防范控股股东及关联方占用公司资金的管理制度

第一章　总则

第一条　为规范大冶特殊钢股份有限公司（以下简称公司）与控股股东及关联方之间的资金往来，建立防止控股股东及关联方占用公司资金的长效机制，严格控制控股股东及关联方占用公司资金行为的发生，保证公司财产的安全，维护公司和股东的合法权益，根据《公司法》、《国务院批转证监会关于提高上市公司质量意见的通知》、《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》等法律法规和《公司章程》的规定，特制定本制度。

第二条　本制度所称资金占用包括经营性资金占用和非经营性资金占用。经营性资金占用，是指控股股东及关联方通过采购、销售、劳务等日常生产经营活动的关联交易产生的资金占用；非经营性资金占用，是指为控股股东及关联方垫付工资、福利、保险、广告等费用和其他支出，代控股股东及关联方偿还债务而支付的资金，有偿或无偿直接或间接拆借给控股股东及关联方的资金，为控股股东及关联方承担担保责任而形成的债权，其他在没有商品和劳务对价情况下提供给控股股东及关联方使用的资金。

第三条　公司董事、监事和高级管理人员对维护公司资金安全有法定义务。

第二章　防范控股股东及关联方占用资金的原则

第四条　公司与控股股东及关联方发生的经营性资金往来中，应当严格限制占用公司资金。公司不得以垫支工资、福利、保险、公告等费用，预付投资款等方式，将资金、资产和资源直接或间接地提供给控股股东及关联方使用，也不得互相代为承担成本或其他支出。

第五条　公司不得以下列方式将资金直接或间接地提供给控股股东及关联方使用：

1、有偿或无偿地拆借公司资金给控股股东及关联方使用；

2、通过银行或非银行金融机构向关联方提供委托贷款；

3、委托控股股东及关联方进行投资活动；

4、为控股股东及关联方开具没有真实交易背景的商业承兑汇票；

5、代控股股东及关联方偿还债务；

6、中国证监会认定的其他方式。

第六条　公司与控股股东及关联方发生的关联交易事项必须严格按照《深圳证券交易所股票上市规则》、《公司关联交易管理办法》进行决策和实施。

第七条　公司严格控制对外担保。公司对控股股东及关联方提供的担保，须经董事会审查通过后，提交股东大会审议通过。

第八条　公司聘请的会计师事务所在为公司年度财务会计报告进行审计工作中，应当根据相关法规的规定，对公司存在控股股东及关联方占用资金情况出具专项说明，公司应按相关规定就专项说明作出公告。

第三章　防范控股股东及关联方占用资金的责任及措施

第九条　公司严格防止控股股东及关联方的非经营性占用资金的行为，建立防止控股股东及关联方非经营性占用资金长效机制。

第十条　公司董事、监事、高级管理人员应按照《公司章程》、《公司股东大会议事规则》、《公司董事会议事规则》、《公司监事会议事规则》、《公司总经理议事规则》等规定勤勉履行职责，维护公司资金和财产的安全。

第十一条　公司设立防范控股股东及关联方占用资金行为领导小组，由董事长任组长，总经理、总会计师任副组长，成员由财务部、审计部有关人员组成。该小组为防范控股股东及关联方占用资金行为日常监督机构。

第十二条　公司董事会、经理层按照职责权限审批公司与控股股东及关联方的关联交易事项。

第十三条　公司与控股股东及关联方进行关联交易，其资金审批和支付流程，必须严格执行关联交易协议和资金管理的有关规定，不得形成非正常的经营性资金占用。

第十四条　公司与控股股东及关联方开展采购、销售、劳务等经营性关联交易事项时，必须签定有真实交易背景的经济合同。由于市场原因，致使已签定的合同无法执行的，应详细说明原因，经合同双方协商后解除合同，作为已预付货款退回的依据。

第十五条　公司财务部每月对公司与控股股东及关联方占用资金情况进行

检查，上报检查情况，坚决杜绝控股股东及关联方非经营性占用资金情况的发生。对于经营性的占用资金，也必须按照合同规定，按期收回。

第十六条　公司总会计师每季度要组织财务部等相关部门对公司与控股股东及关联方占用资金情况进行核查，并填报公司资金占用情况季报表 ，建立每季一报制度。按照相关规定，于每季度初 5 个工作日内向湖北证监局报送上季度资金占用情况。前述每季度的检查工作，由公司监事会进行监督。

第十七条　公司董事、监事、高级管理人员要关注公司是否被控股股东及关联方挪用资金等侵占公司利益的行为。公司独立董事、监事会应了解公司是否被控股股东及关联方占用、转移公司资金、资产及其他资源的情况，如发现此类情况，及时提请公司董事会采取相应措施。

第十八条　审计部按照事前、事中、事后监督的原则，负责对经营活动和内部控制执行情况进行检查和审计，针对检查和审计中出现的问题，提出改进措施和处理意见，确保公司的生产经营的稳定运行和公司资金、资产的安全。

第十九条　若发生控股股东及关联方违规占用资金，公司应依法制定清欠方案，及时清欠，以维护公司和股东的利益。同时，向监管部门报告和公告。

第二十条　公司董事会发现控股股东违规占用资金的，应依据相关裁定对控股股东持有的公司股份实施冻结，直至其归还所占用资金。控股股东可以通过现金清偿、红利抵债、以股抵债、以资抵债等方式，实现清偿。但“以资抵债”的资产质量必须符合规定要求。

第二十一条　公司发生控股股东及关联方侵占公司资产、损害公司利益及投资者权益时，公司董事会应采取坚决、有效的措施，制止控股股东及关联方的侵害，要求其赔偿损失。当控股股东及关联方拒不纠正时，公司董事会应及时对控股股东及关联方提起法律诉讼。

第四章　防范控股股东及关联方占用资金的责任追究及处罚

第二十二条　公司董事、监事、高级管理人员，在决策、审核、审批及直接处理与控股股东及关联方的资金往来事项时，违反本制度规定，给公司造成损失的，应当承担赔偿责任。造成重大损失的，公司应向有关行政、司法机关举报或投诉，由有关部门追究其行政、民事、刑事责任。

第二十三条　公司董事、监事、高级管理人员应当审慎对待和严格控制对控

股股东及关联方担保产生的风险，并对违规或失当担保产生的损失依法承担连带责任。

第二十四条　公司与控股股东及关联方发生非经营性占用资金、违规担保情况，给公司和投资者造成损失的，公司除对相关责任人给予行政处分及经济处罚外，还应诉讼于法律，追究相关责任人的法律责任。

第二十五条　公司董事、监事、高级管理人员协助、纵容控股股东及关联方侵占公司资产的，公司视情节轻重对直接责任人给予处分，对负有重大责任的人员予以罢免职务，直至移送司法机关追究刑事责任。

第五章　附则

第二十六条　本制度未作规定的，适用有关法律法规的规定；与有关法律法规的规定相抵触的，以相关法律法规的规定为准。

第二十七条　本制度由公司董事会负责解释。

第二十八条　本制度经董事会审议通过之日起实施。

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香港，　二零零八年八月二十五日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第五屆監事會第二次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-017

大冶特殊钢股份有限公司
第五届监事会第二次会议决议公告

本公司及其监事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司第五届监事会第二次会议于2008年8月22日以通讯方式召开，会议应到监事4人，实到监事4人，会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了如下决议：

一、审议通过了《公司2008年半年度报告及其摘要》；

监事会认为：公司2008年半年度报告的内容和格式符合中国证监会和深圳证券交易所的规定和要求，真实、准确、完整的反映出2008年半年度的公司治

理和财务经营等状况。其编制和审议程序符合相关法律、法规和公司章程及公司管理制度的规定。

该议案表决结果，同意票 4 票，弃权票、反对票为 0 票。

二、审议通过了《关于修改 2008 年度日常关联交易预计的议案》；

该议案表决结果，同意票 4 票，弃权票、反对票为 0 票。

三、审议通过了《关于防范控股股东及关联方占用公司资金的管理制度》。

该议案表决结果，同意票 4 票，弃权票、反对票为 0 票。

特此公告。

大冶特殊钢股份有限公司

监　事　会

2008 年 8 月 22 日

****

完

香港，　二零零八年八月二十五日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於修改2008年度日常關聯交易預計的公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-018

大冶特殊钢股份有限公司
关于修改2008年度日常关联交易预计的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

根据《深圳证券交易所股票上市规则》的有关规定，公司分别于2008年3月13日、2008年4月18日召开的第四届董事会第二十三次会议和2007年年度股东大会审议通过了公司2008年日常关联交易计划。相关公告刊登在2008年3月15日、4月19日的《中国证券报》、《证券时报》、《上海证券报》及巨潮资讯网上。

鉴于今年以来原材料、能源价格的大幅上涨、资源紧张，且下半年呈继续涨价趋势，再加上生铁产能增加，导致日常关联交易的金额增加。根据测算，预计年度内本公司与控股股东及其他关联方发生的日常关联交易金额将超过公司2007年度股东大会已批准的总金额，需修订2008年日常关联交易计划，详情如下：

一、修改后的全年日常关联交易预计的基本情况

关联交易类型	按产品或劳务进一步分类	关联方	2008年原预计总金额(万元)	2008年重新预计总金额（万元）	占同类交易的比例(%)	2008年1-6月总金额（万元）	2007年总金额
	钢坯	新冶钢	25,000	45,461		21,621	
	钢材	新冶钢	10,000	35,613--39,888		31,363	
	原材料	新冶钢	64,103	118,339	10.27	49,965	136,475.00
采购货物	原材料	兴澄特钢		16,619--21,911	0.98	13,424	
	焦碳	新化能	68,376	48,865--61,670		31,972	
	原材料	新化能		1,823--3,647		1,823	
	燃料动力	新化能	12,588	12,147	14.17	6,073	53,169.00
	原材料	黄石新兴管业		6,427	0.33	1,911	
	管坯钢材	新冶钢	32,000	40,835		17,753	
	原材料	新冶钢	1,538	22,153		11,153	
	备件材料	新冶钢	5,556	5,611		2,811	
销售货物	燃料动力	新冶钢	4,809	4,632	12.39	2,332	63,322
	原材料	新化能	1,375	1,764		884	
	燃料动力	新化能	2,991	2,648	7.48	1,348	4,280
	原材料	黄石新兴管业		374	0.63	37	0
提供劳务	提供劳务	新冶钢	286	262	38.60	132	283
	提供劳务	新化能	392	508	74.88	258	389
接受劳务	接受劳务	新冶钢	300	639	10.52	319	297

二、关联方介绍和关联关系

1、关联方介绍

(1)名称：湖北新冶钢有限公司

法定代表人：李松兴

注册资本：33,983万美元

变更日期：2004年10月15日

企业类型：中外合资经营

主要经营业务或管理活动：生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

(2)名称：湖北中特新化能科技有限公司

法定代表人：李松兴

注册资本：13,300万美元

成立日期：2006年6月16日

企业类型：外商独资经营

主要经营业务或管理活动：煤气、焦碳及相关化工产品（不含需办许可证经营的产品）的生产、销售；煤焦油深加工、干熄焦余热利用；化工原材料（不含需办许可证经营的化工材料）及设备制作加工与安装。

(3)名称：江阴兴澄特种钢铁有限公司

法定代表人：李松兴

注册资本：30,963万美元

成立日期：1994年11月23日

企业类型：中外合资经营

主要经营范围：生产、加工、销售黑色、有色金属材料及其辅助材料

(4)黄石新兴管业有限公司

法定代表人：马利杰

注册资本：31,096.06万元

成立日期：2008年5月6日

经营范围：开发、生产及销售各种类型的球墨铁铸管、管件、排水管及其他铸造产品；为自行生产的产品提供售后服务、技术支持及其他客户服务；批发零售境内采购的产品；自营和代理各类商品和技术的进出口（国家禁止或限制进出口的商品和技术除外）。

2、关联关系、各关联交易发生额及履约能力分析

湖北新冶钢有限公司系公司控股股东，预计与公司日常关联交易发生额在273,545万元至277,820万元之间；

湖北中特新化能科技有限公司与本公司受同一实际控制人控制，预计与公司日常关联交易发生额在67,755万元至82,384万元之间；

江阴兴澄特种钢铁有限公司与本公司受同一实际控制人控制，预计与公司日常关联交易发生额在16,619万元至21,911万元之间；

黄石新兴管业有限公司为控股股东的参股公司，本公司的关联自然人担任该公司的董事，预计与公司日常关联交易发生额为6,801万元。

上述公司经济效益和资信状况良好，履约能力较强，不会形成对本公司的欠款。

三、定价政策和定价依据

1、本公司与关联方发生的各项关联交易均按照自愿、平等、互惠互利、公平公允的原则进行。

2、定价原则：国家有定价的按国家定价执行，国家没有定价的按市场价格执行；

没有市场价格参照，以实际成本加成一定比例商定协议价格，加成比例不高于成本的20%。

四、关联交易的目的和交易对公司的影响

1、本公司与关联方进行的日常关联交易，均为双方生产经营所需要，可以形成稳定的产业链。

2、关联交易按市场化原则自愿、公平地进行，有利于发挥各自的产品质量和成本优势，对公司经营财务状况产生积极作用。

3、关联交易不构成对公司独立性的影响，没有损害公司及股东的利益。

五、审议程序

1、公司第五届董事会第四次会议于2008年8月22日审议通过了《关于修改2008年度日常关联交易的议案》，关联董事蔡星海先生、李松兴先生、罗铭韬先生、邵鹏星先生、文武先生、王培熹先生回避表决，其他5名董事一致同意该议案。

2、独立董事吴茂清先生、周志海先生、沈岩先生、虞良杰先生事前认可本议案，同意将本议案提交董事会审议，并就此发表独立意见：公司对2008年日常关联交易预计的修改，主要由于受原材料、能源价格大幅上涨和公司生铁产能增加的影响，导致日常关联交易金额的相应增加。所述关联交易是双方正常的业务所必需，保证了双方生产经营的稳定性和连续性。特别是发挥了各自的品种、成本和运输的优势，执行了市场的公允价格，维护了公司及股东的利益。所有交易符合国家有关法律、法规的要求。

3、此项议案需提交股东大会批准，与该项交易有利害关系的关联股东将放弃在股东大会上的表决权。

六、关联交易协议签署情况

本公司与关联方按交易分类，分别签署《钢坯买卖协议》、《原材料买卖协议》、《备件材料买卖协议》、《管坯、钢材买卖协议》、《供用水、电、气协议》、《劳务协议》、《煤气买卖协议》、《焦碳买卖协议》，重新约定关联交易金额，协议有效期为2008年1月1日至2008年12月31日。

七、备查文件

1、《钢坯买卖协议》、《原材料买卖协议》、《备件材料买卖协议》、《管坯、钢材买卖协议》、《供用水、电、气协议》、《劳务协议》、《煤气买卖协议》、《焦碳买卖协议》；

2、独立董事关于公司日常关联交易的事前同意书面文件及独立意见；

3、公司第五届董事会第四次会议决议；

4、公司第五届监事会第二次会议决议。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008 年 8 月 22 日

****

完

香港， 二零零八年八月二十五日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)
(Stock Code: 267)

POST-COMPLETION CONTINUING CONNECTED TRANSACTION

AGENCY AGREEMENT

Reference is made to the DCH Announcement dated 26 August 2008 regarding the Acquisition of Silver Precious which holds Guangdong Victory by Regent Link (a wholly owned subsidiary of DCH and, in turn, a non-wholly owned subsidiary of the Company) from Anping.

Upon completion of the Acquisition, Guangdong Victory, the only operating subsidiary of Silver Precious, will become a wholly owned subsidiary of DCH and Anping (an associate of a director of Guangdong Victory) will become a connected person of DCH. Therefore, the pre-existing Agency Agreement between Anping and Guangdong Victory (pursuant to which Anping will act as the selling agent for Guangdong Victory for a term of 6 months commencing from the date of the Agency Agreement) will become a continuing connected transaction for DCH. As DCH is a non-wholly owned subsidiary of the Company, the Agency Agreement will also constitute a continuing connected transaction for the Company upon completion of the Acquisition.

Since the applicable percentage ratios in respect of the Agency Agreement are less than 2.5%, the above continuing connected transaction is subject to reporting and announcement requirements but is exempted from independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the DCH Announcement dated 26 August 2008 regarding the Acquisition of Silver Precious which holds Guangdong Victory by Regent Link (a wholly owned subsidiary of DCH and, in turn, a non-wholly owned subsidiary of the Company) from Anping.

As announced in the DCH Announcement, on 26 August 2008 Regent Link entered into an agreement for the Acquisition and upon completion of the Acquisition, the following post-completion continuing connected transaction will arise. Such transaction will also constitute a continuing connected transaction for the Company.

POST-COMPLETION CONTINUING CONNECTED TRANSACTION

Prior to the Acquisition, Anping entered into the Agency Agreement with Guangdong Victory on 1 August 2008 pursuant to which Anping agreed to act as the selling agent for Guangdong Victory for a term of 6 months commencing from the date of the Agency Agreement. Under the Agency Agreement, goods of Guangdong Victory will be sold to Anping with a credit term of 60 days at such prices as may be mutually agreed by the parties provided that such prices shall not be lower than the prevailing market prices or, if there are no such market prices, those prices that are offered by Guangdong Victory to other third parties.

As at 15 August 2008, an amount of RMB15,432,738 was owed by Anping to Guangdong Victory pursuant to the Agency Agreement.

It is expected that the maximum annual caps for the period from 29 August 2008 to 31 December 2008 and the period from 1 January 2009 to 31 January 2009 will not exceed HK$90,000,000 and HK$20,000,000 respectively.

REASONS FOR AGENCY AGREEMENT

The Directors, including the independent non-executive Directors, consider that such transactions will facilitate the selling of goods of Guangdong Victory, and that the terms of the Agency Agreement are on normal commercial terms, and are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

GENERAL

The Group is engaged in a diversified range of business, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution.

Guangdong Victory is principally engaged in the manufacturing of small electrical appliances in the PRC, focusing in producing electrical kettle and non-stick kitchenware for worldwide brands covering Europe, North America, Australia and New Zealand markets.

Anping is engaged in investment holding and trading of small electrical appliances.

LISTING RULES IMPLICATIONS

Upon completion of the Acquisition, Guangdong Victory will become a wholly owned subsidiary of DCH and, therefore, Anping (being an associate of a director of Guangdong Victory) will become a connected person of DCH. As DCH is a non-wholly owned subsidiary of the Company (which holds approximately 56.67% in the issued share capital of DCH), Anping will become a connected person of the Company and transactions contemplated under

the Agency Agreement will therefore become continuing connected transactions for the Company upon completion of the Acquisition.

Since the applicable percentage ratios in respect of the Agency Agreement are less than 2.5%, the above continuing connected transaction is subject to reporting and announcement requirements but is exempted from independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"Acquisition"	the acquisition of Silver Precious by Regent Link (as purchaser) from Anping (as seller), completion of which shall take place on 29 August 2008 or such other date as Regent Link and Anping may agree
"Agency Agreement"	the agency agreement dated 1 August 2008 entered into between Anping and Guangdong Victory
"Anping"	Anping Holdings Inc., a company incorporated in the British Virgin Islands with limited liability
"associates"	has the meaning ascribed to it by the Listing Rules
"Company"	CITIC Pacific Limited (中信泰富有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed to it by the Listing Rules
"DCH"	Dah Chong Hong Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"DCH Announcement "	the announcement of DCH dated 26 August 2008 in relation to the Acquisition
"Directors" or "Board"	the directors of the Company
"Group"	the Company and its subsidiaries, or, where the context so requires, any of them (as defined under the Listing Rules)
"Guangdong Victory"	廣東偉德利電器製造有限公司 (Guangdong Victory Electrical Appliances Manufacturing Co., Ltd.), a wholly owned foreign enterprise incorporated in the PRC and the only operating subsidiary of Silver Precious

"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Regent Link"	Regent Link Enterprises Corp., a company incorporated in the British Virgin Islands with limited liability and a wholly owned subsidiary of DCH and, in turn, a non-wholly owned subsidiary of the Company
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholders"	the holders of the shares of the Company
"Silver Precious"	Silver Precious International Limited, a company incorporated in the British Virgin Islands with limited liability
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 26 August 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

大昌行集團有限公司
DAH CHONG HONG HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 01828)

CITIC Pacific Limited
中信泰富有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 00267)

DISCLOSEABLE AND CONNECTED TRANSACTION

DISCLOSEABLE AND CONNECTED TRANSACTION

ACQUISITION OF A 49% INTEREST IN FAW TOYOTA 4S COMPANY AND A 50% INTEREST IN LEXUS 4S COMPANY AND THE RELATED SHAREHOLDERS' LOANS

SUMMARY

On 26 August 2008, DSE (a wholly-owned subsidiary of DCH Holdings) and DCH Holdings entered into the Sale and Purchase Agreement with DIL and Mr. Mak, pursuant to which DSE (or its nominee) agreed to purchase and DIL agreed to sell 49% and 50% equity interests in FAW Toyota 4S Company and Lexus 4S Company, respectively, and the related shareholders' loans for a total consideration of HK$143,716,000. Upon Completion, DSE will have a 50% economic interest in each of the Target Companies (i.e. FAW Toyota 4S Company and Lexus 4S Company).

The Target Companies are DIL's holding vehicles for its interests in the businesses relating to the provision of vehicles sales, spare parts, maintenance services and customer survey services in respect of the "FAW Toyota" brand in Guangzhou and Foshan, the PRC and "Lexus" brand in Guangzhou, the PRC.

DCH Directors consider that the Target Group, as managed and operated by Mr. Mak, has a competitive edge over its competitors in the relevant brands due to its long established history of over 10 years, its financial track record and Mr. Mak's standing in this industry in the PRC and Hong Kong. Of the Target Group, to the best knowledge of the DCH Directors, Guangzhou Guangbao was a top 10 dealership in "FAW Toyota" brand in terms of sales in the PRC for the year 2007 and Guangzhou Junjia was named the top 3 outstanding dealerships in the "Lexus" brand in the PRC for the year 2007. In April 2008, DCH Holdings and Mr. Mak formed two joint venture companies to

provide services relating to vehicles sales, spare parts, maintenance services and customer survey services in respect of the "Lexus" brand in Shanghai and Ningbo, the PRC.

The transactions contemplated under the Sale and Purchase Agreement do not only allow DCH Group to acquire the Target Group (including Guangzhou Guangbao, Guangzhou Junjia and a newly completed dealership, Foshan Junan). They also provide an opportunity for DCH Group to share in the interests of two additional dealerships in respect of the "FAW Toyota" brand in the PRC to be established or acquired. They also further enhance the strategic partnership with Mr. Mak, provide a good opportunity to strengthen DCH Group's multi-brand portfolio and allow DCH Group to further develop motor vehicle dealing business in the PRC. Furthermore, DCH Directors believe that there is an increasing demand for high-end and luxurious products in the PRC and leveraging on the famous and established brand-names, "FAW Toyota" and "Lexus", the transactions contemplated under the Sale and Purchase Agreement also enable the DCH Group to benefit from this increasing demand in the PRC automobile industry.

LISTING RULES IMPLICATIONS

As the relevant percentage ratios under the Listing Rules in respect of the Acquisition and the Financial Assistance are more than 5% but less than 25% for DCH Holdings, the Acquisition and the Financial Assistance constitute discloseable transactions for DCH Holdings. As DIL is a substantial shareholder and Mr. Mak is a director of various subsidiaries of DCH Holdings, DIL and Mr. Mak are connected persons of DCH Holdings. The Acquisition and the Financial Assistance, therefore, also constitute connected transactions for DCH Holdings. The Acquisition and the Financial Assistance are subject to the reporting, announcement and DCH Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

As DCH Holdings is a 56.67%-owned subsidiary of CITIC Pacific, the Acquisition and the Financial Assistance also constitute connected transactions for CITIC Pacific. As the relevant percentage ratios under the Listing Rules in respect of the Acquisition and the Financial Assistance are more than 5% but less than 25% for CITIC Pacific, the Acquisition and the Financial Assistance also constitute discloseable transactions for CITIC Pacific. The Acquisition and the Financial Assistance are subject to the reporting, announcement and CITIC Pacific Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

Each of DCH Holdings and CITIC Pacific will make an application to the Stock Exchange for a waiver from strict compliance with the requirement to hold a shareholders' meeting to approve the Acquisition and the Financial Assistance on the basis of a written independent shareholders' approval given in accordance with Rule 14A.43 of the Listing Rules.

An independent financial adviser will be appointed by DCH Holdings to advise the independent board committee of DCH Holdings and DCH Independent Shareholders in relation to the terms of the Acquisition and the Financial Assistance. A circular containing, among other things, further details of the Acquisition and the Financial Assistance, the recommendations of the independent board committee of DCH

Holdings and the advice from the independent financial adviser will be dispatched to the DCH Shareholders as soon as practicable.

An independent financial adviser will be appointed by CITIC Pacific to advise the independent board committee of CITIC Pacific and CITIC Pacific Independent Shareholders in relation to the terms of the Acquisition and the Financial Assistance. A circular containing, among other things, further details of the Acquisition and the Financial Assistance, the recommendations of the independent board committee of CITIC Pacific and the advice from the independent financial adviser will be dispatched to the CITIC Pacific Shareholders as soon as practicable.

1. THE SALE AND PURCHASE AGREEMENT

Date: 26 August 2008

Parties:

(1)	Purchaser:	DSE (a wholly-owned subsidiary of DCH Holdings)
(2)	Seller:	DIL
(3)	Purchaser's Guarantor:	DCH Holdings
(4)	Seller's Guarantor:	Mr. Mak Hing Lung

Assets to be acquired:

49 FAW Toyota 4S Shares, representing 49% of the entire issued share capital of FAW Toyota 4S Company and 50 Lexus 4S Shares, representing 50% of the entire issued share capital of Lexus 4S Company and the related shareholders' loans. Upon Completion, DSE will have a 50% economic interest in each of the Target Companies based on the understanding that they will each be a joint venture company.

The Target Companies are DIL's holding vehicles for its interests in the businesses relating to the provision of vehicles sales, spare parts, maintenance services and customer survey services in respect of the "FAW Toyota" brand in Guangzhou and Foshan, the PRC and "Lexus" brand in Guangzhou, the PRC.

The major assets of FAW Toyota 4S Company are its 100% interests in each of Guangzhou Guangbao (which is held through the Contractual Arrangements (as described below)) and Foshan Junan (which may be held through the Contractual Arrangements), and are engaged in the provision of the above services in respect of the "FAW Toyota" brand. Foshan Junan was established on 7 August 2007 and only commenced its operations since December 2007. DIL and Mr. Mak have undertaken to procure the establishment or acquisition at reasonable cost of two additional dealerships in respect of the "FAW Toyota" brand in the PRC by Guangzhou Guangbao (or such other entities as the parties may agree) by 31 December 2010. Guangzhou

Guangbao is already in the process of acquiring interests in one of such additional dealership.

The major asset of Lexus 4S Company is its 55% interests in Guangzhou Junjia, which is held through the Contractual Arrangements and is engaged in the provision of the above services in respect of the "Lexus" brand.

Consideration:

The Consideration is in the amount of HK$143,716,000.

The Consideration was determined after arm's length negotiation between the parties having regard to the (i) financial track record of the Established Group; (ii) net asset value of the Established Group as at Completion of not less than HK$63,786,420; (iii) set up costs and future prospects of a newly completed dealership, Foshan Junan; (iv) establishment or acquisition of two additional dealerships in respect of the "FAW Toyota" brand in the PRC as undertaken by DIL and Mr. Mak; and (v) goodwill and future prospects of the Target Group, taking into account the possibility of the Target Group to expand and to acquire additional dealerships in the future, and HK$102,676,000 was attributed to (i) and (ii) above and HK$41,040,000 was attributed to (iii), (iv) and (v) above.

The Consideration will be funded from internal resources of DCH Holdings.

Payment Terms:

The Consideration will be payable by DSE in the following manner:

(a) a deposit of HK$42,750,000 upon signing of the Sale and Purchase Agreement;

(b) an amount equal to the Consideration minus (i) any outstanding receivables due to the Target Group from DIL, Mr. Mak and/or their respective associates as at Completion (if any) and (ii) the deposit, will be payable in cash upon Completion; and

(c) the amount equal to the outstanding receivables mentioned in (b) above (if any) will be payable to DIL to satisfy such receivables due to the Target Group.

The outstanding receivables amounted to approximately HK$30,000,000 as at 31 July 2008.

If Completion does not take place for any reason and the Sale and Purchase Agreement is terminated, the deposit (together with accrued interest on it) will be refunded by DIL to DSE within 30 days after the termination.

Conditions:

Completion is conditional on:

(a) all necessary consents or approvals required of the holding company of DCH Holdings (i.e. CITIC Pacific), if any, under the Listing Rules for the Sale and Purchase Agreement and the transactions contemplated thereunder having been obtained;

(b) all necessary consents or approvals required of the holding company of DSE (i.e. DCH Holdings), if any, under the Listing Rules for the Sale and Purchase Agreement and the transactions contemplated thereunder having been obtained;

(c) any regulatory approval and third party consents (including but not limited to the consent of relevant automobile manufacturers) required of DIL for the Acquisition having been obtained;

(d) the completion of the reorganisation of the Target Group (including, amongst others, the entering into of the Contractual Arrangements Agreements);

(e) DSE undertaking a financial due diligence review of the Target Group and being reasonably satisfied with such review in all material aspects;

(f) there being no material adverse change or development (including a prospective change or development), in the position or condition, financial or otherwise, of the Target Group Companies or any of them, or in their or its earnings, business, assets or prospects prior to Completion; and

(g) the warranties given as at the date of the Sale and Purchase Agreement and immediately prior to Completion remaining true, accurate and not misleading in all material respects.

In the event that any of the conditions has been not satisfied (or waived) on or before 30 September 2008 or such other later date as may be agreed by the parties, the Sale and Purchase Agreement will immediately terminate and the deposit (together with accrued interest on it) will be refunded to DSE.

Completion:

Completion shall take place on the fifth business day after all the conditions being satisfied or waived.

Upon Completion, DSE will hold 49% and 50% of the entire issued share capitals of FAW Toyota 4S Company and Lexus 4S Company, respectively, and a 50% economic interest in each of the Target Companies. As DSE will have an overriding casting vote which could be exercised by DSE at the meetings of the board of directors of the Target Companies, the Target Group is expected to be accounted for as subsidiaries of DCH Holdings and CITIC Pacific upon Completion.

Other Terms:

Upon Completion, the parties shall enter into a shareholders' agreement for each of the Target Companies. The board of directors of each of the Target Companies shall consist of equal nominated members, of which DSE shall have a casting vote.

DIL and Mr. Mak have guaranteed that the net profits for the Established Group shall be no less than RMB12.9 million (approximately HK$14.7 million) for the period from 1 August 2008 to 31 December 2008 and no less than RMB31.0 million (approximately HK$35.3 million) for each of the two financial years ending 31 December 2010. 50% of any such shortfall shall be indemnified by DIL and Mr. Mak to DSE on a dollar-to-dollar basis in cash. During these periods, it was agreed that Mr. Mak will remain as the responsible person for the management and operation of the Target Group.

The Target Companies, amongst others, shall have a right of first refusal to invest at cost in respect of any new investment opportunity offered to Mr. Mak and his affiliates to invest in any business engaged in the provision of vehicles sales, spare parts, maintenance services and customer survey services to manufacturers or suppliers in respect of the "Lexus" and "FAW Toyota" brands in the PRC, and for any other brands in the PRC, DIL and Mr. Mak will notify DSE prior to such investments being made, as long as DSE remains a shareholder of either Target Company. DSE shall have a right of first refusal to acquire any disposal of other existing businesses already owned and operated by Mr. Mak or DIL in the PRC, at a reasonable price to be offered by DIL or Mr. Mak. Such price shall be equal to or lower than the price to be offered by DIL or Mr. Mak to a prospective purchaser if DSE refuses to acquire such existing businesses.

DIL and Mr. Mak have undertaken to DSE, and DSE and DCH Holdings have undertaken to DIL, that they shall not, amongst others, carry on or have an interest in businesses engaged in the provision of vehicles sales, spare parts, maintenance services and customer survey services in respect of the "FAW Toyota" brand in Guangzhou and Foshan, the PRC and "Lexus" brand in Guangzhou, the PRC or any other business as may be carried on by the Target Group from time to time, during a term of three years from the date of which DIL and DSE (as the case may be) ceases to be a shareholder of the relevant Target Company.

The existing guarantees in favour of the Target Companies shall be replaced by replacement guarantees to be provided by DSE and DIL after Completion. It is expected that such replacement guarantees will not exceed HK$80 million. Each of DIL and DSE shall contribute to additional funding needs of the Target Companies by way of equity or loan in proportion to their existing interests in the Target Companies for working capital purpose (including the establishment or acquisition of two additional dealerships in respect of the "FAW Toyota" brand in the PRC). It is expected that these additional funding to be contributed by DSE will not exceed HK$100 million.

Structure charts of the Target Groups upon Completion:

FAW Toyota 4S Group


DSE (or its nominee)
DIL
49%
51%
FAW Toyota 4S Company
100%
BVI incorporated company
100%
Sunny Linker
100% (through Contractual Arrangements)
Guangzhou Guangbao
100% (Note)
Foshan Junan

Note: Up to a 6.66% interest in Foshan Junan will be held by Guangzhou Guangbao either through its wholly-owned subsidiary or through the Contractual Arrangements. Please refer to the section headed "2. CONTRACTUAL ARRANGEMENTS - Foshan Junan" for details.

Lexus 4S Group



DSE (or its nominee)
DIL
50%
50%
Lexus 4S Company
100%
BVI incorporated company
100%
Profit Paradise
55% (through
Contractual Arrangements)
Guangzhou Junjia

2. CONTRACTUAL ARRANGEMENTS

Guangzhou Guangbao

Upon Completion, Guangzhou Guangbao, one of the major assets of FAW Toyota 4S Company, is to be held as to 51% by Mr. Mak and 49% by a wholly-owned subsidiary of DCH Holdings in the PRC ("***DCH Subsidiary***") for the benefits of FAW Toyota 4S Group through a series of Contractual Arrangements implemented by FAW Toyota 4S Group prior to the conversion of Guangzhou Guangbao into a wholly-owned foreign enterprise, the conversion of which is expected to take a certain period of time. Such Contractual Arrangements are fundamental to the legal structure and business operations of the FAW Toyota 4S Group and are specifically designed for the purpose of allowing FAW Toyota 4S Group (a) to enjoy all the economic benefits of Guangzhou Guangbao, to exercise management control over the operations of Guangzhou Guangbao and to prevent leakages of assets and values to the registered owners of Guangzhou Guangbao; and (b) to acquire, if and when permitted by PRC law, the equity interests in Guangzhou Guangbao at the minimum transfer price permitted under the relevant PRC laws and regulations. Guangzhou Guangbao is in the process of converting into a company which can be wholly owned by foreign enterprises and upon completion of such conversion, the Contractual Arrangements for Guangzhou Guangbao will be converted into direct equity interests to be directly owned by Sunny Linker, the immediate holding company of Guangzhou Guangbao.

Brief summary of the Contractual Arrangements Agreements for Guangzhou Guangbao are as follows:

(i) *Shareholding*

Each of Mr. Mak and DCH Subsidiary will be registered as the legal shareholders of Guangzhou Guangbao.

(ii) *Management*

Each of Mr. Mak and DCH Subsidiary shall consult and follow the instructions of Sunny Linker, when he/it is involved in the management and exercise of its right as the shareholder of Guangzhou Guangbao, such rights shall include and without limitation to voting at the shareholders or board meetings (through their respective nominated director), appointing directors and making decisions in respect of the operation and financial issues of Guangzhou Guangbao.

(iii) *Dividends*

All the dividends, capital bonus or any other assets distributed to Mr. Mak or DCH Subsidiary by Guangzhou Guangbao shall be transferred to Sunny Linker or any other party nominated by Sunny Linker at nil consideration within three working days after such distribution.

(iv) *Option to purchase*

Sunny Linker shall have an option to purchase (or nominate a third party to purchase), all the interests of Mr. Mak and DCH Subsidiary in Guangzhou Guangbao at the minimum transfer price permitted under the relevant PRC laws and regulations. Where the PRC laws or regulations require the consideration for such transfer to be at the market value, the said consideration shall be transferred to Sunny Linker (or any third party nominated by Sunny Linker) at nil consideration within three business days after Mr. Mak or DCH Subsidiary (as the case may be) received such payment. Upon exercising such option, DCH Holdings and CITIC Pacific shall comply with the Listing Rules as appropriate.

(v) *Option to pledge*

Sunny Linker shall have an option to request Mr. Mak and DCH Subsidiary to pledge all their respective shareholding in Guangzhou Guangbao to Sunny Linker or any other party nominated by Sunny Linker, so as to guarantee the performance of obligations of Mr. Mak or DCH Subsidiary (as the case may be) and Guangzhou Guangbao and the performance of obligations under any other agreements which may be entered into between Mr. Mak or DCH Subsidiary (as the case may be), Guangzhou Guangbao and Sunny Linker or any other party nominated by Sunny Linker. In the event that Sunny Linker exercises such rights, Mr. Mak or DCH Subsidiary (as the case may be) and/or Guangzhou Guangbao shall assist unconditionally and enter into a relevant share pledge agreement with Sunny Linker or any other party nominated by Sunny Linker.

(vi) *Option to enter into management, consultancy agreements*

Sunny Linker shall have an option to request Mr. Mak and DCH Subsidiary to instruct Guangzhou Guangbao to enter into any exclusive service or consultancy agreement with Sunny Linker or any other party nominated by Sunny Linker in respect of management, technical or other types of services, and Sunny Linker or any other party nominated by Sunny Linker shall provide the relevant service to Guangzhou Guangbao. The relevant service fees shall be paid by Guangzhou Guangbao, the amount of which shall be solely determined by Sunny Linker or any other party nominated by Sunny Linker and may be adjusted from time to time.

Upon entering into of such management or consultancy agreement, DCH Holdings and CITIC Pacific shall comply with the Listing Rules as appropriate.

Foshan Junan

As at the date of this announcement, a 93.34% interest in Foshan Junan is directly held by Guangzhou Guangbao and the remaining 6.66% interest is held by an individual (the "***Individual***") who is an independent third party. Such 6.66% interest will be transferred to Guangzhou Guangbao and/or its wholly-owned subsidiary before Completion. If the said transfer cannot be completed before Completion due to the restrictions of the local PRC laws and regulations, Guangzhou Guangbao will acquire the maximum equity interests in Foshan Junan permitted under the local PRC laws and regulations and the remaining interests in Foshan Junan will either continue to be held by the Individual or to be transferred to a wholly-owned subsidiary of DCH Holdings in the PRC (the "***Subsidiary***"). In any event, the remaining interests will be held by the Individual or the Subsidiary for the benefits of FAW Toyota 4S Group through a series of Contractual Arrangements implemented by FAW Toyota 4S Group.

Such Contractual Arrangements are fundamental to the legal structure and business operations of the FAW Toyota 4S Group and are specifically designed for the purpose of allowing FAW Toyota 4S Group (a) to enjoy all the economic benefits of Foshan Junan, to exercise management control over the operations of Foshan Junan and to prevent leakages of assets and values to the registered owner of Foshan Junan; and (b) to acquire, if and when permitted by PRC law, the equity interests in Foshan Junan at the minimum transfer price permitted under the relevant PRC laws and regulations.

Brief summary of the Contractual Arrangements Agreements for Foshan Junan are as follows:

(i) *Shareholding*

The Individual or the Subsidiary will be registered as the legal shareholder of Foshan Junan.

(ii) *Management*

The Individual or the Subsidiary (as the case may be) shall consult and follow the instructions of Guangzhou Guangbao, when she/it is involved in the management and exercise of her/its right as the shareholder of Foshan Junan, such rights shall include and without limitation to voting at the shareholders or board meetings (through their respective nominated director), appointing directors and making decisions in respect of the operation and financial issues of Foshan Junan.

(iii) *Dividends*

All the dividends, capital bonus or any other assets distributed to the Individual or the Subsidiary (as the case may be) by Foshan Junan shall be transferred to Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao at nil consideration within three working days after such distribution.

(iv) *Option to purchase*

Guangzhou Guangbao shall have an option to purchase (or nominate a third party to purchase), all the interests of the Individual or the Subsidiary (as the case may be) in Foshan Junan at the minimum transfer price permitted under the relevant PRC laws and regulations. Where the PRC laws or regulations require the consideration for such transfer to be at the market value, the said consideration shall be transferred to Guangzhou Guangbao (or any third party nominated by Guangzhou Guangbao) at nil consideration within three business days after the Individual or the Subsidiary (as the case may be) received such payment. Upon exercising such option, DCH Holdings and CITIC Pacific shall comply with the Listing Rules as appropriate.

(v) *Option to pledge*

Guangzhou Guangbao shall have an option to request the Individual or the Subsidiary (as the case may be) to pledge all her/its shareholding in Foshan Junan to Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao, so as to guarantee the performance of obligations of the Individual or the Subsidiary (as the case may be) and Foshan Junan and the performance of obligations under any other agreements which may be entered into between the Individual or the Subsidiary (as the case may be), Foshan Junan and Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao. In the event that Guangzhou Guangbao exercises such rights, the Individual or the Subsidiary (as the case may be) and/or Foshan Junan shall assist unconditionally and enter into a relevant share pledge agreement with Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao.

(vi) *Option to enter into management, consultancy agreements*

Guangzhou Guangbao shall have an option to request the Individual or the Subsidiary (as the case may be) to instruct Foshan Junan to enter into any exclusive service or consultancy agreement with Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao in respect of management, technical or other types of services, and Guangzhou Guangbao or any other party nominated by Guangzhou Guangbao shall provide the relevant service to Foshan Junan. The relevant service fees shall be paid by Foshan Junan, the amount of which shall be solely determined by Guangzhou Guangbao, or any other party nominated by Guangzhou Guangbao and may be adjusted from time to time.

Upon entering into of such management or consultancy agreement, DCH Holdings and CITIC Pacific shall comply with the Listing Rules as appropriate.

Guangzhou Junjia

Guangzhou Junjia, the major asset of Lexus 4S Company, is also held by Mr. Mak for the benefits of Lexus 4S Group through the Contractual Arrangements. Such Contractual Arrangements are fundamental to the legal structure and business operations of the Lexus 4S Group and are specifically designed for the purpose of allowing Lexus 4S Group (a) to enjoy all the economic benefits of Guangzhou Junjia, to exercise management control over the operations of Guangzhou Junjia and to prevent leakages of assets and values to the registered owner of Guangzhou Junjia (i.e. Mr. Mak); and (b) to acquire, if and when permitted by PRC law, the equity interests in Guangzhou Junjia at the minimum transfer price permitted under the relevant PRC laws and regulations. It is intended that Guangzhou Junjia will be converted into a sino-foreign equity joint venture company which is expected to take a certain period of time and upon completion of such conversion, the Contractual Arrangements for Guangzhou Junjia will be converted into direct equity interests to be directly owned by Profit Paradise, the immediate holding company of Guangzhou Junjia.

Brief summary of the Contractual Arrangements Agreements for Mr. Mak's 55% interest in Guangzhou Junjia are as follows:

(i) *Shareholding*

Mr. Mak will be registered as the legal shareholder of Guangzhou Junjia.

(ii) *Management*

Mr. Mak shall consult and follow the instructions of Profit Paradise, when he is involved in the management and exercise of his right as the shareholder of Guangzhou Junjia, such rights shall include and without limitation to voting at the shareholders or board meetings (through his nominated director), appointing directors and making decisions in respect of the operation and financial issues of Guangzhou Junjia.

(iii) *Dividends*

All the dividends, capital bonus or any other assets distributed to Mr. Mak by Guangzhou Junjia shall be transferred to Profit Paradise or any other party nominated by Profit Paradise at nil consideration within three working days after such distribution.

(iv) *Option to purchase*

Profit Paradise shall have an option to purchase (or nominate a third party to purchase), all the interests of Mr. Mak in Guangzhou Junjia at the minimum transfer price permitted under the relevant PRC laws and regulations. Where the PRC laws or regulations require the consideration for such transfer to be at the market value, the said consideration shall be transferred to Profit Paradise (or any third party nominated by Profit Paradise) at nil consideration within three business days after Mr. Mak received such payment. Upon exercising such option, DCH Holdings and CITIC Pacific shall comply with the Listing Rules as appropriate.

(v) *Option to pledge*

Profit Paradise shall have an option to request Mr. Mak to pledge all his shareholding in Guangzhou Junjia to Profit Paradise or any other party nominated by Profit Paradise, so as to guarantee the performance of obligations of Mr. Mak and Guangzhou Junjia and the performance of obligations under any other agreements which may be entered into between Mr. Mak, Guangzhou Junjia and Profit Paradise or any other party nominated by Profit Paradise. In the event that Profit Paradise exercises such rights, Mr. Mak and/or Guangzhou Junjia shall assist unconditionally and enter into a relevant share pledge agreement with Profit Paradise or any other party nominated by Profit Paradise.

(vi) *Option to enter into management, consultancy agreements*

Profit Paradise shall have an option to request Mr. Mak to instruct Guangzhou Junjia to enter into any exclusive service or consultancy agreement with Profit Paradise or any other party nominated by Profit Paradise in respect of management, technical or other types of services, and Profit Paradise or any other party nominated by Profit Paradise shall provide the relevant service to Guangzhou Junjia. The relevant service fees shall be paid by Guangzhou Junjia, the amount of which shall be solely determined by Profit Paradise or any other party nominated by Profit Paradise and may be adjusted from time to time.

Upon entering into of such management or consultancy agreement, DCH Holdings and CITIC Pacific shall comply with the Listing Rules as appropriate.

(vii) *Compensation*

In the event of any breach of the Contractual Arrangements Agreement for Guangzhou Junjia by Mr. Mak, Mr. Mak shall pay a compensation to Profit Paradise. The amount of the compensation shall be the higher of (i) 55% of the net asset value of Guangzhou Junjia at the time of the breach or the fair market value of 55% of the registered capital in Guangzhou Junjia (whichever is higher), which shall be determined by an independent third party valuer appointed by Profit Paradise; and (ii) any actual loss incurred by Profit Paradise.

3. INFORMATION ABOUT THE TARGET GROUP

As at 31 July 2008, the unaudited net asset value attributable to Guangzhou Guangbao, Foshan Junan and Guangzhou Junjia was approximately HK$36.5 million, HK$7.4 million and HK$89.4 million, respectively. Foshan Junan commenced its operations since December 2007.

For the financial years ended 31 December 2006 and 2007, the audited net profits (both before and after taxation and extraordinary items) attributable to Guangzhou Guangbao, Foshan Junan and Guangzhou Junjia were approximately as follows:

	Audited net profits (loss) before taxation and extraordinary items (HK$ million)		Audited net profits (loss) after taxation and extraordinary items (HK$ million)	
	2006	2007	2006	2007
Guangzhou Guangbao	3.3	9.5	0.6	4.2
Foshan Junan *(operations commenced since December 2007)*	-	(0.3)	-	(0.3)
Guangzhou Junjia	30.7	75.9	19.0	51.7

The investment amount of Guangzhou Guangbao, Foshan Junan and Guangzhou Junjia as at 31 July 2008 by DIL and Mr. Mak was approximately HK$87 million, comprising (i) the total amount of the registered capitals of Guangzhou Guangbao, Foshan Junan and Guangzhou Junjia; and (ii) the shareholders loans to these companies as at 31 July 2008.

4. REASONS FOR AND BENEFITS OF THE ACQUISITION AND THE FINANCIAL ASSISTANCE

DCH Directors consider that the Target Group, as managed and operated by Mr. Mak, has a competitive edge over its competitors in the relevant brands due to its long established history of over 10 years, its financial track record and Mr. Mak's standing in this industry in the PRC and Hong Kong. Of the Target Group, to the best knowledge of the DCH Directors, Guangzhou Guangbao was a top 10 dealership in "FAW Toyota" brand in terms of sales in the PRC for the year 2007 and Guangzhou Junjia was named the top 3 outstanding dealerships in the "Lexus" brand in the PRC for the year 2007. In April 2008, DCH Holdings and Mr. Mak formed two joint venture companies to provide services relating to vehicles sales, spare parts, maintenance services and customer survey services in respect of the "Lexus" brand in Shanghai and Ningbo, the PRC.

The transactions contemplated under the Sale and Purchase Agreement do not only allow DCH Group to acquire the Target Group (including Guangzhou Guangbao, Guangzhou Junjia and a newly completed dealership, Foshan Junan). They also provide an opportunity for DCH Group to share in the interests of two additional dealerships in respect of the "FAW Toyota" brand in the PRC to be established or acquired. They also further enhance the strategic partnership with Mr. Mak, provide a good opportunity to strengthen DCH Group's multi-brand portfolio and allow DCH Group to further develop motor vehicle dealing business in the PRC. Furthermore, DCH Directors believe that there is an increasing demand for high-end and luxurious products in the PRC and leveraging on the famous and established brand-names, "FAW Toyota" and "Lexus", the transactions contemplated under the Sale and Purchase Agreement also enable the DCH Group to benefit from this increasing demand in the PRC automobile industry.

DCH Directors (other than the independent non-executive directors of DCH Holdings) consider that the Acquisition and the Financial Assistance are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the DCH Shareholders as a whole.

Noting and considering the reasons above, the CITIC Pacific Directors take the view that the Acquisition and the Financial Assistance, which are beneficial to a subsidiary of CITIC Pacific (i.e. DCH Holdings), will also be beneficial to CITIC Pacific and increase CITIC Pacific Group's development and competitiveness in general. CITIC Pacific Directors (other than the independent non-executive directors of CITIC Pacific) consider that the Acquisition and the Financial Assistance are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the CITIC Pacific Shareholders as a whole.

5. GENERAL

DCH Group is a diversified business conglomerate in motor vehicles sales, motor vehicle related business and services, sales of food and consumer products, as well as logistics services, supported by integrated distribution platforms and a well-established base and network in the PRC, Hong Kong and Macao.

CITIC Pacific Group is engaged in a diversified range of business, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution.

DIL, founded by Mr. Mak in 1992, is one of the companies operated by Mr. Mak and which is engaged in motor business, including businesses relating to the provision of vehicles sales, spare parts, maintenance services and customer survey services in the PRC.

6. LISTING RULES IMPLICATIONS FOR DCH HOLDINGS

As the relevant percentage ratios under the Listing Rules in respect of the Acquisition and the Financial Assistance are more than 5% but less than 25% for DCH Holdings, the Acquisition and the Financial Assistance constitute discloseable transactions for DCH Holdings. As DIL is a substantial shareholder and Mr. Mak is a director of various subsidiaries of DCH Holdings, DIL and Mr. Mak are connected persons of DCH Holdings. The Acquisition and the Financial Assistance, therefore, also constitute connected transactions for DCH Holdings. The Acquisition and the Financial Assistance are subject to the reporting, announcement and DCH Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

An application will be made to the Stock Exchange for a waiver from strict compliance with the requirement to hold a shareholders' meeting to approve the Acquisition and the Financial Assistance on the basis of a written independent shareholders' approval given in accordance with Rule 14A.43 of the Listing Rules.

Each of DIL and Mr. Mak has confirmed that it/he has no interest in any share of DCH Holdings giving the right to attend and vote at general meetings of DCH Holdings.

To the best knowledge of the DCH Directors, none of the DCH Shareholders is required to abstain from voting on the Acquisition and the Financial Assistance.

Nine wholly-owned subsidiaries of CITIC Pacific, a closely allied group of DCH Shareholders, together beneficially interested in 1,018,800,000 shares representing approximately 56.67% of the issued share capital of DCH Holdings, have indicated that they approve the Acquisition and the Financial Assistance and the transactions contemplated thereunder. DCH Holdings will procure the signing of a written shareholders' approval in accordance with Rule 14A.43, failing which a shareholder's meeting for DCH Holdings will be convened for approving the Acquisition and the Financial Assistance.

An independent financial adviser will be appointed by DCH Holdings to advise the independent board committee of DCH Holdings and the DCH Independent Shareholders in relation to the terms of the Acquisition and the Financial Assistance.

A circular containing, among other things, further details of the Acquisition and the Financial Assistance, the recommendations of the independent board committee of DCH Holdings and the advice from the independent financial adviser will be dispatched to the DCH Shareholders as soon as practicable.

7. LISTING RULES IMPLICATIONS FOR CITIC PACIFIC

As DCH Holdings is a 56.67%-owned subsidiary of CITIC Pacific, the Acquisition and the Financial Assistance also constitute connected transactions for CITIC Pacific. As the relevant percentage ratios under the Listing Rules in respect of the Acquisition and the Financial Assistance are more than 5% but less than 25% for CITIC Pacific, the Acquisition and the Financial Assistance also constitute discloseable transactions for CITIC Pacific. The Acquisition and the Financial Assistance are subject to the reporting, announcement and CITIC Pacific Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

An application will be made to the Stock Exchange for a waiver from strict compliance with the requirement to hold a shareholders' meeting to approve the Acquisition and the Financial Assistance on the basis of a written independent shareholders' approval given in accordance with Rule 14A.43 of the Listing Rules.

Each of DIL and Mr. Mak has confirmed that it/he has no interest in any share of CITIC Pacific giving the right to attend and vote at general meetings of CITIC Pacific.

To the best knowledge of CITIC Pacific Directors, none of the CITIC Pacific Shareholders is required to abstain from voting on the Acquisition and the Financial Assistance.

The following persons, who are closely allied group of CITIC Pacific Shareholders and together beneficially interested in 1,110,746,285 shares representing approximately 50.62% of the issued share capital of CITIC Pacific, have indicated that they approve the Acquisition and the Financial Assistance and the transactions contemplated thereunder. CITIC Pacific will procure the signing of a written shareholders' approval in accordance with Rule 14A.43, failing which a shareholder's meeting for CITIC Pacific will be convened for approving the Acquisition and the Financial Assistance:

Name of beneficial shareholder	No. of ordinary shares beneficially interested	Percentage of total issued share capital of CITIC Pacific as of the date hereof
CITIC Hong Kong (Holdings) Limited (through its wholly-owned subsidiaries)	643,611,285	29.33%
The Chairman and the Managing Director of CITIC Pacific having an interest in the shares of CITIC Pacific	467,135,000	21.29%
TOTAL	1,110,746,285	50.62%

An independent financial adviser will be appointed by CITIC Pacific to advise the independent board committee of CITIC Pacific and the CITIC Pacific Independent Shareholders in relation to the terms of the Acquisition and the Financial Assistance.

A circular containing, among other things, further details of the Acquisition and the Financial Assistance, the recommendations of the independent board committee of CITIC Pacific and the advice from the independent financial adviser will be dispatched to the CITIC Pacific Shareholders as soon as practicable.

8. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"Acquisition"	the acquisition of the Sale Shares and the related shareholders' loans by DSE from DIL pursuant to the terms of the Sale and Purchase Agreement (including the Contractual Arrangements);
"associate"	has the meaning given to it by the Listing Rules;
"BVI"	the British Virgin Islands;
"CITIC Pacific"	CITIC Pacific Limited (中信泰富有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;
"CITIC Pacific Directors"	the directors of CITIC Pacific;

"CITIC Pacific Group"	CITIC Pacific and its subsidiaries (including DCH Holdings), or, where the context so requires, any of them (as defined under the Listing Rules);
"CITIC Pacific Independent Shareholders"	the independent shareholders of CITIC Pacific, i.e. the CITIC Pacific Shareholders;
"CITIC Pacific Shareholders"	holders of the ordinary shares of CITIC Pacific;
"Completion"	completion of the Acquisition;
"connected person"	has the meaning given to it by the Listing Rules;
"Consideration"	the consideration for the Acquisition;
"Contractual Arrangements"	contractual arrangements with the registered owners of Guangzhou Guangbao, Guangzhou Junjia and Foshan Junan (if applicable) that are implemented by the DCH Group, the details of which are set out in the section headed "2. CONTRACTUAL ARRANGEMENTS" of this announcement;
"Contractual Arrangements Agreements"	the agreements for the Contractual Arrangements, the details of which are set out in the section headed "2. CONTRACTUAL ARRANGEMENTS" of this announcement;
"DCH Directors"	the directors of DCH Holdings;
"DCH Group"	DCH Holdings and its subsidiaries, or, where the context so requires, any of them (as defined under the Listing Rules);
"DCH Holdings"	Dah Chong Hong Holdings Limited 大昌行集團有限公司, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange, and is a non-wholly owned subsidiary of CITIC Pacific;
"DCH Independent Shareholders"	the independent shareholders of DCH Holdings, i.e. the DCH Shareholders;
"DCH Shareholders"	holders of the ordinary shares of DCH Holdings;
"DSE"	Delight Star Enterprises Limited 愉星企業有限公司, a company incorporated in Hong Kong with limited liability and is a wholly-owned subsidiary of DCH Holdings;

"DIL"	Denker Investment Limited 駿佳投資有限公司, a company incorporated in Hong Kong with limited liability;
"Established Group"	Guangzhou Guangbao and Guangzhou Junjia (excluding any of their respective subsidiaries and investments);
"FAW Toyota 4S Company"	Strong Step Holdings Limited 碩晉控股有限公司, a company incorporated in Hong Kong with limited liability;
"FAW Toyota 4S Group"	FAW Toyota 4S Company and its subsidiaries;
"FAW Toyota 4S Shares"	issued ordinary shares of HK$1.00 each in the share capital of FAW Toyota 4S Company;
"Financial Assistance"	(i) the granting of replacement guarantees after Completion in a sum of not more than HK$80 million and (ii) the provision of additional funding by DSE in a sum not to exceed HK$100 million, the details of which are set out in the section headed "1. THE SALE AND PURCHASE AGREEMENT- other terms" of this announcement;
"Foshan Junan"	佛山駿安豐田汽車銷售服務有限公司 (Foshan Junan Toyota Motors Sale and Service Limited), a company established in the PRC with limited liability and is an indirect 100%-owned subsidiary of FAW Toyota 4S Company;
"Guangzhou Guangbao"	廣州廣保豐田汽車銷售服務有限公司 (Guangzhou Guangbao Toyota Motors Sale and Service Limited), a company established in the PRC with limited liability and is an indirect 100%-owned subsidiary of FAW Toyota 4S Company;
"Guangzhou Junjia"	廣州駿佳凌志汽車銷售服務有限公司 (Guangzhou Junjia Lexus Motors Sale and Service Limited), a company established in the PRC with limited liability. and is an indirect 55%-owned subsidiary of Lexus 4S Company (the remaining 45% interests are directly held by an independent third party);
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC;
"Lexus 4S Company"	Star Partner Holdings Limited 易博控股有限公司, a company incorporated in Hong Kong with limited liability;

"Lexus 4S Group"	Lexus 4S Company and its subsidiaries;
"Lexus 4S Shares"	issued ordinary shares of HK$1.00 each in the share capital of Lexus 4S Company;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Mr. Mak"	Mr. Mak Hing Lung;
"PRC"	the People's Republic of China;
"Profit Paradise"	Profit Paradise Investments Limited 程生投資有限公司, a company incorporated in Hong Kong with limited liability;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sale and Purchase Agreement"	the sale and purchase agreement dated 26 August 2008 entered into between DSE, DIL, DCH Holdings and Mr. Mak in relation to the Acquisition;
"Sale Shares"	49 FAW Toyota 4S Shares and 50 Lexus 4S Shares;
"SFO"	Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder"	has the meaning given to it by the Listing Rules;
"Sunny Linker"	Sunny Linker Development Limited 佳駿發展有限公司, a company incorporated in Hong Kong with limited liability;
"Target Companies"	collectively FAW Toyota 4S Company and Lexus 4S Company;
"Target Group"	collectively the FAW Toyota 4S Group and Lexus 4S Group and "**Target Group Company**" and "**Target Group Companies** "shall be construed accordingly; and
"%"	per cent.

For illustration purpose in this announcement, the conversion rate of RMB1.00 = HK$1.14 was adopted.

By order of the board	By order of the board
Dah Chong Hong Holdings Limited	**CITIC Pacific Limited**
Tso Mun Wai	**Stella Chan Chui Sheung**
Company Secretary	*Company Secretary*

Hong Kong, 26 August 2008

As at the date of this announcement, the directors of DCH Holdings are:

Executive directors: *Hui Ying Bun (Chairman), Chu Hon Fai, Yip Moon Tong, Mak Kwing Tim, Lau Sei Keung, Tsoi Tai Kwan, Arthur and Glenn Robert Sturrock Smith*

Non-executive directors: *Ho Hau Hay, Hamilton, Chau Chi Yin, Chan Chui Sheung, Stella and Kwok Man Leung*

Independent non-executive directors: *Cheung Kin Piu, Valiant, Hsu Hsung, Adolf and Yeung Yue Man*

As at the date of this announcement, the directors of CITIC Pacific are:

Executive directors: *Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung*

Non-executive directors: *Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to André Desmarais)*

Independent non-executive directors: *Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong*

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)
(Stock Code: 267)

CONNECTED TRANSACTION

CAPITAL INCREASE IN TONGLING XIN YAXING

The Directors announce that, on 27 August 2008, Joy Talent (a wholly owned subsidiary of the Company) entered into the Capital Increase Agreement with Tongling Industrial, pursuant to which (i) the registered capital of Tongling Xin Yaxing will be increased from US$50.0 million (HK$390 million) to US$99.8 million (approximately HK$778.4 million); and (ii) the total investment amount of Tongling Xin Yaxing will be increased from US$99.8 million (approximately HK$778.4 million) to US$199.6 million (approximately HK$1,556.9 million). Tongling Industrial and Joy Talent also entered into amendment agreements to the joint venture contract and company articles of Tongling Xin Yaxing to reflect the Capital Increase. Joy Talent will solely contribute the full amount of the said increase in registered capital, being US$49.8 million (approximately HK$388.4 million), in stages.

Upon completion of the Capital Increase, Tongling Industrial's equity interest in Tongling Xin Yaxing will be diluted from 15% to approximately 7.515%, and Joy Talent's equity interest in Tongling Xin Yaxing will increase from 85% to approximately 92.485%.

Tongling Xin Yaxing is a non-wholly owned subsidiary of the Company. As Tongling Industrial is a substantial shareholder of Tongling Xin Yaxing before completion of the Capital Increase, it is a connected person of the Company. Accordingly, the Capital Increase constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios calculated with reference to the Capital Increase are more than 0.1% but less than 2.5%, the Capital Increase is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

THE CAPITAL INCREASE AGREEMENT

Date: 27 August 2008

Parties:

(1) Tongling Industrial

(2) Joy Talent (a wholly owned subsidiary of the Company)

Before the Capital Increase, Tongling Industrial and Joy Talent hold 15% and 85% of equity interests in Tongling Xin Yaxing respectively.

Subject matter

Pursuant to the Capital Increase Agreement, (i) the registered capital of Tongling Xin Yaxing will be increased from US$50.0 million (HK$390 million) to US$99.8 million (approximately HK$778.4 million); and (ii) the total investment amount of Tongling Xin Yaxing will be increased from US$99.8 million (approximately HK$778.4 million) to US$199.6 million (approximately HK$1,556.9 million). Tongling Industrial and Joy Talent also entered into amendment agreements to the joint venture contract and company articles of Tongling Xin Yaxing to reflect the Capital Increase.

Joy Talent will solely contribute the full amount of the said increase in registered capital, being US$49.8 million (approximately HK$388.4 million) in cash, of which 20% will be injected within one month after the relevant governmental approval is obtained with the balance to be injected within two years after the said governmental approval is obtained. The funding will be injected in stages according to the project fund demand, and the Company's interim equity interest will be determined by its actual capital contribution. The amount of the Capital Increase was determined by the additional fund demand of Tongling Xin Yaxing to meet the investment of new facilities. Such contribution will be funded by internal resources of the Company.

Upon completion of the Capital Increase, Tongling Industrial's equity interest in Tongling Xin Yaxing will be diluted from 15% to approximately 7.515%, and Joy Talent's equity interest in Tongling Xin Yaxing will increase from 85% to approximately 92.485%.

Information on Tongling Xin Yaxing

Tongling Xin Yaxing is a sino-foreign equity joint venture company established in the PRC on 7 April 2008, which is constructing and will operate a coking project to provide coking coal and chemical by-products.

As at 30 June 2008, the unaudited net asset value of Tongling Xin Yaxing was RMB349.4 million (approximately HK$384.3 million).

REASONS FOR AND BENEFITS OF THE CAPITAL INCREASE

The Capital Increase reflects the additional funds required to finance the construction of new facilities and it will help Tongling Xin Yaxing to improve product quality and enhance profitability, energy efficiency and environmental protection standard of the project.

The Directors (including the independent non-executive Directors) consider that the Capital Increase is on normal commercial terms, fair and reasonable and in the interests of the shareholders of the Company as a whole.

INFORMATION ON THE GROUP AND TONGLING INDUSTRIAL

Tongling Industrial is an investment holding company wholly owned by Tongling municipal government.

The Group is engaged in a diversified range of business, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution.

LISTING RULES IMPLICATIONS

Tongling Xin Yaxing is a non-wholly owned subsidiary of the Company. As Tongling Industrial is a substantial shareholder of Tongling Xin Yaxing before completion of the Capital Increase, it is a connected person of the Company. Accordingly, the Capital Increase constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios calculated with reference to the Capital Increase are more than 0.1% but less than 2.5%, the Capital Increase is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"Board"	the board of Directors
"Capital Increase"	(i) the increase in the registered capital of Tongling Xin Yaxing from US$50.0 million (HK$390 million) to US$99.8 million (approximately HK$778.4 million); and (ii) the increase in the total investment amount of Tongling Xin Yaxing from US$99.8 million (approximately HK$778.4 million) to US$199.6 million (approximately HK$1,556.9 million), as contemplated under the Capital Increase Agreement and the amendment agreements to the joint venture contract and company articles of Tongling Xin Yaxing

"Capital Increase Agreement"	the capital increase agreement in relation to Tongling Xin Yaxing dated 27 August 2008 entered into between Tongling Industrial and Joy Talent
"Company"	CITIC Pacific Limited (中信泰富有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"connected person(s)"	has the meaning given to it by the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries, or, where the context so requires, any of them (as defined under the Listing Rules)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Joy Talent"	Joy Talent Holdings Limited (晉至控股有限公司), a company incorporated in Hong Kong with limited liability and is a wholly owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"percentage ratio(s)"	has the meaning given to it by the Listing Rules
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning given to it by the Listing Rules;
"Tongling Industrial"	銅陵市工業國有資產經營有限公司 (Tongling Industrial Stated-owned Assets Operation Co., Ltd.), a company established in the PRC with limited liability
"Tongling Xin Yaxing"	銅陵新亞星焦化有限公司 (Tongling Xin Yaxing Coking & Chemical Co., Ltd.), a sino-foreign equity joint venture company established in the PRC with limited liability and is a non-wholly owned subsidiary of the Company

"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent

For the purpose of illustration only, the amounts in US$ are translated to HK$ at the rate of US$1.00 = HK$7.8 and the amounts in RMB are translated to HK$ at the rate of RMB1.00 =HK$1.1. No representation is made that any amount in US$ and RMB have been or could be converted at the above rates or at any other rates or at all.

By order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 27 August 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

CHAIRMAN'S LETTER TO SHAREHOLDERS

Whilst net profit for the first six months of 2008 was HK$4,377 million, a decrease of 12% compared with the same period last year, recurrent earnings grew 8% from a year ago nevertheless. The board has recommended paying an interim dividend of HK$0.30 per share.

During the first half of 2008, we continued the strategy of developing our three core businesses: special steel manufacturing, iron ore mining and property development. In the next two to three years, with the completion of new projects, we expect the benefits from these investments to be realized, with recurrent profit growing significantly.

Special Steel Manufacturing

CITIC Pacific's special steel business maintained its solid momentum and has become a main driver of growth in recurrent earnings. Profit contribution reached HK$1,839 million for the first half of this year, an increase of 64% from a record a year ago.

During the period, despite the challenges of macro economic control in mainland China, weakness in the economies of major industrialized countries, and a significant rise in price of raw materials such as iron ore and coke, CITIC Pacific Special Steel overcame difficulties to achieve excellent results. Our three manufacturing bases: Jiangyin Xingcheng Special Steel, Hubei Xin Yegang and Shijiazhuang Steel increased their production and sold an expanded range of products. At the same time, the three plants continue to implement synergies, resulting in improved efficiency in purchasing, transportation, production and sales.

CITIC Pacific recently acquired a coking coal project in Tongling, Anhui Province. When our iron ore mine in Australia begins production, the business will have secure, stable and long-term supplies of both major raw materials. These strategically important investments will greatly enhance our competitive edge and overall profitability.

The strategy for CITIC Pacific Special Steel going forward is to further enhance its leading position in the domestic and international markets for special steel bars. It is actively expanding its special tube production capability to increase market share in tube products. At the same time, we are also developing medium and heavy special steel plates with the goal of building CITIC Pacific Special Steel into a world class special steel company of the highest standard, with a wide range of products and excellent management.

Iron Ore Mining

During the first half of the year, progress was made at our iron ore mine in Western Australia which has a production capacity of 27.6 million tonnes per annum. Construction of infrastructure such as power, desalination plants, land transportation as well as port and transshipment facilities are well underway. In recent years the price of iron ore has risen significantly due to tight supply in the international market. The strategic importance of this project is therefore clear. CITIC Pacific still holds options to mine another four billion tonnes of iron ore on the same mine site, which if exercised, will further expand our mining capacity.

Property Development

Property development in mainland China is one of our core businesses. Our development properties are centered around Shanghai and its neighboring cities, as well as Hainan Island, a holiday destination. With the rapid development of the Chinese economy and the improvement of living standards, market demand for quality properties will remain strong.

Construction of Phase One of our Shanghai Lu Jia Zui New Financial District Project is progressing well. Foundation work has been completed and basement construction will finish by the end of the year as planned. Phase One completion is expected in 2010. Preparation work for Phase Two and Three is ongoing.

Our large residential and commercial developments in the Qingpu, Jiading and Hongkou districts in Shanghai and in the cities of Wuxi, Jiangyin, Yangzhou in Jiangsu Province are being built in phases as planned. Units pre-sold in the first half of this year achieved a higher unit sale price compared with those sold last year.

The superstructure of CITIC Square, located in the city of Ningbo in Zhejiang Province, has been completed, and work on sale and leasing is taking place. Preparation work for our development project above the Sichuan Beilu Metro Station in the Hongkou District of Shanghai is progressing. Construction is expected to commence at the end of the year.

Our development project on the Shenzhou Peninsula in Wanning City in Hainan Province is progressing well. Work on the four hotels in Phase One has begun, and they are expected to be open in 2010 and thereafter. Shenzhou Peninsula project will, in the near future, become a quality community.

Our investment properties in Shanghai and Hong Kong continue to maintain high occupancy and their profit contribution increased more than 30% compared to the same period last year.

Other Businesses

Faced with significant increases in the price of oil and coal, our aviation and power generation businesses incurred losses. The operating environment for these two businesses remains challenging in the second half of the year. CITIC 1616 and Dah Chong Hong, the two companies listed last year, performed well with double digit profit growth for the first six months of the year. Hong Kong's Eastern and Western harbour tunnels operated smoothly with increased profit compared to last year.

Looking to the Future

Even though there are macro economic uncertainties, I am confident in the future prospects of CITIC Pacific. With hard work in the past few years, our special steel business is becoming strong and our iron ore mining and property businesses are gradually becoming more mature, establishing these three as our core businesses. Going forward, we will continue to seek investment opportunities in these areas to further increase our recurrent earnings, and to achieve higher returns for our shareholders.

On behalf of all the directors, I would like to express my sincere thanks to everyone at CITIC Pacific for their hard work and dedication.

Larry Yung Chi Kin
Chairman
Hong Kong, 28 August 2008

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE - UNAUDITED

in HK$ million	Note	**2008**	2007
Turnover	2	**28,318**	19,618
Cost of Sales		**(22,942)**	(13,973)
Distribution and Selling Expenses		**(512)**	(438)
Other Operating Expenses		**(1,441)**	(1,433)
Net Gain from Sale of Other Financial Assets		**843**	-
Change in Fair Value of Investment Properties		**410**	355
Profit from Consolidated Activities	3	**4,676**	4,129
Share of Results of			
Jointly Controlled Entities		**641**	652
Associated Companies		**43**	708
Finance Charges		**(189)**	(126)
Finance Income		**272**	119
Net Finance Income/(Charges)	4	**83**	(7)
Profit before Taxation		**5,443**	5,482
Taxation	5	**(496)**	(174)
Profit for the Period		**4,947**	5,308
Attributable to:			
Shareholders of the Company		**4,377**	4,968
Minority Interests		**570**	340
		4,947	5,308
Dividends			
Dividend Proposed	6	**(658)**	(1,325)
Earnings per Share for Profit attributable to Shareholders of the Company during the Period (HK$)	7		
Basic		**1.99**	2.25
Diluted		**1.99**	2.25
Dividend per Share (HK$)			
Interim		**0.30**	0.40
Special		**-**	0.20

CONSOLIDATED BALANCE SHEET

in HK$ million	Note	**Unaudited 30 June 2008**	As Restated 31 December 2007
Non-Current Assets			
Fixed Assets			
Property, plant and equipment		**17,125**	12,154
Investment properties		**11,670**	10,895
Properties under development		**6,925**	4,288
Leasehold land		**1,718**	1,641
		37,438	28,978
Jointly controlled entities		**21,338**	17,446
Associated companies		**17,515**	17,941
Other financial assets		**4,045**	7,502
Intangible assets		**5,871**	5,109
Deferred tax assets		**91**	100
Derivative financial instruments		**225**	150
Non-current deposits		**7,641**	5,723
		94,164	82,949
Current Assets			
Properties held for sale		**430**	440
Assets held for sale		**192**	1,127
Inventories		**6,843**	5,982
Debtors, accounts receivable, deposits and prepayments	8	**11,895**	8,292
Cash and bank deposits		**10,695**	8,045
		30,055	23,886
Current Liabilities			
Bank loans, other loans and overdrafts			
Secured		**395**	328
Unsecured		**4,467**	3,326
Creditors, accounts payable, deposits and accruals	8	**12,376**	10,727
Liabilities held for sale		**-**	2
Provision for taxation		**674**	590
		17,912	14,973
Net Current Assets		**12,143**	8,913
Total Assets Less Current Liabilities		**106,307**	91,862

CONSOLIDATED BALANCE SHEET (continued)

in HK$ million	Note	**Unaudited 30 June 2008**	As Restated 31 December 2007
Non-Current Liabilities			
Long term borrowings		**37,044**	25,000
Deferred tax liabilities		**2,216**	2,094
Derivative financial instruments		**310**	69
		39,570	27,163
Net Assets		**66,737**	64,699
EQUITY			
Share capital		**878**	885
Reserves		**59,524**	57,138
Proposed dividend		**658**	1,770
Equity attributable to Shareholders of the Company		**61,060**	59,793
Minority Interests		**5,677**	4,906
Total Equity		**66,737**	64,699

NOTES TO THE ACCOUNTS

1 Significant accounting policies

These condensed unaudited consolidated interim accounts ("the Accounts") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies used in preparation of the Accounts are consistent with those adopted in the annual accounts for the year ended 31 December 2007 and with the adoption of certain new or revised Hong Kong Financial Reporting Standards, ("HKFRS") and HKAS in 2008 among which the following will have below impact to the Group:

- HK(IFRIC)-Int 12 'Service Concession Arrangements'

In accordance with HK(IFRIC)-Int 12, the vehicular tunnel is regarded as a service concession arrangement. As such, the Group has recognised the vehicular tunnel as an intangible asset instead of property, plant and equipment under fixed assets with retrospective effect from 1 January 2007. The carrying amount as at 1 January 2007 of HK$1,102 million has also been restated.

The adoption of the above accounting standard has no effect on the Group's results reported for the period ended 30 June 2008.

2 Turnover and segment information

An analysis of the Group's turnover and profit from consolidated activities and share of results of jointly controlled entities and associated companies by business is as follows:

Six months ended 30 June 2008 ***in HK$ million***	**Turnover**	**Profit from consolidated activities**	**Share of results of jointly controlled entities**	**Share of results of associated companies**	**Group total**	**Segment allocations**	**Segment profit**
By principal activities							
Special Steel	15,212	1,846	405	-	2,251	-	2,251
Property	901	477	(9)	(5)	463	46	509
Infrastructure	1,289	680	141	(65)	756	-	756
Listed Subsidiary Companies							
CITIC 1616	1,128	178	-	-	178	-	178
Dah Chong Hong	9,631	449	29	(29)	449	(46)	403
Others	157	919	75	(18)	976	-	976
Change in Fair Value of Investment Properties	-	410	-	160	570	-	570
Less: General and Administration Expenses	-	(283)	-	-	(283)	-	(283)
	28,318	4,676	641	43	5,360	-	5,360
Net Finance Income							83
Taxation							(496)
Profit for the Period							4,947

2 Turnover and segment information (continued)

Six months ended 30 June 2007 *in HK$ million*	Turnover	Profit from consolidated activities	Share of results of jointly controlled entities	Share of results of associated companies	Group total	Segment allocations	Segment profit
By principal activities							
Special Steel	8,737	1,274	227	-	1,501	-	1,501
Property	371	293	(11)	46	328	42	370
Infrastructure	595	113	259	569	941	-	941
Listed Subsidiary Companies							
CITIC 1616	2,831	2,039	-	-	2,039	-	2,039
Dah Chong Hong	7,062	272	23	2	297	(42)	255
Others	22	21	154	(25)	150	-	150
Change in Fair Value of Investment Properties	-	355	-	116	471	-	471
Less: General and Administration Expenses	-	(238)	-	-	(238)	-	(238)
	19,618	4,129	652	708	5,489	-	5,489
Net Finance Charges							(7)
Taxation							(174)
Profit for the Period							5,308

2 Turnover and segment information (continued)

An analysis of the Group's turnover by geographical area is as follows:

in HK$ million	Six months ended 30 June **2008**	2007
By geographical area		
Hong Kong	**6,052**	6,326
Mainland China	**21,177**	12,410
Overseas	**1,089**	882
	28,318	19,618

3 Profit from consolidated activities

The profit from consolidated activities is arrived at after crediting and charging:

in HK$ million	Six months ended 30 June **2008**	As Restated 2007
Crediting		
Dividend income from other financial assets	**93**	29
Profit on disposal of subsidiary company	**170**	1,928
Profit on disposal of jointly controlled entity	**403**	-
Charging		
Cost of inventories sold	**20,738**	12,803
Depreciation of property, plant and equipment	**432**	500
Amortisation of intangible assets	**51**	49
Amortisation of leasehold land	**25**	24
Impairment losses on other financial assets	**21**	1
Impairment losses on fixed assets	**14**	72

4 Net finance (income)/charges

in HK$ million	Six months ended 30 June **2008**	2007
Finance charges		
Interest expenses	**709**	421
Amount capitalized	**(388)**	(262)
Fair value gains on derivative financial instruments	**(130)**	(66)
Exchange (gain)/loss	**(30)**	10
Other finance charges	**28**	23
	189	126
Finance income		
Interest income	**(272)**	(119)
	(83)	7

5 Taxation

Hong Kong profits tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations. Details as follows:

in HK$ million	Six months ended 30 June **2008**	2007
Current taxation		
Hong Kong profits tax	**114**	104
Overseas taxation	**367**	207
Deferred taxation		
Changes in fair value of investment properties	**76**	55
Origination and reversal of other temporary differences	**(29)**	(15)
Effect on tax rate change	**(32)**	(177)
	496	174

6 Dividends

in HK$ million	Six months ended 30 June **2008**	2007
2007 Final dividend paid: HK$0.80 (2006: HK$0.80) per share	**1,757**	1,767
2007 Special dividend paid: Nil (2006: HK$0.30) per share	-	662
	1,757	2,429
2008 Interim dividend proposed: HK$0.30 (2007: HK$0.40) per share	**658**	883
2008 Special dividend proposed: Nil (2007: HK$0.20) per share	-	442
	658	1,325

7 Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders of HK$4,377 million (2007: HK$4,968 million).

The basic earnings per share is based on the weighted average number of 2,198,430,092 shares in issue during the period (2007: 2,203,437,210 shares in issue). The diluted earnings per share is based on 2,203,728,977 shares (2007: 2,208,527,391 shares) which is the weighted average number of shares in issue during the period plus the weighted average number of 5,298,885 shares (2007: 5,090,181 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

8.1 Debtors, accounts receivable, deposits and prepayments

in HK$ million	**30 June 2008**	31 December 2007
Trade debtors and bills receivable		
Within 1 year	**5,811**	4,248
Over 1 year	**54**	42
	5,865	4,290
Accounts receivable, deposits and prepayments	**6,030**	4,002
	11,895	8,292

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) Each business unit has a defined credit policy appropriate to its circumstances.

iii) The carrying amounts of debtors, accounts receivable, deposits and prepayments approximate their fair value.

iv) Accounts receivable, deposits and prepayments include derivative financial assets of HK$580 million (2007: HK$251 million), amounts due from jointly controlled entities of HK$143 million (2007: HK$138 million), which are unsecured, interest free and recoverable on demand, except for an amount of HK$5 million (2007: HK$1 million) which is interest bearing, and amounts due from associated companies of HK$200 million (2007: HK$90 million) which are unsecured, interest free and recoverable on demand.

8.2 Creditors, accounts payable, deposits and accruals

in HK$ million	**30 June 2008**	31 December 2007
Trade creditors and bills payable		
Within 1 year	**4,803**	4,532
Over 1 year	**587**	329
	5,390	4,861
Accounts payable, deposits and accruals	**6,986**	5,866
	12,376	10,727

Note:

i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$29 million (2007: HK$66 million).

ii) The carrying amounts of creditors, accounts payable, deposits and accruals approximate their fair value.

FINANCIAL REVIEW AND ANALYSIS

Group Debt and Liquidity

The financial position of the Group as at 30 June 2008, as compared to 31 December 2007 and 30 June 2007, is summarised as follows:

HK$ million	**30 June 2008**	31 December 2007	30 June 2007
Total debt	**41,906**	28,654	21,975
Cash and bank deposits	**10,695**	8,045	4,135
Net debt	**31,211**	20,609	17,840

Leverage (Net debt to Total capital)	**34%**	26%	26%

The denomination of the Group's borrowings as well as cash and deposit balances by currency as at 30 June 2008 is summarised as follows:

	Denomination					
HK$ million equivalent	HK$	US$	RMB	Yen	Other	**Total**
Total debt in original currency	9,411	23,955	7,198	1,231	111	**41,906**
Total debt after hedging	16,806	16,982	7,198	809	111	**41,906**
Cash and bank deposits	1,357	3,042	5,539	135	622	**10,695**
Net debt / (cash) after hedging	15,449	13,940	1,659	674	(511)	**31,211**

As at 30 June 2008, assets of HK$525 million (31 December 2007: HK$423 million) were pledged to secure banking facilities, mainly related to Dah Chong Hong's business overseas and a property subsidiary in mainland China. In addition, assets of the Iron Ore Mining project were pledged under the project finance arrangement.

Maturity Profile of Outstanding Debt

The Group actively manages its debt portfolio and aims to extend the debt maturity profile such that the maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year.

HK$ million	2008	2009	2010	2011	2012	2013 and Beyond	Total	Percentage
Parent Company	3	2,966 [1]	2,917	5,174 [2]	7,550	11,596 [3]	30,206	72%
Subsidiaries	2,044	1,314	2,393	3,592	543	1,814	11,700	28%
Total Maturing Debt	2,047	4,280	5,310	8,766	8,093	13,410	41,906	100%
Percentage	5%	10%	13%	21%	19%	32%	100%	
Available Committed Facilities	1,000	2,701	500	2,970	-	12,315	19,486	

1 Includes a US$270 million short term bridging loan in connection with the Iron Ore Mining project which will be replaced by long term project loan.

2 Includes a US$450 million global bond due in 2011 which was issued by a wholly owned special purposes vehicle.

3 Includes a JPY8.1 billion floating rate note due in 2035 which was issued by a wholly owned special purposes vehicle.

Available Sources of Financing

In addition to cash and deposits balance of HK$10.7 billion as at 30 June 2008, the Group had available loan and trade facilities totaling HK$21.8 billion and HK$2.9 billion respectively. Borrowings by source of financing as at 30 June 2008 are summarised as follows:

HK$ million	Total Facilities	Outstandings	Available Facilities
Committed Facilities			
Short Term Loan *	4,290	2,106	2,184
Term Loans	51,015	33,713	17,302
Global Bonds	3,510	3,510	0
Private Placement	422	422	0
Total Committed	59,237	39,751	19,486
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	4,457	2,136	2,321
Trade Facilities	4,414	1,523	2,891

* This is a USD short term bridging loan to support the funding requirement of the Iron Ore Mining project Phase II.

In addition to the above facilities, the Company has established Cooperative Agreements with major PRC banks. Under these Cooperative Agreements, CITIC Pacific's PRC projects can apply for credit facilities subject to the banks' approval on a project-by-project basis in accordance with PRC banking regulations.

Risk Management

The Group employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Derivative transactions are only used for interest rate and currency hedging purposes; speculative trading activity is prohibited. Counterparties' credit risks are carefully reviewed, and the Group only deals with financial institutions with investment grade credit ratings. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Foreign Currency Exposure

CITIC Pacific conducts business mainly in Hong Kong, mainland China and Australia, therefore it is subject to the market risk of foreign exchange rates in HK Dollar, US Dollar, Renminbi and Australia Dollar. To minimise currency exposure, non HK Dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Due to limitations in financial markets and regulatory constraints in mainland China, CITIC Pacific has an increasing exposure to the Renminbi. As at 30 June 2008, the Group had net RMB exposure of approximately HK$59 billion (31 December 2007: HK$46 billion) as investments in mainland China are expanding.

The functional currency for the Australian Iron Ore Mining project is deemed to be USD as future revenue and cash flow will be denominated in USD. As such, CITIC Pacific funded the Iron Ore Mining project development costs and the acquisition of vessels related to the mining operations by USD loans to match the future USD cash flows derived from these assets. A portion of the Iron Ore Mining project development costs as well as certain pre-completion expenditures, required paying in non-USD currencies. Foreign exchange forward contracts and structured forward instruments are employed to hedge or minimise these currency exposures. As at 30 June 2008, outstanding foreign exchange forward contracts and structured forward instruments amounted to HK$3.9 billion (31 December 2007: HK$3.5 billion).

In addition, foreign exchange forward contracts are employed to minimise currency exposure for the outstanding USD debts and a Yen bond. As at 30 June 2008, such contracts outstanding amounted to HK$7,913 million (31 December 2007: HK$5,853 million).

Foreign exchange forward contracts and structured forward instruments were also employed by our trading subsidiary to hedge currency fluctuations. As at 30 June 2008, such contracts outstanding amounted to HK$804 million (31 December 2007: HK$968 million).

Interest Rate Exposure

The Group aims to maintain a suitable mixture of fixed and floating rate borrowing in order to stabilise interest costs against rate fluctuations. The interest rate hedging ratio is determined after taking consideration of factors including general market trends, the Group's cash flow pattern and interest coverage ratio.

The Group uses interest rate swaps, forward rate agreements, interest rate option contracts and other instruments to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 30 June 2008, CITIC Pacific had interest rate swap or swaption contracts with a notional amount of HK$29.1 billion, of which forward starting IRS contracts amounted to HK$16.7 billion.

The weighted average all-in cost of borrowing for the Group (including fees and hedging costs) for the six months ended 30 June 2008 was about 4.8%, compared with 5.4% for the same period last year.

Capital Commitment and Contingent Liabilities

As at 30 June 2008, the Group's contracted capital commitment was approximately HK$27 billion and the Group's contingent liabilities had not changed significantly from the last year end.

HUMAN RESOURCES

As at the end of June 2008, the total number of employees at CITIC Pacific reached another new high of 25,177 (2007 : 23,989) as the Group continued its development and investment in mainland China and Australia. Employees working in Hong Kong increased to 4,135 (2007 : 3,932). Mainland China has the largest number of employees and it has increased steadily to 20,491 (2007 : 19,720). The other 551 (2007 : 337) are employed in subsidiaries in Japan, Singapore, Canada and Australia.

To ensure that overall remuneration policy is externally competitive and internally equitable to attract, retain, motivate and reward a competent work force, the Group continuously conducts reviews of cash compensation and benefit programs. As the Group remains largely compatible with other similar large companies in the market, no major changes to the human resources management policy have been made in the last six months. In line with established policy, some interim salary adjustments were awarded on a selective basis to recognize performance and catch up with market changes.

CITIC Pacific actively promotes a culture of open communication in which staff can report concerns and share ideas with management. The Group is also committed to providing a healthy organizational environment that is conducive to each individual's development. Employees are encouraged to improve themselves through further studies and are supported with financial sponsorship from the Group. In-house training for different levels of employees is organized on a regular basis to provide product knowledge and skill development. Moreover, with growing cross-territory business activities, across Hong Kong, mainland China and Australia, the Group continues to strengthen business integration, knowledge sharing and skill transfer among staff at these locations.

CITIC Pacific fully supports investing in the training and development of our younger generation. The Group has implemented various management trainee and apprentice training programs. It also provides training opportunities to young school leavers and college students by participating in the Youth Pre-employment Training Programme held by the Labour Department and internship programmes of universities.

CITIC Pacific and its employees continue to support charitable works and the promotion of education, environmental protection, sports, culture and the arts by sponsorship and participation in related activities. In addition, to provide financial assistance to the victims of Sichuan Earthquake, the Group and its employees also donated generously to the relief fund.

CORPORATE GOVERNANCE

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Details of our corporate governance practices can be found on page 49 of the 2007 annual report and the Company's website www.citicpacific.com.

Throughout the six months ended 30 June 2008, CITIC Pacific has complied with all code provisions in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Audit Committee of the Board, consisting of three non-executive directors of whom two are independent, has reviewed the Interim Report with management and the Company's internal and external auditors and recommended its adoption by the Board.

The Interim Accounts, which are prepared in accordance with HKAS 34 "Interim Financial Reporting", have been reviewed by the Company's independent auditors PricewaterhouseCoopers in accordance with the Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

DIVIDEND AND CLOSURE OF REGISTER

The Directors have declared an interim dividend of HK$0.30 per share (2007: interim dividend of HK$0.40 per share and a special dividend of HK$0.20 per share) for the year ending 31 December 2008 payable on Friday, 26 September 2008 to shareholders whose names appear on the Register of Members of the Company on Monday, 22 September 2008. The Register of Members of the Company will be closed from Tuesday, 16 September 2008 to Monday, 22 September 2008, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 12 September 2008.

SHARE CAPITAL

During the six months ended 30 June 2008, the Company made the following repurchases of its own shares on the Hong Kong Stock Exchange for purpose of enhancing its earnings per share:

		Price Per Share		
Month/Year	Number of Shares Repurchased	Highest (HK$)	Lowest (HK$)	Aggregate Price Paid (HK$)
January 2008	15,484,000	37.90	32.25	545,205,150
June 2008	2,837,000	30.40	28.50	83,689,450

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$7.3 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the six months ended 30 June 2008 and the Company has not redeemed any of its shares during the six months ended 30 June 2008.

FORWARD LOOKING STATEMENTS

This announcement contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

INTERIM REPORT AND FURTHER INFORMATION

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Hong Kong Stock Exchange's website (www.hkex.com.hk). The additional information including a full financial analysis will be posted on the Company's website as soon as possible and the full Interim Report will be made available on the website of the Company and the Hong Kong Stock Exchange around 8 September 2008.

By Order of the Board
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 28 August 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that the Register of Members of the Company will be closed from Tuesday, 16 September 2008 to Monday, 22 September 2008, both days inclusive, for the purpose of ascertaining entitlement to the interim dividend. To qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 12 September 2008.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 28 August 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

Form I

香港交易所

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 31st August, 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267 CITIC Pacific Limited		
Representative Name	Ms Stella Chan Chui Sheung		
Contact Person	Ms Stella Chan		
Contact No.	2820 2184	Submit Date	September 2, 2008

A. Information on Types of Listed Equity Securities

☐ Ordinary shares
☐ Equity warrants
☐ Preference shares
☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code :		Description :	
	No. of Preference Shares	**Par Value (HK$)**	**Authorised Share Capital (HKD)**
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code :		Description :	
	No. of Other Classes of Shares	**Par Value (HK$)**	**Authorised Share Capital (HKD)**
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares		No of Preference Shares	No. of Other Classes of Shares
	(1)	(2)		
Balance at close of preceding month	2,194,149,160	-	-	-
Increase/ (Decrease) during the month	-	-	-	-
Balance at close of the month	2,194,149,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
29,810,000	-	-	-	50,000	29,760,000	-

Total Exercised Money During the Month (HKD) -

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

HKEx 香港交易所

Form I

Other Issues of Shares

Type of Issue				No. of New Shares Arising Therefrom
1. Right Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
2. Placing	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
3. Bonus Issue		Issue and allotment date : (dd/mm/yyyy)	( )	-
4. Scrip Dividend	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
5. Repurchase of share		Cancellation date : (dd/mm/yyyy)	( )	-
6. Redemption of share		Redemption date : (dd/mm/yyyy)	( )	-
7. Consideration Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
8. Other (Please specify) ______	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-

Remarks:

Authorised signature: [signature]

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

5 September 2008

Dear Sir,

Name of Company: CITIC Pacific Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
5 September 2008	1,000,000	On the Exchange	25.55	24.90	25,236,050
Total	1,000,000				25,236,050

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 3,837,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((a) x 100 / issued share capital) 0.175 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 14 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Stella Chan Chui Sheung
Company Secretary
for and on behalf of
CITIC Pacific Limited

CR

公司註冊處
Companies Registry

公司購買本身股份申報表
Return by a Company Purchasing its Own Shares

(公司條例第 49G(1)條)
(Companies Ordinance s. 49G(1))

表格 Form **SC2**

RECEIVED
2008 SEP 24 P 1:20
OFFICE OF THE ... CORPORATE ...

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 公司根據《公司條例》第 49B 條購買的股份
Shares Purchased by the Company under section 49B of the Companies Ordinance

股份類別 Class of Shares	股份數目 Number of Shares	每股的面值 Nominal Value of Each Share†	股份交付公司的日期 Date on which the Shares were Delivered to the Company (日 DD / 月 MM / 年 YYYY)	就每股所支付的最高價格 Maximum Price Paid for Each Share† (註 Note 5)	就每股所支付的最低價格 Minimum Price Paid for Each Share† (註 Note 5)
Shares	1,000,000	HKD0.40	09/09/2008	HKD25.55	HKD24.90

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 5) **3 公司就上述股份所支付的總款額**
The Aggregate Amount Paid by the Company for the above Shares

貨幣單位 Currency	款額 Amount
HKD	25,236,050

簽署 Signed : [signature]

姓名 Name : **Chan Chui Sheung, Stella**

~~董事 Director~~／秘書 Secretary *

日期 Date : 17/09/2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR 公司註冊處 RECEIVED
17 SEP 2008
文件管理組
Document Management Section

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

大昌行集團有限公司
DAH CHONG HONG HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 01828)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 00267)

CONTINUING CONNECTED TRANSACTION

LONG-TERM MAINTENANCE SERVICES ON ULD BY DAS NORDISK TO CX

REVISION OF ANNUAL CAPS OF CONTINUING CONNECTED TRANSACTIONS

(1) OUTSOURCING OF ULD MAINTENANCE SERVICES BY DAS NORDISK TO DAS

(2) PURCHASES OF ULD SPARE PARTS FROM NORDISK ASIA PACIFIC LIMITED BY DAS NORDISK

CONTINUING CONNECTED TRANSACTIONS

(1) LONG-TERM MAINTENANCE SERVICES ON ULD BY DAS NORDISK TO CX

(2) OUTSOURCING OF ULD MAINTENANCE SERVICES BY DAS NORDISK TO DAS

The directors of DCH Holdings and CITIC Pacific jointly announce that on 17 September 2008, CX and DAS Nordisk entered into the ULD Maintenance Services Agreement to appoint DAS Nordisk to provide ULD maintenance and repair services for a term of three years from 1 July 2008 to 30 June 2011. The annual cap for each of the financial years ending 31 December 2008, 2009, 2010 and 2011 is expected not to exceed HK$60.0 million.

The directors of DCH Holdings and CITIC Pacific also jointly announce that on 17 September 2008, DAS Nordisk and DAS entered into the Supplemental Outsourcing Master Agreement for the purpose of setting the expected annual caps for the financial years ending 31 December 2008 and 2009 to be HK$41.0 million and HK$58.0 million respectively.

Further, the directors of DCH Holdings announce that on 17 September 2008, Nordisk Asia Pacific Limited and DAS Nordisk entered into the Supplemental Sale and Purchase Master Agreement for the purpose of revising the expected annual caps for the financial years ending 31 December 2008 and 2009 to be HK$16.0 million and HK$21.0 million respectively.

The transactions contemplated under (i) the ULD Maintenance Services Agreement; (ii) the Original Outsourcing Master Agreement and the Supplemental Outsourcing Master Agreement; and (iii) the Original Sale and Purchase Master Agreement and the Supplemental Sale and Purchase Master Agreement, constitute continuing connected transactions for DCH Holdings and CITIC Pacific under Chapter 14A of the Listing Rules.

In respect of DCH Holdings, since the applicable percentage ratios calculated with reference to the above continuing connected transactions and the annual caps are on an annual basis less than 2.5%, the above continuing connected transactions are only subject to the reporting and announcement requirements, but are exempt from the independent shareholders' approval requirements under the Listing Rules.

In respect of CITIC Pacific, since the applicable percentage ratios calculated with reference to the continuing connected transactions and the annual caps in relation to (i) the ULD Maintenance Services Agreement; and (ii) the Original Outsourcing Master Agreement and the Supplemental Outsourcing Master Agreement, are on an annual basis less than 2.5%, the above continuing connected transactions are only subject to the reporting and announcement requirements, but are exempt from the independent shareholders' approval requirements under the Listing Rules. In respect of CITIC Pacific, since the applicable percentage ratios calculated with reference to the continuing connected transaction and the annual caps in relation to the Original Sale and Purchase Master Agreement and the Supplemental Sale and Purchase Master Agreement are on an annual basis less than 0.1%, the above continuing connected transaction is exempt from the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

1. INTRODUCTION

The directors of DCH Holdings and CITIC Pacific jointly announce that on 17 September 2008, (i) CX and DAS Nordisk entered into the ULD Maintenance Services Agreement to appoint DAS Nordisk to provide ULD maintenance and repair services; and (ii) DAS Nordisk and DAS entered into the Supplemental Outsourcing Master Agreement for the purpose of setting the expected annual caps for the financial years ending 31 December 2008 and 2009.

Further, the directors of DCH Holdings announce that on 17 September 2008, Nordisk Asia Pacific Limited and DAS Nordisk entered into the Supplemental Sale and Purchase Master Agreement, for the purpose of revising the expected annual caps for the financial years ending 31 December 2008 and 2009.

2. LONG-TERM MAINTENANCE SERVICES ON ULD BY DAS NORDISK TO CX

The ULD Maintenance Services Agreement

Date: 17 September 2008

Parties:

(1) CX

(2) DAS Nordisk (a non-wholly owned subsidiary of both DCH Holdings and CITIC Pacific)

Background and general terms

DAS Nordisk and CX entered into the contracts for ULD maintenance and repair dated 1 July 2002 (with a term expired on 30 June 2005) and 1 July 2005 (with a term expired on 30 June 2008) respectively, under which DAS Nordisk agreed to carry out maintenance and repair services at a service fee payable to DAS Nordisk. The details of the above contracts are particularly set out in the section headed "Connected Transactions – A. Non-exempt continuing connected transactions – 3. Long-term maintenance services on ULD by DAS Nordisk to CX" in the DCH Prospectus.

For the purpose of renewing the arrangements contemplated under the above contract, on 17 September 2008, CX and DAS Nordisk entered into the ULD Maintenance Services Agreement, under which CX agreed to appoint DAS Nordisk to provide ULD maintenance and repair services for a term of three years from 1 July 2008 to 30 June 2011.

Pricing principles and annual caps

The pricing for such maintenance services is determined with reference to the relevant costs associated with the estimated maintenance hours and the frequency of visit of the relevant type of ULD. The total amount of maintenance fees paid by CX to DAS Nordisk under the above contracts for the financial years ended 31 December 2005, 2006 and 2007 were approximately HK$18.8 million, HK$19.0 million and HK$21.3 million respectively. The amount of maintenance fees for the financial year ending 31 December 2008 was originally subject to an expected annual cap of HK$24.7 million. Pursuant to the ULD Maintenance Services Agreement, the amount of maintenance fees payable by CX to DAS Nordisk is now expected to be subject to an annual cap of HK$60.0 million for each of the financial years ending 31 December 2008, 2009, 2010 and 2011.

The above annual caps, being the expected maximum annual transaction amount, have been determined on normal commercial terms, at rates no less favourable than the rates charged to independent third party customers of DAS Nordisk, and on the basis of estimated volume of services rendered by DAS Nordisk with reference to historical transaction volumes with CX, the shift of the ULD maintenance services previously requested by KA which will be taken up by CX, the estimated potential cargo growth, and the expected price increase, particularly due to the expected appreciation in Norway against Hong Kong currency exchange rate that partly leads to increase in material costs.

Reasons for the transactions

DAS Nordisk has entered into the transactions contemplated under the ULD Maintenance Services Agreement as CX is one of DAS Nordisk's customers in their ordinary course of business who is willing to offer competitive market price for the services rendered by DAS Nordisk.

The directors of DCH Holdings (including the independent non-executive directors of DCH Holdings) consider that the above transactions and annual caps are on normal commercial terms, fair and reasonable and in the interests of the shareholders of DCH Holdings as a whole.

The directors of CITIC Pacific (including the independent non-executive directors of CITIC Pacific) consider that the above transactions and annual caps are on normal commercial terms, fair and reasonable and in the interests of the shareholders of CITIC Pacific as a whole.

3. OUTSOURCING OF ULD MAINTENANCE SERVICES BY DAS NORDISK TO DAS

Background and general terms

On 17 September 2008, DAS Nordisk and DAS entered into the Supplemental Outsourcing Master Agreement to supplement and amend certain provisions of the Original Outsourcing Master Agreement for the purpose of setting the annual caps for the financial years ending 31 December 2008 and 2009.

Revision of annual caps of the transaction

The total amounts of outsourcing fees payable by DAS Nordisk to DAS for the financial years ended 31 December 2005, 2006 and 2007 were approximately HK$20.0 million, HK$21.0 million and HK$20.6 million respectively. Under the Original Outsourcing Master Agreement, the amounts of outsourcing fees payable for the financial years ending 31 December 2008 and 2009 were originally subject to annual caps of HK$25.4 million and HK$27.9 million respectively.

Pursuant to the Supplemental Outsourcing Master Agreement, the annual caps for the financial years ending 31 December 2008 and 2009 are now expected to be HK$41.0 million and HK$58.0 million respectively.

The above annual caps, being the expected maximum annual transaction amount, have been determined on the basis of estimated volume of services required by DAS Nordisk with reference to historical transaction values with DAS at market price, the estimated potential cargo growth, the expected increase in business volume, particularly in view of the renewal of the transactions pursuant to the ULD Maintenance Services Agreement, and the expected increase in labour cost.

The directors of DCH Holdings (including the independent non-executive directors of DCH Holdings) consider that the above transactions and the revised annual caps are on normal commercial terms, fair and reasonable and in the interests of the shareholders of DCH Holdings as a whole.

The directors of CITIC Pacific (including the independent non-executive directors of CITIC Pacific) consider that the above transactions and annual caps are on normal commercial terms, fair and reasonable and in the interests of the shareholders of CITIC Pacific as a whole.

4. PURCHASE OF ULD SPARE PARTS FROM NORDISK ASIA PACIFIC LIMITED BY DAS NORDISK

Background and general terms

On 17 September 2008, Nordisk Asia Pacific Limited and DAS Nordisk entered into the Supplemental Sale and Purchase Master Agreement to supplement and amend certain provisions of the Original Sale and Purchase Master Agreement for the purpose of revising the annual caps for the financial years ending 31 December 2008 and 2009.

Revision of annual caps of the transaction

The total amounts payable by DAS Nordisk to the Nordisk Asia Pacific Group for ULD spare parts for the financial years ended 31 December 2005, 2006 and 2007 were approximately HK$4.5 million, HK$5.4 million and HK$5.8 million respectively. Under the Original Sale and Purchase Master Agreement, the amounts payable by DAS Nordisk to the Nordisk Asia Pacific Group for the financial years ending 31 December 2008 and 2009 were originally subject to annual caps of HK$6.3 million and HK$6.5 million respectively.

Pursuant to the Supplemental Sale and Purchase Master Agreement, the annual caps for the financial years ending 31 December 2008 and 2009 are now expected to be HK$16.0 million and HK$21.0 million respectively.

The above annual caps, being the expected maximum transaction amount, have been determined with reference to historical transaction values with the Nordisk Asia Pacific Group at market price, the expected increase in ULD maintenance volume, particularly in view of the renewal of the transactions pursuant to the ULD Maintenance Services Agreement, and the expected appreciation in Norway against Hong Kong currency exchange rate that partly leads to increase in material costs.

The directors of DCH Holdings (including the independent non-executive directors of DCH Holdings) consider that the above transactions and the revised annual caps are on normal commercial terms, fair and reasonable and in the interests of the shareholders of DCH Holdings as a whole.

5. GENERAL

Based on the information from the HKExnews website, the principal business activity of CX is the operation of scheduled airline services, airline catering, aircraft handling and engineering.

The DCH Group is a diversified business conglomerate in motor vehicles sales, motor vehicle related business and services, sales of food and consumer products, as well as logistics services, supported by integrated distribution platforms and a well-established base and network in the PRC, Hong Kong and Macao.

The CITIC Pacific Group is engaged in a diversified range of business, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution.

6. LISTING RULES IMPLICATIONS FOR DCH HOLDINGS AND CITIC PACIFIC

General

As DAS, DSL and DAS Nordisk are subsidiaries of DCH Holdings, and DCH Holdings is a subsidiary of CITIC Pacific, which holds approximately 56.67% in the issued share capital of DCH Holdings, DAS, DSL and DAS Nordisk are also subsidiaries of CITIC Pacific.

Long-term maintenance services on ULD by DAS Nordisk to CX

KA is a substantial shareholder of certain subsidiaries of DCH Holdings and CITIC Pacific, namely DAS and DSL. KA is therefore a connected person of DCH Holdings and CITIC Pacific. As CX is the holding company of KA, CX is a connected person of DCH Holdings and CITIC Pacific. Accordingly, the transactions contemplated under the ULD Maintenance Services Agreement constitute a continuing connected transaction for DCH Holdings and CITIC Pacific under Chapter 14A of the Listing Rules.

In respect of each of DCH Holdings and CITIC Pacific, since the applicable percentage ratios calculated with reference to the above continuing connected transaction and the annual caps are on an annual basis less than 2.5%, the above continuing connected transaction is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders' approval requirements under the Listing Rules.

Outsourcing of ULD maintenance services by DAS Nordisk to DAS

As mentioned above, KA is a connected person of DCH Holdings and CITIC Pacific. As DAS is owned as to 30% by KA, it is an associate of KA and therefore a connected person of DCH Holdings and CITIC Pacific. Accordingly, the transactions contemplated under the Original Outsourcing Master Agreement and the Supplemental Outsourcing Master Agreement constitute a continuing connected transaction for DCH Holdings and CITIC Pacific under Chapter 14A of the Listing Rules.

In respect of each of DCH Holdings and CITIC Pacific, since the applicable percentage ratios calculated with reference to the above continuing connected transaction and the annual caps are on an annual basis less than 2.5%, the above continuing connected transaction is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders' approval requirements under the Listing Rules.

Purchases of ULD spare parts from Nordisk Asia Pacific Limited by DAS Nordisk

NAP is a substantial shareholder of DAS Nordisk, which is a non-wholly owned subsidiary of DCH Holdings and CITIC Pacific. As Nordisk Asia Pacific Limited is a fellow subsidiary of NAP, it is a connected person of DCH Holdings and CITIC Pacific. Accordingly, the transactions contemplated under the Original Sale and Purchase Master Agreement and the Supplemental Sale and Purchase Master Agreement constitute a continuing connected transaction for DCH Holdings and CITIC Pacific under Chapter 14A of the Listing Rules.

In respect of DCH Holdings, since the applicable percentage ratios calculated with reference to the above continuing connected transaction and the revised annual caps are on an annual basis less than 2.5%, the above continuing connected transaction is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders' approval requirements under the Listing Rules. In respect of CITIC Pacific, since the applicable percentage ratios calculated with reference to the above continuing connected transaction and the annual caps are on an annual basis less than 0.1%, the above continuing connected transaction is exempt from the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

7. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"CITIC Pacific"	CITIC Pacific Limited (中信泰富有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;
"CITIC Pacific Group"	CITIC Pacific and its subsidiaries (including DCH Holdings), or, where the context so requires, any of them (as defined under the Listing Rules);

"connected person"	has the meaning given to it by the Listing Rules;
"CX"	Cathay Pacific Airways Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;
"DAS"	Dah Chong Hong – Dragonair Airport GSE Service Limited 大昌 – 港龍機場地勤設備服務有限公司, a company incorporated in Hong Kong with limited liability and is a non-wholly owned subsidiary of both DCH Holdings and CITIC Pacific;
"DAS Nordisk"	DAS Nordisk Limited 大昌 – 港龍空運設備有限公司 , a company incorporated in Hong Kong with limited liability and is a non-wholly owned subsidiary of both DCH Holdings and CITIC Pacific;
"DCH Group"	DCH Holdings and its subsidiaries, or, where the context so requires, any of them (as defined under the Listing Rules);
"DCH Holdings"	Dah Chong Hong Holdings Limited 大昌行集團有限公司, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange, and is a non-wholly owned subsidiary of CITIC Pacific;
"DCH Prospectus"	the prospectus of DCH Holdings dated 4 October 2007;
"DSL"	DAS Aviation Support Limited 大昌 – 港龍航材支援有限公司, a company incorporated in Hong Kong with limited liability and is a non-wholly subsidiary of both DCH Holdings and CITIC Pacific;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"KA"	Hong Kong Dragon Airlines Limited 港龍航空有限公司, a company incorporated in Hong Kong with limited liability;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"NAP"	Nordisk Asia Pacific Pte. Ltd., a company incorporated in Singapore with limited liability;
"Nordisk Asia Pacific Group"	Nordisk Asia Pacific Limited, its subsidiaries, associates and holding companies (including NAP);

"Original Outsourcing Master Agreement"	the outsourcing master agreement dated 28 September 2007 entered into between DAS Nordisk and DAS, the details of which are particularly set out in the section headed "Connected Transactions – A. Non-exempt continuing connected transactions – 4. Outsourcing of ULD maintenance services by DAS Nordisk to DAS" in the DCH Prospectus;
"Original Sale and Purchase Master Agreement"	the sale and purchase master agreement dated 24 September 2007 entered into between Nordisk Asia Pacific Limited and DAS Nordisk, the details of which are particularly set out in the section headed "Connected Transactions – A. Non-exempt continuing connected transactions – 5. Purchase of ULD spare parts from Nordisk Asia Pacific Ltd. by DAS Nordisk" in the DCH Prospectus;
"percentage ratio(s)"	has the meaning given to it by the Listing Rules;
"PRC"	the People's Republic of China;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder"	has the meaning given to it by the Listing Rules;
"Supplemental Outsourcing Master Agreement"	the supplemental agreement to the Original Outsourcing Master Agreement dated 17 September 2008 entered into between DAS Nordisk and DAS;
"Supplemental Sale and Purchase Master Agreement"	the supplemental agreement to the Original Sale and Purchase Master Agreement dated 17 September 2008 entered into between Nordisk Asia Pacific Limited and DAS Nordisk;
"ULD"	unit load device, which includes all unit load device types currently being operated by CX;
"ULD Maintenance Services Agreement"	the ULD maintenance and repair services agreement dated 17 September 2008 entered into between CX and DAS Nordisk under which, among other things, CX agreed to appoint DAS Nordisk to provide ULD maintenance and repair services; and
"%"	per cent.

By order of the board
Dah Chong Hong Holdings Limited
Tso Mun Wai
Company Secretary

By order of the board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 17 September 2008

As at the date of this announcement, the directors of DCH Holdings are:

Executive directors: *Hui Ying Bun (Chairman), Chu Hon Fai, Yip Moon Tong, Mak Kwing Tim, Lau Sei Keung, Tsoi Tai Kwan, Arthur and Glenn Robert Sturrock Smith*

Non-executive directors: *Ho Hau Hay, Hamilton, Chau Chi Yin, Chan Chui Sheung, Stella and Kwok Man Leung*

Independent non-executive directors: *Cheung Kin Piu, Valiant, Hsu Hsung, Adolf and Yeung Yue Man*

As at the date of this announcement, the directors of CITIC Pacific are:

Executive directors: *Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung*

Non-executive directors: *Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to André Desmarais)*

Independent non-executive directors: *Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong*

END